WesBanco, Inc. 2025 Annual Report


WesBanco

FINANCIAL HIGHLIGHTS

(in thousands, except shares and per share amounts)

	December 31, 2025	December 31, 2024	% Change
FOR THE YEAR			
Earnings per common share - diluted	**$ 2.23**	$ 2.26	(1.3)
Earnings per common share - diluted, excluding certain items (1) (2)	**$ 3.40**	$ 2.34	45.3
Dividends declared per common share	**$ 1.49**	$ 1.45	2.8
Net income available to common shareholders	**$ 202,564**	$ 141,385	43.3
Net income available to common shareholders, excluding certain items (1) (2)	**$ 309,477**	$ 146,441	111.3
Average common shares outstanding - diluted	**91,034,094**	62,653,557	45.3
Period end common shares outstanding	**96,067,559**	66,919,805	43.6
Period end preferred shares outstanding	**230,000**	150,000	53.3
AT YEAR END			
Securities	**$ 4,451,087**	$ 3,412,259	30.4
Net portfolio loans	**19,007,683**	12,517,663	51.8
Total assets	**27,696,333**	18,684,298	48.2
Deposits	**21,668,840**	14,133,717	53.3
Total FHLB and other borrowings	**1,310,679**	1,192,073	9.9
Subordinated and junior subordinated debt	**308,529**	279,308	10.5
Shareholders' equity	**4,031,913**	2,790,281	44.5
TRUST ASSETS AT MARKET VALUE (3)	**$ 7,885,513**	$ 5,967,610	32.1
KEY RATIOS			
Return on average assets	**0.78 %**	0.78 %	-
Return on average assets, excluding certain items (1) (2)	**1.19**	0.81	46.9
Return on average tangible assets (1)	**0.92**	0.87	5.7
Return on average tangible assets, excluding certain items (1) (2)	**1.36**	0.90	51.1
Return on average equity	**5.41**	5.33	1.5
Return on average equity, excluding certain items (1) (2)	**8.27**	5.52	49.8
Return on average tangible equity (1)	**10.45**	9.66	8.2
Return on average tangible equity, excluding certain items (1) (2)	**15.40**	9.99	54.2
Return on average tangible common equity (1)	**11.46**	10.66	7.5
Return on average tangible common equity, excluding certain items (1) (2)	**16.89**	11.03	53.1
Average loans to average deposits	**89.24**	89.48	(0.3)
Allowance for credit losses to total loans	**1.14**	1.10	3.6
Allowance for credit losses to total non-performing loans	**238.85**	349.08	(31.6)
Non-performing assets to total assets	**0.33**	0.22	50.0
Net loan charge-offs to average loans	**0.10**	0.11	(9.1)
Dividend payout ratio	**66.82**	64.16	4.1
Dividend payout ratio, excluding certain items (1) (2)	**43.82**	61.97	(29.3)
Non-interest income as a percentage of total revenues	**17.00**	21.11	(19.5)
Efficiency ratio (1) (4)	**52.87**	63.52	(16.8)
Net interest margin (4)	**3.53**	2.96	19.3
CAPITAL RATIOS AT YEAR END			
Shareholders' equity to total assets	**14.56 %**	14.93 %	(2.5)
Tangible equity to tangible assets (1)	**8.99**	9.52	(5.6)
Tangible common equity to tangible assets (1)	**8.13**	8.70	(6.6)
Tier 1 leverage ratio	**9.42**	10.68	(11.8)
Tier 1 capital to risk-weighted assets	**11.42**	13.06	(12.6)
Total capital to risk-weighted assets	**13.92**	15.88	(12.3)
Common equity tier 1 capital ratio	**10.37**	12.07	(14.1)
PER COMMON SHARE			
Closing common stock price	**$ 33.24**	$ 32.54	2.2
Book value at year end	**39.64**	39.54	0.3
Tangible book value at year-end (1)	**22.01**	22.83	(3.6)

(1) See “Non-GAAP Financial Measures” in Item 7 of WesBanco’s Annual Report on Form 10-K, a copy of which is included herein, for reconciliations of these non-GAAP measures. WesBanco believes that these non-GAAP financial measures are useful to investors as they enhance investors’ understanding of WesBanco’s business and performance. Please review the financial statements and non-GAAP financial measures and related information included in this Annual Report and filed with the Securities and Exchange Commission for complete details of WesBanco’s financial performance during 2025.

(2) Certain items excluded from the calculation consist of after-tax restructuring and merger-related expenses and the day one provision for credit losses on acquired loans.

(3) These assets are held by WesBanco in fiduciary or agency capacities for its customers and therefore are not included as assets on WesBanco's Consolidated Balance Sheets.

(4) Taxable-equivalent basis.

Dear Shareholders,

2025 was a transformative year for WesBanco, driven by disciplined growth and strong execution. As we look towards 2026, the Bank is now a $28 billion regional financial services partner proudly supporting the financial journeys of customers in nine states.

A Historic Acquisition

In the first half of 2025, WesBanco successfully completed the largest acquisition and conversion in its history, welcoming the customers and shareholders of Premier Financial Corp. Since then, WesBanco has seen strong customer retention and satisfaction, and organic growth opportunities across our footprint. Our financial metrics have meaningfully outperformed those modeled at the time of the acquisition announcement, including earnings per share, net interest margin, return on assets, and capital. With this historic acquisition, WesBanco now ranks among the top 50 publicly-traded U.S. financial institutions, based on total assets.

Business Highlights

WesBanco delivered strong organic loan growth of 8% annually for the last four years, and importantly, has fully funded this growth the last two years with deposits, helping to strengthen our balance sheet and net interest margin, which was notably 3.61% for the fourth quarter of 2025, an increase of 58 basis points from the prior year.

For more than a century, our Wealth Management solutions have guided generations of families, and demand continues to accelerate in our newer markets. As of December 31, we managed a record $10.4 billion of client assets – $7.9 billion of assets under management in our Trust and Investment Services and $2.5 billion of broker-dealer securities account values (including annuities).

Treasury Management, a key component of our relationship banking approach, also delivered strong performance, including a nearly four-fold increase in the number of clients utilizing our business multi-card product in just one year. This momentum drove a 50% year-over-year increase in treasury management revenues, totaling $6 million for the year.

In Commercial Banking, we launched a dedicated healthcare vertical led by a team of seasoned industry experts. By providing tailored lending and full relationship banking solutions, the team has generated nearly $500 million of loans, more than $175 million of deposits, and $5 million of non-interest income.

In addition, we announced a strategic optimization of our financial center network, enabling us to reinvest in the locations, markets and channels with the greatest opportunity for growth. This strategy includes select financial center closures, refreshing existing locations, opening new banking centers within our existing footprint, and continuing to enhance our digital banking offerings. After careful review, WesBanco made the decision to close 27 locations, consistent with the number closed over the prior three years.

At the same time, we continued to expand organically into new markets, with strong growth demographics, through new loan production offices in Northern Virginia and Knoxville, Tennessee, and the addition of seasoned banking teams with proven track records. As we continue to advance this plan in 2026, we're confident it will position us to drive growth across loans, deposits, and fee income.

Financial Highlights

We generated strong year-over-year pre-tax, pre-provision earnings growth of more than 100% and earnings per share growth of 45%, when excluding merger-related and restructuring charges. To accomplish this, we delivered solid loan growth fully funded by deposits, strengthened our balance sheets, improved our net interest margin, and maintained our legacy of credit quality. For the twelve months ended December 31, 2025, net income available to common shareholders[1] was $309.5 million, or $3.40 per diluted share, as compared to $146.4 million, or $2.34 per diluted share, for the prior year, when excluding merger-related and restructuring charges. We delivered positive operating leverage through strong revenue growth and cost control, as demonstrated by our full year efficiency ratio[1] improving nearly 11 percentage points year-over-year to 52.9%.The strength of our financial performance, during the past year, was further reflected in our return on average assets of 1.2%[1], return on average tangible common equity of 17%[1], non-performing assets to total assets of just 0.33%, and a capital position that continues to provide financial and operational flexibility, as demonstrated by our common equity tier 1 (CET1) capital ratio of 10.4%.

[1]See "Non-GAAP Financial Measures" in Item 7 of Wesbanco's Annual Report on Form 10-K for reconciliations of these non-GAAP measures.

Strength in Our Balance Sheet

Our Commercial and Retail teams again delivered solid loan and deposit growth and comprehensive relationship banking solutions, including deposits, ancillary products and services, and wealth management solutions. When paired with our legacy of strong underwriting and credit standards, we achieved our strong loan growth without sacrificing credit quality. Here are some key 2025 highlights:

- Reflecting the Premier Financial Corp. acquisition, total assets were $27.7 billion, total loans were $19.2 billion, and total deposits were $21.7 billion, as of December 31
- Both total and organic loan growth was fully funded by deposit growth
- Organic loan growth totaled $657 million, or 5.2%, despite record commercial real estate payoffs totaling $905 million
- Organic deposit growth totaled $662 million, or 4.7%, despite the intentional run-off of higher cost certificates of deposit
- An average loan to deposit ratio of 89% provides capacity to fund continued loan growth

Already in a strong capital position, as demonstrated by regulatory capital ratios that are well above the applicable well-capitalized standards promulgated by bank regulators, we further strengthened our balance sheet through the issuance, on September 10, of $230 million of Series B preferred stock, which was primarily used to redeem our outstanding Series A preferred stock and $50 million of subordinated debt, which was assumed in connection with our acquisition of Premier Financial Corp. In conjunction with the issuance of the Series B preferred stock, WesBanco was assigned its first-time ratings from Moody's Ratings of A3 for WesBanco Bank, Inc. and issuer rating of Baa3 for WesBanco, Inc. Receiving these ratings was another important step in advancing our long-term growth strategy and delivering sustainable value for shareholders and is reflective of our diverse loan portfolio, solid profitability, and strong credit quality.

Reflecting our strong capital position and net income, we declared a one-cent increase to our quarterly common stock cash dividend on November 19, which raised the dividend to $0.38 per common share. This increase represented a 2.7% increase in the quarterly dividend compared to the fourth quarter of 2024, an annualized cash dividend of $1.52, and a cumulative increase of more than 170% since 2010. WesBanco offers a current dividend yield of approximately 4.4% based upon the market price of WesBanco common stock on February 27, 2026.

Accolades

WesBanco continues to earn national accolades for stability, trustworthiness, and workplace excellence, including:

- Forbes' Most Trusted Companies in America
- Newsweek's America's Best Regional Banks & Credit Unions
- America Saves Designation of Savings Excellence
- Forbes' Best in State in Banks

Leadership Transitions

We acknowledge the retirements of James W. Cornelsen, Michael J. Crawford, Abigail M. Feinknopf, and D. Bruce Knox from the WesBanco Board of Directors, effective at the Annual Shareholders Meeting. We thank James, Michael, Abigail, and Bruce for their many years of counsel and dedicated service to WesBanco.

We would also like to acknowledge Jay T. McCamic who passed away on April 18, 2025, after a long illness. During his 22 years of service to WesBanco, Mr. McCamic brought deep legal expertise, sound judgement, and a shareholder-focused perspective that made him a valued and respected voice on our Board. We extend our thanks and condolences to his wife, Jimmie Ann McCamic and their two sons, Jeremy and Nathan McCamic.

As we enter 2026, we remain focused on driving positive operating leverage, deepening existing client relationships while building new ones, and expanding our franchise into new high-growth markets. Through our growth-oriented business model, we are well-positioned to continue our evolution as a regional financial services partner and generate ongoing value for our shareholders.

We invite you to participate in our Annual Shareholders Meeting to be held virtually on Wednesday, April 15, 2026, at 12:00 noon.



Christopher V. Criss
Chairman of the Board


WesBanco®



Jeffrey H. Jackson
President and Chief Executive Officer

WesBanco, Inc.
March 2, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to

Commission File Number 001-39442

WESBANCO, INC.
(Exact name of Registrant as specified in its charter)

WEST VIRGINIA	**55-0571723**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
1 Bank Plaza, Wheeling, WV	**26003**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 304-234-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each Exchange on which registered
Common Stock $2.0833 Par Value	**WSBC**	**Nasdaq Global Select Market**
Depositary Shares (each representing 1/40th interest in a share of 7.375% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B)	**WSBCO**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☑	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

The aggregate market value of the registrant's outstanding voting and non-voting common stock held by non-affiliates on June 30, 2025, determined using a per share closing price on that date of $31.63, was $2,942,930,253.

As of February 18, 2026, there were 96,113,059 shares of Wesbanco, Inc. common stock $2.0833 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically designated portions of Wesbanco, Inc.'s definitive proxy statement which will be filed by March 31, 2026 for its Annual Meeting of Shareholders (the "Proxy Statement") to be held in 2026 are incorporated by reference into Part III of this Form 10-K.

WESBANCO, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

ITEM #	ITEM	Page No.
	Part I	
1	Business	3-10
1A	Risk Factors	10-19
1B	Unresolved Staff Comments	19
1C	Cybersecurity	20-21
2	Properties	22
3	Legal Proceedings	22
4	Mine Safety Disclosures	22
	Part II	
5	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23-24
6	Reserved	24
7	Management’s Discussion and Analysis of Financial Condition and Results of Operations	25-60
7A	Quantitative and Qualitative Disclosures about Market Risk	61-62
8	Financial Statements and Supplementary Data	63-139
9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	140
9A	Controls and Procedures	140
9B	Other Information	140
9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	140
	Part III	
10	Directors, Executive Officers and Corporate Governance	141
11	Executive Compensation	141
12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	141
13	Certain Relationships and Related Transactions, and Director Independence	141
14	Principal Accountant Fees and Services	141
	Part IV	
15	Exhibits and Financial Statement Schedules	142
16	Form 10-K Summary	142
	Signatures	146

PART I

ITEM 1. BUSINESS

GENERAL

Wesbanco, Inc. (“Wesbanco” or the “Company”), a bank holding company incorporated in 1968 and headquartered in Wheeling, West Virginia, offers a full range of financial services including retail banking, corporate banking, personal and corporate trust services, brokerage services, mortgage banking and insurance. Wesbanco offers these services through two reportable segments, community banking and trust and investment services. For additional information regarding Wesbanco’s business segments, please refer to Note 24, “Business Segments” in the Consolidated Financial Statements.

As of December 31, 2025, Wesbanco operated one commercial bank: Wesbanco Bank, Inc. (“Wesbanco Bank” or the “Bank”). The Bank has 251 branches and 266 ATM machines located in West Virginia, Ohio, western Pennsylvania, Kentucky, Indiana, Michigan and Maryland. Total assets of Wesbanco as of December 31, 2025 approximated $27.7 billion. Wesbanco Bank also offers trust and investment services and various alternative investment products including mutual funds and annuities. The market value of assets under management of the trust and investment services segment is approximately $7.9 billion as of December 31, 2025. These assets are held by Wesbanco Bank in fiduciary or agency capacities for its customers and therefore are not included as assets on Wesbanco’s Consolidated Balance Sheets.

Wesbanco also offers additional services through its non-banking subsidiaries, all of which are wholly owned directly or indirectly by Wesbanco:

Wesbanco Insurance Services, Inc. (“Wesbanco Insurance”) is a multi-line insurance agency specializing in property, casualty, life and title insurance, with benefit plan sales and administration for personal and commercial clients.

Wesbanco Securities, Inc. (“Wesbanco Securities”) is a full service broker-dealer, which also offers discount brokerage services.

Wesbanco Asset Management, Inc. holds certain investment securities and a loan in a Delaware-based subsidiary.

Wesbanco Properties, Inc. holds certain commercial real estate properties. The commercial property is leased to Wesbanco Bank and to certain non-related third parties.

FAH, LLC and Flagship Acquisitions Trust, which were acquired in the Old Line Bancshares, Inc. ("OLBK") acquisition and are Maryland limited liability corporations, hold certain real estate properties located in the Maryland area.

Wesbanco has thirteen capital trusts, which are formed for the purpose of issuing trust preferred securities (“Trust Preferred Securities”) and lending the proceeds to Wesbanco. For more information regarding Wesbanco’s issuance of Trust Preferred Securities, please refer to Note 11, “Subordinated Debt and Junior Subordinated Debt” in the Consolidated Financial Statements.

AMSCO, Inc. formerly engaged in the management of certain real estate development and construction of 1-4 family residential units. It is in the process of winding up its business activities and will be dissolved.

First Insurance Group of the Midwest, Inc., which was acquired in the Premier Financial Corp. ("PFC") acquisition, formerly offered insurance services throughout PFC's markets prior to the sale of substantially all of its assets by PFC on June 30, 2023. It is in the process of being dissolved.

Wesbanco Bank’s Investment Department also serves as investment adviser to a family of mutual funds, namely the “WesMark Funds.” The fund family is comprised of the WesMark Large Company Fund, the WesMark Balanced Fund, the WesMark Small Company Fund, the WesMark Government Bond Fund, the WesMark West Virginia Municipal Bond Fund, and the WesMark Tactical Opportunity Fund.

As of December 31, 2025, none of Wesbanco’s subsidiaries were engaged in any operations in foreign countries, and only one had any transactions with customers in foreign countries. The Bank also provides letters of credit internationally for certain domestic customers and provides international wire services through a third-party correspondent bank.

WEBSITE ACCESS TO WESBANCO’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION

Wesbanco’s electronic filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available at no cost on Wesbanco’s website, www.wesbanco.com, through the “Investors” link as soon as reasonably practicable after Wesbanco files such material with, or furnishes it to, the SEC. Wesbanco’s SEC filings are also available through the SEC’s website at www.sec.gov. Wesbanco routinely posts important information on the Company's website in the "Investors" section. Wesbanco may also use its website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investors section of the website in addition to following Wesbanco's press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, Wesbanco's website is not incorporated by reference into, and is not a part of, this Annual Report on Form 10-K.

ACQUISITION

On February 28, 2025, Wesbanco completed its acquisition of PFC. For additional information regarding the Merger, see Note 2, "Mergers and Acquisitions." In addition, the Merger Agreement is filed as an exhibit to this Annual Report on Form 10-K.

HUMAN CAPITAL RESOURCES

At December 31, 2025, Wesbanco employed 2,969 full-time equivalent employees. At that date, the average tenure of all of our full-time employees was approximately 10 years while the average tenure of our executive officers was over 15 years. None of our employees are represented by collective bargaining agreements. We maintain positive working relationships with our employees. The safety and care of our employees and their families as well as the communities where we serve is paramount for us.

Of our total employees, over 11% or 339 were minorities with 120 or 35% of those officers. Of our 1463 total officers, 832 or 57% were women. Our overall turnover rate for 2025 was 18%; however, our turnover rate for officers was 16% for 2025.

Our corporate culture has been established by senior management and overseen by our board of directors. Built upon three pillars - Mission, Vision and Pledge, our culture, which is both customer and employee-centric, is focused on growing genuine long-term relationships by pledging to serve all personal and business customer needs efficiently and effectively while embodying respect, creating exceptional customer experiences, ensuring soundness and stability, holding ourselves accountable and being stewards of our communities. Wesbanco completed its third employee engagement survey in the fourth quarter of 2025 which focused on Wesbanco culture. We were pleased with the number of participants and their feedback as we reviewed and analyzed the data collected.

Wesbanco has been a leader in its communities for over 150 years, and we want to continue to take a leadership role by noting our stance for equality. We are a group with diverse backgrounds and ethnicities and share the same values of dignity and respect for our co-workers, customers, and fellow community members. We have been able to enhance our engagement with the communities we serve through the retention of many of the employees we have acquired through our acquisition strategy who bring a strong skill set to our organization.

In addition, we have engaged in leadership training for senior and middle management supervisors. We annually assess talent through a specific Talent Development Program to identify, promote and build development plans among multiple levels of management. These efforts have resulted in Wesbanco being designated as one of the "greatest" workplaces.

Our hope is that this not only helps us evolve and grow as a company but that it also spreads to all of our other community efforts. In 2025, Wesbanco provided philanthropic donations and sponsorships totaling over $3.5 million in support of worthwhile organizations serving local communities across our footprint. Further, our employees provided technical assistance services and financial education to 845 organizations and area schools that resulted in over 17,800 volunteer hours in 2025.

COMPETITION

Competition in the form of price and service from other banks, including local, regional and national banks and financial companies such as savings and loan companies, internet banks, payday lenders, money services businesses, credit unions, finance companies, brokerage firms and other non-banking companies providing various regulated and non-regulated financial services and products, is intense in most of the markets served by Wesbanco and its subsidiaries. Wesbanco's trust and investment services segment receives competition from commercial banks, trust companies, mutual fund companies, investment advisory firms, law firms, brokerage firms, and other financial services companies. As a result of consolidation within the financial services industry, mergers between, and the expansion of, financial institutions both within and outside of Wesbanco's major markets have provided significant competitive pressure in those markets. Many of Wesbanco's competitors have greater resources and, as such, may have higher lending limits and may offer other products and services that are not provided by Wesbanco. Wesbanco generally competes on the basis of superior customer service and responsiveness to customer needs, available loan and deposit products, rates of interest charged on loans, rates of interest paid for deposits, and the availability and pricing of trust, brokerage and insurance services. As a result of Wesbanco's expansion into certain larger metropolitan markets, it has faced entrenched larger bank competitors with an already existing customer base that may far exceed Wesbanco's initial entry position into those markets. As a result, Wesbanco may be forced to compete more aggressively for loans, deposits, trust and insurance products to grow its market share, potentially reducing its current and future profit potential from such markets.

SUPERVISION AND REGULATION

As a financial holding company under federal law, Wesbanco is subject to supervision and examination by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is required to file with the Federal Reserve Board reports and other information regarding its business operations and the business operations of its subsidiaries.

Wesbanco has elected to be a financial holding company. By electing financial holding company status, a bank holding company is permitted to engage in activities that have been deemed by the Federal Reserve Board, in coordination with the Secretary of the Treasury, to be financial in nature, incidental to an activity that is financial in nature, or complementary to a financial activity, provided that the complementary activity does not pose a safety and soundness risk. Such activities include underwriting insurance or annuities; providing financial or investment advice; underwriting, dealing in, or making markets in securities; merchant banking, subject to limitations; insurance company portfolio investing, subject to limitations; and any activities previously found by the Federal Reserve Board to be closely related to banking. Wesbanco Bank has also qualified Wesbanco Insurance as a financial subsidiary, which permits Wesbanco Insurance to engage in activities that are financial in nature.

Wesbanco is subject to additional supervision from the Federal Reserve Board and its primary banking regulators due to its exceeding $10 billion in assets and seeks to ensure that sufficient resources are allocated to safety and soundness compliance with applicable laws, such as the Bank Secrecy Act, anti-money laundering regulations, and the Community Reinvestment Act ("CRA"), among others, and risk management and internal audit, among other functions, so that the enhanced requirements of the Federal Reserve Board and its primary banking regulators are met.

As indicated above, Wesbanco presently operates one bank subsidiary, Wesbanco Bank, which is a West Virginia-chartered banking corporation which is not a member bank of the Federal Reserve System. It is subject to examination and supervision by the Federal Deposit Insurance Corporation (the "FDIC"), the West Virginia Division of Financial Institutions ("WVDFI"), and, because its assets exceed $10 billion, the Consumer Financial Protection Bureau ("CFPB"). The deposits of Wesbanco Bank are insured by the Deposit Insurance Fund of the FDIC up to applicable deposit insurance limits. Wesbanco's non-bank subsidiaries are subject to examination and supervision by the Federal Reserve Board and the Federal Reserve Bank of Cleveland, Ohio ("Federal Reserve") and examination by other federal and state agencies, including, in the case of certain securities activities, regulation by the SEC, the Financial Institution Regulatory Authority, Inc. ("FINRA"), the Municipal Securities Rulemaking Board and the Securities Investors Protection Corporation ("SIPC"). Wesbanco Bank maintains one designated financial subsidiary, Wesbanco Insurance, which, as indicated above, is a multi-line insurance agency specializing in property, casualty, life and title insurance, with benefit plan sales and administration for personal and commercial clients. As a result of exceeding the $10 billion asset threshold, Wesbanco Bank is subject to enhanced prudential supervision from both the FDIC and WVDFI as part of their respective large bank supervision programs.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the "Riegle-Neal Act"), a bank holding company may acquire banks in states other than its home state, subject to certain limitations. The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate banking. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), banks are also permitted to establish de novo branches across state lines to the same extent that a state-chartered bank in each host state would be permitted to open branches.

Under the BHCA, prior Federal Reserve Board approval is required for Wesbanco to directly or indirectly acquire more than 5% of the voting stock of any bank. In determining whether to approve a proposed bank acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low- and moderate-income neighborhoods, consistent with safe and sound operation of the bank under the CRA.

HOLDING COMPANY REGULATIONS

As indicated in "Item 1. Business-General" Wesbanco has one state-chartered bank subsidiary, Wesbanco Bank, as well as four directly held non-bank subsidiaries (excluding capital trusts). Wesbanco Bank is subject to affiliate transaction restrictions under federal law, which limit "covered transactions" by Wesbanco Bank with Wesbanco and any non-bank subsidiaries of Wesbanco, which are referred to in the aggregate in this paragraph as "affiliates" of Wesbanco Bank. "Covered transactions" include loans or extensions of credit to an affiliate (including repurchase agreements), purchases of or investments in securities issued by an affiliate, purchases of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, certain transactions that involve borrowing or lending securities, and certain derivative transactions with an affiliate. Such covered transactions between Wesbanco Bank and any single affiliate are limited in amount to 10% of Wesbanco Bank's capital and surplus, and, with respect to covered transactions with all affiliates in the aggregate, are limited in amount to 20% of Wesbanco Bank's capital and surplus. Furthermore, such loans or extensions of credit, guarantees, acceptances and letters of credit, and any credit exposure resulting from securities borrowing or lending transactions or derivatives transactions, are required to be secured by collateral at all times in amounts specified by law. In addition, all covered transactions must be conducted on terms and conditions that are consistent with safe and sound banking practices.

The Dodd-Frank Act requires a bank holding company to act as a source of financial strength to its subsidiary bank. Under this source of strength requirement, the Federal Reserve Board may require a bank holding company to make capital infusions into a troubled subsidiary bank, and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. A capital infusion conceivably could be required at a time when Wesbanco may not have the resources to provide it.

The Volcker Rule (the Federal Reserve Board's Regulation VV) limits Wesbanco's ability to engage in proprietary trading, as well as its ability to sponsor or invest in certain hedge funds or private equity funds. The Volcker Rule also includes certain compliance program requirements that apply to banking entities that engage in permissible proprietary trading or permitted covered fund activities. Banking entities that, together with their affiliates and subsidiaries, have an average gross sum of trading assets and liabilities (excluding obligations of or guaranteed by the United States or an agency of the United States) of less than $1 billion for four consecutive quarters are presumed to be in compliance with the Volcker Rule's restrictions on proprietary trading and acquisition or retention of ownership interests in covered funds. Consequently, such banking entities do not have an affirmative obligation to demonstrate compliance with such restrictions ("limited trading compliance presumption"). Wesbanco meets the limited trading compliance presumption because its gross consolidated trading assets and liabilities have been below $1 billion for four consecutive quarters.

PAYMENT OF DIVIDENDS

Dividends from Wesbanco Bank are a significant source of funds for payment of dividends to Wesbanco's shareholders. For the year ended December 31, 2025, Wesbanco declared cash dividends to its preferred and common shareholders of approximately $15.0 million and $141.8 million, respectively.

As of December 31, 2025, Wesbanco Bank was "well capitalized" under the definition in Section 324.403 of the FDIC Regulations. Should Wesbanco Bank be deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, the FDIC would require certain corrective actions which could include limitations on the ability of the Bank to pay dividends. All financial institutions are subject to the prompt corrective action provisions set forth in Section 38 of the Federal Deposit Insurance Act (the "FDI Act") and the provisions set forth in Section 308.201 of the FDIC Regulations. Immediately upon a state non-member bank receiving notice, or being deemed to have notice, that the bank is undercapitalized, significantly undercapitalized, or critically undercapitalized, as defined in Section 324.403 of the FDIC Regulations, the bank is precluded from being able to pay dividends to its shareholders based upon the requirements in Section 38(d) of the FDI Act, 12 U.S.C. § 1831o(d). Wesbanco Bank and Wesbanco are subject to "capital conservation buffer" rules which require Wesbanco and Wesbanco Bank to have capital levels above the regulatory minimums to pay dividends (discussed below in connection with the Basel III initiative under "Item 1. Business—Capital Requirements").

In addition, with respect to possible dividends by the Bank, under Section 31A-4-25 of the West Virginia Code, the prior approval of the West Virginia Commissioner of Financial Institutions would be required if the total of all dividends declared by the Bank in any calendar year would exceed the total of the Bank's net profits for that year combined with its retained net profits of the preceding two years. Further, Section 31A-4-25 limits the ability of a West Virginia banking institution to pay dividends until the surplus fund of the banking institution equals the common stock of the banking institution and if certain specified amounts of recent profits of the banking institution have not been carried to the surplus fund.

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice which, depending on the financial condition of the bank, could include the payment of dividends, such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board has issued policy statements, which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Under applicable law, bank regulatory agency approval is required if the total of all dividends declared by a bank in any calendar year exceeds the available retained earnings or exceeds the aggregate of the bank's net profits (as defined by regulatory agencies) for that year and its retained net profits for the preceding two years. As of December 31, 2025, under West Virginia and FDIC regulations, Wesbanco could receive, without prior regulatory approval, a dividend of up to $331.3 million from Wesbanco Bank. Additional information regarding dividend restrictions is set forth in Note 22, "Regulatory Matters," in the Consolidated Financial Statements.

In 2009, the Federal Reserve Division of Banking Supervision and Regulation issued Supervisory Letter SR 09-4, "Applying Supervisory Guidance and Regulations on the Payment of Dividends, Stock Redemptions, and Stock Repurchases at Bank Holding Companies," providing direction to bank holding companies on the payment of dividends, capital repurchases and capital redemptions. Although the letter largely reiterates longstanding Federal Reserve supervisory policies, it emphasizes the need for a bank holding company to review various factors when considering the declaration of a dividend or taking action that would reduce regulatory capital provided by outstanding financial instruments. These factors include the potential need to increase loan loss reserves, write down assets and reflect declines in asset values in equity. In addition, the bank holding company should consider its past and anticipated future earnings, the dividend payout ratio in relation to earnings, and adequacy of regulatory capital before any action is taken. The consideration of capital adequacy should include a review of all known factors that may affect capital in the future. In 2020, Attachment C was added to SR 09-4 to provide greater clarity regarding the situations in which holding companies may expect an expedited consultation under the process described in SR 09-4. Generally, a holding company considering paying a dividend in excess of earnings for the period (1) must have net income available over the past year sufficient to fully fund dividends, (2) is not considering stock repurchases or redemptions in the current quarter, (3) does not have any concentrations in commercial real estate lending that exceed supervisory thresholds, and (4) is in good supervisory condition, to receive this expedited consultation.

In certain circumstances, defined by regulation relating to levels of earnings and capital, advance notification to, and in some circumstances, approval by the regulator could be required to declare a dividend or repurchase or redeem capital instruments.

FDIC INSURANCE

FDIC Insurance premiums are assessed using a risk-based approach that places insured institutions into categories based on capital and risk profiles. Since 2019, Wesbanco Bank has been considered a large bank for purposes of the premium calculation because its total assets exceeded $10 billion for four consecutive quarters prior to that. Large banks are subject to more continuous oversight by the FDIC and a more complex insurance premium calculation, involving additional loan-related and other risk factors leading to an overall higher rate as compared to that of small banks. In 2025, Wesbanco Bank paid deposit insurance premiums of $21.5 million, compared to $13.8 million and $11.2 million in 2024 and 2023, respectively. The increase in the premiums was predominately due to the PFC acquisition which increased the assessment base by about 47%. As well, the average assessment rate increased from 8.4 basis points in 2024 to 8.9 in 2025.

CAPITAL REQUIREMENTS

The Federal Reserve Board has issued risk-based capital ratio and leverage ratio requirements for bank holding companies. The risk-based capital ratio requirements establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. Under the requirements and related policies, bank holding companies must maintain capital sufficient to meet both a risk-based asset ratio test and a leverage ratio test on a consolidated basis. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into several weighted categories, with higher weightings being assigned to categories perceived as representing greater risk. A bank holding company's capital is then divided by total risk-weighted assets to yield the risk-based ratio. The leverage ratio is determined by relating core capital to total assets adjusted as specified in the guidelines. The Bank is subject to substantially similar capital requirements.

The federal regulatory authorities' risk-based capital guidelines are currently based upon agreements reached by the Basel Committee on Banking Supervision (the "Basel Committee"). The Basel Committee is a committee of central banks and bank supervisors and regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In 2010, the Basel Committee issued a strengthened set of international capital and liquidity standards for banks and bank holding companies, known as "Basel III." In 2013, the U.S. federal banking agencies issued a joint final rule that implements the Basel III capital standards and establishes the minimum capital levels required under the Dodd-Frank Act.

Generally, under the applicable requirements, a financial institution's capital is divided into common equity Tier 1 ("CET1"), total Tier 1 and Tier 2. CET1 includes common shares and retained earnings less goodwill, intangible assets subject to limitation and certain deferred tax assets subject to limitation. In addition, an institution may make a one-time, permanent election to continue to exclude accumulated other comprehensive income from capital. If an institution does not make this election, unrealized gains and losses will be included in the calculation of its CET1. Total Tier 1 is comprised of CET1 and certain additional Tier 1 capital instruments, including qualifying cumulative perpetual preferred stock and qualifying trust preferred securities. (See below within this section for more information regarding the capital treatment of Wesbanco's trust preferred securities.)

Tier 2, or supplementary capital, includes, among other things, portions of trust preferred securities and cumulative perpetual preferred stock not otherwise counted in Tier 1 capital, as well as perpetual preferred stock, intermediate-term preferred stock, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, term subordinated debt, unrealized holding gains on equity securities, and the allowance for loan and lease losses, all subject to certain limitations. "Total capital" is the sum of Tier 1 and Tier 2 capital.

The Federal Reserve Board has established the following minimum capital levels banks and bank holding companies are required to maintain as a percentage of risk-weighted assets (including various off-balance sheet items): (i) CET1 of at least 4.5%, (ii) Tier 1 capital ratio of at least 6%, (iii) total capital ratio (Tier 1 and Tier 2 capital) of at least 8%; and (iv) a non-risk-based leverage ratio (Tier 1 capital to average consolidated assets) of 4%. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in credit and market risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Balance sheet and off-balance sheet exposures are assigned to one of several risk-weights primarily based on relative credit risk. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Additionally, certain institutions, such as Wesbanco, are required to maintain a 2.5% common equity Tier 1 capital conservation buffer over the minimum risk-based capital requirements to avoid restrictions on the ability to pay dividends, discretionary bonuses to executive officers, and engage in share repurchases.

Failure to meet applicable capital guidelines could subject a financial institution to a variety of enforcement remedies available to the federal regulatory authorities, including limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital, and the termination of deposit insurance by the FDIC, as well as to the measures described below under "Prompt Corrective Action" as applicable to undercapitalized institutions.

As of December 31, 2025, Wesbanco's CET1, Tier 1 and total capital to risk-adjusted assets ratios were 10.37%, 11.42% and 13.92%, respectively. Wesbanco made a timely permanent election to exclude accumulated other comprehensive income from regulatory capital. As of December 31, 2025, Wesbanco Bank's CET1, Tier 1 and total capital to risk-adjusted assets ratios were 12.06%, 12.06% and 13.12%, respectively, all in excess of the minimum requirements. Neither Wesbanco nor the Bank had been advised by the appropriate federal banking regulator of any specific leverage ratio applicable to it. As of December 31, 2025, Wesbanco's leverage ratio was 9.42% and the Bank's leverage ratio was 9.92%.

As of December 31, 2025, Wesbanco had $167.1 million in junior subordinated debt on its Consolidated Balance Sheets. For regulatory purposes, Trust Preferred Securities totaling $161.9 million underlying such junior subordinated debt were included in Tier 2 capital as of December 31, 2025. For more information regarding trust preferred securities, please refer to Note 11, "Subordinated and Junior Subordinated Debt" in the Consolidated Financial Statements.

The risk-based capital standards of the Federal Reserve and the FDIC specify that evaluations by the banking agencies of a bank's capital adequacy will include an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. These banking agencies have issued a joint policy statement on interest rate risk describing prudent methods for monitoring such risk that rely principally on internal measures of exposure and active oversight of risk management activities by senior management.

CONSUMER PROTECTION LAWS

In connection with its lending and leasing activities, all banks are subject to a number of federal and state laws designed to protect consumers and promote lending and other financial services to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Electronic Fund Transfer Act, and, in some cases, their respective state law counterparts. Wesbanco is also subject to CFPB supervision and examination. Relating to mortgage lending, the Dodd-Frank Act authorized the CFPB to issue new regulations governing the ability to repay, qualified mortgages, mortgage servicing, appraisals and compensation of mortgage lenders, all of which have been issued and have taken effect. They limit the mortgage products offered by the Bank and have an impact on timely enforcement of delinquent mortgage loans.

The Federal Reserve Board's Regulation II limits the interchange fees paid by merchants to issuers when their debit cards are used as payment. The rule applies to institutions with $10 billion or more in assets and thus applies to Wesbanco and the Bank. The rule caps debit card interchange fees at $0.21 plus an additional 0.05% of the value of the transaction.

Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

COMMUNITY DEVELOPMENT

Wesbanco strives to be a leader in community development by positively impacting the communities it serves. Wesbanco has developed responsible strategies to provide targeted investment, deployment of capital, financial education, technical assistance, and innovative products and solutions that will achieve financial inclusion for all. Its vision is to create greater economic opportunities that provide the dignity of affordable housing, the empowerment of financial inclusion, the strength of successful businesses, and the sustainability of vibrant communities.

Wesbanco has proven to be a leader in its communities by providing loans, deposits and other banking services that are responsive to financial needs. The CRA requires Wesbanco Bank's primary federal bank regulatory agency, the FDIC, to assess its record in meeting the credit needs of the communities it serves, including low and moderate-income neighborhoods and persons. Institutions are assigned one of four ratings: "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." This assessment is reviewed when a bank applies to merge or consolidate with acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch office. On November 14, 2022, the FDIC assigned a rating of "Outstanding" for Wesbanco Bank's community development performance for the period of July 2019 through November 2022. The 2022 examination represented the Bank's eighth consecutive "Outstanding" CRA rating, spanning a period of more than twenty years. The FDIC will commence Wesbanco's next CRA examination in the first half of 2026.

To ensure a continued level of success in serving the needs of its community, upon the acquisition of PFC in 2025, Wesbanco Bank increased the staff of its Community Development Department to twelve employees. Of note was the addition of six Regional Community Development Officers to work within designated geographical areas of Wesbanco's footprint to promote and execute community development and CRA programs. These regional officers also lead the market community development councils, assigned to direct CRA and community development activities and provide local engagement at the market level.

In 2025, Wesbanco Bank received the "America Saves Designation of Savings Excellence for Banks," a designation from the national America Saves initiative that recognizes banks that went above and beyond to encourage people to save money during America Saves Week 2025. Wesbanco has been an active participant in America Saves Week since its inception in 2007 and this was Wesbanco's tenth consecutive designation for savings excellence. As part of the America Saves program, Wesbanco added the Military Saves and Veterans Saves initiatives, designed to help military families meet their special financial goals.

The Wesbanco Bank Community Development Corporation ("Wesbanco CDC"), an affiliate of Wesbanco Bank, was nationally recognized by the American Bankers Association Foundation ("ABA Foundation") with a Community Commitment Award for its New Markets Loan Program, an innovative revolving loan fund for small businesses. The Wesbanco CDC has received four allocations of New Markets Tax Credits to fund the New Markets Loan Program, and has leveraged those funds to originate over 250 loans totaling in excess of $188 million for the benefit of businesses located in low-income, economically distressed communities, and creating nearly 8,000 jobs.

Wesbanco Bank offers a variety of conventional loan and deposit products that provide innovative financing and savings options to meet identified needs for underserved persons and in underserved communities. These include proprietary Wesbanco products, such as the CRA Opportunity Mortgage, that provide flexible terms for low- and moderate-income persons or persons residing in low- and moderate-income areas. Wesbanco also partners with third-party providers, such as non-profit agencies and governmental entities, to provide additional funding opportunities. For example, Wesbanco leverages its membership in the Federal Home Loan Bank Pittsburgh ("FHLBank") to offer impactful programs that provide critical funding and support for communities, including small businesses and vulnerable populations. Through the FHLBank Affordable Housing Program, Wesbanco sponsors applications for non-profit organizations and housing developers to provide grants for the construction or rehabilitation of housing units for eligible populations. The FHLBank First Front Door and First Front Door Keys programs provide down payment assistance for home mortgage borrowers, and flexible financing options for small businesses are offered through the FHLBank Banking on Business loan program.

Additionally, Wesbanco has been recognized as a leader in community development lending. In the past five years, Wesbanco originated nearly $2.2 billion in community development loans, including $277 million in 2025. At the heart of the Bank's successful community development program is its commitment of time and resources to the communities it serves. In 2025, Wesbanco employees provided over 17,800 hours of volunteer service to 845 organizations and schools throughout its footprint. Additionally, in 2025, Wesbanco contributed over $3.5 million in philanthropic donations and sponsorships to worthy organizations serving local communities in Wesbanco's service area.

SECURITIES REGULATION

Wesbanco's full service broker-dealer subsidiary, Wesbanco Securities, is registered as a broker-dealer with the SEC and in the states in which it does business. Wesbanco Securities also is a member of FINRA. Wesbanco Securities is subject to regulation by the SEC, FINRA and the securities administrators of the states in which it is registered. Wesbanco Securities is a member of the SIPC, which in the event of the liquidation of a broker-dealer, provides protection for customers' securities accounts held by Wesbanco Securities of up to $500,000 for each eligible customer, subject to a limitation of $250,000 for claims for cash balances.

In addition, Wesbanco Bank's Investment Department serves as an investment adviser to a family of mutual funds and is registered as an investment adviser with the SEC and in some states.

Regulation Best Interest establishes a standard of conduct for broker-dealers when they make a recommendation to a retail customer of any securities transaction or investment strategy involving securities. Regulation Best Interest enhances the broker-dealer standard of conduct beyond existing suitability obligations, and aligns the standard of conduct with retail customers' reasonable expectations by requiring broker-dealers, among other things, to: act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker-dealer ahead of the interests of the retail customer; and address conflicts of interest by establishing, maintaining, and enforcing policies and procedures reasonably designed to identify and fully and fairly disclose material facts about conflicts of interest, and in instances where we have determined that disclosure is insufficient to reasonably address the conflict, to mitigate or, in certain instances, eliminate the conflict.

The SEC's rule governing investment adviser advertisements and payments to solicitors contains principles-based provisions designed to accommodate the continual evolution and interplay of technology and advice, and includes tailored requirements for certain types of advertisements. For example, the rule requires advisers to standardize certain parts of a performance presentation in order to help investors evaluate and compare investment opportunities, and includes tailored requirements for certain types of performance presentations. Advertisements that include third-party ratings are required to include specific disclosures to prevent them from being misleading. The rule also permits the use of testimonials and endorsements, which include traditional referral and solicitation activity, subject to certain conditions.

THE USA PATRIOT AND BANK SECRECY ACT

The USA PATRIOT Act of 2001 (the "USA Patriot Act") imposes significant compliance and due diligence obligations, material penalties, and provides for extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued various implementing regulations, which apply certain requirements of the USA Patriot Act to financial institutions, such as Wesbanco Bank and Wesbanco Securities. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, to verify the identity of their customers, including beneficial owners, and to report suspicious activities and currency transactions of a certain size. Failure of Wesbanco and its subsidiaries to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for Wesbanco and its subsidiaries.

ITEM 1A. RISK FACTORS

The risks described below are not the only ones we face in our business. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially harmed.

RISKS RELATED TO THE ECONOMY AND OTHER EXTERNAL FACTORS, INCLUDING REGULATION

CLIMATE CHANGE MANIFESTING AS PHYSICAL OR TRANSITION RISKS COULD ADVERSELY AFFECT OUR OPERATIONS, BUSINESSES AND CUSTOMERS.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include discrete events, such as flooding and wildfires, and longer-term shifts in climate patterns, such as extreme heat, sea level rise, and more frequent and prolonged drought. Such events could disrupt our operations or those of our customers or third parties on which we rely, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology and market initiatives. Transition risks, including changes in consumer preferences and additional regulatory requirements or taxes, could increase our expenses and undermine our strategies. In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our clients' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. As climate risk is interconnected with many key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies established for risks such as market, credit and operational risks; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

We continue to enhance our climate and environmental, social and corporate governance risk considerations into our risk framework and risk management programs established for strategic, credit, market, compliance, operational and reputational risks. The potential of climate risk is monitored through our risk identification process. Once identified, climate risks are assessed for potential impacts on us and our customers. These future enhancements to our risk framework are in development and will continue to be refined as new climate trends and risks arise.

GLOBAL PANDEMICS COULD ADVERSELY AFFECT THE OPERATIONS OF US AND OUR CUSTOMERS.

The spread of global pandemics could create a global public-health crisis, as previously seen with that of the COVID-19 pandemic, that can result in widespread volatility and deteriorations in household, business, economic, and market conditions. Pandemics can cause many state governments to enact social distancing requirements, which could adversely impact the economy due to the vast restrictions and forced closures of non-essential businesses during the quarantine periods. As a result, many of our customers would be adversely affected by business closures, staffing issues and/or other business restrictions. Accordingly, global pandemics may result in a significant decrease in our customers' business and/or cause our customers to be unable to meet existing payment or other obligations to us. These adverse impacts on the businesses of our customers could cause a material adverse effect to our business, financial condition, and results of operations.

ECONOMIC CONDITIONS IN WESBANCO'S MARKET AREAS COULD NEGATIVELY IMPACT EARNINGS.

Wesbanco Bank serves both individuals and business customers primarily throughout West Virginia, Ohio, western Pennsylvania, Kentucky, Indiana, Maryland, northern Virginia, southern Michigan and Tennessee. The substantial majority of Wesbanco's loan portfolio is to individuals and businesses in these markets. As a result, the financial condition, results of operations and cash flows of Wesbanco are affected by local and regional economic conditions, as well as national economic conditions. A downturn in these economies could have a negative impact on Wesbanco and the ability of the Bank's customers to repay their loans. The value of the collateral securing loans to borrowers may also decline as the economy declines. As a result, deteriorating economic conditions in these markets could cause a decline in the overall quality of Wesbanco's loan portfolio requiring Wesbanco to charge-off a higher percentage of loans and/or increase its allowance for credit losses. A decline in economic conditions in these markets may also force customers to utilize deposits held by Wesbanco Bank in order to pay current expenses causing the Bank's deposit base to shrink. As a result, the Bank may have to borrow funds at higher rates in order to meet liquidity needs. Volatility in oil and gas prices may impact shale gas activity in West Virginia, Ohio and Pennsylvania, which may somewhat negatively impact local and regional economic conditions, affecting both commercial and retail customers, resulting in potentially lower oil and gas related royalty deposits and potential credit deterioration in the loan portfolio.

WESBANCO COULD BE ADVERSELY AFFECTED BY CHANGES TO THE FISCAL, POLITICAL AND OTHER FEDERAL POLICIES.

Changes in general economic or political policies in the United States or other regions could adversely impact Wesbanco's business as well as the Bank's customers. The current United States administration has indicated that it may propose significant changes with respect to a variety of issues, including international trade agreements, import and export regulations, tariffs and customs duties, foreign relations, tax laws, corporate governance laws and corporate fuel economy standards, that could have a positive or negative impact on Wesbanco's business and the Bank's customers including those in the wholesale and distribution, manufacturing and retail industries.

WESBANCO IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND SUPERVISION.

Wesbanco is subject to extensive federal and state regulation, supervision and examination. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, rather than corporate shareholders. These regulations affect Wesbanco's lending practices, capital structure, investment practices, dividend policy, operations and growth, among other things. These regulations also impose obligations to maintain appropriate policies, procedure and controls. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Wesbanco in substantial and unpredictable ways. Such changes could subject Wesbanco to additional costs, limit the types of financial services and products that could be offered, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil penalties and/or reputation damage, which could have a material adverse effect on Wesbanco's business, financial condition and result of operations.

As of December 31, 2025, Wesbanco had $167.1 million in junior subordinated debt presented as a separate category of long-term debt on its Consolidated Balance Sheets. For regulatory purposes, Trust Preferred Securities totaling $161.9 million underlying such junior subordinated debt were previously included in Tier 1 capital in accordance with regulatory reporting requirements prior to December 31, 2019. Rules issued in 2013 generally exclude trust preferred securities from Tier 1 capital beginning in 2015. A grandfather provision permitted bank holding companies with consolidated assets of less than $15 billion to continue counting existing trust preferred securities as Tier 1 capital until maturity. As of December 31, 2019, Wesbanco's assets were greater than $15 billion; therefore, all such securities are no longer counted as Tier 1 capital but instead are counted as Tier 2 capital subject to limits.

In addition, international capital standards known as Basel III, which were implemented by a U.S. federal banking agencies' joint final rule issued in July 2013, and effective January 1, 2015, further increase the minimum capital requirements applicable to Wesbanco and the Bank, which may negatively impact both entities. Additional information about these changes in capital requirements are described above in "Item 1. Business—Capital Requirements."

Regulation of Wesbanco and its subsidiaries is expected to continue to expand in scope and complexity in the future. These laws are expected to have the effect of increasing Wesbanco's costs of operating and reducing its revenues, and may limit its ability to pursue business opportunities or otherwise adversely affect its business and financial condition. The Dodd-Frank Act and other laws, as well as rules implementing or related to them, may adversely affect Wesbanco. Specifically, any governmental or regulatory action having the effect of requiring Wesbanco to obtain additional capital or increase short-term liquidity could reduce earnings and have a material dilutive effect on current shareholders, including the Dodd-Frank Act source of strength requirement that bank holding companies make capital infusions into a troubled subsidiary bank. Legislation and regulation of overdraft fees and charges, debit card fees, credit cards and other bank services, as well as changes in Wesbanco's practices relating to those and other bank services, may affect Wesbanco's revenue and other financial results. Additional information about increased regulation is provided in "Item 1. Business" under the headings "Supervision and Regulation," "Holding Company Regulations," "Capital Requirements," "Dodd-Frank Act," and "Consumer Protection Laws."

SEVERE WEATHER, NATURAL DISASTERS, DISEASE PANDEMICS, ACTS OF WAR OR TERRORISM, INTERNATIONAL HOSTILITIES, DOMESTIC CIVIL UNREST AND OTHER EXTERNAL EVENTS COULD SIGNIFICANTLY ADVERSELY IMPACT WESBANCO'S BUSINESS.

The unpredictable nature of events such as severe weather, natural disasters, disease pandemics, acts of war or terrorism, international hostilities, domestic civil unrest and other adverse external events could have a significant impact on Wesbanco's ability to conduct business. If any of our financial, accounting, network or other information processing systems fail or have other significant shortcomings due to external events, Wesbanco could be materially adversely affected. Third parties with which Wesbanco does business could also be sources of operational risk to Wesbanco, including the risk that the third parties' own network and information processing systems could fail. Any of these occurrences could materially diminish Wesbanco's ability to operate or result in potential liability to customers, reputational damage, and regulatory intervention, any of which could materially adversely affect Wesbanco.

Such events could affect the stability of Wesbanco's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, impair Wesbanco's liquidity, result in loss of revenue, and/or cause Wesbanco to incur additional expenses.

THE SOUNDNESS OF OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY IMPACT WESBANCO.

Financial service institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Wesbanco has exposure to various industries and counterparties, and Wesbanco routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutions. As a result, a default by, or potential default by, a financial institution could result in market-wide liquidity problems, losses or other financial institution defaults. Many of these transactions could expose Wesbanco to credit risk in the event of default of our counterparty or client. These losses or defaults could adversely affect our business, financial condition, and results of operations.

CURRENT MARKET INTEREST RATES AND COST OF FUNDS MAY NEGATIVELY IMPACT WESBANCO'S BANKING BUSINESS.

Fluctuations in interest rates may negatively impact the business of the Bank. The Bank's main source of income from operations is net interest income, which is equal to the difference between the interest income received on interest-bearing assets (usually loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually deposits and borrowings). These rates are highly sensitive to many factors beyond Wesbanco's control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Wesbanco Bank's net interest income can be affected significantly by changes in market interest rates and the shape of the yield curve. Changes in relative interest rates may reduce the Bank's net interest income as the difference between interest income and interest expense decreases. As a result, the Bank has adopted asset and liability management policies to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments and funding sources. However, even with these policies in place, Wesbanco cannot be certain that changes in interest rates or the shape of the interest rate yield curve will not negatively impact its results of operations or financial position.

In a period of declining rates with a relatively flat or inverted yield curve environment, Wesbanco's cost of funds for banking operations may not decrease at the same pace as loan and investment yields. The cost of funds may also increase as a result of future general economic conditions, interest rates and competitive pressures. The Bank has traditionally obtained funds principally through deposits and borrowings from the Federal Home Loan Bank ("FHLB"), correspondent banks, and other wholesale borrowing sources. As a general matter, deposits are a cheaper source of funds than borrowings because interest rates paid for deposits are typically less than interest rates charged for borrowings. If, as a result of general economic conditions, market interest rates, competitive pressures or higher deposit betas in relation to increases in federal funds rate increases, the value of deposits at the Bank decreases relative to its overall banking operations, the Bank may have to rely more heavily on borrowings as a source of funds in the future.

SIGNIFICANT DECLINES IN U.S. AND GLOBAL MARKETS COULD HAVE A NEGATIVE IMPACT ON WESBANCO'S EARNINGS.

The capital and credit markets could experience extreme disruption. These conditions result in less liquidity, greater volatility, widening of credit spreads and a lack of price transparency in certain asset types. In many cases, markets could exert downward pressure on stock prices, security prices and credit capacity for certain issuers without regard to those issuers' underlying financial strength. Sustained weakness in business and economic conditions in any or all of the domestic or foreign financial markets could result in credit deterioration in investment securities held by us, rating agency downgrades for such securities or other market factors that (such as lack of liquidity for re-sales, absence of reliable pricing information or unanticipated changes in the competitive market) could result in us having to recognize other-than-temporary impairment in the value of such investment securities, with a corresponding charge against earnings. Furthermore, our pension assets are primarily invested in equity and debt securities, and weakness in capital and credit markets could result in deterioration of these assets, and changes in certain key pension assumptions based on current interest rates, long-term rates of return and other economic or actuarial assumptions may increase minimum funding contributions and future pension expense. If these markets were to deteriorate further, these conditions may be material to Wesbanco's ability to access capital and may adversely impact results of operations.

Further, Wesbanco's trust and investment services income could be impacted by fluctuations in the securities market. A portion of this revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decline, the Bank's revenue could be negatively impacted.

Inflation can also have a significant effect upon interest rates and ultimately upon financial performance. Wesbanco's ability to cope with inflation and to respond to changing market interest rates, as well as its ability to manage the various elements of non-interest income and expense during periods of increasing or decreasing inflation could have a significant impact on profitability. Wesbanco monitors the level and mix of interest-rate sensitive assets and liabilities through its Asset/Liability Committee ("ALCO") in order to reduce the impact of inflation on net interest income. Management may not be able to control the effects of inflation as needed and the results may adversely impact results of operations.

A HIGH PERCENTAGE OF WESBANCO'S LOAN PORTFOLIO IS IN WEST VIRGINIA, OHIO, PENNSYLVANIA, KENTUCKY, INDIANA, MARYLAND, VIRGINIA, MICHIGAN AND TENNESSEE AND IN COMMERCIAL AND RESIDENTIAL REAL ESTATE. DETERIORATION IN ECONOMIC CONDITIONS IN THESE AREAS OR IN THE REAL ESTATE MARKET GENERALLY COULD BE MORE HARMFUL TO THE COMPANY COMPARED TO MORE DIVERSIFIED INSTITUTIONS.

As of December 31, 2025, approximately 20% of Wesbanco's loan portfolio was comprised of residential real estate loans, and 57% was comprised of commercial real estate loans.

Inherent risks of commercial real estate ("CRE") lending include the cyclical nature of the real estate market, construction risk and interest rate risk. The cyclical nature of real estate markets can cause CRE loans to suffer considerable distress. During these times of distress, a property's performance can be negatively affected by tenants' deteriorating credit strength and lease expirations in times of softening demand caused by economic deterioration or over-supply conditions. Even if borrowers are able to meet their payment obligations, they may find it difficult to refinance their full loan amounts at maturity due to declines in property value. Other risks associated with CRE lending include regulatory changes and environmental liability. Regulatory changes in tax legislation, zoning or similar external conditions including environmental liability may affect property values and the economic feasibility of existing and proposed real estate projects.

The Company's CRE loan portfolio is concentrated predominantly in West Virginia, Ohio, Pennsylvania, Kentucky, Indiana, Maryland, northern Virginia, southern Michigan and Tennessee. There are a wide variety of economic conditions within the local markets of the eight states in which most of the company's CRE loan portfolio is situated. Rates of employment, consumer loan demand, household formation, and the level of economic activity can vary widely from state to state and among metropolitan areas, cities and towns. Metropolitan markets comprise various submarkets where property values and demand can be affected by many factors, such as demographic makeup, geographic features, transportation, recreation, local government, school systems, utility infrastructure, tax burden, building-stock age, zoning and building codes, and available land for development. As a result of the high concentration of the company's loan portfolio, it may be more sensitive, as compared to more diversified institutions, to future disruptions in and deterioration of this market, which could lead to losses, which could have a material adverse effect on the business, financial condition and results of operations of the company.

RISKS INHERENT IN MUNICIPAL BONDS COULD HAVE A NEGATIVE IMPACT ON WESBANCO'S EARNINGS.

As of December 31, 2025, approximately 26% of Wesbanco's total securities portfolio was invested in municipal bonds. Although Wesbanco's municipal portfolio is broadly spread across the U.S., any downturn in the economy of a state or municipality in which Wesbanco holds municipal obligations could increase the default risk of the respective debt. In addition, a portion of Wesbanco's municipal portfolio is comprised of Build America bonds. Due to the government sequester reducing the interest subsidy that the government provides to the issuing municipalities, extraordinary redemption provisions ("ERP") may be executed by the municipality if it is in their favor to do so. There is a risk that when an ERP is executed, Wesbanco may not recover its amortized cost in the bond if it was purchased at a premium. Credit risks are also prevalent when downgrades of credit ratings are issued by major credit rating agencies, which are caused by creditworthiness issues of both bond insurers and the municipality itself. Credit rating downgrades to a non-investment grade level may force Wesbanco to sell a municipal bond at a price where amortized cost may not be recovered. Rising interest rates could also cause the current market values of our municipal bond portfolio to decline as they all have a fixed interest component. Any of the above default risks, early redemption risks and credit risks could cause Wesbanco to take impairment charges, which could be significant, that would negatively impact earnings.

RISKS RELATED TO THE BUSINESS OF BANKING

CUSTOMERS MAY DEFAULT ON THE REPAYMENT OF LOANS, WHICH COULD SIGNIFICANTLY IMPACT RESULTS OF OPERATIONS THROUGH INCREASES IN THE PROVISION AND ALLOWANCE FOR CREDIT LOSSES.

The Bank's customers may default on the repayment of loans, which may negatively impact Wesbanco's earnings due to loss of principal and interest income. Increased operating expenses may result from the allocation of management time and resources to the collection and work-out of the loan. Collection efforts may or may not be successful causing Wesbanco to write off the loan or repossess the collateral securing the loan, which may or may not exceed the balance of the loan.

HIGHER FDIC DEPOSIT INSURANCE PREMIUMS AND ASSESSMENTS COULD ADVERSELY AFFECT WESBANCO'S FINANCIAL CONDITION.

The insurance premium is based on an assessment rate that utilizes a complex calculation that includes Wesbanco Bank's CAMELS ratings, its ability to withstand asset-related and funding-related stress and potential loss severity of its assets. The FDIC periodically raises the base rate to ensure the Deposit Insurance Fund is at an appropriate level. If premium assessment rates were to further increase, it would negatively impact Wesbanco's earnings.

RISKS RELATED TO ESTIMATES AND ASSUMPTIONS

THE CURRENT EXPECTED CREDIT LOSSES ACCOUNTING STANDARD ("CECL") COULD RESULT IN SIGNIFICANT VOLATILITY OF THE ESTIMATION OF CREDIT LOSSES AND MAY HAVE A MATERIAL IMPACT ON OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

In September 2016, the Financial Accounting Standards Board issued an accounting standard update, ASU 2016-13 (Topic 326), “Measurement of Credit Losses on Financial Instruments,” which was adopted by Wesbanco as of January 1, 2020 and replaced the former “incurred loss” model for recognizing credit losses with an “expected loss” model referred to as the CECL model. Under the CECL model, we are required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The allowance for credit losses under CECL is calculated utilizing a probability of default ("PD") and loss given default ("LGD") approach, which is then discounted to net present value. PD is the probability the asset will default within a given time frame and LGD is the percentage of the asset not expected to be collected due to default. The primary macroeconomic drivers of the quantitative model include forecasts of national unemployment and interest rates, as well as modeling adjustments for changes in prepayment speeds, loan risk grades, portfolio mix, concentrations and loan growth. Any changes in the model inputs may create more volatility in the level of our allowance for credit losses. Any material increase in our level of allowance for credit losses or expenses incurred to determine the appropriate level of the allowance for credit losses could adversely affect our business, financial condition and results of operations.

Wesbanco’s regulatory agencies (FDIC and WVDFI for the Bank and the Federal Reserve for Wesbanco) periodically review the allowance for credit losses. The regulatory agencies’ interpretations may differ from Wesbanco’s interpretations. These differences could negatively impact Wesbanco’s results of operations or financial position.

WESBANCO MAY BE REQUIRED TO WRITE DOWN GOODWILL AND OTHER INTANGIBLE ASSETS, CAUSING ITS FINANCIAL CONDITION AND RESULTS TO BE NEGATIVELY AFFECTED.

When Wesbanco acquires a business, a portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. Wesbanco’s goodwill was approximately $1.6 billion or 39% and $1.1 billion or 39% of stockholders’ equity as of December 31, 2025 and 2024, respectively. Under current accounting standards, an entity is required to test the carrying amount of a reporting unit's goodwill for impairment on an annual basis. In addition, an entity should also test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Wesbanco completed such an impairment analysis of goodwill and other intangible assets in late 2025 and concluded that no impairment charge was necessary for the year ended December 31, 2025. Wesbanco cannot provide assurance that it will not be required to take an impairment charge in the future. Any impairment charge would have a negative effect on its shareholders’ equity and financial results and may cause a decline in our stock price.

OPERATIONAL RISKS

DUE TO INCREASED COMPETITION, WESBANCO MAY NOT BE ABLE TO ATTRACT AND RETAIN BANKING CUSTOMERS AT CURRENT LEVELS.

Wesbanco operates in a highly competitive banking and financial industry that could become even more competitive as a result of legislative, regulatory and technological changes. Wesbanco faces banking competition in all the markets it serves from the following:

- local, regional and national banks;
- savings and loans;
- internet banks;
- credit unions;
- payday lenders and money services businesses;
- finance companies;
- online trading and robo-advisors;
- financial technology companies and other non-bank lenders; and
- brokerage firms serving Wesbanco’s market areas.

In particular, Wesbanco’s competitors include several major national financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions may have products and services not offered by Wesbanco such as new payment system technologies and cryptocurrency, which may cause current and potential customers to choose those institutions. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range and quality of services provided. Competitively priced deposits from other banks may cause a loss of deposits to be replaced by more expensive wholesale funding. Wesbanco also faces competition from financial technology ("FinTech") companies, which may more efficiently underwrite and close small business and consumer loans as well as more quickly and efficiently open deposit accounts. In addition to providing products and services traditionally offered by banks, some FinTech companies allow customers to complete financial transactions without the need for bank intermediaries. This could result in the loss of revenue from transaction fees and fewer customer accounts. If Wesbanco is unable to attract new and retain current customers, loan and deposit growth could decrease, causing Wesbanco's results of operations and financial condition to be negatively impacted.

WESBANCO MAY NOT BE ABLE TO EXPAND ITS TRUST AND INVESTMENT SERVICES SEGMENT AND RETAIN ITS CURRENT CUSTOMERS.

Wesbanco may not be able to attract new and retain current investment management clients due to competition from the following:

- commercial banks and trust companies;
- mutual fund companies;
- investment advisory firms;
- law firms;
- brokerage firms; and
- other financial services companies.

Its ability to successfully attract and retain investment management clients is dependent upon its ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. Due to changes in economic conditions, the performance of the trust and investment services segment may be negatively impacted by the financial markets in which investment clients' assets are invested, causing clients to seek other alternative investment options. If Wesbanco is not successful, its results from operations and financial position may be negatively impacted.

FUTURE EXPANSION BY WESBANCO MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS WELL AS DILUTE THE INTERESTS OF OUR SHAREHOLDERS AND NEGATIVELY AFFECT THE PRICE OF OUR COMMON STOCK.

Wesbanco may acquire other financial institutions, or branches or assets of other financial institutions, in the future. Wesbanco may also open new branches and enter into new lines of business or offer new products or services. Any such expansion of our business will involve a number of expenses and risks, which may include:

- the time and expense associated with identifying and evaluating potential expansions;
- the potential inaccuracy of estimates and judgments used to evaluate credit, operations, management and market risk with respect to target institutions;
- the time and costs of evaluating new markets, hiring local management and opening new offices, and the delay between commencing these activities and the generation of profits from the expansion;
- the risk we could discover undisclosed liabilities resulting from any acquisitions for which we may become responsible;
- our financing of the expansion;
- the diversion of management's attention to the negotiation of a transaction and the integration of the operations and personnel of the combining businesses;
- entry into unfamiliar markets;
- the introduction of new products and services into our existing business;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations;
- the risk that benefits such as enhanced earnings that we anticipate from any new acquisitions may not develop and future results of the combined companies may be materially lower from those estimated; and
- the risk of loss of key employees and customers.

We can give no assurance that integration efforts for any future acquisitions will be successful. Our inability to successfully integrate future acquisitions could have a material adverse effect on our business, financial condition or results of operations. In addition, we may issue equity securities in connection with acquisitions, which could dilute the economic and voting interests of our existing shareholders.

No assurance can be given that Wesbanco will be successful overcoming the risks as disclosed above. The risks associated with entering into a new market and any inability to overcome these risks could have a material adverse effect on our business, financial condition or results of operations.

SUITABLE ACQUISITION OPPORTUNITIES MAY NOT BE AVAILABLE TO WESBANCO IN THE FUTURE.

Wesbanco continually evaluates opportunities to acquire other businesses. However, Wesbanco may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could negatively impact the growth of its business. Wesbanco expects that other banking and financial companies, many of which have significantly greater resources, will compete to acquire compatible businesses. This competition could increase prices for acquisitions that Wesbanco would likely pursue, and its competitors may have greater resources than it does. Also, acquisitions of regulated businesses such as banks are subject to various regulatory approvals. If Wesbanco fails to receive the appropriate regulatory approvals, it will not be able to consummate an acquisition that it believes is in its best interests.

WESBANCO IS EXPOSED TO OPERATIONAL RISK THAT COULD ADVERSELY IMPACT THE COMPANY.

Wesbanco is exposed to multiple types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, clerical or record-keeping errors and computer or telecommunications systems malfunctions. Wesbanco's business is dependent on the ability to process a large number of increasingly complex transactions. Wesbanco could be materially and adversely affected if employees, clients, counterparties or other third parties caused an operational breakdown or failure, as a result of either human error, fraudulent manipulation or purposeful damage to any of our operations or systems.

LOSS OF KEY EMPLOYEES COULD IMPACT GROWTH AND EARNINGS AND MAY HAVE AN ADVERSE IMPACT ON BUSINESS.

Our operating results and ability to adequately manage our growth are highly dependent on the services, managerial abilities and performance of our key employees, including executive officers and senior management. Our success depends upon our ability to attract and retain highly skilled and qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of management personnel. The loss of services, or the inability to successfully complete planned or unplanned transitions of key personnel approaching normal retirement age, could have an adverse impact on Wesbanco's business, operating results and financial condition because of their skills, knowledge of the local markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. In addition, the transition to increased work-from-home (remote or hybrid work environments) may exacerbate the challenges of attracting and retaining talented and diverse employees as job markets may be less constrained by physical geography. Filling open positions is also challenging in this environment and may adversely impact our business segments.

LIMITED AVAILABILITY OF BORROWINGS AND LIQUIDITY FROM THE FEDERAL HOME LOAN BANK SYSTEM AND OTHER SOURCES COULD NEGATIVELY IMPACT EARNINGS.

Wesbanco Bank is currently a member bank of the Federal Home Loan Bank ("FHLB") of Pittsburgh. Membership in this system of quasi-governmental, regional home-loan oriented agency banks allows us to participate in various programs offered by the FHLB. We borrow funds from the FHLB, which are secured by a blanket lien on certain residential and commercial mortgage loans, and if applicable, investment securities with collateral values in excess of the outstanding balances. Future earnings shortfalls and minimum capital requirements of the FHLB may impact the collateral necessary to secure borrowings and limit the borrowings extended to their member banks, as well as require additional capital contributions by member banks. The FHLB's rating assigned to Wesbanco Bank may also negatively impact the amount of term collateral and other conditions imposed by the FHLB upon Wesbanco Bank. Should these situations occur, Wesbanco's short-term liquidity needs could be negatively impacted. If Wesbanco was restricted from using FHLB advances due to weakness in the system or with the FHLB of Pittsburgh, Wesbanco may be forced to find alternative funding sources. If Wesbanco is required to rely more heavily on higher cost funding sources, revenues may not increase proportionately to cover these costs, which would adversely affect Wesbanco's results of operations and financial position.

WESBANCO'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS DEPEND ON THE SUCCESSFUL GROWTH OF ITS SUBSIDIARIES.

Wesbanco's primary business activity for the foreseeable future will be to act as the holding company of its banking and other subsidiaries. Therefore, Wesbanco's future profitability will depend on the success and growth of these subsidiaries. In the future, part of Wesbanco's growth may come from buying other banks and buying or establishing other companies. Such entities may not be profitable after they are purchased or established, and they may lose money or be dilutive to earnings per share, particularly for the first few years. A new bank or company may bring with it unexpected liabilities, bad loans, or poor employee relations, or the new bank or company may lose customers and the associated revenue. Dilution of book and tangible book value may occur as a result of an acquisition that may not be earned back for several years, if at all.

WESBANCO MAY NEED TO RAISE CAPITAL IN THE FUTURE, BUT CAPITAL MAY NOT BE AVAILABLE WHEN NEEDED OR AT ACCEPTABLE TERMS.

Federal and state banking regulators require Wesbanco and its banking subsidiary, Wesbanco Bank, to maintain adequate levels of capital to support its operations. In addition, in the future Wesbanco may need to raise additional capital to support its business or to finance acquisitions, if any, or Wesbanco may otherwise elect to raise additional capital in anticipation of future growth opportunities. Since Wesbanco's total assets increased above $15 billion due to recent acquisitions, certain trust preferred securities are no longer included in the Tier 1 capital of the risk-based capital guidelines; however, they are counted as Tier 2 capital.

Although, over the past five years, Wesbanco has successfully issued preferred stock and subordinated debentures, along with the completion of a private placement of common shares, Wesbanco's future ability to raise additional Tier 1 or Tier 2 capital for parent company or banking subsidiary needs will depend on conditions and interest rates at that time in the capital markets, overall economic conditions, Wesbanco's financial performance and condition, and other factors, many of which are outside our control. There is no assurance that, if needed, Wesbanco will be able to raise additional equity or secured /unsecured debt that may count as Tier 1 or Tier 2 capital on favorable terms or at all. An inability to raise additional capital may have a material adverse effect on our ability to expand operations, and on our financial condition, results of operations and future prospects.

WESBANCO'S ABILITY TO MITIGATE RISK DEPENDS ON OUR ENTERPRISE RISK MANAGEMENT FRAMEWORK.

Wesbanco has implemented a risk appetite statement and an enterprise risk management framework to identify and manage our risk exposures while maintaining a safe and sound banking organization. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, legal and compliance, liquidity, market, operational, reputational and strategic risks. Included in this framework are three independent lines of defense, which allows Wesbanco to effectively govern and manage risk. If our risk management framework is not effective, Wesbanco could be exposed to unexpected losses and become subject to regulatory consequences, as a result of which our business, financial condition, results of operations or prospects could be materially adversely affected.

RISKS RELATED TO THE USE OF TECHNOLOGY

INTERRUPTION TO OUR INFORMATION SYSTEMS OR BREACHES IN SECURITY COULD ADVERSELY AFFECT WESBANCO'S OPERATIONS.

Wesbanco relies on information systems and communications for operating and monitoring all major aspects of business, as well as internal management functions. Any failure, interruption, intrusion or breach in security of these systems could result in failures or disruptions in the Wesbanco customer relationship, management, general ledger, deposit, loan and other systems. While Wesbanco has policies, procedures and technical safeguards designed to prevent or limit the effect of any failure, interruption, intrusion or security breach of its information systems, and also performs testing of business continuity and disaster recovery plans, there can be no absolute assurance that the above-noted issues will not occur or, if they do occur, that they will be adequately addressed.

There have been efforts on the part of third parties to breach data security at various financial institutions. The ability of our customers to bank remotely, including online and through mobile devices, requires secure transmission of confidential information and increases the risk of data security breaches. Because the techniques used to attack financial services company communications and information systems change frequently (and generally increase in sophistication), often attacks are not recognized until launched against a target, may be supported by foreign governments or other well-financed entities, and may originate from less regulated and remote areas around the world, we may be unable to address these techniques in advance of attacks, including by implementing adequate preventative measures. Certain financial institutions in the United States have also experienced attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to customers for extended periods. These "denial-of-service" attacks, if attempted, would require substantial resources to defend, and may affect customer satisfaction and behavior. Moreover, the development and maintenance of preventative and detective measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, the possibility of these events occurring cannot be eliminated.

Cyber-attacks on third party retailers or other business establishments that widely accept debit card or check payments could compromise sensitive bank customer information, such as debit card and account numbers. Such an attack could result in significant costs to the bank, such as costs to reimburse customers, reissue debit cards and open new customer accounts.

The occurrence of any such failure, disruption or security breach of Wesbanco's information systems, particularly if widespread or resulting in financial losses to our customers, could damage Wesbanco's reputation, result in a loss of customer business, subject Wesbanco to additional regulatory scrutiny, and expose Wesbanco to civil litigation and possible financial liability. In addition, the prevalence of cyber-attacks and other efforts to breach or disrupt our systems has led, and will continue to lead, to costs to Wesbanco with respect to prevention and mitigation of these risks, as well as costs reimbursing customers for losses suffered as a result of these actions. Successful attacks or systems failures at other large financial institutions, whether or not Wesbanco is included, could lead to a general loss of customer confidence in financial institutions with a potential negative impact on Wesbanco's business, additional demands on the part of our regulators, and increased costs to deal with risks identified as a result of the problems affecting others. The risks described above could have a material effect on Wesbanco's business, results of operations and financial condition.

WESBANCO DEPENDS ON THIRD PARTIES FOR PROCESSING AND HANDLING OF COMPANY RECORDS AND DATA.

Wesbanco relies on software developed by third party vendors to process various transactions. These transactions include, but are not limited to, general ledger, payroll, employee benefits, trust record keeping, loan and deposit processing, merchant processing, and securities portfolio management. While Wesbanco performs a review of controls instituted by the vendors over these programs in accordance with industry standards and performs its own testing of user controls, Wesbanco must rely on the continued maintenance and improvement of these controls by the third party, including safeguards over the security of customer data. In addition, Wesbanco maintains backups of key processing output daily in the event of a failure on the part of any of these systems. Nonetheless, Wesbanco may incur a temporary disruption in its ability to conduct its business or process its transactions or incur damage to its reputation if the third party vendor, or the third party vendor's subcontractor, fails to adequately maintain internal controls or institute necessary changes to systems. Such disruption or breach of security may have a material adverse effect on Wesbanco's business, financial condition, and results of operations.

FAILURE TO KEEP PACE WITH TECHNOLOGICAL CHANGE COULD ADVERSELY AFFECT WESBANCO'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Wesbanco's future success depends, in part, upon its ability to address customer needs by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in Wesbanco's operations, which was done in 2021 as Wesbanco completed its core banking software conversion. The adoption of new technologies by competitors, including internet banking services, mobile applications, advanced ATM functionality, artificial intelligence and cryptocurrencies could require Wesbanco to make additional substantial investments to modify or adapt the existing products and services or even radically alter the way Wesbanco conducts business. These and other capital investments in the Company's business may not produce expected growth in earnings anticipated at the time of the expenditure. Wesbanco also may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect Wesbanco's growth, revenue, and profit.

LIQUIDITY AND CAPITAL RISKS

WESBANCO HAS OUTSTANDING SECURITIES SENIOR TO OUR COMMON STOCK WHICH COULD LIMIT OUR ABILITY TO PAY DIVIDENDS ON THE COMMON STOCK.

Wesbanco has outstanding Series B Preferred Stock that is senior to our common stock and could adversely affect our ability to declare or pay dividends or distributions on our common stock. The terms of the preferred stock offering prohibits us from declaring or paying dividends or making distributions on our common stock unless the full dividends for the most recently completed dividend period have been declared and paid, or set aside for payment, on all outstanding shares of Series B Preferred Stock. Whenever dividends on any shares of Series B Preferred Stock have not been declared and paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods (a "Nonpayment Event"), the holders of Series B Preferred Stock, voting together as a class with holders of any and all other series of voting preferred stock then outstanding would be entitled to vote for the election of a total of two additional members of our board of directors (the "Preferred Stock Directors"), provided that our board of directors shall at no time include more than two Preferred Stock Directors and that the election of any Preferred Stock Directors shall not cause us to violate the corporate governance requirements of the Nasdaq Stock Market (or any other exchange on which our securities may be listed) including the requirements that listed companies must have a majority of independent directors. In the event that the holders of the Series B Preferred Stock and other holders of voting preferred stock are entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, the number of directors on our board of directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series B Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held only at such next annual or special meeting of shareholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the shares of Series B Preferred Stock and any such series of voting preferred stock for at least four consecutive dividend periods following the Nonpayment Event shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).

WESBANCO'S ABILITY TO PAY DIVIDENDS IS LIMITED, AND COMMON STOCK DIVIDENDS MAY HAVE TO BE REDUCED OR ELIMINATED.

Subject to restrictions described in the previous risk factor, holders of shares of Wesbanco's common stock are entitled to dividends if, when, and as declared by Wesbanco's Board of Directors out of funds legally available for that purpose. Although the Board of Directors has declared and increased shareholder dividends in the past, the current ability to pay such dividends is largely dependent upon the receipt of dividends from the Bank. Federal and state laws impose restrictions on the ability of the Bank to pay dividends, which restrictions are more fully described in "Item 1. Business—Payment of Dividends." In general, future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including Wesbanco's and the Bank's future earnings, liquidity and capital requirements, regulatory constraints and financial condition.

VOLATILITY IN THE PRICE AND VOLUME OF OUR STOCK MAY BE UNFAVORABLE.

The market price of our common stock can be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. Some of these factors include, without limitation:

- prevailing market conditions;
- our financial and operating results;
- estimates of our business potential and earnings prospects;
- an overall assessment of our management;
- changes in interest rates;
- business interruptions, such as may result from natural disasters, pandemics or other events;
- our performance relative to our peers;
- market demand for our shares;
- perceptions of the banking industry in general;
- political influences on investor sentiment; and
- consumer confidence.

At times, the stock markets, including the Nasdaq Global Select Market, on which our common stock is listed, may experience significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects.

In addition, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management & Strategy

Wesbanco generally approaches cybersecurity threats through a cross‑functional, multi‑layered approach, with the specific goals of: (i) identifying, preventing and mitigating cybersecurity threats to Wesbanco; (ii) maintaining the confidence of its customers and business partners; and (iii) preserving the confidentiality of its customers' and employees' information. Wesbanco's Information Security and Cybersecurity program is integrated into its overall enterprise risk management ("ERM") framework and shares common methodologies, reporting channels, and governance processes applicable across legal, regulatory, strategic, operational, and financial risk areas. Wesbanco also partners with trusted third‑party security providers to enhance monitoring capabilities, perform independent assessments and testing, support incident response readiness, provide threat intelligence, and assist with compliance and control design.

Cybersecurity Risk Assessment and Management

Wesbanco maintains processes designed to assess, identify, and manage material risks from cybersecurity threats. These processes evaluate cybersecurity risks based on the likelihood of occurrence and potential impact to critical business processes, customer‑facing platforms, information assets, and regulatory obligations. Identified cybersecurity risks are incorporated into the enterprise risk inventory and prioritized in accordance with Wesbanco's risk appetite and risk management objectives.

The cybersecurity program leverages governance, administrative, technical, and physical controls intended to support prevention, detection, mitigation, and remediation of cybersecurity risks. Wesbanco aligns its cybersecurity controls with recognized industry standards and frameworks, including those published by the National Institute of Standards and Technology ("NIST") and the Center for Internet Security ("CIS"), and monitors program effectiveness through ongoing control testing and performance indicators.

Wesbanco periodically engages independent third parties to perform cybersecurity assessments, including annual external penetration testing, program evaluations, and control reviews. Results of these assessments are reviewed by management and used to inform remediation activities and continuous improvement of the cybersecurity program.

Third‑Party Cybersecurity Risk Management

As discussed in Item 1A, "Risk Factors – Risks Related to the Use of Technology," cybersecurity risks may arise from third‑party technology relationships. Wesbanco maintains a third‑party risk management program designed to assess and monitor cybersecurity risks associated with vendors, suppliers, and service providers that may access Wesbanco systems, networks, or data. Third‑party due diligence and ongoing monitoring are risk‑based and may include review of cybersecurity questionnaires, contractual security and notification requirements, independent assurance reports (such as SOC reports), and validation of remediation efforts, as appropriate to the nature and criticality of the service provided.

Certain technology services utilized by Wesbanco are provided by vendors that are widely used across the financial services industry. A cybersecurity incident affecting such providers could present systemic risk and potentially impact multiple financial institutions, including Wesbanco.

Threat Intelligence, Training, and Incident Preparedness

Wesbanco leverages multiple internal and external threat intelligence sources, including participation in the Financial Services Information Sharing and Analysis Center (FS‑ISAC), to enhance awareness of emerging threats and threat actor activity. Wesbanco invests in ongoing security education for its Information Security staff and maintains required cybersecurity awareness training for all employees, with role‑based training provided to personnel with elevated access or specialized responsibilities.

Incident management and response for cybersecurity events is coordinated through a cross‑functional incident response team chaired by the Chief Security Officer. The team includes representatives from Information Technology, Risk Management, Legal, Compliance, Fraud and BSA, Corporate Communications, Human Resources, Investor Relations, Retail Banking, Bank Operations, Customer Support, and Digital Banking and Payments. The incident response team conducts annual tabletop exercises involving executive leadership and, periodically, members of the Board of Directors, to assess readiness and reinforce response procedures.

Wesbanco's incident response processes are integrated with business continuity and disaster recovery planning, which are tested periodically, to support operational resilience and timely recovery in the event of a cybersecurity incident.

Materiality Assessment and Disclosure Controls

Wesbanco maintains disclosure controls and procedures designed to facilitate timely evaluation of cybersecurity incidents for potential disclosure obligations. When a cybersecurity incident is identified, established escalation and response procedures support cross-functional evaluation involving Information Security, Risk Management, Legal, Finance, and executive leadership, as appropriate.

Determinations of materiality are based on the totality of the facts and circumstances, including both qualitative and quantitative factors, such as the nature and scope of the incident, potential operational disruption, customer or counterparty impact, regulatory and legal exposure, and the potential effect on Wesbanco’s business strategy, results of operations, financial condition, and reputation, consistent with applicable SEC guidance.

Cybersecurity considerations are incorporated into strategic initiatives, including technology modernization, digital banking offerings, and third-party technology adoption, to align growth objectives with Wesbanco’s cybersecurity risk management framework.

Governance

Board Oversight

The Enterprise Risk Management Committee, a standing committee of the Board of Directors, provides oversight of risks arising from cybersecurity threats as part of its broader enterprise risk oversight responsibilities. The Committee receives periodic reporting from management, including the Chief Security Officer, covering cybersecurity risk assessments, key risk indicators, program effectiveness, threat developments, and significant cybersecurity incidents, as applicable. The Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity.

Management’s Role

Management is responsible for the day-to-day operation of Wesbanco’s cybersecurity and information security programs. The Technology Governance Committee, a management-level steering committee, receives periodic reporting from the Chief Security Officer regarding cybersecurity risk assessments, program performance, mitigation activities, regulatory compliance, incident response readiness, and results of internal and external assessments.

Wesbanco’s cybersecurity governance follows a three-lines-of-defense model that includes operational ownership, independent risk management oversight, and independent assurance activities to promote effective challenge and continuous improvement.

The Chief Security Officer is responsible for cybersecurity strategy, operational planning, and program execution and has extensive experience in information security, supported by relevant education and professional certifications. Members of the Information Security team also maintain industry-recognized certifications aligned to their roles and responsibilities.

Cybersecurity Risk Impact

While Wesbanco and its third-party providers have experienced cybersecurity incidents in the past, Wesbanco is not aware of any cybersecurity incidents that have materially affected its business strategy, results of operations, or financial condition. Cybersecurity threats continue to evolve, and Wesbanco faces ongoing risks from potential cybersecurity incidents that, if realized, could materially affect operations, financial condition, or business strategy. Additional information regarding these risks is included in Item 1A, “Risk Factors – Interruption to Our Information Systems or Breaches in Security Could Adversely Affect Wesbanco’s Operations.”

Wesbanco’s cybersecurity disclosures are intended to provide investors with an understanding of its cybersecurity risk management, strategy, and governance, while avoiding disclosure of sensitive details that could compromise security.

ITEM 2. PROPERTIES

Wesbanco's subsidiaries generally own their respective offices, related facilities and any unimproved real property held for future expansion. At December 31, 2025, Wesbanco operated 251 banking offices in West Virginia, Ohio, western Pennsylvania, Kentucky, southern Indiana, Michigan and Maryland, of which 192 were owned and 59 were leased. Wesbanco also operated 13 loan production offices leased in West Virginia, Ohio, western Pennsylvania, Maryland, Indiana, Tennessee, northern Virginia and Michigan. These leases expire at various dates through January 2062 and generally include options to renew. The Bank also owns several regional headquarters buildings in various markets, most of which also house a banking office and/or certain back office functions.

The main office of Wesbanco is located at 1 Bank Plaza, Wheeling, West Virginia, in a building owned by the Bank. The building contains approximately 100,000 square feet and serves as the main office for both Wesbanco's community banking segment and its trust and investment services segment, as well as its executive offices. The Bank's major back office operations currently occupy approximately 90% of the space available in an office building connected via sky-bridge to the main office. This adjacent back office building is owned by Wesbanco Properties, Inc., a subsidiary of Wesbanco, with the remainder of the building leased to unrelated businesses.

At various building locations, Wesbanco rents or makes available commercial office space to unrelated businesses. Rental income totaled $0.8 million, $1.1 million and $1.6 million in 2025, 2024 and 2023, respectively. For additional disclosures related to Wesbanco's properties, other fixed assets and leases, please refer to Note 6, "Premises and Equipment" in the Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

Wesbanco is also involved in lawsuits, claims, investigations and proceedings, which arise in the ordinary course of business. While any litigation contains an element of uncertainty, Wesbanco does not believe that a material loss related to such proceedings or claims pending or known to be threatened is reasonably possible.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Wesbanco's common stock is quoted on the Nasdaq Global Select Market under the symbol WSBC. The approximate number of record holders of Wesbanco's $2.0833 par value common stock as of February 18, 2026 was 11,867. The number of holders does not include Wesbanco employees who have purchased stock or had stock allocated to them through Wesbanco's 401(k) plan (the "401(k)"). All Wesbanco employees who meet the eligibility requirements of the 401(k) are included in this retirement plan.

As of December 31, 2025, Wesbanco had one active stock repurchase plan which was approved by the Board of Directors on February 24, 2022 for 3.2 million shares. This plan provides for shares to be repurchased for general corporate purposes, which may include a subsequent resource for potential acquisitions, shareholder dividend reinvestment and/or employee benefit plans. The timing, price and quantity of purchases are at the discretion of Wesbanco, and the plan may be discontinued or suspended at any time. The plan has 911,118 shares remaining for repurchase.

Repurchases in the fourth quarter included those for the 401(k) and dividend reinvestment plans.

Certain information relating to securities authorized for issuance under equity compensation plans is set forth under the heading "Equity Compensation Plan Information" in Part III, "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

The following table shows the activity in Wesbanco's stock repurchase plan and other purchases for the quarter ended December 31, 2025:

Period	**Total Number of Shares Purchased (1)**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans (2)**	**Maximum Number of Shares that May Yet Be Purchased Under the Plans**
Balance at September 30, 2025				911,118
October 1, 2025 to October 31, 2025	30,222	$ 32.18	—	911,118
November 1, 2025 to November 30, 2025	1,331	30.77	—	911,118
December 1, 2025 to December 31, 2025	1,650	34.63	—	911,118
Total	33,203	$ 32.25	—	911,118

(1) Total shares purchased consist of open market purchases transacted in the 401(k) for employee benefit and dividend reinvestment plans.
(2) Consists of open market purchases and shares purchased from employees for the payment of withholding taxes to facilitate a stock compensation transaction.

The following graph shows a comparison of cumulative total shareholder returns for Wesbanco, the Russell 2000 Index and the S&P Regional Banks Select Industry Index. The total shareholder return assumes a $100 investment in the common stock of Wesbanco and each index since December 31, 2020 with reinvestment of dividends.


Total Return Performance
WesBanco, Inc.
Russell 2000 Index
S&P Regional Banks Select Industry Index
Index Value
200
150
100
50
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25

	Period Ending					
Index	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Wesbanco, Inc.	100.00	121.28	133.26	118.75	129.19	138.23
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.40
S&P Regional Banks Select Industry Index	100.00	139.90	119.26	110.40	131.50	145.48

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis ("MD&A") represents an overview of the results of operations and financial condition of Wesbanco. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto. This section generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 3, 2025.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this report relating to Wesbanco’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with Wesbanco’s Form 10-Qs for the prior quarters ended March 31, June 30 and September 30, 2025, respectively, and documents subsequently filed by Wesbanco which are available at the SEC’s website, www.sec.gov or at Wesbanco’s website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed under “Risk Factors” in Part I, Item 1A of this Annual Report on Form 10-K. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the expected cost savings and any revenue synergies from the merger of Wesbanco and PFC may not be fully realized within the expected timeframes; disruption from the merger of Wesbanco and PFC may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to Wesbanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting Wesbanco’s operational and financial performance. Wesbanco does not assume any duty to update forward-looking statements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Wesbanco’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies followed by Wesbanco are included in Note 1, “Summary of Significant Accounting Policies,” of the Consolidated Financial Statements. These policies, along with other Notes to the Consolidated Financial Statements and this MD&A, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the allowance for credit losses, the evaluation of goodwill and other intangible assets for impairment and business combinations to be the accounting estimates that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Allowance for Credit Losses— The allowance for credit losses specific to loans reduces the loan portfolio to the net amount expected to be collected, representing the lifetime expected credit losses at the initial origination date. Similarly, an allowance for unfunded loan commitments, which is recorded in other liabilities, represents expected losses on unfunded commitments. Fluctuations in the allowance for credit losses specific to loans, the allowance for unfunded loan commitments, and the allowance for held-to-maturity debt securities are recognized in the provision for credit losses on the consolidated statement of operations. The allowance incorporates forward-looking information and applies a reversion methodology beyond the reasonable and supportable forecast. The allowance is increased by a provision charged to operating expense and reduced by charge-offs, net of recoveries. Management evaluates the appropriateness of the allowance at least quarterly. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change from period to period.

The allowance for credit losses specific to loans reflects the risk of loss in the loan portfolio. To appropriately measure expected credit losses, management disaggregates the loan portfolio into pools of similar risk characteristics. The Company utilizes a PD and LGD approach to calculate the expected loss for each segment, which is then discounted to net present value. PD is the probability the asset will default within a given timeframe and LGD is the percentage of the assets not expected to be collected due to default. The primary macroeconomic drivers of the quantitative model include forecasts of national unemployment and interest rate spreads, as well as modeling adjustments for changes in prepayment speeds, portfolio mix and loan growth. Management relies on macroeconomic forecasts obtained from various reputable third party sources. These forecasts can range from one to two years, depending upon the facts and circumstances of the current state of the economy, portfolio segment and management's judgment of what can be reasonably supported. The model reversion period can range from immediate to up to three years.

After the forecast period, Wesbanco reverts back to historical loss rates for a period of up to three years, adjusting for prepayments and curtailments, to estimate losses over the remaining life of loans. The most sensitive assumptions include the length of the forecast and reversion periods, forecast of unemployment and interest rate spreads and prepayment speeds. See Note 5, "Loans and Allowance for Credit Losses" for further detail.

The allowance for credit loss calculation specific to loans is based on the loan's amortized cost basis, which is comprised of the unpaid principal balance of the loan, deferred loan fees (costs) and acquired premium (discount) minus any write-downs. Wesbanco made an accounting policy election to exclude accrued interest from the measurement of the allowance for credit losses, because the Company has a robust policy in place to reverse or write-off accrued interest when the loan is placed on non-accrual, and also made an accounting policy election to reverse accrued interest deemed uncollectible as a reversal of interest income. However, Wesbanco is reserving, as part of the allowance for credit losses, for accrued interest on loan modifications under the CARES Act due to the nature and timing of these deferrals.

The allowance for credit losses specific to loans is calculated over the loan's contractual life. For term loans, the contractual life is calculated based on the maturity date. For commercial and industrial ("C&I") revolving loans with no stated maturity date, the contractual life is calculated based on the internal review date. For all other revolving loans, the contractual life is based on either the estimated maturity date or a default date. The contractual term does not include expected extensions, renewals or modifications.

Contractual terms are adjusted for estimated prepayments to arrive at expected cash flows. Wesbanco models term loans with an annualized "prepayment" rate. When Wesbanco has a specific expectation of differing payment behavior for a given loan, the loan may be evaluated individually. For revolving loans that do not have a principal payment schedule, a curtailment rate is factored into the cash flow.

The evaluation also considers qualitative factors such as economic trends and conditions, which includes levels of regional unemployment, real estate values and the impact on specific industries and geographical markets, changes in lending policies and underwriting standards, delinquency and other credit quality trends, concentrations of credit risk, if any, volume of activity, changes in lending staff, type of collateral and the results of internal loan reviews and examinations by bank regulatory agencies. Management relies on observable data from internal and external sources to the extent it is available to evaluate each of these factors and adjusts the actual historical loss rates to reflect the impact these factors may have on probable losses in the portfolio.

Commercial loans, including CRE and C&I that have unique characteristics, are tested individually for estimated credit losses. Specific reserves are established when appropriate for such loans based on the net present value of expected future cash flows of the loan or the estimated realizable value of the collateral, if any. The present value of expected future cash flows are discounted at the loan's effective interest rate. The effective interest rate on a loan is the rate of return implicit in the loan, the loan's observable market price, or the fair value of the collateral discounted by the estimated selling expenses, if the loan is collateral dependent. Wesbanco chooses the appropriate measurement method on a loan-by-loan basis for an individually evaluated loan, except for collateral dependent loans for which foreclosure of the collateral is probable. A loan is collateral dependent if repayment of the loan is to be provided solely by the underlying collateral. If the Bank determines that foreclosure of the collateral is probable, ASC 326-20 requires that the expected credit loss be based on the difference between the current fair value of the collateral discounted by the estimated selling expenses and the amortized cost basis of the financial asset. At this point, the loan would either be charged down or adequately reserved.

Under CECL, acquired loans or pools of loans that have experienced more-than-insignificant credit deterioration are deemed to be purchased credit-deteriorated ("PCD") loans, and are grossed-up on day 1 by the initial credit estimate through the allowance instead of a reduction in the loan's amortized cost. The credit mark on acquired loans deemed not to be PCD loans are reflected as a reduction in the loan's amortized cost, with an allowance and corresponding provision for credit losses recorded in the first reporting period after acquisition through current period earnings, while the loan mark will accrete through interest income over the life of such loans. At acquisition, Wesbanco will consider several factors as indicators that an acquired loan or pool of loans has experienced more-than-insignificant credit deterioration. These factors may include, but are not limited to, loans 30 days or more past due, loans with an internal risk grade of below average or lower, loans classified as non-accrual by the acquired institution, materiality of the credit and loans that have been previously modified. Upon adoption of this standard, acquired loans from prior acquisitions that met the guidelines under ASC 310-30 (formerly known as "purchased credit-impaired") were reclassified as PCD loans. The accretable portion of the loan mark as of adoption date continues to accrete into interest income. However, the non-accretable portion of the loan mark was added to the allowance upon adoption, and any reversals of such mark will flow through the allowance in future periods. The loan mark on ASC 310-20 loans ("non-purchased credit-impaired") from prior acquisitions continues to accrete through interest income over the life of such loans.

Determining the appropriateness of the allowance for credit losses is complex and requires significant management judgment about the effect of matters that are inherently uncertain. Due to those significant management judgments and the factors included in the calculation, significant changes to the allowance for credit losses could occur in future periods.

Goodwill — Wesbanco accounts for business combinations using the acquisition method of accounting. Accordingly, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest of an acquired business are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value recorded as goodwill. Goodwill is not amortized but is evaluated for impairment annually, or more often if events or circumstances indicate it may be impaired.

Wesbanco evaluates goodwill for impairment by determining if the fair value is greater than the carrying value of its reporting units. Wesbanco uses market capitalization, multiples of tangible book value, a discounted cash flow model, and various other market-based methods to estimate the current fair value of its reporting units. In particular, the discounted cash flow model includes various assumptions regarding an investor's required rate of return on Wesbanco common stock, future loan loss provisions, future market spreads and net interest margins, along with various growth and economic recovery and stabilization assumptions of the economy as a whole. The resulting fair values of each method are then weighted based on the relevance and reliability of each respective method in light of the current economic environment to arrive at a weighted average fair value. The evaluation also considered macroeconomic conditions such as the general economic outlook, regional and national unemployment rates, and recent trends in equity and credit markets. Additionally, industry and market considerations, such as market-dependent multiples and metrics relative to peers, were evaluated. Wesbanco also considered recent trends in credit quality, overall financial performance, stock price appreciation, internal forecasts and various other market-based methods to estimate the current fair value of its reporting units. Since adopting ASU 2017-04, "Intangibles-Goodwill and Other (Topic 350)", the impairment charge is based on the excess of a reporting unit's carrying amount over its fair value. Wesbanco completed its annual quantitative goodwill impairment evaluation as of November 30, 2025, and concluded that there were no indications of impairment. In addition, as there were no significant changes in market conditions, consolidated operating results or forecasted future results after November 30, 2025, it was concluded that at December 31, 2025, there were also no indications of impairment.

Business Combinations— Business combinations are accounted for by applying the acquisition method. As of acquisition date, the identifiable assets acquired and liabilities assumed are measured at fair value and recognized separately from goodwill. Results of operations of the acquired entities are included in the consolidated statement of income from the date of acquisition. The calculation of intangible assets including core deposits and the fair value of loans are based on significant judgments. Core deposits intangibles are calculated using a discounted cash flow model based on various factors including discount rate, attrition rate, interest rate, cost of alternative funds and net maintenance costs.

Loans acquired in connection with acquisitions are recorded at their acquisition-date fair value with no carryover of related allowance for credit losses. Acquired loans are classified into two categories; PCD loans and non-PCD loans. PCD loans are defined as a loan or group of loans that have experienced more than insignificant credit deterioration since origination. Non-PCD loans will have an allowance established on acquisition date, which is recognized in the current period provision for credit losses. For PCD loans, an allowance is recognized on day 1 by adding it to the fair value of the loan, which is the "Day 1 amortized cost". There is no credit loss expense recognized on PCD loans because the initial allowance is established by grossing-up the amortized cost of the PCD loan. Determining the fair value of the acquired loans involves estimating the principal and interest cash flows expected to be collected on the loans. Management considers a number of factors in evaluating the acquisition-date fair value including the remaining life of the acquired loans, delinquency status, estimated prepayments, payment options and other loan features, internal risk grade, estimated value of the underlying collateral and interest rate environment. Please refer to Note 2, "Mergers and Acquisitions" of the Consolidated Financial Statements for additional information.

EXECUTIVE OVERVIEW

On February 28, 2025, Wesbanco completed its acquisition of PFC, a bank holding company headquartered in Defiance, OH. On the acquisition date, PFC had approximately $7.9 billion in assets, excluding goodwill and intangible assets, which included approximately $5.9 billion in portfolio loans and $1.2 billion in investment securities.

Through successful operational execution, Wesbanco generated solid annual net income, while remaining a well-capitalized institution with sound liquidity and credit quality metrics. For the twelve months ended December 31, 2025, net income available to common shareholders was $202.6 million, or $2.23 per diluted share, as compared to $141.4 million, or $2.26 per diluted share, for the twelve months ended December 31, 2024. Net income available to common shareholders excluding after-tax restructuring and merger-related expenses and the day one provision for credit losses on acquired loans (non-GAAP measure) was $309.5 million, or $3.40 per diluted share for the year ended December 31, 2025. The increase in net income was due in large part to the acquisition of PFC. Interest income increased $446.3 million or 54.1% to $1.3 billion in 2025 compared to 2024. Net interest income increased $336.1 million or 70.3% from 2024, reflecting 3 quarters of the PFC acquisition. Non-interest income increased $38.8 million or 30.3% in 2025 compared to 2024, driven by a $11.4 million increase in service charges on deposits, a $6.5 million increase in digital banking income, and a $6.4 million increase in trust fees, mainly driven by the acquisition of PFC. Excluding restructuring and merger-related expenses, non-interest expense increased $153.2 million or 38.7%, driven by increases in salaries and wages, equipment and software, and employee benefits, reflective of the PFC acquisition.

Total assets as of December 31, 2025 were $27.7 billion, an increase of 48.2% as compared to December 31, 2024, primarily due to the acquisition of PFC. As of December 31, 2025, total portfolio loans were $19.2 billion compared to $12.7 billion at December 31, 2024, reflecting a 51.9% increase year-over year. The loan growth funding is reflected within the increase in total deposits of $7.5 billion or 53.3% at December 31, 2025 compared to December 31, 2024, due to the acquired PFC deposits of $6.9 billion and organic growth of $662.0 million. Criticized and classified loan balances increased slightly to 3.15% of total portfolio loans, as compared to 2.80% at December 31, 2024. Annualized net loan charge-offs to average loans for the full year period decreased seven basis points compared to 2024.

Wesbanco continues to maintain what we believe are strong regulatory capital ratios, as both consolidated and bank-level regulatory capital ratios are well above the applicable “well-capitalized” standards promulgated by bank regulators and the BASEL III capital standards. At December 31, 2025, Tier I leverage was 9.42%, Tier I risk-based capital was 11.42%, total risk-based capital was 13.92%, and the common equity Tier 1 capital ratio was 10.37%.

Strong earnings enabled Wesbanco to increase the quarterly dividend to $0.38 per share in the fourth quarter of 2025, the eighteenth increase over the last fifteen years, cumulatively representing a 171% increase over that period.

Selected financial ratios for the years ended December 31, 2025, 2024 and 2023 are presented in the table below:

(dollars in thousands, except shares and per share amounts)	For the years ended December 31, 2025	2024	2023
PER COMMON SHARE INFORMATION			
Earnings per common share—basic	**$ 2.23**	$ 2.26	$ 2.51
Earnings per common share—diluted	**2.23**	2.26	2.51
Earnings per common share—diluted, excluding certain items (1)(2)	**3.40**	2.34	2.56
Dividends declared per common share	**1.49**	1.45	1.41
Book value at year end	**39.64**	39.54	40.23
Tangible book value at year end (1)	**22.01**	22.83	21.28
Average common shares outstanding—basic	**90,896,991**	62,589,406	59,303,210
Average common shares outstanding—diluted	**91,034,094**	62,653,557	59,427,989
Period end common shares outstanding	**96,067,559**	66,919,805	59,376,435
Period end preferred shares outstanding	**230,000**	150,000	150,000
SELECTED RATIOS			
Return on average assets	**0.78%**	0.78%	0.86%
Return on average assets, excluding certain items (1)(2)	**1.19**	0.81	0.88
Return on average tangible assets (1)	**0.92**	0.87	0.97
Return on average tangible assets, excluding certain items (1)(2)	**1.36**	0.90	0.99
Return on average equity	**5.41**	5.33	6.02
Return on average equity, excluding certain items (1)(2)	**8.27**	5.52	6.14
Return on average tangible equity (1)	**10.45**	9.66	11.59
Return on average tangible equity, excluding certain items (1)(2)	**15.40**	9.99	11.82
Return on average tangible common equity (1)	**11.46**	10.66	12.99
Return on average tangible common equity, excluding certain items (1)(2)	**16.89**	11.03	13.24
Net interest margin (3)	**3.53**	2.96	3.14
Efficiency ratio (1)	**52.87**	63.52	62.24
Average loans to average deposits	**89.24**	89.48	85.71
Allowance for credit losses - loans to total loans	**1.14**	1.10	1.12
Allowance for credit losses - loans to total non-performing loans	**238.85**	349.08	487.45
Non-performing assets to total assets	**0.33**	0.22	0.16
Net loan charge-offs to average loans	**0.10**	0.11	0.04
Average shareholders' equity to average assets	**14.41**	14.64	14.34
Tangible equity to tangible assets (1)	**8.99**	9.52	8.49
Tangible common equity to tangible assets (1)	**8.13**	8.70	7.62
Tier 1 leverage ratio	**9.42**	10.68	9.87
Tier 1 capital to risk-weighted assets	**11.42**	13.06	12.05
Total capital to risk-weighted assets	**13.92**	15.88	14.91
Common equity tier 1 capital ratio (CET 1)	**10.37**	12.07	10.99
Dividend payout ratio	**66.82**	64.16	56.18
Trust assets at market value (4)	**$ 7,885,513**	$ 5,967,610	$ 5,360,657

(1) See "Non-GAAP Measures" for additional information relating to the calculation of this item.

(2) Certain items excluded from the calculation consist of after-tax restructuring and merger-related expenses and the after-tax day one provision for credit losses on acquired loans.

(3) Presented on a fully taxable-equivalent (FTE) and annualized basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21% for all periods presented. Wesbanco believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

(4) Trust assets are held by the Bank, in fiduciary or agency capacities for its customers and therefore are not included as assets on Wesbanco's Consolidated Balance Sheets.

Non-GAAP Measures

The following non-GAAP financial measures used by Wesbanco provide information that Wesbanco believes is useful to investors in understanding Wesbanco's operating performance and trends, and facilitates comparisons with the performance of Wesbanco's peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Wesbanco's financial statements.

(dollars in thousands, except per share amounts)	For the years ended December 31, 2025	2024	2023
Tangible common equity to tangible assets:			
Total shareholders' equity	**$ 4,031,913**	$ 2,790,281	$ 2,533,062
Less: goodwill and other intangible assets, net of deferred tax liability	**(1,693,755)**	(1,118,293)	(1,124,811)
Tangible equity	**2,338,158**	1,671,988	1,408,251
Less: preferred shareholders' equity	**(224,187)**	(144,484)	(144,484)
Tangible common equity	**2,113,971**	1,527,504	1,263,767
Total assets	**27,696,333**	18,684,298	17,712,374
Less: goodwill and other intangible assets, net of deferred tax liability	**(1,693,755)**	(1,118,293)	(1,124,811)
Tangible assets	**$ 26,002,578**	$ 17,566,005	$ 16,587,563
Tangible equity to tangible assets	**8.99%**	9.52%	8.49%
Tangible common equity to tangible assets	**8.13%**	8.70%	7.62%
Tangible book value per share:			
Total shareholders' equity	**$ 4,031,913**	$ 2,790,281	$ 2,533,062
Less: goodwill and other intangible assets, net of deferred tax liability	**(1,693,755)**	(1,118,293)	(1,124,811)
Less: preferred shareholders' equity	**(224,187)**	(144,484)	(144,484)
Tangible common equity	**2,113,971**	1,527,504	1,263,767
Common shares outstanding	**96,067,559**	66,919,805	59,376,435
Tangible book value per share at year end	**$ 22.01**	$ 22.83	$ 21.28
Return on average tangible equity:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Add: amortization of intangibles, net of tax	**22,965**	6,518	7,180
Net income available to common shareholders before amortization of intangibles	**225,529**	147,903	156,087
Average total shareholders' equity	**3,742,065**	2,653,174	2,474,627
Less: average goodwill and other intangibles, net of deferred tax liability	**(1,583,033)**	(1,121,472)	(1,128,277)
Average tangible equity	**$ 2,159,032**	$ 1,531,702	$ 1,346,350
Return on average tangible equity	**10.45%**	9.66%	11.59%
Average tangible common equity	**$ 1,968,805**	$ 1,387,218	$ 1,201,866
Return on average tangible common equity	**11.46%**	10.66%	12.99%
Return on average tangible assets:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Add: amortization of intangibles, net of tax	**22,965**	6,518	7,180
Net income before amortization of intangibles	**225,529**	147,903	156,087
Average total assets	**25,967,670**	18,122,625	17,259,720
Less: average goodwill and other intangibles, net of deferred tax liability	**(1,583,033)**	(1,121,472)	(1,128,277)
Average tangible assets	**$ 24,384,637**	$ 17,001,153	$ 16,131,443
Return on average tangible assets	**0.92%**	0.87%	0.97%
Efficiency ratio:			
Non-interest expense	**$ 624,575**	$ 401,871	$ 390,002
Less: amortization of intangibles	**(29,070)**	(8,251)	(9,088)
Less: restructuring and merger-related expense	**(75,933)**	(6,400)	(3,830)
Non-interest expense excluding restructuring and merger-related expense and amortization of intangibles	**519,572**	387,220	377,084
Net interest income on a fully-taxable equivalent basis	**819,271**	483,016	486,343
Non-interest income excluding net securities gains (losses)	**163,376**	126,575	119,547
Net interest income on a fully-taxable equivalent basis plus non-interest income	**$ 982,647**	$ 609,591	$ 605,890
Efficiency ratio	**52.87%**	63.52%	62.24%
Net income per common shareholders, excluding certain items:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Add: after-tax restructuring and merger-related expenses (1)	**59,987**	5,056	3,026
Add: after-tax day one provision for credit losses on acquired loans (1)	**46,926**	—	—
Net income per common shareholders, excluding after-tax restructuring and merger-related expenses	**$ 309,477**	$ 146,441	$ 151,933

(dollars in thousands, except per share amounts)	For the years ended December 31, 2025	2024	2023
Net income per common share - diluted, excluding certain items:			
Net income per common share - diluted	**$ 2.23**	$ 2.26	$ 2.51
Add: after-tax restructuring and merger-related expenses per common share - diluted (1)	**0.66**	0.08	0.05
Add: after-tax day one provision for credit losses on acquired loans (1)	**0.51**	—	—
Net income per common share - diluted, excluding certain items	**$ 3.40**	$ 2.34	$ 2.56
Return on average equity, excluding certain items:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Add: after-tax restructuring and merger-related expenses (1)	**59,987**	5,056	3,026
Add: after-tax day one provision for credit losses on acquired loans (1)	**46,926**	—	—
Net income available to common shareholders, excluding certain items	**309,477**	146,441	151,933
Average total shareholders' equity	**$ 3,742,065**	$ 2,653,174	$ 2,474,627
Return on average equity, excluding certain items	**8.27 %**	5.52 %	6.14 %
Return on average tangible equity, excluding certain items:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Add: after-tax restructuring and merger-related expenses (1)	**59,987**	5,056	3,026
Add: amortization of intangibles, net of tax	**22,965**	6,518	7,180
Add: after-tax day one provision for credit losses on acquired loans (1)	**46,926**	—	—
Net income available to common shareholders before amortization of intangibles and excluding certain items	**332,442**	152,959	159,113
Average total shareholders' equity	**3,742,065**	2,653,174	2,474,627
Less: average goodwill and other intangibles, net of deferred tax liability	**(1,583,033)**	(1,121,472)	(1,128,277)
Average tangible equity	**$ 2,159,032**	$ 1,531,702	$ 1,346,350
Return on average tangible equity, excluding certain items	**15.40 %**	9.99 %	11.82 %
Average tangible common equity	**$ 1,968,805**	$ 1,387,218	$ 1,201,866
Return on average tangible common equity, excluding certain items	**16.89 %**	11.03 %	13.24 %
Return on average assets, excluding certain items:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Add: after-tax restructuring and merger-related expenses (1)	**59,987**	5,056	3,026
Add: after-tax day one provision for credit losses on acquired loans (1)	**46,926**	—	—
Net income available to common shareholders, excluding certain items	**309,477**	146,441	151,933
Average total assets	**$ 25,967,670**	$ 18,122,625	$ 17,259,720
Return on average tangible assets, excluding certain items	**1.19 %**	0.81 %	0.88 %
Return on average tangible assets, excluding after-tax restructuring and merger-related expenses:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Add: amortization of intangibles, net of tax	**22,965**	6,518	7,180
Add: after-tax restructuring and merger-related expenses (1)	**59,987**	5,056	3,026
Add: after-tax day one provision for credit losses on acquired loans (1)	**46,926**	—	—
Net income available to common shareholders, before amortization of intangibles and excluding certain items	**332,442**	152,959	159,113
Average total assets	**25,967,670**	18,122,625	17,259,720
Less: average goodwill and other intangibles, net of deferred tax liability	**(1,583,033)**	(1,121,472)	(1,128,277)
Average tangible assets	**$ 24,384,637**	$ 17,001,153	$ 16,131,443
Return on average tangible assets, excluding certain items	**1.36 %**	0.90 %	0.99 %
Dividend payout ratio, excluding certain items:			
Dividends declared per common share	**$ 1.49**	$ 1.45	$ 1.41
Net income per common share - diluted	**2.23**	2.26	2.51
Add: after-tax restructuring and merger-related expenses per diluted share (1)	**0.66**	0.08	0.05
Add: after-tax day one provision for credit losses on acquired loans (1)	**0.51**	—	—
Net income per common share - diluted, excluding certain items	**$ 3.40**	$ 2.34	$ 2.56
Dividend payout ratio, excluding certain items	**43.82**	61.97	55.08

(1) Tax effected at 21% for all periods presented.

(dollars in thousands, except per share amounts)	For the years ended December 31, 2025	2024	2023
Pre-tax, pre-provision income, excluding restructuring and merger-related expenses:			
Income before provision for income taxes	**$ 279,238**	$ 185,114	$ 194,049
Add: provision for credit losses	**77,242**	19,206	17,734
Add: restructuring and merger-related expenses	**75,933**	6,400	3,830
Pre-tax, pre-provision income	**432,413**	210,720	215,613
Pre-tax, pre-provision income per common share - diluted			
Net income per common share - diluted	**$ 2.23**	$ 2.26	$ 2.51
Add: provision for income taxes	**0.61**	0.55	0.60
Add: provision for credit losses	**0.85**	0.30	0.29
Add: preferred dividends	**0.23**	0.16	0.17
Add: restructuring and merger-related expenses	**0.83**	0.10	0.06
Pre-tax, pre-provision income per common share - diluted	**$ 4.75**	$ 3.36	$ 3.63

RESULTS OF OPERATIONS

EARNINGS SUMMARY

For the year ended December 31, 2025, net income available to common shareholders was $202.6 million, or $2.23 per diluted share, compared to $141.4 million, or $2.26 per diluted share for the year ended December 31, 2024. Net income available to common shareholders for the year ended December 31, 2025 increased 43.3% compared to 2024, while diluted per share earnings decreased 1.3%.

For the year ended December 31, 2025, net interest income increased $336.1 million or 70.3% from 2024, primarily due to a combination of higher loan and securities yields and lower funding costs. This also resulted in an increase in the net interest margin of 57 basis points to 3.53% in 2025 as compared to 2024. Average loan balances increased 47.3% in 2025, primarily due to the PFC acquisition, while average investment securities increased 22.6% over the same period. Total average deposits increased in 2025 by $6.5 billion or 47.6% compared to 2024, due to customer preferences in the current interest rate environment and deposit gathering initiatives implemented by management.

In 2025, non-interest income increased $38.8 million or 30.3% compared to 2024. This increase was primarily due to the PFC acquisition, resulting in increases to substantially all line items. Non-interest expense, excluding merger-related and restructuring expense, in 2025 increased $153.2 million or 38.7% compared to 2024, due to the addition of the PFC expense base. Additionally, the efficiency ratio (non-GAAP measure) decreased in 2025 to 52.9% from 63.6% in 2024 as income growth following the acquisition increased at a faster pace than that of expense.

The provision for federal and state income taxes increased to $56.1 million in 2025 compared to $33.6 million in 2024, due primarily to higher pre-tax income in 2025. The effective tax rate was 20.1% and 18.2% for the years ended December 31, 2025 and 2024, respectively. Wesbanco recognized $3.9 million and $3.8 million in New Markets Tax Credits for the years ended December 31, 2025 and 2024, respectively.

TABLE 1. NET INTEREST INCOME

(dollars in thousands)	For the years ended December 31, 2025	2024	2023
Net interest income	**$ 814,300**	$ 478,208	$ 481,338
Taxable-equivalent adjustments to net interest income	**4,971**	4,808	5,005
Net interest income, fully taxable-equivalent	**$ 819,271**	$ 483,016	$ 486,343
Net interest spread, non-taxable-equivalent	**2.76%**	2.00%	2.35%
Benefit of net non-interest bearing liabilities	**0.75%**	0.93%	0.76%
Net interest margin	**3.51%**	2.93%	3.11%
Taxable-equivalent adjustment	**0.02%**	0.03%	0.03%
Net interest margin, fully taxable-equivalent	**3.53%**	2.96%	3.14%

Net interest income, which is Wesbanco's largest source of revenue, is the difference between interest income on earning assets, primarily loans and securities, and interest expense on liabilities, primarily deposits and short and long-term borrowings. Net interest income is affected by the general level of, and changes in interest rates, the steepness and shape of the yield curve, changes in the amount and composition of interest earning assets and interest bearing liabilities, as well as the frequency of repricing of existing assets and liabilities. Net interest income increased $336.1 million or 70.3% in 2025 compared to 2024, primarily due to the acquisition of PFC, resulting in an increase in earning asset balances. Rates generally remained elevated in 2025, though the federal funds rates decreased 75 basis points in the fourth quarter of 2025. Total average deposits, excluding CDs, increased in 2025 by $5.2 billion or 42.9% compared to 2024, due to the acquisition of PFC and the success of deposit gathering and retention. The cost of interest bearing deposits decreased by 22 basis points and the cost of total liabilities decreased by 35 basis points from 2024 to 2025. The decrease in the cost is primarily due to the effect of the previously mentioned federal funds rate decreases on the rates paid on interest bearing demand deposits, customer repurchase agreements, term Federal Home Loan Bank ("FHLB") borrowings and junior subordinated debentures.

Interest income increased $446.3 million or 54.1% in 2025 compared to 2024 due to the acquisition of PFC. Earning asset yields were influenced positively in 2025 compared to 2024 from the acquired PFC assets at current market rates. Average loan balances increased $5.8 billion or 47.3% in 2025 compared to 2024, due to the acquisition of PFC and strong performance by banking teams across all markets. Loan yields increased by 28 basis points during 2025 to 6.11%. Loans provide the greatest impact on interest income and the yield on earning assets as they have the largest balance and the highest yield within major earning asset categories. In 2025, average loans represented 77.3% of average earning assets, an increase from 74.8% in 2024. Taxable securities yields increased by 68 basis points in 2025 due to higher yields on new purchases and addition of the PFC securities. Tax-exempt securities yields increased by 15 basis points in 2025 from 2024. The average balance of tax-exempt securities, which have the highest yields within securities, decreased from 20.5% of total average securities in 2024 to 16.5% of total average securities in 2025.

Interest expense increased $110.2 million in 2025 as compared to 2024, due to the acquisition of PFC. The cost of interest bearing liabilities decreased by 35 basis points from 2024 to 2.72% in 2025. Average interest bearing deposits increased by $5.3 billion or 54.2% from 2024 to 2025. The rate on interest bearing deposits decreased 22 basis points to 2.50% in 2025 as compared to 2024, primarily from decreases in rates on interest bearing demand deposits, money market accounts and savings deposits. Average non-interest bearing demand deposit balances increased from 2024 to 2025 by $1.2 billion or 31.1%, and were 25.2% of total average deposits at December 31, 2025, compared to 28.4% at December 31, 2024. The average balance of FHLB borrowings increased by $0.2 billion from 2024 to 2025 to maintain liquidity needs. New lower-rate borrowings taken out in 2025 decreased the average rate by 96 basis points to 4.41% from 5.37% in 2024. Subordinated and junior subordinated debt average balances increased $65.5 million from 2024 to 2025, due to the acquired PFC debt, with an average rate of 5.81% in 2025.

TABLE 2. AVERAGE BALANCE SHEETS AND NET INTEREST MARGIN ANALYSIS

	For the years ended December 31,								
	2025			2024			2023		
(dollars in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS									
Due from banks-interest bearing	**$ 719,247**	**$ 33,525**	**4.66%**	$ 409,900	$ 22,449	5.48%	$ 348,109	$ 18,918	5.43%
Loans, net of unearned income (1)	**17,943,698**	**1,097,203**	**6.11%**	12,185,386	709,802	5.83%	11,132,618	596,852	5.36%
Securities: (2)									
Taxable	**3,729,244**	**116,342**	**3.12%**	2,894,993	70,559	2.44%	3,150,781	73,449	2.33%
Tax-exempt (3)	**736,998**	**23,673**	**3.21%**	748,304	22,897	3.06%	783,697	23,835	3.04%
Total securities	**4,466,242**	**140,015**	**3.13%**	3,643,297	93,456	2.57%	3,934,478	97,284	2.47%
Other earning assets	**70,891**	**6,168**	**8.70%**	57,845	4,742	8.20%	55,368	3,467	6.26%
Total earning assets (3)	**23,200,078**	**1,276,911**	**5.50%**	16,296,428	830,449	5.10%	15,470,573	716,521	4.63%
Other assets	**2,767,592**			1,826,197			1,789,147		
Total Assets	**$ 25,967,670**			$ 18,122,625			$ 17,259,720		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing demand deposits	**$ 4,779,261**	**$ 120,953**	**2.53%**	$ 3,604,463	$ 107,700	2.99%	$ 3,243,786	$ 72,866	2.25%
Money market accounts	**4,506,303**	**131,839**	**2.93%**	2,259,882	72,899	3.23%	1,763,921	36,616	2.08%
Savings deposits	**3,008,218**	**35,176**	**1.17%**	2,422,859	31,066	1.28%	2,655,105	23,869	0.90%
Certificates of deposit	**2,748,131**	**87,788**	**3.19%**	1,467,738	53,236	3.63%	1,008,950	18,472	1.83%
Total interest bearing deposits	**15,041,913**	**375,756**	**2.50%**	9,754,942	264,901	2.72%	8,671,762	151,823	1.75%
Federal Home Loan Bank borrowings	**1,325,871**	**58,434**	**4.41%**	1,164,344	62,489	5.37%	1,138,247	59,318	5.21%
Repurchase agreements	**126,726**	**3,433**	**2.71%**	125,534	3,953	3.15%	115,817	2,545	2.20%
Subordinated debt and junior subordinated debt	**344,691**	**20,017**	**5.81%**	279,189	16,090	5.76%	281,788	16,492	5.85%
Total interest bearing liabilities (4)	**16,839,201**	**457,640**	**2.72%**	11,324,009	347,433	3.07%	10,207,614	230,178	2.25%
Non-interest bearing demand deposits	**5,064,560**			3,863,366			4,316,245		
Other liabilities	**321,844**			282,076			261,234		
Shareholders' equity	**3,742,065**			2,653,174			2,474,627		
Total Liabilities and Shareholders' Equity	**$ 25,967,670**			$ 18,122,625			$ 17,259,720		
Taxable equivalent net interest spread			**2.79%**			2.03%			2.38%
Taxable equivalent net interest margin (3)		**$ 819,271**	**3.53%**		$ 483,016	2.96%		$ 486,343	3.14%

(1) Gross of the allowance for credit losses, net of unearned income and includes non-accrual loans and loans held for sale. Loan fees included in interest income on loans were $7.0 million, $2.9 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, loan accretion included in interest income on loans acquired from prior acquisitions was $55.3 million, $3.1 million and $4.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(2) Average yields on securities available-for-sale have been calculated based on amortized cost.

(3) Taxable equivalent basis is calculated on tax-exempt securities using a rate of 21% for all periods presented.

(4) Accretion on interest bearing liabilities acquired from prior acquisitions was $10.3 million, $0.2 million and $0.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

TABLE 3. RATE/VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE (1)

(in thousands)	2025 Compared to 2024			2024 Compared to 2023		
	Volume	Rate	Net Increase (Decrease)	Volume	Rate	Net Increase (Decrease)
Increase (decrease) in interest income:						
Due from banks—interest bearing	**$ 14,835**	**$ (3,759)**	**$ 11,076**	$ 3,383	$ 148	$ 3,531
Loans, net of unearned income	**350,515**	**36,886**	**387,401**	58,992	53,958	112,950
Taxable securities	**23,221**	**22,562**	**45,783**	(6,137)	3,247	(2,890)
Tax-exempt securities (2)	**(350)**	**1,126**	**776**	(1,082)	144	(938)
Other earning assets	**1,121**	**305**	**1,426**	161	1,114	1,275
Total interest income change (2)	**389,342**	**57,120**	**446,462**	55,317	58,611	113,928
Increase (decrease) in interest expense:						
Interest bearing demand deposits	**31,447**	**(18,194)**	**13,253**	8,776	26,058	34,834
Money market	**66,300**	**(7,360)**	**58,940**	12,215	24,068	36,283
Savings deposits	**7,021**	**(2,911)**	**4,110**	(2,239)	9,436	7,197
Certificates of deposit	**41,568**	**(7,016)**	**34,552**	11,009	23,755	34,764
Federal Home Loan Bank borrowings	**7,992**	**(12,047)**	**(4,055)**	1,378	1,793	3,171
Other short-term borrowings	**37**	**(557)**	**(520)**	229	1,179	1,408
Subordinated debt and junior subordinated debt	**3,803**	**124**	**3,927**	(151)	(251)	(402)
Total interest expense change	**158,168**	**(47,961)**	**110,207**	31,217	86,038	117,255
Net interest income (decrease) increase (2)	**$ 231,174**	**$ 105,081**	**$ 336,255**	$ 24,100	$ (27,427)	$ (3,327)

(1) Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

(2) The yield on earning assets and the net interest margin are presented on a fully taxable-equivalent (FTE) and annualized basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 21% for all periods presented. Wesbanco believes this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts.

PROVISION FOR CREDIT LOSSES - LOANS

The provision for credit losses – loans is the amount to be added to the allowance for credit losses – loans after net charge-offs have been deducted to bring the allowance to a level considered appropriate to absorb lifetime expected losses for all portfolio loans. The provision for credit losses – loan commitments is the amount to be added to the allowance for credit losses for loan commitments to bring that allowance to a level considered appropriate to absorb lifetime expected losses on unfunded loan commitments. The provision for credit losses - loans and loan commitments was $77.2 million in 2025 compared to $19.3 million in 2024, primarily due to $59.4 million in initial provision expense recorded for the PFC acquired loans. Additionally, loan growth, changes in macroeconomic conditions over the reasonable and supportable forecast period of one year, and an increase in individually evaluated loans contributed to the increase in provision. Non-performing loans were 0.48% of total loans as of December 31, 2025, and increased from 0.31% of total loans at the end of 2024. Non-performing assets were 0.48% of total loans and other real estate and repossessed assets as of December 31, 2025, increasing from 0.32% at the end of 2024. Criticized and classified loans were 3.15% of total loans, increasing from 2.80% as of December 31, 2024, primarily due to downgrades within the CRE portfolio. Past due loans at December 31, 2025 were 0.67% of total loans, compared to 0.47% at December 31, 2024. (Please see the Credit Quality and Allowance for Credit Losses – Loans and Loan Commitments section of this MD&A for additional discussion).

TABLE 4. NON-INTEREST INCOME

(dollars in thousands)	For the years ended December 31, 2025	2024	$ Change	% Change
Trust fees	**$ 37,087**	$ 30,676	$ 6,411	20.9
Service charges on deposits	**41,392**	29,979	11,413	38.1
Digital banking income	**26,475**	19,953	6,522	32.7
Net swap fee and valuation income	**8,896**	5,941	2,955	49.7
Net securities brokerage revenue	**11,846**	10,238	1,608	15.7
Bank-owned life insurance	**15,101**	9,544	5,557	58.2
Mortgage banking income	**6,194**	4,270	1,924	45.1
Net securities gains	**3,379**	1,408	1,971	140.0
Net (losses)/gains on other real estate owned and other assets	**(424)**	142	(566)	(398.6)
Net insurance services revenue	**3,985**	3,651	334	9.1
Payment processing fees	**3,401**	3,504	(103)	(2.9)
Other	**9,423**	8,677	746	8.6
Total non-interest income	**$ 166,755**	$ 127,983	$ 38,772	30.3

Non-interest income is a significant source of revenue and an important part of Wesbanco’s results of operations, as it represented 17.0% and 21.1% of total revenue for 2025 and 2024, respectively. Wesbanco offers its customers a wide range of retail, commercial, investment and electronic banking services, which are viewed as a vital component of Wesbanco’s ability to attract and maintain customers, as well as providing additional fee income beyond normal spread-related income to Wesbanco. Non-interest income increased $38.8 million or 30.3% in 2025 compared to 2024, primarily due to increases in trust fees, service charges on deposits, digital banking income, net swap fee and valuation income, bank-owned life insurance, net securities gains, and mortgage banking income. The increases were slightly offset by a decrease in net gains on other real estate owned and other assets and payment processing fees.

Trust fees increased $6.4 million or 20.9% in 2025 compared to 2024, due to the addition of PFC trust clients, market value appreciation, and organic growth. Trust assets of $7.9 billion at December 31, 2025, increased from $6.0 billion at December 31, 2024. As of December 31, 2025, trust assets include managed assets of $6.2 billion and non-managed (custodial) assets of $1.7 billion. Assets managed for the WesMark Funds, a proprietary group of mutual funds that is advised by Wesbanco Trust and Investment Services, were $0.9 billion as of both December 31, 2025 and December 31, 2024, and are included in managed assets.

Service charges on deposits increased $11.4 million or 38.1% in 2025 compared to 2024, due to the addition of PFC, fee income from new products and services, including treasury management services, and increased general spending.

Digital banking income increased $6.5 million or 32.7% in 2025 compared to 2024, due to higher volumes primarily associated with Wesbanco's larger customer base due to the PFC acquisition and organic growth.

Net swap fee and valuation income, which includes fair value adjustments, increased $3.0 million or 49.7% in 2025 compared to 2024, mostly due to an increase in swap fee income from the execution of new swaps. In 2025, new swaps totaled $916.1 million in notional principal resulting in $10.0 million in fee income, compared to new swaps totaling $494.8 million in notional principal resulting in $4.9 million in fee income in 2024. Fair market value adjustments on swaps in 2025 totaled a negative $1.1 million as compared to a positive $1.0 million in 2024.

Bank-owned life insurance increased $5.6 million or 58.2% in 2025 compared to 2024, due to the addition of PFC.

Net securities gains include both gains and losses on investment security transactions as well as market value adjustments on Wesbanco’s deferred compensation plan. For 2025, net securities gains increased $2.0 million or 140.0% compared to 2024, mostly due to a $1.7 million increase in market adjustments on the deferred compensation plan in 2025 compared to 2024.

Mortgage banking income increased $1.9 million or 45.1% in 2025 compared to 2024, due to a 39.3% year-over-year increase in salable residential mortgage originations primarily related to the larger customer base. In 2025, $428.8 million in mortgages were sold into the secondary market as compared to $307.8 million in 2024. Included in mortgage banking income are losses of $0.5 million and $0.1 million from the fair value adjustments on mortgage loan commitments and related derivatives for 2025 and 2024, respectively.

Net gains on other real estate owned and other assets decreased $0.6 million in 2025 compared to 2024, due to a $1.0 million loss on the sale of assets this year compared to a $0.1 million gain in 2024. This is offset by an increase of $0.6 million in the sale of OREO and repossessed assets.

TABLE 5. NON-INTEREST EXPENSE

(dollars in thousands)	For the years ended December 31, 2025	2024	$ Change	% Change
Salaries and wages	**$ 230,977**	$ 177,516	$ 53,461	30.1
Employee benefits	**67,015**	46,141	20,874	45.2
Net occupancy	**33,237**	25,157	8,080	32.1
Equipment and software	**62,612**	41,303	21,309	51.6
Marketing	**9,861**	9,764	97	1.0
FDIC insurance	**20,897**	14,215	6,682	47.0
Amortization of intangible assets	**29,070**	8,251	20,819	252.3
Restructuring and merger-related expenses	**75,933**	6,400	69,533	1,086.5
Professional fees	**26,047**	19,020	7,027	36.9
Franchise and other miscellaneous taxes	**19,151**	12,986	6,165	47.5
ATM and electronic banking interchange expenses	**6,924**	6,019	905	15.0
Communications	**5,917**	4,718	1,199	25.4
Other real estate owned and foreclosure expenses	**434**	266	168	63.2
Postage, supplies and other	**36,500**	30,115	6,385	21.2
Total non-interest expense	**$ 624,575**	$ 401,871	$ 222,704	55.4

Non-interest expense in 2025, excluding restructuring and merger-related expenses, increased $153.2 million or 38.7% compared to 2024. The primary drivers of this increase were higher salaries and wages, employee benefits, net occupancy, equipment and software costs, amortization of intangible assets, FDIC insurance, professional fees, franchise and other miscellaneous tax, and postage, supplies and other. Restructuring and merger related expenses of $75.9 million in 2025 and $6.4 million in 2024 were attributable to the PFC acquisition and continued branch optimization.

Salaries and wages increased $53.5 million or 30.1% in 2025 compared to 2024, mostly due to the addition of approximately 900 PFC employees.

Employee benefits increased $20.9 million or 45.2% in 2025 compared to 2024 due to higher staffing levels and higher health insurance costs.

Net occupancy increased $8.1 million or 32.1% in 2025 compared to 2024 due to an increase in general building maintenance, lease payments, utilities, and depreciation primarily from the acquisition of PFC which added 73 branches.

Equipment and software costs increased $21.3 million or 51.6% in 2025 compared to 2024, due primarily to an increase in volume-based costs attributable to the addition of PFC including the additional cost of operating two core systems until the conversion to one platform in mid-May.

FDIC insurance increased $6.7 million or 47.0% in 2025 compared to 2024, due to our larger assessment base from the PFC acquisition.

Amortization of intangible assets increased $20.8 million in 2025 compared to 2024 due to the core deposit intangible asset and the trust relationship intangible asset that was created from the acquisition of PFC.

Restructuring and merger-related expenses increased $69.5 million in 2025 compared to 2024, primarily due to expenses incurred for the acquisition of PFC and costs associated with the financial center optimization.

Professional fees increased $7.0 million or 36.9% in 2025 compared to 2024, due to an increase in other professional fees, consultants fees, retail and consumer loan origination fees, and legal fees primarily due to the acquisition of PFC. These are partially offset by a decrease in home equity origination fees.

Franchise and other miscellaneous taxes increased $6.2 million or 47.5% in 2025 compared to 2024, due to PFC's large footprint in Ohio, which led to higher Ohio franchise tax. Other local taxes also increased as our expanded market size resulted in falling under additional local tax jurisdictions.

Supplies, postage and other operating expense increased $6.4 million or 21.2% in 2025 as compared to 2024, primarily due to an increase in travel & entertainment, external statements printing, shipping costs, and other miscellaneous expenses.

INCOME TAXES

The provision for federal and state income taxes increased to $56.1 million in 2025 compared to $33.6 million in 2024, due primarily to higher pre-tax income in 2025. The effective tax rate was 20.1% and 18.2% for the years ended December 31, 2025 and 2024, respectively. The effective income tax rate increased due to the lower proportion of tax-exempt interest income on loans and securities in 2025 compared to 2024 as well as higher non-deductible expenses.

FINANCIAL CONDITION

Total assets, deposits and shareholders' equity increased 48.2%, 53.3% and 44.5%, respectively, at December 31, 2025 compared to December 31, 2024. Total securities increased $1.0 billion or 30.4% from December 31, 2024 to December 31, 2025, due primarily to the acquired PFC investment portfolio. Total portfolio loans increased $6.6 billion or 51.9% in 2025 due to the acquired PFC loan portfolio as well as organic loan growth resulting from the strong performance from our commercial and residential lending teams. Total deposits increased $7.5 billion or 53.3% from year end 2024 reflecting the benefit of the acquired PFC deposit portfolio as well as organic growth resulting from the deposit gathering and retention efforts by our retail and commercial teams. Reflecting the impact of an elevated federal funds rate, there continued to be some mix shift in the composition of total deposits; however, total demand deposits continue to represent 49% of total deposits, with the non-interest bearing component representing 25%, which remains consistent with the percentage range since early 2020.

Deposit balances were also somewhat impacted by bonus and royalty payments from Marcellus and Utica shale energy companies in Wesbanco’s southwestern Pennsylvania, eastern Ohio and northern West Virginia markets. The increase in certificates of deposit of $1.1 billion is primarily due to the acquired PFC CD portfolio and customers' preferences during the current interest rate environment. Total borrowings increased 10.0% or $147.8 million during 2025, as deposit growth increased and required less funding generated through FHLB borrowings.

Total shareholders’ equity increased $1.2 billion or 44.5%, compared to December 31, 2024, primarily due to the purchase of PFC and the common stock issued, net income of $202.6 million for the year ended December 31, 2025, and a $85.3 million other comprehensive gain exceeding the declaration of common and preferred shareholder dividends totaling $141.8 million and $15.0 million, respectively.

SECURITIES

TABLE 6. COMPOSITION OF SECURITIES (1)

(dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Equity securities (at fair value)	**$ 30,809**	$ 13,427	$ 17,382	129.5
Available-for-sale debt securities (at fair value)				
U.S. Treasury	**196,857**	146,113	50,744	34.7
U.S. Government sponsored entities and agencies	**222,997**	194,242	28,755	14.8
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**2,610,448**	1,593,441	1,017,007	63.8
Commercial mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**63,615**	231,782	(168,167)	(72.6)
Asset backed securities	**68,935**	—	68,935	100.0
Obligations of states and political subdivisions	**73,188**	68,620	4,568	6.7
Corporate debt securities	**52,292**	11,874	40,418	340.4
Total available-for-sale debt securities	**$ 3,288,332**	$ 2,246,072	$ 1,042,260	46.4
Held-to-maturity debt securities (at amortized cost)				
U.S. Government sponsored entities and agencies	**$ 2,341**	$ 2,988	$ (647)	(21.7)
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**27,014**	32,803	(5,789)	(17.6)
Obligations of states and political subdivisions	**1,100,788**	1,098,957	1,831	0.2
Corporate debt securities	**1,971**	18,158	(16,187)	(89.1)
Total held-to-maturity debt securities (2)	**$ 1,132,114**	$ 1,152,906	$ (20,792)	(1.8)
Total securities	**$ 4,451,255**	$ 3,412,405	$ 1,038,850	30.4
Available-for-sale and equity securities:				
Weighted average yield at the respective year-end (3)	**3.36%**	2.54%		
As a % of total securities	**74.6%**	66.2%		
Weighted average life (in years)	**5.7**	6.2		
Held-to-maturity securities:				
Weighted average yield at the respective year-end (3)	**3.05%**	2.96%		
As a % of total securities	**25.4%**	33.8%		
Weighted average life (in years)	**7.3**	8.4		
Total securities:				
Weighted average yield at the respective year-end (3)	**3.28%**	2.67%		
As a % of total securities	**100.0%**	100.0%		
Weighted average life (in years)	**6.1**	6.9		

(1) At December 31, 2025 and December 31, 2024, there were no holdings of any one issuer, other than U.S. government sponsored entities and its agencies, in an amount greater than 10% of Wesbanco's shareholders' equity.

(2) Total held-to-maturity debt securities are presented on the Consolidated Balance Sheets net of their allowance for credit losses totaling $0.2 million and $0.1 million at December 31, 2025 and December 31, 2024, respectively.

(3) Weighted average yields have been calculated on a taxable-equivalent basis using the federal statutory tax rate of 21%.

Total investment securities, which are a source of liquidity for Wesbanco as well as a contributor to interest income, increased by $1.0 billion or 30.4% from December 31, 2024 to December 31, 2025. Throughout the year, the available-for-sale portfolio increased by $1.0 billion or 46.4%, primarily due to the PFC acquisition of $1.1 billion and $1.4 billion in purchases, offset by $961.6 million in sales, $429.9 million in paydowns, $209.0 million in maturities and calls and a decrease of $110.6 million in unrealized losses. The held-to-maturity portfolio decreased by $20.8 million or 1.8% due primarily to maturities and calls of corporate debt securities. The weighted average yield of the portfolio increased 61 basis points from 2.67% at December 31, 2024 to 3.28% at December 31, 2025, primarily due to the assets acquired in the PFC acquisition at current market rates.

Total gross unrealized securities losses decreased $141.5 million, from $441.7 million as of December 31, 2024 to $300.2 million at December 31, 2025. The decrease in unrealized losses from December 31, 2024 was due to a decrease in market rates throughout 2025 causing market prices to increase on the investment portfolio. Wesbanco believes that none of the unrealized losses on available-for-sale debt securities at December 31, 2025 require an allowance for credit losses. Please refer to Note 4, "Securities," of the Consolidated Financial Statements for additional information. Wesbanco does not have any investments in private mortgage-backed securities or those that are collateralized by sub-prime mortgages, nor does Wesbanco have any exposure to collateralized debt obligations or government-sponsored enterprise preferred stocks.

Net unrealized losses on available-for-sale securities included in accumulated other comprehensive income, net of tax, as of December 31, 2025, and December 31, 2024 were $139.5 million and $223.8 million, respectively. These net unrealized pre-tax losses represent temporary fluctuations resulting from changes in market rates in relation to fixed yields in the available-for-sale portfolio, and on an after-tax basis are accounted for as an adjustment to other comprehensive income in shareholders' equity. Net unrealized pre-tax losses in the held-to-maturity portfolio, which are not accounted for in other comprehensive income, were $96.2 million at December 31, 2025, compared to $146.1 million at December 31, 2024. With approximately 25% of the investment portfolio in the held-to-maturity category, the recent volatility in interest rates does not have as much of an impact on other comprehensive income as if the entire portfolio were included in the available-for-sale category.

Wesbanco uses prices from independent pricing services and, to a lesser extent, indicative (non-binding) quotes from independent brokers, to measure the fair value of its securities. Wesbanco validates prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, review of pricing by personnel familiar with market liquidity and other market-related conditions, review of pricing service methodologies, review of independent auditor reports received from the pricing service regarding its internal controls, and through review of inputs and assumptions used in pricing certain securities thinly-traded or with limited observable data points. The procedures in place provide management with a sufficient understanding of the valuation models, assumptions, inputs and pricing to reasonably measure the fair value of Wesbanco's securities. For additional disclosure relating to fair value measurement, refer to Note 17, "Fair Value Measurement" in the Consolidated Financial Statements.

The corporate and municipal bonds in Wesbanco's held-to-maturity debt portfolio are analyzed quarterly to determine if an allowance for current expected credit losses is warranted. Wesbanco uses a database of historical financials of all corporate and municipal issuers and actual historic default and recovery rates on rated and non-rated transactions to estimate expected credit losses on an individual security basis. The expected credit losses are adjusted quarterly and are recorded in an allowance for expected credit losses on the balance sheet, which is deducted from the amortized cost basis of the held-to-maturity portfolio as a contra asset. The losses are recorded on the income statement in the provision for credit losses. Accrued interest receivable on held-to-maturity securities, which was $8.2 million and $8.4 million as of December 31, 2025 and 2024, respectively, is excluded from the estimate of credit losses. Held-to-maturity investments in U.S. Government sponsored entities and agencies as well as mortgage-backed securities and collateralized mortgage obligations, which are all either issued by a direct governmental entity or a government-sponsored entity, have no historical evidence supporting expected credit losses; therefore, Wesbanco has estimated these losses at zero, and will monitor this assumption in the future for any economic or governmental policies that could affect this assumption. Wesbanco recorded an allowance on held-to-maturity debt securities of $0.2 and $0.1 million as of December 31, 2025 and 2024, respectively.

Equity securities, of which a portion consists of investments in various mutual funds held in grantor trusts formed in connection with a key officer and director deferred compensation plan, are recorded at fair value. Gains and losses due to fair value fluctuations on equity securities are included in net securities gains or losses. For those equity securities relating to the key officer and director deferred compensation plan, the corresponding change in the obligation to the employee is recognized in employee benefits expense.

Cost-method investments consist primarily of FHLB of Pittsburgh and Cincinnati stock totaling $58.5 million and $48.2 million at December 31, 2025 and 2024, respectively, and are included in other assets in the Consolidated Balance Sheets.

TABLE 7. MATURITY DISTRIBUTION AND YIELD ANALYSIS OF SECURITIES

The following table presents the tax-equivalent yields of held-to-maturity debt securities by contractual maturity at December 31, 2025. In some instances, the issuers may have the right to call or prepay obligations without penalty prior to the contractual maturity date.

	One Year or Less	One to Five Years	Five to Ten Years	Over Ten Years	Mortgage-backed securities	Total
Weighted-average yield (1):						
U.S. Government sponsored entities and agencies	—	—	—	—	**2.01%**	**2.01%**
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies (2)	—	—	—	—	**2.74%**	**2.74%**
Obligations of states and political subdivisions (3)	**4.23%**	**3.64%**	**2.96%**	**2.84%**	—	**3.04%**
Corporate debt securities	—	**6.07%**	—	—	—	**6.07%**
Total weighted average yield	**4.23%**	**3.67%**	**2.96%**	**2.84%**	**2.68%**	**3.05%**

(1) Yields are determined based on the lower of the yield-to-call or yield-to-maturity.
(2) Certain U.S. Government sponsored agency, mortgage-backed and collateralized mortgage securities, which have prepayment provisions, are not assigned to maturity categories due to fluctuations in their prepayment speeds.
(3) Average yields on obligations of states and political subdivisions have been calculated on a taxable-equivalent basis using the federal statutory tax rate of 21%.

Wesbanco's municipal portfolio comprises 26.4% of the overall securities portfolio as of December 31, 2025 compared to 34.2% as of December 31, 2024, which carries different risks that are not as prevalent in other security types contained in the portfolio. The following table presents the allocation of the individual bonds in the municipal bond portfolio based on the combined ratings of two major bond credit rating agencies (at fair value):

TABLE 8. MUNICIPAL BOND RATINGS

	December 31, 2025		December 31, 2024	
(dollars in thousands)	**Amount**	**% of Total**	**Amount**	**% of Total**
Municipal bonds (at fair value) (1):				
Investment Grade - Prime	**$ 120,871**	**11.2**	$ 103,033	10.0
Investment Grade - High	**853,961**	**79.1**	823,832	80.4
Investment Grade - Upper Medium	**98,169**	**9.1**	90,993	8.9
Investment Grade - Lower Medium	**280**	**-**	2,771	0.3
Not rated	**6,145**	**0.6**	3,982	0.4
Total municipal bond portfolio	**$ 1,079,426**	**100.0**	$ 1,024,611	100.0

(1) The lowest available rating was used when placing the bond into a category in the table.

Wesbanco's municipal bond portfolio at December 31, 2025, consists of $383.9 million of taxable and $695.6 million of tax-exempt general obligation and revenue bonds. The following table presents additional information regarding the municipal bond type and issuer (at fair value):

TABLE 9. COMPOSITION OF MUNICIPAL SECURITIES

	December 31, 2025		December 31, 2024	
(dollars in thousands)	**Amount**	**% of Total**	**Amount**	**% of Total**
Municipal bond type:				
General Obligation	**$ 778,263**	**72.1**	$ 747,825	73.0
Revenue	**301,163**	**27.9**	276,786	27.0
Total municipal bond portfolio	**$ 1,079,426**	**100.0**	$ 1,024,611	100.0
Municipal bond issuer:				
State Issued	**$ 81,539**	**7.6**	$ 60,841	5.9
Local Issued	**997,887**	**92.4**	963,770	94.1
Total municipal bond portfolio	**$ 1,079,426**	**100.0**	$ 1,024,611	100.0

Wesbanco's municipal bond portfolio is broadly spread across the United States. The following table presents the top five states of municipal bond concentration based on total fair value at December 31, 2025:

TABLE 10. CONCENTRATION OF MUNICIPAL SECURITIES

	December 31, 2025	
(dollars in thousands)	Fair Value	% of Total
California (1)	$ 209,359	19.3
Pennsylvania	199,351	18.5
Ohio	90,476	8.4
Texas	87,108	8.1
Illinois (2)	40,230	3.7
All other states (3)	452,902	42.0
Total municipal bond portfolio	$ 1,079,426	100.0

(1) California state issued municipal obligations comprise less than 1% of Wesbanco's total California bond holdings.
(2) Contains no state issued Illinois municipal obligations.
(3) Contains obligations in the state of West Virginia totaling $34.4 million or 3.2% of the total municipal portfolio.

LOANS AND LOAN COMMITMENTS

Loans represent Wesbanco's largest balance sheet asset classification and the largest source of interest income. Commercial loans include CRE, which is further differentiated between land and construction, and improved property loans; as well as C&I loans that may or may not be secured by real estate. Retail loans include residential real estate mortgage loans, home equity lines of credit ("HELOC"), and loans for other consumer purposes.

Loan commitments, which are not reported on the balance sheet, represent available balances on commercial and consumer lines of credit, commercial letters of credit, deposit account overdraft protection limits, certain loan guarantee contracts, and approved commitments to extend credit. Approved commitments, which have been accepted by the customer, are included net of any Wesbanco loan balances that are to be refinanced by the new commitment. However, typically not all approved commitments will ultimately be funded.

Loans and loan commitments are summarized in Table 11.

TABLE 11. LOANS AND COMMITMENTS

	December 31,					
	2025			2024		
(dollars in thousands)	Balance	Commitments	Exposure	Balance	Commitments	Exposure
LOANS						
Commercial real estate:						
Land and construction	**$ 1,783,637**	**$ 1,094,527**	**$ 2,878,164**	$ 1,352,083	$ 1,110,206	$ 2,462,289
Improved property	**9,155,197**	**360,869**	**9,516,066**	5,974,598	226,649	6,201,247
Total commercial real estate	**10,938,834**	**1,455,396**	**12,394,230**	7,326,681	1,336,855	8,663,536
Commercial and industrial	**2,863,893**	**2,574,332**	**5,438,225**	1,787,277	1,697,998	3,485,275
Total commercial loans	**13,802,727**	**4,029,728**	**17,832,455**	9,113,958	3,034,853	12,148,811
Residential real estate	**3,938,585**	**191,217**	**4,129,802**	2,520,086	164,976	2,685,062
Home equity lines of credit	**1,129,394**	**1,447,579**	**2,576,973**	821,110	1,135,731	1,956,841
Consumer	**355,726**	**68,070**	**423,796**	201,275	37,988	239,263
Total retail loans	**5,423,705**	**1,706,866**	**7,130,571**	3,542,471	1,338,695	4,881,166
Total portfolio loans	**19,226,432**	**5,736,594**	**24,963,026**	12,656,429	4,373,548	17,029,977
Loans held for sale	**87,454**	**56,653**	**144,107**	18,695	16,619	35,314
Deposit overdraft limits	**—**	**556,063**	**556,063**	—	387,591	387,591
Total loans	**$ 19,313,886**	**$ 6,349,310**	**$ 25,663,196**	$ 12,675,124	$ 4,777,758	$ 17,452,882
Letters of credit included above		**$ 56,030**			$ 47,879	

Total portfolio loans increased $6.6 billion or 51.9% from December 31, 2024 to December 31, 2025, due primarily to the PFC acquisition. Commercial real estate loans increased $3.6 billion or 49.3%, as improved property increased 53.2% and land and construction loans increased 31.9%. Commercial and industrial loans increased $1.1 billion or 60.2%. Retail loans also increased throughout the year, as residential real estate loans increased $1.4 billion or 56.3% and home equity loans increased $308.3 million or 37.5%, while consumer loans increased $154.5 million or 76.7%. Portfolio loans are presented in the Consolidated Balance Sheets net of deferred loan fees and costs and discounts on purchased loans. The net deferred loan costs were $13.9 million and $11.9 million as of December 31, 2025 and 2024, respectively. Wesbanco conducts a deferred loan cost study to determine the allowable costs to be deferred over the life of the loan. Wesbanco's deferred costs have continued to increase at a faster rate than the related customer deferred fee income causing the balance of the deferred loan costs to outweigh the deferred loan fees, primarily from home equity lines of credit, which have little fee income. Purchased loan discounts from acquisitions included in the portfolio loan balances were $302.4 million and $10.5 million as of December 31, 2025 and 2024, respectively. Loan accretion included in interest income on loans acquired from prior acquisitions was $55.3 million and $3.1 million for the years ended December 31, 2025 and 2024, respectively.

CRE loans at December 31, 2025 represent a significant component of the loan portfolio at 56.9%, a decrease of 1.0% as compared to CRE balances at December 31, 2024. CRE—land and construction loan balances increased $431.6 million or 31.9% from December 31, 2024 to December 31, 2025, while CRE—improved property loans increased $3.2 billion or 53.2% during the same period.

C&I loans increased $1.1 billion or 60.2% from December 31, 2024 to December 31, 2025. The availability under lines of credit within C&I loans decreased slightly from 65.1% at December 31, 2024 to 62.2% of total C&I revolving lines of credit exposure as of December 31, 2025.

Residential real estate mortgage loans increased $1.4 billion from December 31, 2024 to December 31, 2025. Wesbanco retained approximately 49% of mortgages by dollar volume originated in 2025 for the portfolio compared to 50% in 2024. Percentages of loans sold remain essentially the same from last year, as interest rates and margins on fixed rate mortgage loans changed little between the two periods.

HELOC loans increased $308.3 million or 37.5% from December 31, 2024 to December 31, 2025. Consumer loans increased $154.5 million or 76.7% from December 31, 2024 to December 31, 2025.

Total loan commitments increased $1.6 billion or 32.9% from December 31, 2024 to December 31, 2025, due to the PFC acquisition. Commitments in the C&I portfolio increased $876.3 million or 51.6%, CRE improved property increased $134.2 million or 59.2%, while CRE land and construction decreased $15.7 million or 1.4%. On the retail side, HELOC commitments increased $311.8 million or 27.5%, consumer increased $30.1 million or 79.2%, and residential real estate increased $26.2 million or 15.9%.

Geographic Distribution —Wesbanco extends credit primarily within the market areas where it has branch offices, markets adjacent thereto, or markets that have a loan production office. Loans outside of these markets are generally only made to established customers that have other business relationships with Wesbanco in its markets. Loans outside of Wesbanco's markets represented approximately 7% of total loans at December 31, 2025 and 6% at December 31, 2024. These loans consist primarily of C&I, CRE-improved property and land and construction loans, residential real estate loans for second residences or vacation homes, consumer purpose lines of credit to wealth management customers, and automobile loans to family members of local customers.

The geographic distribution of the loan portfolio, excluding deposit overdraft limits and loans held for sale, is summarized in Table 12.

TABLE 12. GEOGRAPHIC DISTRIBUTION OF LOANS

	December 31, 2025 (1)						
	Commercial Real Estate						
(percentage of outstandings, rounded to nearest whole percent)	Land and Construction	Improved Property	Commercial and Industrial	Residential Real Estate	Home Equity Lines	Consumer	Total
Columbus OH MSA	12%	14%	9%	10%	10%	3%	12%
Other Ohio Locations	5	5	15	9	11	19	8
Washington-Arlington-Alexandria, DC-VA-MD-WV MSA	7	9	5	10	5	2	8
Pittsburgh PA MSA	2	6	6	11	14	4	7
Louisville-Jefferson KY IN MSA	6	7	5	2	5	1	6
Western Ohio MSAs	8	6	5	7	7	2	6
Baltimore-Columbia-Towson MD MSA	3	7	1	8	4	1	5
Cleveland OH MSA	5	5	9	6	1	2	5
Toledo OH MSA	3	4	5	2	3	4	4
Lexington – Fayette KY MSA	3	4	1	2	3	1	3
Other Indiana Locations	8	3	2	3	1	1	3
Other Kentucky Locations	2	3	2	2	6	2	3
Other West Virginia Locations	3	2	4	3	5	6	3
Upper Ohio Valley MSAs	—	2	7	3	7	10	3
Youngstown-Warren OH MSA	2	2	3	3	4	19	3
Fort Wayne IN MSA	2	2	2	1	—	1	2
Huntington Ashland WV OH MSA	1	2	1	1	2	2	2
Morgantown WV MSA	—	2	1	4	3	1	2
Tennessee Locations	10	1	2	1	—	—	2
Ann Arbor MI MSA	2	—	—	1	—	—	1
California-Lexington Park MD MSA	—	1	2	—	1	—	1
Canton-Massillon, OH MSA	1	1	2	1	1	1	1
Lima OH MSA	—	1	2	1	1	1	1
Other Pennsylvania Locations	2	1	1	1	1	3	1
Parkersburg-Marietta-Vienna, WV-OH MSA	1	1	1	1	2	4	1
Frederick-Gaithersburg-Rockville MD MSA	—	—	1	—	—	—	—
Other Maryland Locations	—	—	—	2	—	—	—
Other Michigan Locations	1	—	—	—	1	1	—
Sandusky OH MSA	—	—	—	1	1	1	—
Adjacent States & Outside of Market	11	9	6	4	1	8	7
Total	100%	100%	100%	100%	100%	100%	100%

(1) Real estate secured loans are categorized based on the address of the collateral. All other loans are categorized based on the borrower's address.

The Upper Ohio Valley Metropolitan Statistical Areas ("MSAs") include the Wheeling, West Virginia and Weirton, West Virginia-Steubenville, Ohio MSAs. Other West Virginia locations include the Fairmont-Clarksburg and Charleston MSAs as well as communities that are not located within an MSA primarily in the northern, central and eastern parts of the state. The PFC acquisition greatly expanded Wesbanco's footprint in Ohio and added Michigan locations, including the Ann Arbor MSA. Ohio MSAs including Cleveland, Toledo, Youngstown-Warren, and Lima have all been added through the PFC merger. The western Ohio MSAs include the Dayton-Springfield and the Cincinnati-Middletown MSAs. Other Ohio locations include communities in Ohio that are not located within an MSA, the majority of which are located in southeastern Ohio. Other Indiana locations include communities in Indiana that are not located within an MSA, the majority of which are located in southern Indiana. Tennessee locations are comprised of loan production offices in various cities, including Chattanooga and Knoxville. Other Kentucky locations include the Elizabethtown KY MSA along with other Kentucky locations that are not located within an MSA. Through the acquisition of OLBK, Wesbanco added the Baltimore-Columbia-Towson, MD MSA and the Washington DC-Arlington-Alexandria, VA MSA as well as other Maryland locations. Adjacent states include parts of Delaware and Virginia that are within close proximity to Wesbanco's markets. Outside-of-market loans consist of loans in all other locations not included in any of the other defined areas and have remained relatively unchanged over the past few years.

CREDIT RISK

The risk that borrowers will be unable or unwilling to repay their obligations is inherent in all lending activities. Repayment risk can be impacted by external events such as adverse economic conditions, social and political influences that impact entire industries or major employers, individual loss of employment or other personal calamities and changes in interest rates. This inherent risk may be further exacerbated by the terms and structure of each loan as well as potential concentrations of risk. The primary goal of managing credit risk is to minimize the impact of all of these factors on the quality of the loan portfolio.

Credit risk is managed through the initial underwriting process as well as through ongoing monitoring and administration of the portfolio. Credit policies establish standard underwriting guidelines for each type of loan and require an appropriate evaluation of the credit characteristics of each borrower. This evaluation focuses on the sufficiency and sustainability of the primary source of repayment, the adequacy of collateral, if any, as a secondary source of repayment, potential for guarantor support, as a tertiary source of repayment and other factors unique to each type of loan that may increase or mitigate their risk. The manner and degree of monitoring and administration of the portfolio varies by type and size of loan.

Credit risk is also managed by closely monitoring delinquency levels, trends and initiating collection efforts at the earliest stage of delinquency. Wesbanco also monitors general economic conditions, including unemployment, housing activity and real estate values in its markets. Underwriting standards are modified when appropriate based on market conditions, the performance of one or more loan categories, and other external factors. An independent loan review function also performs periodic reviews of the portfolio to assess the adequacy and effectiveness of underwriting, loan documentation and portfolio administration.

Each category of loans contains distinct elements of risk that impact the manner in which those loans are underwritten, structured, documented, administered and monitored. Customary terms and underwriting practices, together with specific risks associated with each category of loans and Wesbanco's processes for managing those risks are discussed in the remainder of this section.

Commercial Loans —The commercial portfolio consists of loans to a wide range of business enterprises of varying size. Many commercial loans often involve multiple loans to one borrower or a group of related borrowers, therefore the potential for loss on any single transaction can be significantly greater for commercial loans than for retail loans. Commercial loan risk is mitigated by limiting total credit exposure to individual borrowers or groups of borrowers, industries and geographic markets and by requiring appropriate collateral or guarantors.

Commercial loans are monitored for potential concentrations of loans to any one borrower or group of related borrowers. At December 31, 2025 Wesbanco's legal lending limit to any single borrower or their related interests approximated $420 million. The ten largest commercial relationships combined ranged from $842.6 million to $1.1 billion during 2025. There were 26 relationships that exceeded $50 million at December 31, 2025. These large relationships generally consist of more than one loan to a borrower or their related entities and often have different primary repayment sources. The single largest relationship exposure approximated $151 million at December 31, 2025 and consists of multiple loans to a business relationship for multi-family apartment projects and land development in the real estate investment sector. The exposure is composed of a number of separate projects in various Ohio markets that are at differing stages of development.

Commercial loans, including renewals and extensions of maturity, are approved within a framework of individual lending authorities based on the total credit exposure of the borrower. Loans with credit exposure up to $300 thousand are based on scoring system. Loans with credit exposure greater than $300 thousand require the approval of a commercial banking executive or credit officer, and credit exposures greater than $5.0 million require approval of a credit officer that is not responsible for loan origination. Credit exposures greater than $40 million require approval of a centralized credit committee comprised of senior and executive management, credit officers and directors. Underwriters and credit officers do not receive incentive compensation based on loan origination volume. Commercial banking executives receive incentive compensation based on multiple factors that include loan origination, net growth in outstanding loan balances, fees, credit quality and portfolio administration requirements.

CRE – land and construction consists of loans to finance land for development, investment, use in a commercial business enterprise, agricultural or minerals extraction, construction of residential dwellings for resale, multi-family apartments and other commercial buildings that may be owner-occupied or income-generating investments for the owner. Construction loans generally are made only when Wesbanco also commits to the permanent financing of the project, has a takeout commitment from another lender for the permanent loan or the loan is expected to be repaid from the sale of subdivided property. However, even if Wesbanco has a takeout commitment, construction loans are underwritten as if Wesbanco will retain the loan upon completion of construction. In recent years, many construction loans that did or did not have a takeout commitment when the loan originated have been sold or refinanced in the secondary market immediately upon completion of construction, at times, resulting in significant unscheduled loan payoffs.

CRE – land and construction loans require payment of interest-only during the construction period, with initial terms ranging from six months up to three years for larger, multiple-phase projects, such as residential housing developments and large scale commercial projects. Interest rates are often fully-floating based on an appropriate index, but may be structured in the same manner as the interest rate that will apply to the permanent loan upon completion of construction. Interest during the construction period is typically included in the project costs and therefore is often funded by loan advances. Advances are monitored to ensure that the project is at the appropriate stage of completion with each advance and that interest reserves are not exhausted prior to completion of the project. In the event a project is not completed within the initial term, the loan is re -underwritten at maturity, but interest beyond the initial term must be paid by the borrower and in some instances an additional interest reserve is required as a condition of extending the maturity. Upon completion of construction, the loan is converted to permanent financing and reclassified to CRE—improved property.

CRE – improved property loans consist of loans to purchase or refinance owner-occupied and investment properties. Owner-occupied CRE consists of loans to borrowers in a diverse range of industries and property types. Investment properties include multi-family apartment buildings, 1-to-4 family rental units, lodging and various types of commercial buildings that are rented or leased to unrelated parties of the owner.

CRE – improved property loans generally require monthly principal and interest payments based on amortization periods ranging from ten to thirty years depending on the type, age and condition of the property. Loans with amortization periods exceeding twenty years typically also have a maturity date or call option of ten years or less. Interest rates are generally adjustable after a fixed period ranging from one to five years based on an appropriate index of comparable duration. Interest rates may also be fixed for longer than five years and certain loans from acquisitions may have longer initial fixed rate terms. For certain larger loans, the borrower may be required to enter into an interest rate derivative contract that converts Wesbanco’s rate to an adjustable rate.

C&I loans consist of revolving lines of credit to finance accounts receivable, inventory and other general business purposes; term loans to finance fixed assets other than real estate, and letters of credit to support trade, insurance or governmental requirements for a variety of businesses. Most C&I borrowers are privately-held companies with annual sales up to $100 million.

C&I term loans secured by equipment and other types of collateral generally require monthly principal and interest payments based on amortization periods up to ten years depending on the estimated useful life of the collateral, with interest rates that may be fixed for the term of the loan (potentially via an interest rate derivative contract) or adjustable after a fixed period ranging from one to seven years based on an appropriate index.

Commercial lines and letters of credit are generally categorized as C&I but may also be categorized as CRE—improved property loans or CRE—land and construction if they are secured primarily by real estate. Lines of credit typically require payment of interest-only with principal due on demand or at maturity. Interest rates on lines of credit are generally fully-adjustable based on an appropriate short-term index. Letters of credit typically require a periodic fee with principal and interest due on demand in the event the beneficiary of the letter requests an advance on the commitment. Lines of credit may also include a fee based on the amount of the line that is not advanced. Lines and letters of credit are generally renewable or may be cancelled annually by Wesbanco, but may also be committed for up to three years in some circumstances. Letters of credit may also require Wesbanco to notify the beneficiary within a specified time in the event Wesbanco does not intend to renew or extend the commitment.

Table 13 summarizes the distribution of maturities by rate type for all commercial loans.

TABLE 13. MATURITIES OF COMMERCIAL LOANS

	December 31, 2025									
	Fixed Rate Loans					Variable Rate Loans				
(in thousands)	In One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total	In One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
Commercial real estate:										
Land and construction	**$ 11,958**	**$ 49,365**	**$ 70,384**	**$ 5,665**	**$ 137,372**	**$ 464,429**	**$ 777,146**	**$ 374,560**	**$ 30,130**	**$ 1,646,265**
Improved property	**313,742**	**1,309,485**	**679,190**	**15,774**	**2,318,191**	**890,641**	**3,174,561**	**2,505,273**	**266,531**	**6,837,006**
Commercial and industrial	**81,654**	**491,591**	**248,489**	**56,103**	**877,837**	**838,821**	**598,283**	**500,078**	**48,874**	**1,986,056**
Total commercial loans	**$407,354**	**$ 1,850,441**	**$998,063**	**$77,542**	**$ 3,333,400**	**$ 2,193,891**	**$ 4,549,990**	**$ 3,379,911**	**$345,535**	**$ 10,469,327**

The primary factors considered in underwriting CRE—land and construction loans are the overall viability of each project, the experience and financial capacity of the developer or builder to successfully complete the project, market absorption rates and property values. These loans also have the unique risk that the developer or builder may not complete the project, or not complete it on time or within budget. Risk is generally mitigated by extending credit to developers and builders with established reputations who operate in Wesbanco's markets and have the liquidity or other resources to absorb unanticipated increases in the cost of a project or longer than anticipated absorption, periodically inspecting construction in progress, and disbursing the loan at specified stages of completion. Certification of completed construction by a licensed architect or engineer and performance and payment bonds may also be required for certain types of projects. Since speculative projects are inherently riskier, Wesbanco may require a specified percentage of pre-sales for land and residential development or pre-lease commitments for investment property before construction can begin.

The primary factors that are considered in underwriting investment real estate are the debt service coverage calculation, the net rental income generated by the property, the composition of the tenants occupying the property, and the terms of leases, all of which may vary depending on the specific type of property. Other factors that are considered include the overall financial capacity of the investors and their experience owning and managing investment property.

Repayment of owner-occupied loans must come from the cash flow generated by the occupant's commercial business. Therefore, the primary factors that are considered in underwriting owner-occupied CRE and C&I loans are the debt service coverage calculation, the historical and projected earnings, cash flow, capital resources, liquidity and leverage of the business. Other factors that are considered for their potential impact on repayment capacity include the borrower's industry, competitive advantages and disadvantages, demand for the business' products and services, business model viability, quality, experience and depth of management, and external influences that may impact the business such as general economic conditions and social or political changes.

The type, age, condition and location of real estate as well as any environmental risks associated with the property are considered for both owner-occupied and investment CRE. Overall risk is mitigated by requiring borrowers to have adequate down payments or cash equity, thereby limiting the loan amount in relation to the lower of the cost or the market value of the property, unless there are sufficient mitigating factors that would reduce the risk of a higher loan-to-value. Market values are determined by obtaining current appraisals or evaluations, whichever is appropriate or required by banking regulations based on the amount financed prior to the loan being made. New appraisals or evaluations may be obtained throughout the life of each loan to more accurately assess current market value when the initial term of a loan is being extended, market conditions indicate that the property value may have declined, and/or the primary source of repayment is no longer adequate to repay the loan under its original terms. Environmental risk is further mitigated by requiring assessments performed by qualified inspectors whenever the current or previous uses of the property or any adjacent properties are likely to have resulted in contamination of the property financed.

CRE loan-to-value ("LTV") ratios are generally limited to the maximum percentages prescribed by Wesbanco credit policy or banking regulations, which range from 65% for unimproved land to 85% for improved commercial property. Regulatory guidelines also limit the aggregate of CRE loans that exceed prescribed LTV ratios to 30% of the Bank's total risk-based capital. The aggregate of all CRE loans and loan commitments that exceeded the regulatory guidelines approximated $391 million or 14% of the Bank's total risk-based capital at December 31, 2025, compared to $237 million or 12% at December 31, 2024. Regardless of credit policy or regulatory guidelines, lower LTV ratios may be required for certain types of properties or when other factors exist that increase the risk of volatility in market values such as single or special-use properties that cannot be easily converted to other uses or may have limited marketability. Conversely, higher LTV ratios may be acceptable when there are other factors to adequately mitigate the risk.

The type and amount of collateral for C&I loans varies depending on the overall financial strength of the borrower, the amount and terms of the loan, and available collateral or guarantors. The level of pledged collateral can vary from unsecured to fully secured with various types of collateral. Unsecured credit is only extended to those borrowers and/or guarantors that exhibit consistently strong repayment capacity and the financial condition to withstand a temporary decline in their operating cash flows. Unsecured loans totaled $206 million and $195 million at December 31, 2025 and December 31, 2024, respectively. Loans can be secured by bank deposit accounts, marketable securities, working capital assets (accounts receivable and inventory), equipment or owner occupied real estate. Bank deposits and marketable securities represent the lowest risk. Marketable securities are subject to changes in market value and are monitored regularly by the bank to ensure they remain appropriately margined. Collateral other than equipment or real estate that fluctuates with business activity, such as accounts receivable and inventory, may also be subject to regular reporting and certification by the borrower and, in some instances, independent inspection and verification by Wesbanco. Loans secured by equipment or real estate may be subject to receipt of third party appraisals. Although loans can be collateral type-specific, they can also be secured by multiple property types and/or a blanket lien may be placed on all of a borrower's assets.

Most commercial loans are originated directly by Wesbanco. Participation in loans originated by other financial institutions represents $1.3 billion or 7.2% of total commercial loan exposure at December 31, 2025, compared to $860 million or 7.1% at December 31, 2024. Included in this total are Shared National Credits of approximately $248 million at December 31, 2025 and $116 million at December 31, 2024. Shared National Credits are defined as loans in excess of $100 million that are financed by three or more lending institutions. Wesbanco performs its own customary credit evaluation and underwriting before purchasing loan participations. The credit risk associated with these loans is similar to that of loans originated by Wesbanco, but additional risk may arise from the limited ability to control the actions of the lead, agent or servicing institution.

The commercial portfolio is monitored for potential concentrations of credit risk including by market, CRE – property type, C&I industry, loan type and loans affected by similar external factors. The breakdown of CRE – improved property includes 30% owner-occupied and 70% non-owner occupied.

Beginning in 2001 and revised in 2013, banks of a certain size are required to track C&I loan transactions designated as Highly Leveraged Transactions ("HLTs"). Loans that meet the criteria must be of a certain size, for the purpose of a buyout, acquisition or capital distributions and meet certain leverage ratios. As of December 31, 2025, Wesbanco had $135.3 million or 0.8% of total commercial loan exposure designated as HLTs, as compared to $123.5 million or 1.0% as of December 31, 2024.

The bank is monitoring the office building portfolio, as remote work has continued to result in diminished need for dedicated office space. As of December 31, 2025, total exposure specific to land development and new development related to office buildings, improvements and renovation of existing structures, purchase of existing buildings and other related activities approximated $507 million or 2.8% of the total commercial loan exposure, as compared to $414 million or 3.4% of the total commercial loan exposure at December 31, 2024. There is a potential risk for office loan losses to materialize as lease agreements begin to expire and companies reduce their footprint.

TABLE 14. COMMERCIAL EXPOSURE BY INDUSTRY

	December 31, 2025								
	Land and Construction		Improved Property		Commercial and Industrial				
(in thousands)	Balance	Commitment	Balance	Commitment	Balance	Commitment	Total Loan Balance	Total Exposure	% of Capital (1)
Agriculture and farming	$ 70,044	$ 4,006	$ 8,766	$ 619	$ 53,272	$ 34,262	$ 132,082	$ 170,969	6.1
Energy	3,417	2,000	25,178	998	92,616	88,322	121,211	212,531	7.6
Construction	312,918	190,745	209,839	33,541	304,736	504,945	827,493	1,556,724	55.6
Manufacturing	35,302	14,011	424,575	31,873	368,570	305,086	828,447	1,179,417	42.1
Wholesale and distribution	4,835	282	138,969	18,295	209,310	191,407	353,114	563,098	20.1
Retail	44,268	54,471	524,489	43,706	206,244	132,994	775,001	1,006,172	36.0
Transportation and warehousing	16,448	514	171,048	3,499	128,169	65,672	315,665	385,350	13.8
Information and communications	24,030	1,720	45,585	369	24,721	7,550	94,336	103,975	3.7
Finance and insurance	2,492	77	47,292	5,243	76,317	118,459	126,101	249,880	8.9
Equipment leasing	76	—	24,181	441	175,647	64,227	199,904	264,572	9.5
Real estate - 1-4 family	2,756	1,944	206,102	8,453	106,094	5,708	314,952	331,057	11.8
Real estate - multi-family	483,777	283,842	1,446,816	22,194	1,771	3,369	1,932,364	2,241,769	80.1
Real estate - other retail	7,430	6,843	176,069	158	3,882	—	187,381	194,382	6.9
Real estate - shopping center	68,724	30,328	1,015,603	3,505	—	—	1,084,327	1,118,160	40.0
Real estate - office building	1,525	2,055	495,851	6,140	890	260	498,266	506,721	18.1
Real estate - commercial/manufacturing	82,302	14,815	512,501	12,926	1,378	1,100	596,181	625,022	22.3
Real estate - residential buildings	105,281	87,011	204,098	27,929	33,900	23,163	343,279	481,382	17.2
Real estate - other	207,754	92,500	777,514	39,378	52,572	34,398	1,037,840	1,204,116	43.0
Services	19,356	13,616	473,006	26,942	275,721	259,264	768,083	1,067,905	38.2
Schools and education services	9,467	21,133	77,648	17,712	99,693	28,373	186,808	254,026	9.1
Healthcare	183,350	98,570	913,046	34,288	208,847	128,313	1,305,243	1,566,414	56.0
Entertainment and recreation	9,107	12,365	75,292	400	14,351	8,991	98,750	120,506	4.3
Hotels	37,078	113,779	794,840	3,739	5,443	3,829	837,361	958,708	34.3
Other accommodations	26,767	171	80,961	217	199	381	107,927	108,696	3.9
Restaurants	21,535	1,603	161,607	3,586	128,027	36,694	311,169	353,052	12.6
Religious organizations	3,338	9,246	85,414	4,119	44,661	31,282	133,413	178,060	6.4
Government	260	711	38,907	890	175,456	9,328	214,623	225,552	8.1
Unclassified	—	36,169	-	9,709	71,406	486,955	71,406	604,239	21.6
Total commercial loans	$ 1,783,637	$ 1,094,527	$ 9,155,197	$ 360,869	$ 2,863,893	$ 2,574,332	$ 13,802,727	$ 17,832,455	637.3

(1) Represents Bank's total risk-based capital.

Multi-family apartments represent the single largest category of commercial loans. Multi-family apartment exposure increased 35.9% from $1.7 billion at December 31, 2024 to $2.2 billion at December 31, 2025. This exposure represents 80.1% of total risk-based capital at December 31, 2025, down from 83.9% at December 31, 2024.

Healthcare represents the second largest category of commercial exposure with total exposure of $1.6 billion. Healthcare exposure increased 57.0% from December 31, 2024 to December 31, 2025. This category represents 56.0% of risk-based capital, compared to 50.7% at December 31, 2024.

Construction represents the third largest category of commercial exposure with total exposure of $1.6 billion. Construction exposure increased 50.5% from December 31, 2024 to December 31, 2025. This category represents 55.6% of risk-based capital, compared to 52.6% at December 31, 2024. Construction-coded loans are broken down between 1-4 family homes built for sale, lot development and general trade.

Real estate—other represents the fourth largest category of commercial exposure with total exposure of $1.2 billion. Real estate—other exposure increased 61.3% from December 31, 2024 to December 31, 2025. This category represents 43.0% of risk-based capital, compared to 38.0% at December 31, 2024.

Manufacturing represents the fifth largest category of commercial loan exposure with total exposure of $1.2 billion. Manufacturing exposure increased 70.5% from December 31, 2024 to December 31, 2025. This represents 42.1% of total risk-based capital, compared to 35.2% at December 31, 2024.

Real estate—shopping center represents the sixth largest category of commercial exposure with total exposure of $1.1 billion. Real estate—shopping center increased 45.3% from December 31, 2024 to December 31, 2025. This category represents 40.0% of risk-based capital, compared to 39.1% at December 31, 2024.

In addition to the methods in which Wesbanco monitors the CRE portfolio for possible concentrations of risk, the regulatory agencies use a two-tiered assessment to determine whether a bank has an overall concentration of CRE lending as a percentage of bank tier 1 risk-based capital plus the allowance for credit losses on loans. Loan balances used to determine compliance are based upon Call Report instructions and therefore do not necessarily match the balances displayed in Table 14. The first tier measures loans for land, land development, residential and commercial construction. This tier totals $1.9 billion or 73.3% of total risk-based capital at December 31, 2025, compared to $1.4 billion or 72.2% at December 31, 2024. The regulatory guidance for the first tier is 100% of tier 1 risk-based capital plus the allowance for credit losses on loans. The second tier measures loans included in the first tier plus multi-family apartments and other commercial investment property. This tier totals $7.9 billion or 300.3% of tier 1 risk-based capital plus the allowance for credit losses on loans at December 31, 2025, compared to $5.6 billion or 283.8% at December 31, 2024. The regulatory guidance for the second tier is 300% of tier 1 risk-based capital plus the allowance for credit losses on loans. The regulatory agencies also consider whether a bank’s CRE portfolio has increased by 50% or more within the prior thirty-six months of the assessment date. Total CRE exposure increased $3.2 billion or 66.9% for the thirty-six month period ended December 31, 2025.

Basel III requires banks to identify High Volatility Commercial Real Estate (“HVCRE”) loans in their portfolios. These loans are subject to 150% weighting in the risk-based capital calculation, effective January 1, 2015. These regulations require, among other things, that investment CRE loans for acquisition, development or construction that are not in permanent amortizing loan status, meet the statutory LTV guidelines, have a minimum contributed equity of 15% in cash, marketable securities or contributed land at appraised value, and the loan documentation must contain a requirement that the initial capital injection remain in the project until the loan has converted to permanent financing or is paid in full. Changes to the law in May 2018 eliminated certain CRE loan categories from being subject to the regulation, such as owner-occupied, changed contributed land value from cost to appraised value for the equity component and required only the initial capital to meet the 15% threshold remain in the project. The bank has approximately $181 million in HVCRE exposure representing 1.5% of total CRE exposure and 6.5% of total risk-based capital at December 31, 2025. This compares to $160 million in HVCRE exposure representing 1.8% of total CRE exposure and 8.1% of total risk-based capital at December 31, 2024.

Retail Loans —Retail loans are a homogenous group, generally consisting of standardized products that are smaller in amount and distributed over a larger number of individual borrowers. This group is comprised of residential real estate loans, home equity lines of credit and consumer loans.

Residential real estate consists of loans to purchase, construct or refinance the borrower’s primary dwelling, second residence or vacation home. Residential real estate also includes approximately $15 million of 1-to-4 family rental properties at December 31, 2025, a slight decrease from approximately $16 million at December 31, 2024. Wesbanco originates residential real estate loans for its portfolio as well as for sale in the secondary market. Portfolio loans also include loans to finance vacant land upon which the owner intends to construct a dwelling at a future date. The majority of portfolio loans require monthly principal and interest payments to amortize the loan with terms up to thirty years. Construction loans may only require interest payments during the construction period, which typically range from six to twelve months (but may be longer for larger residences) and will convert to principal and interest upon completion of construction. Loans for vacant land are generally five-year balloons based on a 20-year amortization and are refinanced when the owner begins construction of a dwelling. Interest rates on portfolio loans may be fixed for up to 30 years. Adjustable rate loans are based primarily on the Treasury Constant Maturity index and can adjust annually or in increments up to 15 years. Currently most 30-year and a portion of 15-year fixed-rate originations are sold into the secondary market.

HELOC loans are secured by first or second liens on a borrower’s primary residence or second home. HELOCs are generally limited to an amount which when combined with the first mortgage on the property, if any, does not exceed 90% of the market value. Maximum LTV ratios are also tiered based on the amount of the line and the borrower’s credit history. Most HELOCs originated prior to 2005 are available for draws by the borrower for up to fifteen years, at which time the outstanding balance is converted to a term loan requiring monthly principal and interest payments sufficient to repay the loan in not more than seven years. Most HELOCs originated from 2005 through 2013 are available to the borrower for an indefinite period as long as the borrower’s credit characteristics do not materially change, but may be cancelled by Wesbanco under certain circumstances. Generally, lines originated since 2013 have a 15 year draw period, a ten-year repayment period and also give borrowers the option to convert portions of the balance of their line into an installment loan requiring monthly principal and interest payments, with availability to draw on the line restored as the installment portions are repaid.

Consumer loans consist of installment loans originated directly by Wesbanco and indirectly through dealers to finance purchases of automobiles, trucks, motorcycles, boats, and other recreational vehicles; home equity installment loans, unsecured home improvement loans, and revolving lines of credit that can be secured or unsecured. The maximum term for installment loans is generally eighty-four months for automobiles, trucks, motorcycles and boats; one hundred eighty months for travel trailers; one hundred twenty months for home equity/improvement loans; and sixty months if the loan is unsecured. Maximum terms may be less depending on age of collateral. In January 2018, the bank decided to no longer underwrite indirect loans for motorcycles, recreational vehicles, trailers, boats or off-road vehicles to reduce the overall risk profile of the portfolio. Revolving lines of credit are generally available for an indefinite period of time as long as the borrower’s credit characteristics do not materially change, but may be cancelled by Wesbanco under certain circumstances. Interest rates on installment obligations are generally fixed for the term of the loan, while lines of credit are adjustable daily based on the Prime Rate.

TABLE 15. MATURITIES OF RETAIL LOANS

	December 31, 2025									
	Fixed Rate Loans					Variable Rate Loans				
(in thousands)	In One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total	In One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
Residential real estate	$ 5,993	$ 53,697	$ 169,405	$ 1,382,436	$ 1,611,531	$ 277	$ 4,464	$ 44,109	$ 2,278,204	$ 2,327,054
Home equity lines of credit	221	9,889	49,625	701	60,436	25,776	19,062	126,094	898,026	1,068,958
Consumer	5,277	170,350	137,026	2,974	315,627	3,031	14,447	14,875	7,746	40,099
Total retail loans	$ 11,491	$ 233,936	$ 356,056	$ 1,386,111	$ 1,987,594	$ 29,084	$ 37,973	$ 185,078	$ 3,183,976	$ 3,436,111

The primary factors that are considered in underwriting retail loans are the borrower's credit history and their current and reasonably anticipated ability to repay their obligations as measured by their total debt-to-income ratio. Portfolio residential real estate loans are generally underwritten to secondary market lending standards using automated underwriting systems developed for the secondary market that rely on empirical data to evaluate each loan application and assess credit risk. The amount of the borrower's down payment is an important consideration for residential real estate, as is the borrower's equity in the property for HELOCs. It is common practice to finance the total amount of the purchase price of motor vehicles and other consumer products plus certain allowable additions for tax, title, service contracts and credit insurance.

Risk is further mitigated by requiring residential real estate borrowers to have adequate down payments or cash equity, thereby limiting the loan amount in relation to the lower of the cost or the market value of the property, unless there are sufficient mitigating factors that would reduce the risk of a higher loan-to-value. Market values are determined by obtaining current appraisals or evaluations, whichever is appropriate or required by banking regulations, based on the amount financed prior to the loan being made. New appraisals or evaluations are not obtained unless the borrower requests a modification or refinance of the loan, or there is increased dependence on the value of the collateral because the borrower is in default.

Wesbanco does not maintain current information about the industry in which retail borrowers are employed. While such information is obtained when each loan is underwritten, it often becomes inaccurate with the passage of time as borrowers change employment. Instead, Wesbanco estimates potential exposure based on consumer demographics, market share, and other available information when there is a significant risk of loss of employment within an industry or a significant employer in Wesbanco's markets. To management's knowledge, there are no concentrations of employment that would have a material adverse impact on the retail portfolio.

Most retail loans are originated directly by Wesbanco except for indirect consumer loans originated by automobile dealers and other sellers of consumer goods. Wesbanco performs its own customary credit evaluation and underwriting before purchasing indirect loans. The credit risk associated with these loans is similar to that of loans originated by Wesbanco, but additional risk may arise from Wesbanco's limited ability to control a dealer's compliance with applicable consumer lending laws. Indirect consumer loans represented $179 million or 50% of consumer loans at December 31, 2025 compared to $102 million or 52% at December 31, 2024.

Loans Held For Sale —Loans held for sale consist of residential real estate loans originated for sale in the secondary market. Credit risk associated with such loans is mitigated by entering into sales commitments with third party investors to purchase the loans when they are originated. This practice has the effect of minimizing the amount of such loans that are unsold and the interest rate risk at any point in time. Wesbanco generally does not service these loans after they are sold. While most loans are sold without recourse, Wesbanco may be required to repurchase loans under certain circumstances for contractual periods of generally up to one year or less. The number and principal balance of loans that Wesbanco has been required to repurchase has not been material and therefore reserves established for this exposure are not material.

Banks that have been acquired by Wesbanco serviced some of the residential real estate loans that were sold to the secondary market prior to being acquired. Although these loans are not carried as an asset on the balance sheet, Wesbanco continues to service these loans. As of December 31, 2025 and 2024, Wesbanco serviced loans for others aggregating approximately $23 million and $26 million, respectively. There was no remaining unamortized balance of mortgage servicing rights related to these loans at either December 31, 2025 or 2024.

CREDIT QUALITY

The quality of the loan portfolio is measured by various factors, including the amount of loans that are past due, required to be reported as non-performing, or are adversely graded in accordance with internal risk classifications that are consistent with regulatory adverse risk classifications. Non-performing loans consist of non-accrual loans. Non-performing assets also include other real estate owned ("OREO") and repossessed assets. Net charge-offs are also an important measure of credit quality. Wesbanco seeks to develop individual strategies for all assets that have adverse risk characteristics in order to minimize potential loss. However, there is no assurance such strategies will be successful and loans may ultimately proceed to foreclosure or other course of liquidation that does not fully repay the amount of the loan.

Past Due Loans —Loans that are past due but not reported as non-performing generally consist of loans that are between 30 and 89 days contractually past due. Certain loans that are 90 days or more past due also continue to accrue interest because they are deemed to be well-secured and in the process of collection. Earlier stage delinquency requires routine collection efforts to prevent them from becoming more seriously delinquent. Early stage delinquency represents potential future non-performing loans if routine collection efforts are unsuccessful. Table 16 summarizes loans that are contractually past due 30 days or more, excluding non-accrual loans.

TABLE 16. PAST DUE AND ACCRUING LOANS EXCLUDING NON-ACCRUAL AND TDR LOANS

	December 31,			
	2025		2024	
(dollars in thousands)	Amount	% of Loan Balance	Amount	% of Loan Balance
90 days or more:				
Commercial real estate - land and construction	**$ —**	**—**	$ —	—
Commercial real estate - improved property	**20,507**	**0.22**	5,561	0.09
Commercial and industrial	**777**	**0.03**	3,498	0.20
Residential real estate	**12,479**	**0.32**	2,489	0.10
Home equity lines of credit	**2,882**	**0.26**	1,150	0.14
Consumer	**1,138**	**0.32**	857	0.43
Total 90 days or more	**37,783**	**0.20**	13,555	0.11
30 to 89 days:				
Commercial real estate - land and construction	**27,492**	**1.54**	832	0.06
Commercial real estate - improved property	**20,698**	**0.23**	15,648	0.26
Commercial and industrial	**9,385**	**0.33**	9,695	0.54
Residential real estate	**12,674**	**0.32**	4,394	0.17
Home equity lines of credit	**13,035**	**1.15**	10,062	1.23
Consumer	**7,915**	**2.23**	5,296	2.63
Total 30 to 89 days	**91,199**	**0.47**	45,927	0.36
Total 30 days or more	**$ 128,982**	**0.67**	$ 59,482	0.47

Loans past due 30 days or more and accruing interest increased $129.0 million, representing 0.67% of total loans at December 31, 2025, as compared to 0.47% at December 31, 2024. While delinquent loans have increased somewhat following the PFC acquisition, management has continued to focus on sound initial underwriting and timely collection of loans at their earliest stage of delinquency.

Non-Performing Assets —Non-performing assets consist of non-accrual loans, OREO and repossessed assets.

Loans are generally placed on non-accrual when they become past due 90 days or more unless they are both well-secured and in the process of collection. Non-accrual loans also include consumer loans that were recently discharged in Chapter 7 bankruptcy but for which the borrower has continued to make payments for less than six consecutive months after the discharge.

OREO consists primarily of property acquired through or in lieu of foreclosure but may also include bank premises held for sale. Repossessed assets primarily consist of automobiles and other types of collateral acquired to satisfy defaulted consumer loans.

Table 17 summarizes non-performing assets.

TABLE 17. NON-PERFORMING ASSETS

(dollars in thousands)	December 31, 2025	December 31, 2024
Non-accrual loans:		
Commercial real estate—land and construction	**$ 832**	$ —
Commercial real estate—improved property	**29,754**	19,036
Commercial and industrial	**16,092**	1,897
Residential real estate	**34,332**	12,524
Home equity lines of credit	**9,248**	6,208
Consumer	**1,326**	87
Total non-accrual loans	**91,584**	39,752
Total non-performing loans	**91,584**	39,752
Real estate owned and repossessed assets	**907**	852
Total non-performing assets	**$ 92,491**	$ 40,604
Total portfolio loans	**$ 19,226,432**	$ 12,656,429
Non-performing loans as a percentage of total portfolio loans	**0.48 %**	0.31 %
Non-accrual loans as a percentage of total portfolio loans	**0.48**	0.31
Non-performing assets as a percentage of total assets	**0.33**	0.22
Non-performing assets as a percentage of total portfolio loans, real estate owned and repossessed assets	**0.48**	0.32

Non-accrual loans increased $51.8 million or 130.4% from December 31, 2024 to December 31, 2025.

OREO and repossessed assets totaled $0.9 million at December 31, 2025, unchanged from $0.9 million at December 31, 2024. Wesbanco seeks to minimize the period for which it holds OREO and repossessed assets while also attempting to obtain a fair value from their disposition. Therefore, the sales price of these assets is dependent on current market conditions that affect the value of real estate, used automobiles, and other collateral. Repossessed assets are generally sold at auction within 60 days after repossession. Expenses associated with owning OREO and repossessed assets charged to other expenses were $0.4 million in 2025 and $0.3 million in 2024. Net gains on the disposition of OREO and repossessed assets are credited or charged to non-interest income and were $0.6 million in 2025 and $0.1 million in 2024.

Criticized and Classified Loans —Please refer to Note 5, “Loans and the Allowance for Credit Losses,” of the Consolidated Financial Statements for a description of internally-assigned risk grades for commercial loans and a summary of loans by grade. Wesbanco’s criticized loans are currently protected, but have weaknesses, which if not corrected, may be inadequately protected at some future date. Classified loan grades are equivalent to the classifications used by banking regulators to identify those loans that have significant adverse characteristics. A classified loan grade is assigned to all non-accrual commercial loans. Criticized and classified loans totaled $604.9 million or 4.4% of total commercial loans at December 31, 2025, compared to $354.7 million or 3.9% at December 31, 2024.

Charge-offs and Recoveries — Gross charge-offs increased $6.0 million or 30.0% to $25.8 million, while gross recoveries increased $1.0 million to $7.2 million, resulting in an increase of $5.0 million in net charge-offs for 2025 compared to 2024. The year-over-year increase is primarily due to the larger portfolio from the PFC acquisition. Despite this increase, the net loan charge-off rates actually decreased slightly to 0.10% of total average loans at December 31, 2025 as compared to 0.11% at December 31, 2024, and are consistent with continued overall low levels of non-performing loans. Table 18 summarizes charge-offs and recoveries as well as net charge-offs as a percentage of average loans for each category of the loan portfolio.

TABLE 18. CHARGE-OFFS AND RECOVERIES

(dollars in thousands)	December 31, 2025	2024	2023
Commercial real estate - land and construction			
Net charge-offs / (recoveries)	**$ (21)**	$ 527	$ (65)
Average balance outstanding	**1,675,230**	1,152,128	887,977
Net charge-offs (recoveries) as a percentage of average loans	**(0.00) %**	0.05 %	(0.01) %
Commercial real estate - improved property			
Net charge-offs / (recoveries)	**$ 4,012**	$ 39	$ 1,030
Average balance outstanding	**8,680,210**	5,834,795	5,403,653
Net charge-offs (recoveries) as a percentage of average loans	**0.05** %	0.00 %	0.02 %
Commercial and industrial			
Net charge-offs / (recoveries)	**$ 4,896**	$ 8,533	$ 1,064
Average balance outstanding	**2,398,565**	1,701,479	1,569,476
Net charge-offs (recoveries) as a percentage of average loans	**0.20** %	0.50 %	0.07 %
Residential real estate			
Net charge-offs / (recoveries)	**$ 1,047**	$ 59	$ (720)
Average balance outstanding	**3,692,887**	2,492,062	2,317,910
Net charge-offs (recoveries) as a percentage of average loans	**0.03** %	0.00 %	(0.03) %
Home equity			
Net charge-offs / (recoveries)	**$ 1,020**	$ 312	$ 316
Average balance outstanding	**1,048,340**	771,005	706,365
Net charge-offs (recoveries) as a percentage of average loans	**0.10** %	0.04 %	0.04 %
Consumer			
Net charge-offs / (recoveries)	**$ 5,804**	$ 2,706	$ 1,678
Average balance outstanding	**348,862**	217,196	230,069
Net charge-offs (recoveries) as a percentage of average loans	**1.66** %	1.25 %	0.73 %
Loans held for sale			
Net charge-offs / (recoveries)	**$ —**	$ —	$ —
Average balance outstanding	**99,604**	16,721	17,168
Net charge-offs (recoveries) as a percentage of average loans	**—** %	— %	— %
Deposit Account Overdrafts			
Net charge-offs / (recoveries)	**$ 1,875**	$ 1,467	$ 1,339
Total loans			
Net charge-offs / (recoveries)	**$ 18,633**	$ 13,643	$ 4,642
Average balance outstanding	**17,943,698**	12,185,386	11,132,618
Net charge-offs (recoveries) as a percentage of average loans	**0.10** %	0.11 %	0.04 %

ALLOWANCE FOR CREDIT LOSSES

As of December 31, 2025, the total allowance for credit losses – loans and commitments was $225.7 million, of which $218.7 million relates to loans and $7.0 million relates to loan commitments. The allowance for credit losses – loans was 1.14% of total portfolio loans as of December 31, 2025, compared to 1.10% as of December 31, 2024.

The allowance for credit losses - loans individually-evaluated increased $10.1 million from December 31, 2024 to December 31, 2025 due to an individually-evaluated loan analysis completed on certain classified commercial real estate loans. The allowance for credit losses-loans collectively-evaluated increased from December 31, 2024 to December 31, 2025 by $70.0 million, primarily due to the total allowance for credit losses related to the PFC acquisition.

The allowance for credit losses - loan commitments was $7.0 million at December 31, 2025 as compared to $6.1 million as of December 31, 2024, and is included in other liabilities on the Consolidated Balance Sheets.

The allowance for credit losses by loan category, presented in Note 5, “Loans and the Allowance for Credit Losses” of the Consolidated Financial Statements, summarizes the impact of changes in various factors that affect the allowance for credit losses in each segment of the portfolio. The allowance for credit losses under CECL is calculated utilizing a PD and LGD approach, which is then discounted to net present value. PD is the probability the asset will default within a given time frame and LGD is the percentage of the asset not expected to be collected due to default. At December 31, 2025, the primary driver of the change in the allowance model calculation from December 31, 2024 was the initial allowance on the loans acquired in the PFC acquisition. In addition to the

PFC acquisition, loan growth, fluctuations in the macroeconomic factors, increases to specific reserves for individually-evaluated loans, and changes in the level of criticized and classified loans were other drivers of the allowance at December 31, 2025. The forecast was based upon a probability weighted approach which is designed to incorporate economic forecasts from a baseline, upside and downside economy in the loss projection. At year-end, Wesbanco applied a one-year forecast and immediately reverted to historical losses. The national unemployment rate was projected to be 4.8% as of December 31, 2025 and subsequently increase to an average of 5.4% over the remainder of the one-year forecast period.

Table 19 summarizes the allowance together with selected relationships of the allowance and provision for credit losses to total loans and certain categories of loans.

TABLE 19. ALLOWANCE FOR CREDIT LOSSES

(dollars in thousands)	December 31, 2025	2024	2023
Balance at beginning of year:			
Allowance for credit losses - loans	**$ 138,766**	**$ 130,675**	$ 117,790
Allowance for credit losses - loan commitments	**6,120**	**8,604**	8,368
Total beginning allowance for credit losses - loans and loan commitments	**144,886**	**139,279**	126,158
Provision for credit losses:			
Provision for loan losses	**76,390**	**21,734**	17,527
Provision for loan commitments	**830**	**(2,484)**	236
Total provision for credit losses - loans and loan commitments	**77,220**	**19,250**	17,763
Net charge-offs:			
Total charge-offs	**(25,847)**	**(19,875)**	(11,177)
Total recoveries	**7,214**	**6,232**	6,535
Net charge-offs	**(18,633)**	**(13,643)**	(4,642)
Balance at end of year:			
Allowance for credit losses - loans	**218,749**	**138,766**	130,675
Allowance for credit losses - loan commitments	**6,950**	**6,120**	8,604
Total ending allowance for credit losses - loans and loan commitments	**$ 225,699**	**$ 144,886**	$ 139,279
Allowance for credit losses - loans as a percentage of total portfolio loans	**1.14%**	**1.10%**	1.12%
Allowance for credit losses - loans to non-accrual loans	**2.39x**	**3.49x**	4.87x
Allowance for credit losses - loans to total non-performing loans	**2.39x**	**3.49x**	4.87x
Allowance for credit losses - loans to total non-performing loans and loans past due 90 days or more	**1.69x**	**2.60x**	3.59x

The allowance consists of specific reserves for certain individually-evaluated loans, if any, and a general reserve for all other loans. Commercial loans, including CRE and C&I, that have other unique characteristics are tested individually for potential credit losses. Specific reserves are established when appropriate for such loans based on the net present value of expected future cash flows of the loan or the estimated realizable value of the collateral, if any. The evaluation also considers qualitative factors such as economic trends and conditions, which includes levels of regional unemployment, real estate values and the impact on specific industries and geographical markets, changes in lending policies and underwriting standards, delinquency and other credit quality trends, concentrations of credit risk, if any, the results of internal loan reviews and examinations by bank regulatory agencies pertaining to the allowance for credit losses. The allowance for collectively-evaluated loans is comprised of factors based on both historical loss experience and other qualitative factors. The allowance for collectively-evaluated loans increased $70.0 million from December 31, 2024 to December 31, 2025, primarily due to the total allowance for credit losses related to the PFC acquisition. Additionally, the allowance for collectively-evaluated loans increased due to changes in macroeconomic factors, changes in portfolio mix, and changes in qualitative adjustments. The allowance for individually-evaluated loans was $27.9 million at December 31, 2025, an increase of $10.1 million from December 31, 2024. The allowance for loan commitments increased $0.8 million from December 31, 2024 to December 31, 2025.

Table 20 summarizes the allocation of the allowance for credit losses to each category of loans.

TABLE 20. ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	December 31,			
	2025		2024	
(dollars in thousands)	Allowance Amount	% of Loans or Commitments to Total Portfolio Loans or Commitments	Allowance Amount	% of Loans or Commitments to Total Portfolio Loans or Commitments
Allowance for credit losses - loans:				
Commercial real estate—land and construction	**$ 10,707**	**9.3**	$ 8,411	10.7
Commercial real estate—improved property	**96,714**	**47.5**	59,828	47.2
Commercial and industrial	**64,932**	**14.9**	42,398	14.1
Residential real estate	**33,416**	**20.5**	21,790	19.9
Home equity lines of credit	**2,383**	**5.9**	1,235	6.5
Consumer	**8,742**	**1.9**	3,391	1.6
Deposit account overdrafts	**1,855**	**—**	1,713	—
Total allowance for credit losses - loans	**218,749**	**100.0**	138,766	100.0
Allowance for credit losses - loan commitments:				
Commercial real estate—land and construction	**5,499**	**19.1**	5,105	25.4
Commercial real estate—improved property	**—**	**6.3**	—	5.2
Commercial and industrial	**552**	**44.9**	—	38.7
Residential real estate	**890**	**3.3**	1,015	3.8
Home equity lines of credit	**—**	**25.2**	—	26.0
Consumer	**9**	**1.2**	—	0.9
Total allowance for credit losses - loan commitments	**6,950**	**100.0**	6,120	100.0
Total allowance for credit losses	**$ 225,699**		$ 144,886	

Please refer to Note 5, “Loans and the Allowance for Credit Losses,” of the Consolidated Financial Statements for a summary of changes in the allowance for credit losses applicable to each category of loans. Changes in the allowance for all categories of loans also reflect the net effect of changes in historical loss rates, loan balances, specific reserves and management’s judgment with respect to the impact of qualitative factors on each category of loans. A decrease in the allowance for a particular loan category generally reflects either lower loan balances, historical loss rate changes or reductions in non-performing and/or classified commercial loans. Although the allowance for credit losses is allocated as described in Table 20, the total allowance is available to absorb losses in any category of loans. However, differences between management’s estimation of expected future losses and actual incurred losses in subsequent periods may necessitate future adjustments to the provision for credit losses. Management believes the allowance for credit losses is appropriate to absorb expected future losses at December 31, 2025.

DEPOSITS

TABLE 21. DEPOSITS

(dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Deposits				
Non-interest bearing demand	**$ 5,376,767**	$ 3,842,758	$ 1,534,009	39.9
Interest bearing demand	**5,186,880**	3,771,314	1,415,566	37.5
Money market	**5,072,039**	2,429,977	2,642,062	108.7
Savings deposits	**3,157,782**	2,362,736	795,046	33.6
Certificates of deposit	**2,875,372**	1,726,932	1,148,440	66.5
Total deposits	**$ 21,668,840**	$ 14,133,717	$ 7,535,123	53.3

Deposits, which represent Wesbanco's primary source of funds, are offered in various account forms at various rates through Wesbanco's 251 financial centers, as of December 31, 2025, in West Virginia, Ohio, western Pennsylvania, Maryland, Kentucky, Michigan and Indiana. The FDIC insures all deposits up to $250,000 per account.

Total deposits increased $7.5 billion or 53.3% in 2025 attributable to the acquired PFC deposits totaling $6.9 billion and reflects the benefit of deposit gathering and retention efforts by the retail and commercial teams. Money market, demand deposits, and savings deposits increased 108.7%, 38.7%, and 33.6%, respectively. Money market deposits were influenced through Wesbanco's increased participation in the Insured Cash Sweep (ICS®) money market deposits program. ICS®reciprocal balances totaled $2.2 billion at December 31, 2025 as compared to $1.3 billion at December 31, 2024. ICS®one-way buys totaled $100.2 million and $200.6 million at December 31, 2025 and December 31, 2024, respectively.

Certificates of deposit increased $1.1 billion due primarily to the PFC acquisition. Wesbanco does not generally solicit brokered or other deposits out-of-market or over the internet but does participate in the Certificate of Deposit Account Registry Services ("CDARS®") program. CDARS® balances totaled $73.1 million in outstanding balances at December 31, 2025, of which $0.9 million represented one-way buys, compared to $49.8 million in total outstanding balances at December 31, 2024, none of which represented one-way buys. Certificates of deposit greater than $250,000 were approximately $842.3 million at December 31, 2025 compared to $442.8 million at December 31, 2024. Certificates of deposit of $100,000 or more were approximately $1.7 billion at December 31, 2025 compared to $1.0 billion at December 31, 2024. Certificates of deposit totaling approximately $2.7 billion at December 31, 2025 with a cost of 3.53% are scheduled to mature within the next year. The average rate on certificates of deposit decreased 44 basis points to 3.19% for the year ended December 31, 2025 from 3.63% in 2024, with a similar increase experienced for jumbo certificates of deposit. Wesbanco will continue to focus on its core deposit strategies and improving its overall mix of transaction accounts to total deposits, which includes offering special promotions on certain certificates of deposit maturities and savings products based on competition, sales strategies, liquidity needs and wholesale borrowing costs.

TABLE 22. UNINSURED DEPOSITS

(dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Portion of certificates of deposit in excess of FDIC insurance limits	**$ 394,415**	$ 245,057	$ 149,358	60.9
Certificates of deposit otherwise uninsured with a maturity of:				
Three months or less	**$ 172,632**	$ 96,268	$ 76,364	79.3
Over three through six months	**148,859**	86,192	62,667	72.7
Over six through twelve months	**48,012**	59,930	(11,918)	(19.9)
Over twelve months	**24,912**	2,667	22,245	834.1
Total uninsured certificates of deposit	**$ 394,415**	$ 245,057	$ 149,358	60.9
Total uninsured deposits (1)	**$ 7,043,654**	$ 4,619,799	$ 2,423,855	52.5

(1) Uninsured deposits include public funds deposits that are collateralized by investment securities totaling $2.4 billion and $1.5 billion at December 31, 2025 and 2024, respectively.

BORROWINGS

TABLE 23. BORROWINGS

(dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Federal Home Loan Bank Borrowings	**$ 1,200,000**	$ 1,000,000	$ 200,000	20.0
Other short-term borrowings	**110,679**	192,073	(81,394)	(42.4)
Subordinated debt and junior subordinated debt	**308,529**	279,308	29,221	10.5
Total	**$ 1,619,208**	$ 1,471,381	$ 147,827	10.0

Borrowings are a significant source of funding for Wesbanco in addition to deposits. During 2025, FHLB borrowings increased $200.0 million from December 31, 2024, as $1.2 billion in new advances and $500.0 million in advances from the PFC acquisition were partially offset by $1.5 billion in maturities. The average cost in 2025 of maturing and paid-off FHLB borrowings was 4.62%, compared to the average cost of 4.59% for new borrowings in 2025.

Wesbanco is a member of the FHLB system. The FHLB system functions as a borrowing source for regulated financial institutions that are engaged in residential and commercial real estate lending along with securities investing. Wesbanco uses term FHLB borrowings as a general funding source and to more appropriately match interest maturities for certain assets. FHLB borrowings are secured by blanket liens on certain residential and other mortgage loans with a market value in excess of the outstanding borrowing balances. The terms of the security agreement with the FHLB include a specific assignment of collateral that requires the maintenance of qualifying mortgage and other types of loans as pledged collateral with unpaid principal amounts in excess of the FHLB advances, when discounted at certain pre-established percentages of the loans' unpaid balances. FHLB stock, which is recorded at cost of $58.5 million at December 31, 2025, is also pledged as collateral for these advances. Wesbanco's remaining maximum borrowing capacity, subject to the collateral requirements noted, with the FHLB at December 31, 2025 and 2024 was estimated to be approximately $6.8 billion and $3.7 billion, respectively. Wesbanco can also use a portion of its maximum borrowing capacity to acquire FHLB letters of credit, which in some jurisdictions can be used to collateralize Wesbanco's public fund deposits.

Other short-term borrowings, which may consist of federal funds purchased, callable repurchase agreements or overnight sweep checking accounts decreased $81.4 million to $110.7 million at December 31, 2025, compared to $192.1 million at December 31, 2024 due to moving certain customer relationships to interest-bearing demand deposits. At December 31, 2025 and 2024, there were no outstanding federal funds purchased.

Subordinated debt and junior subordinated debt increased $29.2 million to $308.5 million at December 31, 2025, primarily as a result of subordinated debentures totaling $49.1 million and junior subordinated debt totaling $31.7 million from the PFC acquisition. Subordinated debentures and junior subordinated debt consist of $162.9 million of junior subordinated debt issued through thirteen capital trusts, which are all wholly owned trust subsidiaries formed for the purpose of issuing trust preferred securities ("Trust Preferred Securities") and lending the proceeds to Wesbanco. Subordinated debentures totaling $145.6 million (net of issuance costs) and issued in March 2022, have a fixed rate of 3.75% for the first five years and a floating rate for the next five years at Three Month SOFR plus a spread of 1.787%. Wesbanco cancelled $3.0 million of these subordinated debentures in 2025. In addition, Wesbanco redeemed the subordinated debentures acquired in the PFC acquisition.

CAPITAL RESOURCES

Shareholders' equity increased to $4.0 billion at December 31, 2025 from $2.8 billion at December 31, 2024. The increase resulted primarily from $1.0 billion in common stock issued in the PFC acquisition. Additionally, the increase resulted from net income totaling $223.1 million for the year ended December 31, 2025 and an $85.3 million increase in other comprehensive income. This increase in other comprehensive income consisted of an $83.9 million unrealized gain in the securities portfolio coupled with a $1.4 million gain in the defined benefits pension plan and other postretirement benefits for the year ended December 31, 2025. Shareholders' equity was negatively impacted by the declaration of common and preferred shareholder dividends totaling $141.8 million and $15.0 million, respectively for the year ended December 31, 2025.

For 2025, common dividends increased to $1.49 per share, or 2.8% on an annualized basis, compared to $1.45 per share in 2024. The common dividend per share payout ratio increased to 68.2% in 2025 from 64.2% in 2024, which is primarily attributable to a decrease in earnings year-over-year. A board-approved policy generally targets dividends as a percentage of net income in a range of 40% to 75%, subject to capital levels, earnings history and prospects, regulatory concerns, and other factors.

Wesbanco did not purchase any of its common stock on the open market during the year ended December 31, 2025 under current share repurchase authorizations. At December 31, 2025, the remaining shares authorized to be purchased under the last approved repurchase plan totaled 911,118 shares.

Wesbanco is subject to risk-based capital guidelines that measure capital relative to risk-weighted assets and off-balance sheet instruments. Wesbanco and its banking subsidiary Wesbanco Bank maintain Tier 1 risk-based, Total risk-based and Tier 1 leverage capital ratios significantly above minimum regulatory levels. The Bank paid $111.0 million in dividends to Wesbanco during 2025, or 44% of the Bank's net income. There are various legal limitations under federal and state laws that limit the payment of dividends from the Bank to the parent company. As of December 31, 2025, under FDIC and State of West Virginia regulations, Wesbanco could receive, without prior regulatory approval, dividends of approximately $331.3 million from the Bank. The Bank's policy is generally to declare dividends up to 90% of its earnings to the parent annually, subject to change, with Board approval.

Wesbanco currently has $308.5 million in subordinated debt and junior subordinated debt on its Consolidated Balance Sheet, which are accounted for as Tier 2 capital in accordance with current regulatory reporting requirements. Wesbanco issued $230.0 million of Series B Preferred stock in September 2025, considered Tier 1 capital, which is listed on the Nasdaq Global Select Market under the symbol "WSBCO". Wesbanco used $150.0 million of the proceeds to redeem in full the outstanding Series A Preferred stock in December 2025 and another $50.0 million to redeem the outstanding fixed-to-floating subordinated notes acquired in the PFC acquisition.

Please refer to Note 22, "Regulatory Matters," of the Consolidated Financial Statements for more information on capital amounts, ratios and minimum regulatory requirements. Also refer to "Item 1. Business" within this Annual Report on Form 10-K for more information on the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III Capital Standards.

LIQUIDITY RISK

Liquidity is defined as a financial institution's capacity to meet its cash and collateral obligations at a reasonable cost. Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by an inability, or perceived inability, to meet its obligations. An institution's obligations, and the funding sources to meet them, depend significantly on its business mix, balance sheet structure, and the cash flows of its on- and off-balance sheet obligations. Institutions confront various internal and external situations that can give rise to increased liquidity risk including funding mismatches, market constraints on funding sources, contingent liquidity events, changes in economic conditions, and exposure to credit, market, operation, legal and reputation risk. Wesbanco actively manages liquidity risk through its ability to provide adequate funds to meet changes in loan demand, unexpected outflows in deposits and other borrowings as well as to take advantage of market opportunities and meet operating cash needs. This is accomplished by maintaining liquid assets in the form of securities, sufficient borrowing capacity and a stable core deposit base. Liquidity is centrally monitored by Wesbanco's ALCO with direct oversight from the Board of Directors ("BOD").

Wesbanco determines the degree of required liquidity by the relationship of total holdings of liquid assets to potential funding needs to meet unexpected deposit losses and/or loan demands. The ability to quickly convert assets to cash at a minimal loss is a primary function of managing Wesbanco's investment portfolio. Wesbanco believes its cash flow from the loan portfolio, the investment portfolio, and other sources adequately meet its liquidity requirements. Wesbanco's net loans-to-assets ratio was 68.6% and deposit balances funded 78.2% of total assets at December 31, 2025.

The following table lists the sources of liquidity from assets at December 31, 2025 expected within the next year:

(in thousands)		
Cash and cash equivalents	**$**	**956,109**
Securities with a maturity date within the next year and callable securities		**684,846**
Projected payments and prepayments on mortgage-backed securities and collateralized mortgage obligations (1)		**474,257**
Loans held for sale		**87,454**
Accruing loans scheduled to mature		**2,727,332**
Normal loan repayments		**2,434,771**
Total sources of liquidity expected within the next year	**$**	**7,364,769**

(1) Projected prepayments are based on current prepayment speeds.

Deposit cash flows are another principal factor affecting overall Wesbanco liquidity. Deposits totaled $21.7 billion at December 31, 2025. Deposit cash flows are impacted by current interest rates, products and rates offered by Wesbanco versus various forms of competition, as well as customer behavior. Certificates of deposit scheduled to mature within one year totaled $2.7 billion at December 31, 2025, with a weighted average cost of 3.53%, which includes jumbo regular certificates of deposit totaling $1.6 billion with a weighted-average cost of 3.70%, and jumbo CDARS® certificates of deposit of $68.4 million with a weighted-average cost of 3.76%.

Uninsured deposits, as reported for regulatory purposes, totaled $7.0 billion at December 31, 2025, or 33% of total deposits. Uninsured deposits include $2.3 billion of public funds deposits that are over the FDIC-insured limit. Wesbanco secures these public funds deposits by pledging investment securities with a market value at or above the deposit balance. Excluding these public funds, at December 31, 2025, uninsured deposits were $4.7 billion, or 22% of total deposits.

Wesbanco maintains a line of credit with the FHLB as an additional funding source. Available credit with the FHLB approximated $6.8 billion and $3.7 billion at December 31, 2025 and December 31, 2024, respectively. The FHLB requires securities to be specifically pledged to the FHLB and maintained in a FHLB-approved custodial arrangement if the member wishes to include such securities in the maximum borrowing capacity calculation. Wesbanco has elected not to specifically pledge to the FHLB unpledged securities. Wesbanco can also use this line of credit for pledging collateral to cover public funds deposits, as an alternative to pledging securities from the investment portfolio. At December 31, 2025, the Bank had unpledged available-for-sale securities with an estimated fair value of $863.5 million, or 26.6% of the total available-for-sale portfolio. A portion of these securities could be sold for additional liquidity, or such securities could be pledged to secure additional FHLB borrowings. Approximately 61% of the total market value of the investment portfolio is pledged to public deposit customers, as public deposit balances have increased significantly through the several acquisitions made since 2015. As a result of this growth, Wesbanco is monitoring exposure to public funds deposits in relation to pledging requirements and providing insured cash sweep ("ICS") deposits via IntraFi® as a solution for a portion of new and existing public fund depositors. In addition, at December 31, 2025, the Bank had unpledged held-to-maturity securities with an estimated fair value of $625.2 million. Approximately 99%, or $621.3 million of these securities are municipal securities, which can only be pledged in limited circumstances. Generally, these securities cannot be sold without tainting the remainder of the held-to-maturity portfolio. If tainting occurs, all remaining securities with the held-to-maturity designation would be required to be reclassified as available-for-sale, and the held-to-maturity designation would not be available to Wesbanco for a period of time.

Wesbanco participates in the Federal Reserve Bank’s Borrower-in-Custody Program (“BIC”) whereby Wesbanco pledges certain consumer loans as collateral for borrowings. Wesbanco did not have any BIC borrowings outstanding at December 31, 2025. Alternative funding sources may include the utilization of existing overnight lines of credit with third party banks totaling $265.0 million, none of which was outstanding at December 31, 2025, along with seeking other lines of credit, borrowings under repurchase agreement lines, increasing deposit rates to attract additional funds, accessing brokered deposits, or selling securities available-for-sale or certain types of loans.

Other short-term borrowings of $110.7 million at December 31, 2025 consisted of repurchase agreements or overnight sweep checking accounts for large commercial customers. Other short-term borrowings may also include federal funds purchased using the Federal Reserve's discount window or Lines of Credit with third party banks noted above. The overnight sweep checking accounts require U.S. Government securities to be pledged equal to or greater than the average deposit balance in the related customer accounts.

The principal sources of parent company liquidity are dividends from the Bank and $161.4 million in cash on hand. There are various legal limitations under federal and state laws that limit the payment of dividends from the Bank to the parent company. As of December 31, 2025, under FDIC and State of West Virginia regulations, Wesbanco could receive, without prior regulatory approval, dividends of approximately $331.3 million from the Bank. Management believes these are appropriate levels of cash for the parent company given the current environment. Management continuously monitors the adequacy of parent company cash levels and sources of liquidity through the use of metrics that relate current cash levels to historical and forecasted cash inflows and outflows.

Wesbanco had outstanding commitments to extend credit in the ordinary course of business approximating $6.3 billion and $4.5 billion at December 31, 2025 and December 31, 2024, respectively. On a historical basis, only a portion of these commitments will result in an outflow of funds. Please refer to Note 19, “Commitments and Contingent Liabilities” of the Consolidated Financial Statements and the “Loans and Credit Risk” section of this MD&A for additional information.

Federal financial regulatory agencies have previously issued guidance to provide for sound practices for managing funding and liquidity risk and strengthening liquidity risk management practices. Wesbanco maintains a comprehensive management process for identifying, measuring, monitoring, and controlling liquidity risk, which is fully integrated into its risk management process. Management believes Wesbanco has sufficient current liquidity to meet current obligations to borrowers, depositors and others and that Wesbanco’s current liquidity risk management policies and procedures, as periodically reviewed and adjusted, adequately address this guidance.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The disclosures set forth in this item are qualified by the section captioned "Forward-Looking Statements" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report.

MARKET RISK

The primary objective of Wesbanco's ALCO with direct oversight from the BOD is to maximize net interest income within established policy parameters. This objective is accomplished through the management of balance sheet composition and duration, market risk exposures arising from changing economic conditions as well as liquidity risk.

Market risk is defined as the risk of loss due to adverse changes in the fair value of financial instruments resulting from fluctuations in interest rates and bond prices. Management considers interest rate risk to be Wesbanco's most significant market risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. The consistency of Wesbanco's net interest income is largely dependent on effective management of Wesbanco's interest rate risk profile. As interest rates change in the market, rates earned on interest rate-sensitive assets and rates paid on interest rate-sensitive liabilities do not necessarily move concurrently. Differing rate sensitivities may arise because fixed rate assets and liabilities may not have the same maturities, because variable rate assets and liabilities differ in the timing and/or the magnitude of rate changes, or due to the shape of the yield curve shifting over time.

Wesbanco's ALCO is an executive management committee with Board representation, responsible for monitoring and managing interest rate risk within approved policy limits, utilizing earnings sensitivity simulation and economic value of equity ("EVE") models. These models are highly dependent on various assumptions, which change regularly as the balance sheet composition and market interest rates change. The key assumptions and strategies employed are analyzed, reviewed and documented at least quarterly by the ALCO as well as provided to the Board.

The earnings sensitivity simulation model projects changes in net interest income resulting from the effects of changes in interest rates. Forecasting changes in net interest income requires management to make certain assumptions regarding loan and security prepayment rates, call dates, changes to deposit product betas and non-maturity deposit decay rates, which may not necessarily reflect the manner in which actual cash flows, yields, and costs respond to changes in market interest rates. Assumptions are based on internally-developed models derived from institution specific data, current market rates and economic forecasts, and are internally back-tested and periodically validated for appropriateness. Key assumptions are reviewed quarterly and updated as deemed appropriate by management and reviewed at ALCO. The net interest income sensitivity results presented in Table 1, "Net Interest Income Sensitivity," assumes that the balance sheet composition of interest sensitive assets and liabilities existing at the end of the period remains constant over the period being measured (otherwise known as a "static" balance sheet) and also assumes that a particular change in interest rates is reflected immediately and parallel across all tenors of the yield curve, regardless of the duration of the maturity or re-pricing of specific assets and liabilities. Since the assumptions used in the model relative to changes in interest rates are uncertain, the simulation analysis may not be indicative of actual results, particularly in times of stress. In addition, this analysis does not consider actions that management might employ in the future in response to changes in interest rates, as well as changes in earning asset and costing liability balances.

Interest rate risk policy limits are determined by measuring the anticipated change in net interest income over a twelve-month period, assuming immediate and sustained market interest rate increases and decreases of 100 - 400 basis points across the entire yield curve, as compared to a flat rate environment or base model. Wesbanco's current policy limits this exposure for the noted interest rate changes to a reduction of between 7.5% - 20%, or less, of net interest income from the stable rate base model over a twelve-month period. The table below indicates Wesbanco's interest rate sensitivity at December 31, 2025 and December 31, 2024, assuming the above-noted interest rate changes, as compared to a base model.

TABLE 1. NET INTEREST INCOME SENSITIVITY

Immediate Change in Interest Rates (basis points)	Percentage Change in Net Interest Income from Base over One Year		ALCO Guidelines
	December 31, 2025	December 31, 2024	
+200	**2.0%**	4.8%	(10.0%)
+100	**1.0%**	2.3%	(7.5%)
-100	**(1.7%)**	(2.2%)	(7.5%)
-200	**(3.8%)**	(5.1%)	(10.0%)
-300	**(5.4%)**	(8.4%)	(15.0%)
-400	**N/A**	(12.7%)	(20.0%)

Net interest income sensitivity changes are primarily due to the impact of incorporating legacy PFC acquired balance sheet into the interest rate risk framework, organic growth throughout 2025 and the current rate and yield curve environment on base case net interest income and the related calculation of immediate parallel rate shock changes in rising and falling rate scenarios. Additional differences typically result from changes in the various earning assets and costing liabilities mix and growth rates, as well as periodic updates of various modeling assumptions. Generally, weighted average interest bearing non-maturity deposit betas utilized in modeling are 49% in up shocks and 45% in down shocks as the banking industry continues to remain in a competitive environment where funding cost pressures persist. Deposit betas, decay rates and loan prepayment speeds are adjusted periodically, but no less than annually in our models for non-maturity deposits and loans. Indicated model asset sensitivity in rising rate scenarios may be less than anticipated due to slower prepayment speeds, rate floors, below forecast loan yields, spread compression between new asset yields and funding costs, customer requests for negotiated rates, mortgage-related extension risk and other factors. In a decreasing rate environment, asset sensitivity may have greater impact on the margin than currently modeled as prepayment speeds increase, customers refinance or request rate reductions on existing loans, estimated deposit betas do not perform as modeled, or for other reasons not listed.

In addition to the aforementioned parallel rate shock earnings sensitivity simulation model, the ALCO also reviews a “dynamic” forecast scenario to project Wesbanco's "most likely" net interest income over a rolling two-year time period. This forecast is updated at least quarterly, incorporating revisions and updated assumptions into the model for estimated loan and deposit growth, expected balance sheet re-mixing strategies, changes in forecasted interest rates for various indices and yield curves, competitive market spreads for various products and other assumptions not listed. Such modeling is directionally consistent with typical parallel rate shock scenarios, and it assists in predicting changes in forecasted outcomes and potential adjustments to management plans to assist in achieving earnings goals.

Wesbanco also periodically measures the EVE, which is defined as the market value of tangible equity in various rate scenarios. Generally, changes in the EVE relate to changes in various assets and liabilities, changes in the yield curve, as well as changes in loan prepayment speeds and deposit decay rates and betas. The following table presents these results and Wesbanco’s policy limits as of December 31, 2025 and December 31, 2024. Changes in EVE sensitivity since year-end 2024 relate to incorporating legacy PFC acquired balance sheet into the interest rate risk framework, organic growth throughout 2025 and the change in market interest rates and their impact upon the fair values of earning assets and costing liabilities.

Immediate Change in Interest Rates (basis points)	Percentage Change in Economic Value of Equity from Base over One Year		ALCO Guidelines
	December 31, 2025	**December 31, 2024**	
+200	**(0.6%)**	1.7%	(20.0%)
+100	**(0.1%)**	0.5%	(10.0%)
-100	**(0.3%)**	(0.5%)	(10.0%)
-200	**(2.3%)**	(2.9%)	(20.0%)
-300	**(6.0%)**	(8.2%)	(30.0%)
-400	**N/A**	(16.2%)	(40.0%)

The Bank has significant additional borrowing capacity with the FHLB of Pittsburgh, the Federal Reserve Bank of Cleveland and various correspondent banks, and may utilize these funding sources or interest rate swap strategies as necessary to lengthen liabilities, offset mismatches in various asset maturities and manage liquidity. CDARS® and ICS® deposits also may be utilized for similar purposes for certain customers seeking higher-yielding instruments or maintaining deposit levels below FDIC insurance limits. Significant balance sheet strategies to assist in managing the net interest margin in the current interest rate environment may include:

- increasing total loans, particularly commercial and home equity loans that have variable or adjustable features;
- adjusting the percentage of sales of longer-term residential mortgage loan production into the secondary market;
- managing rates on interest bearing deposits and growing demand deposit account types to increase the relative portion of these account types to total deposits;
- employing back-to-back loan swaps for certain commercial loan customers desiring a term fixed rate loan equivalent, with the Bank receiving a variable rate;
- adjusting terms for FHLB short-term maturing borrowings to balance asset/liability mismatches; or paying them off with excess liquidity
- using CDARS® and ICS® deposit programs to manage funding needs and overall liability mix, and
- adjusting the size, mix or duration of the investment portfolio as part of liquidity and balance sheet management strategies

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	Page
Management's Report on Internal Control Over Financial Reporting	64
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	65
Consolidated Balance Sheets	68
Consolidated Statements of Income	69
Consolidated Statements of Comprehensive Income (Loss)	70
Consolidated Statement of Changes in Shareholders Equity	71
Consolidated Statements of Cash Flows	72
Note 1. Summary of Significant Accounting Policies	73
Note 2. Mergers and Acquisitions	83
Note 3. Earnings Per Common Share	87
Note 4. Securities	88
Note 5. Loans and the Allowance for Credit Losses	92
Note 6. Premises and Equipment	105
Note 7. Goodwill and Other Intangible Assets	106
Note 8. Investments in Limited Partnerships	107
Note 9. Certificates of Deposit	107
Note 10. FHLB and Other Short Term Borrowings	108
Note 11. Subordinated Debt and Junior Subordinated Debt	108
Note 12. Derivatives and Hedging Activities	110
Note 13. Employee Benefit Plans	112
Note 14. Revenue Recognition	122
Note 15. Other Operating Expenses	122
Note 16. Income Taxes	123
Note 17. Fair Value Measurement	125
Note 18. Comprehensive Income/(Loss)	130
Note 19. Commitments and Contingent Liabilities	131
Note 20. Wesbanco Bank Community Development Corporation	131
Note 21. Transactions With Related Parties	133
Note 22. Regulatory Matters	133
Note 23. Condensed Parent Company Financial Statements	135
Note 24. Business Segments	136

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Wesbanco is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Wesbanco's internal control over financial reporting is a process designed under the supervision of Wesbanco's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Wesbanco's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Wesbanco's management assessed the effectiveness of Wesbanco's internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on the assessment, management determined that, as of December 31, 2025, Wesbanco's internal control over financial reporting was not effective at a reasonable assurance level, based on the COSO criteria.

Management identified a material weakness in the design and operating effectiveness of controls related to the fair value of assets acquired as part of the Premier Financial Corp. business combination, including a lack of precision and evidence of reviews of the assumptions supporting the fair value of acquired assets. A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Wesbanco's annual or interim financial statements will not be prevented or detected on a timely basis. To remediate the material weakness, Wesbanco's management is in the process of implementing certain changes to Wesbanco's internal controls and will implement additional internal controls during 2026 to remediate the control deficiencies that led to the material weakness. Specifically, Wesbanco's management plans to engage independent third-party advisors to assess the reasonableness of the control design to ensure inspectable evidence of review is robust. Wesbanco's management believes these remediation measures will strengthen Wesbanco's internal control over financial reporting and remediate the material weakness (and related control deficiencies) identified.

The effectiveness of Wesbanco's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, Wesbanco's independent registered public accounting firm, as stated in their accompanying report appearing below.

/s/ Jeffrey H. Jackson	/s/ Daniel K. Weiss, Jr.
Jeffrey H. Jackson	Daniel K. Weiss, Jr.
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wesbanco, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Wesbanco, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Wesbanco, Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management identified a material weakness in the design and operating effectiveness of controls related to the fair value of assets acquired as part of the Premier Financial Corp. business combination, including a lack of precision and evidence of reviews of the assumptions supporting the fair value of acquired assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated March 2, 2026, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
March 2, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wesbanco, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wesbanco, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 2, 2026 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the account or disclosure to which they relate.

	Allowance for credit losses - loans
Description of the Matter	The Company's loan portfolio totaled $19.2 billion as of December 31, 2025, and the associated allowance for credit losses - loans (ACL) was $218.7 million. As discussed in Note 1 and 5 to the consolidated financial statements, the ACL reflects the lifetime expected credit losses on the Company's loan portfolio. The ACL is calculated utilizing the probability of default / loss given default approach to calculate the expected loss for each segment, which is then discounted to net present value. The primary macroeconomic drivers of the quantitative model includes the forecast of national unemployment and interest rate spreads. The evaluation also considers qualitative factor adjustments such as economic trends and conditions. Auditing management's ACL estimate was complex due to the subjectivity in evaluating the national unemployment (macroeconomic forecast) used by the Company in their quantitative ACL model. Management utilizes information obtained from various third parties to inform their view of the macroeconomic forecast. Other internal and external indicators of economic forecasts are also considered by management when establishing the forecast for the ACL. We identified auditing the reasonableness of management's macroeconomic forecast in the ACL for loans as a critical audit matter as it involves especially subjective auditor judgment.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the ACL process, including controls over the appropriateness of the ACL methodology, the expected loss model, the reliability and accuracy of data used in developing the ACL estimate, and management's review and approval process over their determination of the macroeconomic forecast.

We tested management's expected loss model including evaluating the conceptual soundness of model methodology, assessing model performance and governance, testing key model assumptions, including the reasonable and supportable forecast, and independently recalculating model output with the assistance of EY specialists.

To test management's determination of the macroeconomic forecast, we evaluated the reasonableness of the Company's macroeconomic assumptions and judgments in estimating future credit losses, including the selection of the forecasted macroeconomic assumptions and considerations of alternative forecasted macroeconomic scenarios. This included obtaining corroborative information, including employment statistics, economic reports and alternative economic forecasts, as well as performing an independent search for the existence of new or contrary information relating to independent macroeconomic forecast to validate that management's considerations are appropriate. We also verified the underlying economic forecast data used to estimate the quantitative reserve was complete and accurate. Additionally, we evaluated whether the overall ACL appropriately reflects losses expected in the loan portfolio by comparing it to the Company's historical loss data and to peer bank data. We also performed analytical procedures on the ACL, including coverage ratios and comparison to prior periods as well as prior economic cycles.

Business Combination - Fair Value of Acquired Loans and Core Deposit Intangibles

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company acquired Premier Financial Corp. (PFC) on February 28, 2025, and recognized $5.9 billion in fair value of loans acquired and $136 million in core deposit intangibles (CDI).

The fair value of acquired loans is based on a discounted cash flow methodology that considers credit loss and prepayment expectations, market interest rates and other market factors, such as liquidity. The fair value of CDI is also based on a discounted cash flow methodology that considers estimates of customer attrition rates, net maintenance costs of the deposit base, interest costs associated with customer deposits, alternative cost of funds, and a market discount rate.

Auditing the Company's estimate of the fair value of acquired loans was complex due to the significant judgment required by management in developing the credit loss and prepayment expectations, along with the discount rates used in the discounted cash flow methodology. Auditing the Company's estimate of the CDI fair value was complex due to the significant judgment required by management in developing the estimates of customer attrition rates used in the discounted cash flow model. These required a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained related to the significant judgments made by management and required the use of professionals with specialized skill and knowledge.

How We Addressed the Matter in Our Audit

To test the estimated fair value of acquired loans and CDI, our audit procedures included, among others, involving valuation specialists to assist us in testing management's discounted cash flow methodology and significant assumptions.

To test the estimated fair value of acquired loans, we involved our specialists to develop, on a sample basis, independent expectations for credit losses, prepayments and discount rates and compared management's assumptions to the independently developed ranges based on third party market data. Additionally, we tested, on a sample basis, completeness and accuracy of the underlying loan data provided by management that was used in the discounted cash flow model. Lastly, on a sample basis, we performed independent comparative calculations of the fair value adjustment to the acquired loans.

To test the estimated fair value of the CDI, we involved our specialists to assess customer attrition rates and to develop an independent fair value range which we compared to management's fair value. Additionally, we tested the completeness and accuracy of the deposit data used in the discounted cash flow model.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1996.

Pittsburgh, Pennsylvania

March 2, 2026

WESBANCO, INC. CONSOLIDATED BALANCE SHEETS

(in thousands, except shares)	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks, including interest bearing amounts of **$751,249** and $425,866, respectively	**$ 956,109**	$ 568,137
Securities:		
Equity securities, at fair value	**30,809**	13,427
Available-for-sale debt securities, at fair value	**3,288,332**	2,246,072
Held-to-maturity debt securities (fair values of **$1,035,957** and $1,006,817, respectively)	**1,132,114**	1,152,906
Allowance for credit losses, held-to-maturity debt securities	**(168)**	(146)
Net held-to-maturity debt securities	**1,131,946**	1,152,760
Total securities	**4,451,087**	3,412,259
Loans held for sale	**87,454**	18,695
Portfolio loans, net of unearned income	**19,226,432**	12,656,429
Allowance for credit losses - loans	**(218,749)**	(138,766)
Net portfolio loans	**19,007,683**	12,517,663
Premises and equipment, net	**263,240**	219,076
Accrued interest receivable	**106,651**	78,324
Goodwill and other intangible assets, net	**1,723,385**	1,124,016
Bank-owned life insurance	**557,512**	360,738
Other assets	**543,212**	385,390
Total Assets	**$ 27,696,333**	$ 18,684,298
LIABILITIES		
Deposits:		
Non-interest bearing demand	**$ 5,376,767**	$ 3,842,758
Interest bearing demand	**5,186,880**	3,771,314
Money market	**5,072,039**	2,429,977
Savings deposits	**3,157,782**	2,362,736
Certificates of deposit	**2,875,372**	1,726,932
Total deposits	**21,668,840**	14,133,717
Federal Home Loan Bank borrowings	**1,200,000**	1,000,000
Other short-term borrowings	**110,679**	192,073
Subordinated debt and junior subordinated debt	**308,529**	279,308
Total borrowings	**1,619,208**	1,471,381
Accrued interest payable	**19,150**	14,228
Other liabilities	**357,222**	274,691
Total Liabilities	**23,664,420**	15,894,017
SHAREHOLDERS' EQUITY		
Preferred stock, no par value; **1,000,000** shares authorized; **0** and 150,000 shares 6.75% non-cumulative perpetual preferred stock, Series A, liquidation preference **$150,000,000**, issued and outstanding at December 31, 2025 and December 31, 2024, respectively	**—**	144,484
Preferred stock, no par value, **1,000,000** shares authorized; **230,000** and 0 shares 7.375% non-cumulative perpetual preferred stock, Series B, liquidation preference **$230,000,000**, issued and outstanding at December 31, 2025 and December 31, 2024, respectively	**224,187**	—
Common stock, $2.0833 par value; **200,000,000** shares authorized; **96,067,559** and 75,354,034 shares issued; **96,067,559** and 66,919,805 shares outstanding at December 31, 2025 and December 31, 2024, respectively	**200,137**	156,985
Capital surplus	**2,490,440**	1,809,679
Retained earnings	**1,252,765**	1,192,091
Treasury stock (**0** and 8,434,229 shares at cost, respectively)	**—**	(292,244)
Accumulated other comprehensive loss	**(133,320)**	(218,632)
Deferred benefits for directors	**(2,296)**	(2,082)
Total Shareholders' Equity	**4,031,913**	2,790,281
Total Liabilities and Shareholders' Equity	**$ 27,696,333**	$ 18,684,298

See Notes to Consolidated Financial Statements.

WESBANCO, INC. CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except shares and per share amounts)	For the Years Ended December 31, 2025	2024	2023
INTEREST AND DIVIDEND INCOME			
Loans, including fees	**$ 1,097,203**	$ 709,802	$ 596,852
Interest and dividends on securities:			
Taxable	**116,342**	70,559	73,449
Tax-exempt	**18,702**	18,089	18,830
Total interest and dividends on securities	**135,044**	88,648	92,279
Other interest income	**39,693**	27,191	22,385
Total interest and dividend income	**1,271,940**	825,641	711,516
INTEREST EXPENSE			
Interest bearing demand deposits	**120,953**	107,700	72,866
Money market deposits	**131,839**	72,899	36,616
Savings deposits	**35,176**	31,066	23,869
Certificates of deposit	**87,788**	53,236	18,472
Total interest expense on deposits	**375,756**	264,901	151,823
Federal Home Loan Bank borrowings	**58,434**	62,489	59,318
Other short-term borrowings	**3,433**	3,953	2,545
Subordinated debt and junior subordinated debt	**20,017**	16,090	16,492
Total interest expense	**457,640**	347,433	230,178
NET INTEREST INCOME	**814,300**	478,208	481,338
Provision for credit losses	**77,242**	19,206	17,734
Net interest income after provision for credit losses	**737,058**	459,002	463,604
NON-INTEREST INCOME			
Trust fees	**37,087**	30,676	28,135
Service charges on deposits	**41,392**	29,979	26,116
Digital banking income	**26,475**	19,953	19,454
Net swap fee and valuation income	**8,896**	5,941	6,912
Net securities brokerage revenue	**11,846**	10,238	10,055
Bank-owned life insurance	**15,101**	9,544	11,002
Mortgage banking income	**6,194**	4,270	2,652
Net securities gains	**3,379**	1,408	900
Net (losses)/gains on other real estate owned and other assets	**(424)**	142	1,520
Other income	**16,809**	15,832	13,701
Total non-interest income	**166,755**	127,983	120,447
NON-INTEREST EXPENSE			
Salaries and wages	**230,977**	177,516	176,938
Employee benefits	**67,015**	46,141	46,901
Net occupancy	**33,237**	25,157	25,338
Equipment and software	**62,612**	41,303	36,666
Marketing	**9,861**	9,764	11,178
FDIC insurance	**20,897**	14,215	12,249
Amortization of intangible assets	**29,070**	8,251	9,088
Restructuring and merger-related expense	**75,933**	6,400	3,830
Other operating expenses	**94,973**	73,124	67,814
Total non-interest expense	**624,575**	401,871	390,002
Income before provision for income taxes	**279,238**	185,114	194,049
Provision for income taxes	**56,133**	33,604	35,017
NET INCOME	**$ 223,105**	$ 151,510	$ 159,032
Preferred stock dividends	**20,541**	10,125	10,125
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 202,564**	$ 141,385	$ 148,907
EARNINGS PER COMMON SHARE			
Basic	**$ 2.23**	$ 2.26	$ 2.51
Diluted	**2.23**	2.26	2.51
AVERAGE COMMON SHARES OUTSTANDING			
Basic	**90,896,991**	62,589,406	59,303,210
Diluted	**91,034,094**	62,653,557	59,427,989
DIVIDENDS DECLARED PER COMMON SHARE	**$ 1.49**	$ 1.45	$ 1.41

See Notes to Consolidated Financial Statements.

WESBANCO, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	For the Years Ended December 31, 2025	2024	2023
Net income	**$ 223,105**	$ 151,510	$ 159,032
Debt securities available-for-sale:			
Net change in unrealized gains on debt securities available-for-sale	**110,626**	12,511	38,535
Related income tax effect	**(26,036)**	(2,835)	(10,045)
Net securities (gains) losses reclassified into earnings	**(73)**	12	241
Related income tax effect	**22**	(3)	(58)
Amortization of state tax rate adjustment reclassified into earnings	**(687)**	(233)	—
Net effect on other comprehensive income (loss) for the period	**83,852**	9,452	28,673
Defined benefit plans:			
Amortization of net (gain) loss and prior service costs	**(738)**	(406)	399
Related income tax effect	**175**	122	(97)
Recognition of unrealized gain	**2,630**	845	8,909
Related income tax effect	**(607)**	(203)	(2,161)
Gain on settlement of retired employee accounts	**—**	(2,301)	—
Related income tax effect	**—**	552	—
Net effect on other comprehensive income (loss) for the period	**1,460**	(1,391)	7,050
Total other comprehensive income	**85,312**	8,061	35,723
Comprehensive income	**$ 308,417**	$ 159,571	$ 194,755

See Notes to Consolidated Financial Statements.

WESBANCO, INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except shares and per share amounts)	For the years ended December 31, 2025, 2024, and 2023								
		Common Stock							
	Preferred Stock Amount	Shares Outstanding	Amount	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Gain (Loss)	Deferred Benefits for Directors	Total
January 1, 2023	$ 144,484	59,198,963	$141,834	$1,635,877	$1,077,675	$(308,964)	$ (262,416)	$ (1,828)	$2,426,662
Net income	—	—	—	—	159,032	—	—	—	159,032
Other comprehensive income	—	—	—	—	—	—	35,723	—	35,723
Comprehensive income									194,755
Common dividends declared ($1.41 per share)	—	—	—	—	(82,906)	—	—	—	(82,906)
Preferred dividends declared ($16.875 per share)	—	—	—	—	(10,125)	—	—	—	(10,125)
Stock issued for dividend reinvestment	—	29,871	—	—	(1,090)	1,090	—	—	—
Treasury shares acquired	—	(162,432)	—	—	—	(3,745)	—	—	(3,745)
Stock options exercised	—	10,755	—	(127)	—	364	—	—	237
Restricted stock granted	—	299,278	—	(8,260)	—	8,260	—	—	—
Stock compensation expense	—	—	—	8,324	—	—	—	—	8,324
Deferred benefits for directors—net	—	—	—	45	—	—	—	(185)	(140)
December 31, 2023	$ 144,484	59,376,435	$141,834	$1,635,859	$1,142,586	$(302,995)	$ (226,693)	$ (2,013)	$2,533,062
Net income	—	—	—	—	151,510	—	—	—	151,510
Other comprehensive income	—	—	—	—	—	—	8,061	—	8,061
Comprehensive income									159,571
Common dividends declared ($1.45 per share)	—	—	—	—	(90,766)	—	—	—	(90,766)
Preferred dividends declared ($16.875 per share)	—	—	—	—	(10,125)	—	—	—	(10,125)
Issuance of common stock, net of issuance costs	—	7,272,728	15,151	175,816	—	—	—	—	190,967
Stock issued for dividend reinvestment	—	29,617	—	—	(1,114)	1,114	—	—	—
Treasury shares acquired	—	(49,871)	—	—	—	(1,448)	—	—	(1,448)
Stock options exercised	—	60,489	—	(768)	—	2,292	—	—	1,524
Restricted stock granted	—	230,407	—	(8,793)	—	8,793	—	—	—
Stock compensation expense	—	—	—	7,518	—	—	—	—	7,518
Deferred benefits for directors—net	—	—	—	47	—	—	—	(69)	(22)
December 31, 2024	$ 144,484	66,919,805	$156,985	$1,809,679	$1,192,091	$(292,244)	$ (218,632)	$ (2,082)	$2,790,281
Net income	—	—	—	—	**223,105**	—	—	—	**223,105**
Other comprehensive income	—	—	—	—	—	—	**85,312**	—	**85,312**
Comprehensive income									**308,417**
Common dividends declared ($1.49 per share)	—	—	—	—	**(141,823)**	—	—	—	**(141,823)**
Preferred dividends declared ($16.875 per Series A share; $21.304 per Series B share)	—	—	—	—	**(15,025)**	—	—	—	**(15,025)**
Stock issued for PFC acquisition	—	**28,738,104**	**42,326**	**673,826**	—	**291,693**	—	—	**1,007,845**
Issuance of preferred stock, net of issuance costs	**224,187**	—	—	—	—	—	—	—	**224,187**
Redemption of preferred stock, Series A	**(144,484)**	—	—	—	—	—	—	—	**(144,484)**
Redemption premium on preferred stock, Series A	—	—	—	—	**(5,516)**	—	—	—	**(5,516)**
Stock issued for dividend reinvestment	—	**31,993**	**67**	—	**(67)**	—	—	—	—
Treasury shares acquired	—	**(70,683)**	—	**325**	—	**(2,305)**	—	—	**(1,980)**
Stock options exercised	—	**56,023**	**44**	**90**	—	**1,297**	—	—	**1,431**
Restricted stock granted	—	**392,317**	**715**	**(2,274)**	—	**1,559**	—	—	—
Stock compensation expense	—	—	—	**8,741**	—	—	—	—	**8,741**
Deferred benefits for directors—net	—	—	—	**53**	—	—	—	**(214)**	**(161)**
December 31, 2025	**$ 224,187**	**96,067,559**	**$200,137**	**$2,490,440**	**$1,252,765**	**$ —**	**$ (133,320)**	**$ (2,296)**	**$4,031,913**

See Notes to Consolidated Financial Statements.

WESBANCO, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Years Ended December 31, 2025	2024	2023
OPERATING ACTIVITIES			
Net income	**$ 223,105**	$ 151,510	$ 159,032
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	**20,185**	15,288	14,435
Other net (accretion) amortization	**(44,400)**	11,273	13,573
Provision for credit losses	**77,242**	19,206	17,734
Net securities gains	**(3,379)**	(1,408)	(900)
Mortgage banking income	**(6,194)**	(4,270)	(2,652)
Stock compensation expense	**8,741**	7,518	8,324
Decrease (increase) in deferred income tax assets, net	**42,011**	(3,227)	(3,681)
Increase in cash surrender value of bank-owned life insurance	**(15,101)**	(9,544)	(11,002)
Loans originated for sale	**(418,220)**	(306,024)	(299,832)
Proceeds from the sale of loans originated for sale	**416,002**	303,419	291,886
Net change in: accrued interest receivable and other assets	**30,833**	4,495	(30,029)
Net change in: accrued interest payable and other liabilities	**(40,912)**	21,069	12,589
Other—net	**499**	1,694	(155)
Net cash provided by operating activities	**290,412**	210,999	169,322
INVESTING ACTIVITIES			
Net increase in loans held for investment	**(584,678)**	(1,025,545)	(935,437)
Available-for-sale debt securities:			
Proceeds from sales	**961,637**	—	30,987
Proceeds from maturities, prepayments and calls	**638,826**	340,607	341,161
Purchases of securities	**(1,374,987)**	(383,378)	(4,500)
Held-to-maturity debt securities:			
Proceeds from maturities, prepayments and calls	**54,455**	44,657	46,741
Purchases of securities	**(35,250)**	—	—
Net cash received from the PFC acquisition	**200,454**	—	—
Sale of portfolio loans - net	**73,893**	—	—
Purchases of bank owned life insurance	**(286)**	(285)	—
Proceeds from bank owned life insurance	**5,349**	4,123	8,330
Purchases of premises and equipment—net	**(10,426)**	(10,328)	(22,506)
Net cash used in investing activities	**(71,013)**	(1,030,149)	(535,224)
FINANCING ACTIVITIES			
Increase in deposits	**671,380**	965,170	38,614
Proceeds from Federal Home Loan Bank borrowings	**1,175,000**	1,175,000	1,605,000
Repayment of Federal Home Loan Bank borrowings	**(1,475,000)**	(1,525,000)	(960,000)
(Decrease) increase in other short-term borrowings	**(81,394)**	86,180	(29,176)
Principal repayments of finance lease obligations	**(4,780)**	(2,948)	(3,347)
Redemption of subordinated debt	**(50,000)**	—	(2,294)
Dividends paid to common shareholders	**(125,245)**	(87,416)	(82,290)
Dividends paid to preferred shareholders	**(15,026)**	(10,125)	(10,125)
Issuance of preferred stock, Series B, net of issuance costs	**224,187**	—	—
Issuance of common stock, net of equity issuance costs	**540**	190,967	—
Redemption of preferred stock, Series A	**(144,484)**	—	—
Redemption premium on preferred stock, Series A	**(5,516)**	—	—
Treasury shares (purchased) sold—net	**(1,089)**	76	(3,508)
Net cash provided by financing activities	**168,573**	791,904	552,874
Net increase (decrease) in cash, cash equivalents and restricted cash	**387,972**	(27,246)	186,972
Cash, cash equivalents and restricted cash at beginning of the year	**568,137**	595,383	408,411
Cash, cash equivalents and restricted cash at end of the year	**$ 956,109**	$ 568,137	$ 595,383
SUPPLEMENTAL DISCLOSURES			
Interest paid on deposits and other borrowings	**$ 462,834**	$ 344,253	$ 223,918
Income taxes paid	**31,736**	26,835	35,595
Transfers of loans to other real estate owned	**544**	152	210
Transfers of loans held for sale to portfolio loans	**37,086**	—	—
Transfers of portfolio loans to loans held for sale	**73,893**	—	—
Non-cash transactions related to the PFC acquisition	**1,007,845**	—	—

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations— Wesbanco, Inc. ("Wesbanco" or the "Company") is a bank holding company offering a full range of financial services, including trust and investment services, mortgage banking, insurance and brokerage services. Wesbanco's defined business segments are community banking and trust and investment services. As of December 31, 2025, Wesbanco's banking subsidiary, Wesbanco Bank, Inc. ("Wesbanco Bank" or the "Bank"), headquartered in Wheeling, West Virginia, operates through 251 branches and 266 ATM machines in West Virginia, Ohio, western Pennsylvania, Kentucky, southern Indiana and Maryland. In addition, Wesbanco operates an insurance brokerage company, Wesbanco Insurance Services, Inc., and a full service broker/dealer, Wesbanco Securities, Inc.

Use of Estimates— The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation— The Consolidated Financial Statements include the accounts of Wesbanco and those entities in which Wesbanco has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Wesbanco determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Wesbanco consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest.

Variable interest entities ("VIE") are entities that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. Wesbanco uses VIEs in various legal forms to conduct normal business activities. Wesbanco reviews the structure and activities of VIEs for possible consolidation.

A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE. A VIE often holds financial assets, including loans or receivables, real estate or other property. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. Wesbanco has eleven wholly-owned trust subsidiaries (collectively, the "Trusts"), for which it does not have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance nor the obligation to absorb losses or the right to receive a benefits from the VIE that could be potentially significant to the VIE. Accordingly, the Trusts and their net assets are not included in the Consolidated Financial Statements. However, the junior subordinated deferrable interest debentures issued by Wesbanco to the Trusts (refer to Note 11, "Subordinated Debt and Junior Subordinated Debt") and the common stock issued by the Trusts is included in the Consolidated Balance Sheets. Wesbanco also owns non-controlling variable interests in certain limited partnerships for which it does not have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance nor the obligation to absorb losses or the right to receive a benefit from the VIE that could be potentially significant to the VIE. These VIEs are not consolidated into Wesbanco's financial statements because Wesbanco is not considered the primary beneficiary. These investments are accounted for using the equity method of accounting and are included in other assets in the Consolidated Balance Sheets. Refer to Note 8, "Investments in Limited Partnerships" for further detail.

Business Combinations— Business combinations are accounted for by applying the acquisition method. As of acquisition date, the identifiable assets acquired and liabilities assumed are measured at fair value and recognized separately from goodwill. Results of operations of the acquired entities are included in the consolidated statement of income from the date of acquisition.

Revenue Recognition— Interest income, net securities gains (losses) and bank-owned life insurance are not in scope of ASC 606, Revenue from Contracts with Customers. For the revenue streams in scope of ASC 606, which include trust fees, service charges on deposits, net securities brokerage revenue, payment processing fees, electronic banking fees, net swap fee and valuation income, mortgage banking income and net gain or loss on sale of other real estate owned and other assets, there are no significant judgments related to the amount and timing of revenue recognition.

Trust fees: Fees are earned over a period of time between monthly and annually, per the related fee schedule. The fees are earned ratably over the period for investment, safekeeping and other services performed by Wesbanco. The fees are accrued when earned based on the daily asset value on the last day of the quarter. In most cases, the fees are directly debited from the customer account. WesMark fees consist of investment advisory fees and shareholder service fees and are paid to Wesbanco by the WesMark mutual funds on a monthly basis for Wesbanco's involvement with the management of the funds.

Service charges on deposits: There are monthly service charges for both commercial and personal banking customers, which are earned over the month per the related fee schedule based on the customers' deposits. There are also transaction-based fees, which are earned based on specific transactions or customer activity within the customers' deposit accounts. These are earned at the time the transaction or customer activity occurs. The fees are debited from the customer account.

Net securities brokerage revenue: Commission income is earned based on customer transactions and management of investments. The commission income from customers' transactions is recognized when the transaction is complete and approved. Annuity commissions are earned based upon the carrier's commission rate for the annuity product chosen by the investing customer. The commission income from the management of investments over time is earned continuously over a quarterly period.

Payment processing fees: Payment processing fees are earned from the bill payment and electronic funds transfer ("EFT") services provided under the name WesPay. The fees are derived from both the individual consumer banking transactions and from businesses or service providers through monthly billing for total transactions occurring. These fees are earned at the time the transaction or customer activity occurs. The fees are debited from the customers' deposit accounts or charged directly to the business or service provider. Payment processing fees are recorded within other non-interest income on the Consolidated Statements of Income.

Digital banking income: Interchange and ATM fees are earned based on customer and ATM transactions. Revenue is recognized when the transaction is settled.

Net swap fee and valuation income: Fee income is earned when Wesbanco executes interest rate swaps and caps with its commercial banking customers. These swaps and caps are economically hedged by offsetting interest rate swaps and caps that Wesbanco executes with a third party, generating the fee income. The fee income is recognized when the swap or cap transaction is complete and approved by all parties.

Mortgage banking income: Income is earned when Wesbanco-originated loans are sold to an investor on the secondary market. The investor bids on the loans. If the price is accepted, Wesbanco delivers the loan documents to the investor. Once received and approved by the investor, revenue is recognized and the loans are derecognized from the Consolidated Balance Sheet. Prior to the loans being sold, they are classified as loans held for sale. Additionally, the changes in the fair value of the loans held for sale, loan commitments and related derivatives are included in mortgage banking income and are somewhat offset by any deferred direct origination costs, such as mortgage loan officer commissions.

Net gain or loss on sale of other real estate owned and other assets: Net gain or loss on other real estate owned is recorded when the property is sold to a third party and the Bank collects substantially all of the consideration to which it is entitled in exchange for the transfer of the property. Net gain or loss on other assets can include, among other things, the sale of fixed assets, the change in fair value of the underlying investments funded by Wesbanco's Community Development Corporation ("Wesbanco CDC") and residual income earned from the sale of Wesbanco's debit card sponsorship program. Gains or losses are recognized upon receipt of consideration and subsequent transfer of the property for fixed asset sales. The change in fair value of Wesbanco CDC investments occurs upon the change in the underlying investments as these are accounted for utilizing the equity method, and as such, are not within the scope of ASC 606. Residual income from the sale of the debit card sponsorship program is recognized over time as per the signed agreement between Wesbanco and the buyer.

Cash and Cash Equivalents— Cash and cash equivalents include cash and due from banks, due from banks – interest bearing and federal funds sold. Generally, federal funds are sold for one-day periods.

Securities— *Equity securities:* Equity securities, which include investments in various mutual funds held in grantor trusts formed in connection with the Company's deferred compensation plan, are reported at fair value with the gains and losses included in non-interest income.

Available-for-sale debt securities: Debt securities not classified as held-to-maturity are classified as available-for-sale. These securities may be sold at any time based upon management's assessment of changes in economic or financial market conditions, interest rate or prepayment risks, liquidity considerations and other factors. These securities are stated at fair value, with the fair value adjustment, net of tax, reported as a separate component of accumulated other comprehensive income.

Held-to-maturity debt securities: Securities that are purchased with the positive intent and ability to be held until their maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts. Transfers of debt securities into the held-to-maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized gain or loss at the date of transfer is retained in other comprehensive income and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security. Certain securities with less than 15% of their original purchase price remaining or that have experienced measurable credit deterioration may be sold.

Cost method investments: Securities that do not have readily determinable fair values and for which Wesbanco does not exercise significant influence are carried at cost. Cost method investments consist primarily of Federal Home Loan Bank ("FHLB") stock and are included in other assets in the Consolidated Balance Sheets. Cost method investments are evaluated for impairment whenever events or circumstances suggest that their carrying value may not be recoverable.

Securities acquired in acquisitions are recorded at fair value with the premium or discount derived from the fair market value adjustment recognized into interest income on a level yield basis over the remaining life of the security.

Gains and losses: Net realized gains and losses on sales of securities are included in non-interest income. The cost of securities sold is based on the specific identification method. The gain or loss is determined as of the trade date. Unrealized gains and losses on available-for-sale securities are recorded through other comprehensive income.

Amortization and accretion: Generally, premiums are amortized to call date and discounts are accreted to maturity, on a level yield basis.

Current expected credit losses ("CECL"): The corporate and municipal bonds in Wesbanco's held-to-maturity debt portfolio are analyzed quarterly for CECL. Wesbanco uses a database of historical financials of all corporate and municipal issuers and actual historic default and recovery rates on rated and non-rated transactions to estimate CECL on an individual security basis. The CECL calculated amount is adjusted quarterly and is recorded in an allowance for expected credit losses on the balance sheet that is deducted from the amortized cost basis of the held-to-maturity portfolio as a contra asset, with the losses recorded on the income statement within the provision for credit losses. Because Wesbanco's held-to-maturity investments in mortgage-backed securities and collateralized mortgage obligations are all either issued by a direct governmental entity or a government-sponsored entity, there is no historical evidence supporting the establishment of a CECL reserve; therefore, Wesbanco has estimated these losses at zero, and will monitor this assumption in the future for any economical or governmental policies that could affect this assumption.

Available-for-sale debt security impairment: An available-for-sale debt security is considered impaired if its fair value is less than its amortized cost basis. If Wesbanco intends to sell or will be required to sell the investment prior to recovery of cost, the entire impairment will be recognized immediately in the Consolidated Statements of Income. If Wesbanco does not intend to sell, nor is it more likely than not that it will be required to sell impaired securities prior to the recovery of their cost, a review is conducted each quarter to determine if any portion of the impairment is due to credit losses. In estimating credit losses, Wesbanco first considers the financial condition and near-term prospects of the issuer, evaluating any credit downgrades or other indicators of a potential credit problem, the type of security, either fixed or equity, and the receipt of principal and interest according to the contractual terms. If there are no indications that the impairment is credit-related, the impairment is recognized in other comprehensive income in the Consolidated Balance Sheet. If the impairment is considered to be credit-related based on management's review of the various factors that indicate credit impairment, the amount of credit impairment is calculated using the present value of future expected cash flows. If the present value of future expected cash flows is less than the amortized cost basis of the security, a credit loss exists and an allowance for expected credit losses is recorded, limited by the total unrealized loss on the security, and is recognized in the Consolidated Statements of Income. The non-credit portion is calculated as the difference between the total unrealized loss and the credit portion of that loss and is recognized in other comprehensive income.

Loans and Loans Held for Sale — Loans originated by Wesbanco are reported at the principal amount outstanding, net of unearned income including credit valuation adjustments, unamortized deferred loan fee income and loan origination costs. Interest is accrued as earned on loans except where doubt exists as to collectability, in which case accrual of income is discontinued. Loans originated and intended for sale are carried, in aggregate, at fair value. The use of a valuation model using quoted prices of similar instruments are significant observable inputs in arriving at the fair value of loans held for sale.

Loan origination fees and direct costs are deferred and accreted or amortized into interest income, as an adjustment to the yield, over the life of the loan using the level yield method, or an approximation thereof. When a loan is paid off, the remaining unaccreted or unamortized net origination fees or costs are immediately recognized into income.

Loans are generally placed on non-accrual when they are 90 days past due, unless the loan is well-secured and in the process of collection. Loans may be returned to accrual status when a borrower has resumed paying principal and interest for a sustained period of at least six months and Wesbanco is reasonably assured of collecting the remaining contractual principal and interest. Loans are returned to accrual status at an amount equal to the principal balance of the loan at the time of non-accrual status less any payments applied to principal during the non-accrual period.

A loan is considered non-performing, based on current information and events, if it is probable that Wesbanco will be unable to collect the payments of principal and interest when due according to the original contractual terms of the loan agreement. Wesbanco recognizes interest income on non-accrual loans on the cash basis only if recovery of principal is reasonably assured. All non-accrual loans are considered non-performing loans.

Consumer loans are charged down to the net realizable value at 120 days past due for closed-end loans and 180 days past due for open-end revolving lines of credit. Residential real estate loans are charged down to the net realizable value of the collateral at 180 days past due. Commercial loans are charged down to the net realizable value when it is determined that Wesbanco will be unable to collect the principal amount in full. Loans are reclassified to other assets at the net realizable value when foreclosure or repossession of the collateral occurs. Refer to the "Other Real Estate Owned and Repossessed Assets" policy below for additional detail.

Modifications for Borrowers Experiencing Financial Difficulty ("MBEFD") — A modification of a loan for borrowers experiencing financial difficulty is applicable when the loan modification results in a direct change in the timing or amount of contractual cash flows. The most common modifications provided to borrowers experiencing financial difficulty are expected to occur in the form of principal forgiveness, interest rate reductions, other-than-insignificant-payment delays, or term extensions under ASC 310-10-50-39. Upon Wesbanco's adoption of Accounting Standards Update ("ASU") 2022-02 on January 1, 2023, Troubled Debt Restructuring ("TDR") accounting was prospectively discontinued and economic concessions for modifications occurring on or after the adoption date are no longer measured. This accounting also results in the elimination of any existing economic concession related to a loan that was previously designated as a TDR if such loan is restructured on or after January 1, 2023. Due to the elimination of economic concessions under ASU 2022-02, the standard may result in modified loans being subject to the new disclosures that would have not been considered concessions and not treated as TDRs.

When determining whether a debtor is experiencing financial difficulties, consideration is given to any known default on any of its debt or whether it is probable that the debtor would be in payment default in the foreseeable future without the modification. Other indicators of financial difficulty include whether the debtor has declared or is in the process of declaring bankruptcy, the debtor's ability to continue as a going concern, or the debtor's projected cash flow to service its debt (including principal & interest) in accordance with the contractual terms for the foreseeable future, without a modification. If the payment of principal at original maturity is primarily dependent on the value of collateral, the current value of that collateral is considered in determining whether the principal will be paid.

The modification of a loan does not increase the allowance or provision for credit losses unless the loan is extended, or the loans are commercial loans that are individually evaluated for impairment, in which case a specific reserve is established pursuant to GAAP. Portfolio segment loss history is the primary factor for establishing the allowance for residential real estate, home equity and consumer MBEFDs.

Non-accrual loans that are restructured remain on non-accrual, but may move to accrual status after they have performed according to the restructured terms for a period of time. MBEFDs on accrual status generally remain on accrual as long as they continue to perform in accordance with their modified terms. MBEFDs may also be placed on non-accrual if they do not perform in accordance with the restructured terms. Loans may be removed from MBEFD status after they have performed according to the renegotiated terms for a period of time.

Acquired Loans— Loans acquired in connection with acquisitions are recorded at their acquisition-date fair value and are classified into two categories; purchased financial instruments with more than insignificant credit deterioration ("PCD") loans, and loans with insignificant credit deterioration ("non-PCD"). PCD loans are defined as a loan or group of loans that have experienced more than insignificant credit deterioration since origination. Non-PCD loans will have an allowance established on acquisition date, which is recognized in the current period provision for credit losses. For PCD loans, an allowance is recognized on day 1 by adding it to the fair value of the loan, which is the "Day 1 amortized cost". In accordance with day 1 purchase accounting, there is no credit loss expense recognized on PCD loans because the initial allowance is established by grossing-up the amortized cost of the PCD loans. Subsequently, changes to the allowance on PCD loans are recorded through the provision. Determining the fair value of the acquired loans involves estimating the principal and interest cash flows expected to be collected on the loans. Management considers a number of factors in evaluating the acquisition-date fair value including the remaining life of the acquired loans, delinquency status, estimated prepayments, payment options and other loan features, internal risk grade, estimated value of the underlying collateral and interest rate environment.

PCD loans are accounted for in accordance with Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses – Measure at Amortized Cost*, if, at acquisition, the loan or pool of loans has experienced more-than-insignificant credit deterioration since origination. At acquisition, Wesbanco considers several factors as indicators that an acquired loan or pool of loans has experienced more-than-insignificant credit deterioration. These factors primarily include loans with an internal non-pass (criticized and classified) risk rating and loans classified as non-accrual.

Under ASC 326-20, a group of loans with similar risk characteristics can be assessed to determine if the pool of loans is PCD. However, if a loan does not have similar risk characteristics as any other acquired loan, the loan is individually assessed to determine if it is PCD. In addition, the initial allowance related to acquired loans can be estimated for a pool of loans if the loans have similar risk characteristics. Even if the loans were individually assessed to determine if they were PCD, they can be grouped together in the initial allowance calculation if they share similar risk characteristics. The initial allowance calculation for PCD loans is calculated as the expected contractual cash shortfalls. If a PCD loan has an unfunded commitment at acquisition, the initial allowance for credit losses calculation reflects only the expected credit losses associated with the funded portion of the PCD loan. Expected credit losses associated with the unfunded commitment are included in the initial measurement of the commitment.

For PCD loans, the non-credit discount or premium is allocated to individual loans as determined by the difference between the loan's amortized cost basis and the unpaid principal balance. The non-credit premium or discount is recognized into interest income on a level yield basis over the remaining expected life of the loan. For non-PCD loans, the interest and credit discount or premium is allocated to individual loans as determined by the difference between the loan's amortized cost basis and the unpaid principal balance. The premium or discount is recognized into interest income on a level yield basis over the remaining expected life of the loan.

Allowance for Credit Losses— The allowance for credit losses specific to loans reduces the loan portfolio to the net amount expected to be collected, representing the lifetime expected losses at the initial origination date. Similarly, an allowance for unfunded loan commitments, which is recorded in other liabilities, represents expected losses on unfunded commitments. Fluctuations in the allowance for credit losses specific to loans, the allowance for unfunded loan commitments, and the allowance for held-to-maturity debt securities are recognized in the provision for credit losses on the consolidated statement of operations. The allowance incorporates forward-looking information and applies a reversion methodology beyond the reasonable and supportable forecast. The allowance is increased by a provision charged to operating expense and reduced by charge-offs, net of recoveries. Management evaluates the appropriateness of the allowance at least quarterly. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change from period to period.

The allowance for credit loss calculation specific to loans is based on the loan's amortized cost basis, which is comprised of the unpaid principal balance of the loan, deferred loan fees (costs) and acquired premium (discount) minus any write-downs. Wesbanco made an accounting policy election to exclude accrued interest from the measurement of the allowance for credit losses because the Company has a policy in place to reverse or write-off accrued interest when a loan is placed on non-accrual, and also Wesbanco made an accounting policy election to reverse accrued interest deemed uncollectible as a reversal of interest income. However, Wesbanco is reserving, as part of the allowance for credit losses, for accrued interest on loan modifications under the CARES Act due to the nature and timing of these deferrals.

The allowance for credit losses reflects the risk of loss on the loan portfolio. To appropriately measure expected credit losses, management disaggregates the loan portfolio into pools of similar risk characteristics. The Company utilizes a PD and LGD approach to calculate the expected loss for each segment, which is then discounted to net present value. PD is the probability the asset will default within a given timeframe and LGD is the percentage of the assets not expected to be collected due to default. The primary macroeconomic drivers of the quantitative model include forecasts of national unemployment and interest rate spreads, as well as modeling adjustments for changes in prepayment speeds, portfolio mix and loan growth. Management relies on macroeconomic forecasts obtained from various reputable third party sources. These forecasts can range from one to two years, depending upon the facts and circumstances of the current state of the economy, portfolio segment and management's judgment of what can be reasonably supported. The model reversion period can range from immediate to three years.

The allowance for credit losses is calculated over the loan's contractual life. For term loans, the contractual life is calculated based on the maturity date. For commercial and industrial ("C&I") revolving loans with no stated maturity date, the contractual life is calculated based on the internal review date. For all other revolving loans, the contractual life is based on either the estimated maturity date or a default date. The contractual term does not include expected extensions, renewals or modifications.

The loan portfolio is segmented based on the risk profiles of the loans. Commercial loans are segmented between commercial real estate ("CRE"), which are collateralized by real estate, and C&I, which are typically utilized for general business purposes. CRE is further segmented between land and construction ("LCD") and improved property, which are generally loans to purchase or refinance owner occupied or non-owner occupied investment properties. LCD loans have a unique risk that the developer or builder may not complete the project or not complete it on time or within budget. Improved property loans are reviewed for risk based on the underlying real estate property such as rental or owner income, appraisal value and other current lease terms, which affect debt service coverage and loan to value. Retail loans are a homogenous group, generally consisting of standardized products that are smaller in amount and distributed over a large number of individual borrowers. The group is segmented into three categories – residential real estate, HELOC and consumer.

Contractual terms are adjusted for estimated prepayments to arrive at expected cash flows. Wesbanco models term loans with an annualized "prepayment" rate. When Wesbanco has a specific expectation of differing payment behavior for a given loan, the loan may be evaluated individually. For revolving loans that do not have a principal payment schedule, a curtailment rate is factored into the cash flow.

The evaluation also considers qualitative factors such as economic trends and conditions, which includes levels of regional unemployment, real estate values and the impact on specific industries and geographical markets, changes in lending policies and underwriting standards, delinquency and other credit quality trends, concentrations of credit risk, if any, the results of internal loan reviews and examinations by bank regulatory agencies pertaining to the allowance for credit losses. Management relies on observable data from internal and external sources to the extent it is available to evaluate each of these factors and adjusts the model's quantitative results to reflect the impact these factors may have on probable losses in the portfolio.

Commercial loans, including CRE and C&I that have unique characteristics, are tested individually for estimated credit losses. Specific reserves are established when appropriate for such loans based on the net present value of expected future cash flows of the loan or the estimated realizable value of the collateral, if any. The present value of expected future cash flows are discounted at the loan's effective interest rate. The effective interest rate on a loan is the rate of return implicit in the loan, the loan's observable market price, or the fair value of the collateral discounted by the estimated selling expenses, if the loan is collateral dependent. Wesbanco chooses the appropriate measurement method on a loan by loan basis for an individually evaluated loan, except for collateral dependent loans for which foreclosure of the collateral is probable. A loan is collateral dependent if repayment of the loan is to be provided solely by the underlying collateral. If the Bank determines that foreclosure of the collateral is probable, ASC 326-20 requires that the expected credit loss be based on the difference between the current fair value of the collateral and the amortized cost basis of the financial asset. At this point, the loan would either be charged down or adequately reserved.

Management may also adjust its assumptions to account for differences between expected and actual losses from period to period. The variability of management's assumptions could alter the level of the allowance for credit losses and may have a material impact on future results of operations and financial condition. The loss estimation models and methods used to determine the allowance for credit losses are continually refined and enhanced.

Premises and Equipment— Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated economic useful lives of the leased assets or the remaining terms of the underlying leases. Useful lives range from 3 to 10 years for furniture and equipment, 15 to 39 years for buildings and building improvements, and 15 years for land improvements. Maintenance and repairs are expensed as incurred while major improvements that extend the useful life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.

Operating leases are recorded as a right of use ("ROU") asset and operating lease liability, included in premises and equipment, net and other liabilities, respectively. Operating lease ROU assets represent the right to use an underlying asset during the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the lease commencement date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded primarily in net occupancy expense in the consolidated statements of income.

Other Real Estate Owned and Repossessed Assets— Other real estate owned and repossessed assets, which are considered available-for-sale and are reported in other assets, are carried at the lower of cost or their estimated current fair value, less estimated costs to sell. Other real estate owned consists primarily of properties acquired through, or in lieu of, foreclosure. Repossessed collateral primarily consists of automobiles and other types of collateral acquired to satisfy defaulted consumer loans. Subsequent declines in fair value, if any, income and expense associated with the management of the collateral, and gains or losses on the disposition of these assets are recognized in the Consolidated Statements of Income in non-interest income. Refer to Note 14, "Revenue Recognition" for further detail.

Goodwill and Other Intangible Assets— Wesbanco accounts for business combinations using the acquisition method of accounting. Accordingly, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest of an acquired business are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value recorded as goodwill. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability.

Goodwill is not amortized but is evaluated for impairment annually, or more often if events or circumstances indicate it may be impaired. Finite-lived intangible assets, which consist primarily of core deposit and customer list intangibles (long-term customer-relationship intangible assets) are amortized using straight-line and accelerated methods over their weighted-average estimated useful lives, ranging from ten to sixteen years in total, and are tested for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Non-compete agreements are recognized in other assets on the balance sheet and are amortized on a straight-line basis over the life of the respective agreements, ranging from one to four years.

Goodwill is evaluated for impairment by either assessing qualitative factors to determine whether it is necessary to perform the goodwill impairment test, or Wesbanco may elect to perform a quantitative goodwill impairment test. Under the qualitative assessment, Wesbanco assesses qualitative factors to determine whether it is more likely than not that the fair value of its reporting units are less than their carrying amounts, including goodwill. If it is more likely than not, the goodwill impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The estimated fair value of each reporting unit is compared to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, the goodwill of that reporting unit is not considered impaired, and no impairment loss is recognized. However, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized based on the excess of a reporting unit's carrying value over its fair value.

Intangible assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset with a finite useful life is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the fair value of the asset. Wesbanco does not have any indefinite-lived intangible assets.

Bank-Owned Life Insurance— Wesbanco has purchased life insurance policies on certain executive and other officers. Wesbanco receives the cash surrender value of each policy upon its termination or benefits are payable upon the death of the insured. These policies are recorded in the Consolidated Balance Sheets at their net cash surrender value. Changes in net cash surrender value are recognized in non-interest income in the Consolidated Statements of Income. Adjustments to cash surrender value and death benefits received, if recognized as income, are currently tax-exempt.

Interest Rate Lock Commitments— In order to attract potential home borrowers, Wesbanco offers interest rate lock commitments ("IRLC") to such potential borrowers. IRLC are generally for sixty days and guarantee a specified interest rate for a loan if underwriting standards are met, but the commitment does not obligate the potential borrower to close on the loan. Accordingly, some IRLC expire prior to the funding of the related loan. For IRLC issued in connection with potential loans intended for sale, which consist primarily of originated longer-term fixed rate residential home mortgage loans that qualify for secondary market sale, the Bank enters into positions of forward month mortgage-backed securities to be announced ("TBA") contracts on a mandatory basis or on a one-to-one forward sales contract on a best efforts basis.

A mortgage loan sold on a mandatory basis to the secondary market is considered sold when the mortgage loan is funded. Wesbanco enters into TBA contracts in order to control interest rate risk during the period between the IRLC and the sale of the mortgage loan. The IRLC is executed between the mortgagee and Wesbanco, and the forward TBA contract is executed between Wesbanco and a counterparty. Both the IRLC and the forward TBA contract are considered derivatives. A mortgage loan sold on a best efforts basis is locked into a forward sales contract on the same day as the IRLC to control interest rate risk during the period between the IRLC and the sale of the mortgage loan. The IRLC is executed between the mortgagee and Wesbanco, and the forward sales contract is executed between Wesbanco and a counterparty. Both the IRLC and the forward sales contract are considered derivatives. Both types of derivatives are recorded at fair value and are not designated in a qualified hedged accounting program. The changes in fair value are recorded in current earnings within mortgage banking income in the Consolidated Statements of Income. The fair value of IRLC is the gain or loss that would be realized on the underlying loans assuming exercise of the commitments under current market rates versus the rate incorporated in the commitments, taking into consideration loans cancelled prior to closing. The fair value of forward sales contracts is based on quoted market prices. Since loans typically close before receipt of funding from an investor, they are accounted for at fair value as “Loans Held for Sale” in the Consolidated Balance Sheets.

Derivative Instruments and Hedging Activities— Wesbanco records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether Wesbanco has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Wesbanco enters into back-to-back interest rate swaps and caps with commercial banking customers and then with counterparties for the offsetting interest rate swap or cap. Currently, none of Wesbanco’s derivatives are designated in qualifying hedging relationships, as the derivatives are not used to manage risks within Wesbanco’s assets or liabilities. As such, all changes in fair value of Wesbanco’s derivatives are recognized directly in earnings.

Income Taxes— The provision for income taxes included in the Consolidated Statements of Income includes both federal and state income taxes and is based on income in the financial statements, rather than amounts reported on Wesbanco’s income tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at which rates they are expected to turnaround. A test of the anticipated realizability of deferred tax assets is performed at least annually.

Fair Value— Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The ASC also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1—Quoted prices in active markets for the same security that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques where all significant assumptions are observable, either directly or indirectly, in the market;

Level 3—Valuation is generated from model-based techniques where one or more significant assumptions are not observable, either directly or indirectly, in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include use of discounted cash flow models and similar techniques.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Earnings Per Common Share— Basic earnings per common share (“EPS”) is calculated by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. For diluted EPS, the weighted-average number of shares for the period is increased by the number of shares, which would be issued assuming the exercise of in-the-money common stock options and any outstanding warrants. Time-based restricted stock shares are recorded as issued and outstanding upon their grant, rather than upon vesting, and therefore are included in the weighted-average shares outstanding due to voting rights granted at the time restricted stock is granted. Performance and market-based restricted stock shares are recorded as issued and outstanding upon their achieving the required performance or market factors. These restricted shares are included in the number of shares outstanding for diluted EPS if their performance or market factors are expected to be achieved as of the reporting date.

Trust Assets— Assets held by the Bank in fiduciary or agency capacities for its customers are not included as assets in the Consolidated Balance Sheets. Certain money market trust assets are held on deposit at the Bank and are accounted for as such.

Stock-Based Compensation— Stock-based compensation awards granted, comprised of stock options, performance and time-based restricted stock, and total shareholder return (“TSR”) awards are valued at fair value and compensation cost is recognized on a straight-line basis over the requisite service or performance period of each award. For service-based awards with graded vesting schedules, compensation expense is divided among the vesting periods with each separately vested portion of the award recognized in compensation expense on a straight-line basis over the requisite service period. For performance-based awards and TSR awards, compensation expense is recognized evenly over the performance period, based on the probability of the achievements of the performance or market conditions set forth in the plans. Upon adoption of Accounting Standards Update ("ASU") 2016-09, "Compensation-Stock Compensation (Topic 718)", Wesbanco recognizes forfeitures as they occur rather than estimating them over the life of the award.

Defined Benefit Pension Plan— Wesbanco recognizes in the statement of financial position an asset for the plan's overfunded status or a liability for the plan's underfunded status. Wesbanco recognizes fluctuations in the funded status in the year in which the changes occur through other comprehensive income. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on a fitted yield curve approach whereby the yield curve compares the expected stream of future benefit payments for the plan to high quality corporate bonds available in the marketplace to determine an equivalent discount rate. Periodic pension expense includes service costs, interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially-derived market-related value, an assumed rate of annual compensation increase, and amortization or accretion of actuarial gains and losses as well as other actuarial assumptions. The service cost component is recognized in salaries and wages and the remaining costs are recognized in employee benefits within the Company's Consolidated Statement of Income. Wesbanco utilizes a full yield curve approach in the estimation of service and interest components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The plan has been closed to new entrants since August 2007; however, benefits are still earned for those plan participants with continuing employment after August 2007. Refer to Note 13, "Employee Benefit Plans" for further detail.

Post-retirement Medical Benefit Plan— Wesbanco acquired a non-qualified supplemental retirement plan for certain key employees from Farmers Capital Bank Corp. ("FFKT"). The Plan provides lifetime medical and dental benefits upon retirement for certain employees meeting the eligibility requirement, which were amended by Wesbanco upon acquisition. Wesbanco recognizes a liability for the projected benefit obligation in the Consolidated Balance Sheets in other liabilities as this plan is unfunded until period payments are made. Wesbanco recognizes fluctuations in the projected benefit obligation through other comprehensive income. The projected benefit obligation is based on the present value of projected medical and dental obligations at an assumed discount rate. Periodic benefit expense includes service cost, interest cost based on an assumed discount rate, and amortization or accretion of actuarial gains and losses, as well as other actuarial assumptions. Refer to Note 13, "Employee Benefit Plans" for further detail.

Business Segments— Operating segments are components of a business about which separate financial information is available and evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. Wesbanco has identified Community Banking and Trust and Investment Services as its two reportable operating segments upon which the chief operating decision maker makes decisions regarding how to allocate resources and assess performance. Corporate support functions, which are generally all attributable to the parent company, do not represent a reportable segment and are presented within Corporate Other for purposes of reconciling to the consolidated financials. Management continues to evaluate all business units for separate reporting as facts and circumstances change. The accounting policies used in the disclosure of business segments are the same as those described elsewhere in the summary of significant accounting policies. The prior periods have been recast to conform to the new current period presentation and to comply with the new disclosure requirements of ASU 2023-07. For a complete overview of Wesbanco's business segments, see note 24, "Business Segments."

Recent accounting pronouncements—The Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") as noted below.

ASU 2025‑12 — Codification Improvements

In December 2025, the FASB issued ASU 2025‑12, "Codification Improvements." This Update is part of the Board's ongoing effort to address technical corrections, clarifications, and minor improvements across the FASB Accounting Standards Codification. These improvements refine the application of existing guidance, resolve inconsistencies, and improve the usability of the Codification without introducing significant changes to accounting practice or requiring substantial implementation effort. The amendments are not expected to significantly affect current practice. However, updates will be reviewed for any potential effects on accounting policies or disclosure processes.

The amendments in this Update are effective for all entities for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Consolidated Financial Statements.

ASU 2025‑11 — Interim Reporting (Topic 270): Narrow‑Scope Improvements

In December 2025, the FASB issued ASU 2025‑11, "Interim Reporting (Topic 270): Narrow‑Scope Improvements." The amendments are intended to improve the navigability and clarity of interim reporting requirements under Topic 270. The Update clarifies when Topic 270 applies, adds a comprehensive list of required interim disclosures, and introduces a disclosure principle requiring entities to disclose events occurring after the most recent annual period that have a material impact on the entity.

The Update does not expand or reduce overall interim disclosure requirements but instead compiles and organizes them to improve consistency and comparability. The guidance also clarifies form‑and‑content expectations for interim financial statements, including the use of condensed statements, and aligns GAAP with prior SEC requirements regarding material events.

The amendments are effective for interim reporting periods beginning after December 15, 2027, for public business entities and one year later for all other entities. Early adoption is permitted, with prospective or retrospective application available. The adoption of this pronouncement is not expected to have a material impact on the Consolidated Financial Statements.

ASU 2025‑10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities

In December 2025, the FASB issued ASU 2025‑10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities.” The amendments establish authoritative U.S. GAAP for the recognition, measurement, and presentation of government grants received by business entities. Historically, in the absence of explicit guidance, entities analogized to IAS 20 or ASC 958‑605, resulting in diversity in practice. ASU 2025‑10 adopts a model largely based on IAS 20, with revisions for U.S. GAAP.

Under this Update, a government grant is defined as a transfer of a monetary or tangible nonmonetary asset from a governmental body in a non‑exchange transaction. The guidance excludes transactions such as income‑tax credits under Topic 740, below‑market interest rate loans, government guarantees, contributions from nongovernmental sources, and transfers of intangible assets or services. Recognition is required when it is probable that the entity will comply with grant conditions and the grant will be received. Grants related to assets are recognized as the related costs are incurred; grants related to income are recognized as the related expenses are incurred.

The amendments are effective for public business entities for annual periods beginning after December 15, 2028, and one year later for all other entities. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Consolidated Financial Statements.

ASU 2025-09 — Derivatives and Hedging (Topic 815): Hedging Accounting Improvements

In November 2025, the FASB issued ASU 2025‑09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.” The amendments in this Update enhance and clarify several aspects of hedge accounting to better align financial reporting with the economics of an entity’s risk‑management activities. The guidance addresses key areas including similar risk assessments for groups of forecasted transactions, hedging of forecasted interest payments on “choose‑your‑rate” debt instruments, hedging of nonfinancial forecasted transactions, use of net written options as hedging instruments, and the treatment of foreign currency‑denominated debt in certain dual hedging strategies. The amendments allow a broader set of forecasted transactions to qualify for hedge accounting by focusing on “similar risk exposure” rather than requiring identical risk characteristics. Entities must evaluate this criterion at hedge inception and on an ongoing basis, using qualitative assessments where appropriate.

The amendments in this Update are effective for public business entities for annual periods beginning after December 15, 2026, and one year later for all other entities. Early adoption is permitted. Adoption is prospective, with transition provisions available to facilitate migration of existing hedging relationships. The adoption of this pronouncement is not expected to have a material impact on the Consolidated Financial Statements.

ASU 2025-08 — Financial Instruments—Credit Losses (Topic 326): Purchased Loans

In November 2025, the FASB issued ASU 2025‑08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans.” The amendments in this update make significant changes to the accounting for certain acquired seasoned loans subject to CECL. The Board decided not to change the existing models for originated assets, PCD assets or other acquired assets.

Under the ASU, the initial allowance for credit losses recorded upon the acquisition of loans in scope is recognized as an adjustment to the amortized cost basis of the loan–similar to the PCD model. For these loans, the “day-one” credit loss estimate does not impact earnings immediately but rather is amortized over time as an adjustment to interest income. Subsequent changes in the allowance for credit losses are reported in earnings within credit loss expense.

The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and are to be applied prospectively to loans acquired on or after the date of adoption. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Consolidated Financial Statements.

ASU 2025-07 — Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606).” The amendments in this Update apply to all entities that enter into non exchange-traded contracts with underlyings based on operations or activities specific to one of the parties to the contract. The amendments in this Update exclude from derivative accounting non exchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer's own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity's Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Consolidated Financial Statements.

ASU 2025-05 — Financial Instruments—Credit Losses (Topic 326)

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326)." The amendments provide (1) all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 and (2) entities other than public business entities with an accounting policy election for those same asset classes. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The adoption of this pronouncement did not have a material impact on the Consolidated Financial Statements.

ASU 2025-01 & 2024-03 — Income Statement — Reporting Comprehensive Income –Expense Disaggregation Disclosures (Subtopic 220-40)

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures." The amendments in this Update improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This information is generally not presented in the financial statements today. For Wesbanco, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Consolidated Financial Statements, but is expected to result in additional disclosures and potential changes to the line items on the Consolidated Statement of Income.

In January 2025, the FASB issued ASU 2025-01, "Income Statement — Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)." The amendment in this Update amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted.

ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740)." The amendments in this Update related to the rate reconciliation and income taxes paid disclosures and are designed to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. For Wesbanco, the amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The adoption of this pronouncement did not have a material impact on the Consolidated Financial Statements but has resulted in additional disclosures within the Notes to the Consolidated Financial Statements related to income taxes. Please refer to Footnote 16, "Income Taxes" for additional information.

NOTE 2. MERGERS AND ACQUISITIONS

On February 28, 2025, Wesbanco completed its acquisition of Premier Financial Corp. ("PFC"), a bank holding company headquartered in Defiance, OH. On the acquisition date, PFC had approximately $7.9 billion in assets, excluding goodwill and intangible assets, which included approximately $5.9 billion in portfolio loans and $1.2 billion in investment securities. The PFC acquisition was valued at $1.0 billion, based on Wesbanco's closing stock price per share on February 28, 2025 of $35.07, and resulted in all of PFC's common shares outstanding immediately prior to the effectiveness of the acquisition, as well as certain of PFC's outstanding equity awards, converting into the right to receive 28,738,104 shares of Wesbanco common stock in the aggregate, of which 20,316,670 were newly issued shares and 8,421,434 were treasury shares. Following completion of the acquisition, PFC shareholders represent approximately 30% of the voting interests in Wesbanco. With the acquisition of PFC, Wesbanco acquired 73 branches and increased its market share in Ohio, while expanding into contiguous markets in northwestern Ohio and Michigan. The assets and liabilities of PFC were recorded on Wesbanco's balance sheets at their estimated fair values as of February 28, 2025, the acquisition date, and PFC's results of operations have been included in Wesbanco's Consolidated Statements of Income since that date. Based on the purchase price allocation, Wesbanco recorded $485.5 million in goodwill and $136.0 million in core deposit intangibles in its Community Banking segment, and $6.9 million in customer list intangibles in its Trust and Investment Services segment, which reflects the expected synergies and economies of scale resulting from the acquisition. None of the goodwill is deductible for income tax purposes as the acquisition is accounted for as a tax-free exchange for tax purposes. As a result of the integration of the operations of PFC, it is not practicable to determine revenue or net income included in Wesbanco’s operating results relating to PFC since the date of acquisition, as PFC's results cannot be separately identified. For the year ended December 31, 2025, Wesbanco recorded merger-related expenses of $56.8 million associated with the PFC acquisition.

The final purchase price of the PFC acquisition and resulting goodwill is summarized as follows:

(in thousands)	February 28, 2025
Fair value of Wesbanco shares issued	$ 1,007,845
Cash consideration for outstanding PFC shares	138
Total purchase price	$ 1,007,983
Fair value of:	
Tangible assets acquired	$ 7,753,638
Core deposit and other intangible assets acquired	142,912
Liabilities assumed	(7,574,687)
Net cash received in the acquisition	200,592
Fair value of net assets acquired	522,455
Goodwill recognized	$ 485,528

The PFC acquisition was accounted for under the acquisition method of accounting. Assets acquired and liabilities assumed in the acquisition were recorded at their respective acquisition date estimated fair values. These estimates were recorded based on valuations available at the acquisition date. In many cases, the determination of fair value required management to make estimates about discount rates, expected future cash flows, market conditions and other future events that are highly subjective in nature and subject to change.

The following table presents the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed:

(in thousands)	February 28, 2025	
Total merger consideration		**$ 1,007,983**
Fair value of assets acquired		
Cash and due from banks	**$ 200,592**	
Equity securities	**14,601**	
Available-for-sale debt securities	**1,149,980**	
Loans held for sale	**169,607**	
Net portfolio loans	**5,890,376**	
Premises and equipment	**63,137**	
Accrued interest receivable	**33,762**	
Intangible assets	**142,912**	
Bank-owned life insurance	**186,736**	
Deferred taxes	**110,539**	
Other assets	**134,900**	
Total assets acquired	**$ 8,097,142**	
Fair value of liabilities assumed		
Deposits	**$ 6,873,446**	
FHLB borrowings	**502,028**	
Subordinated debt and junior subordinated debt	**80,606**	
Accrued interest payable	**3,620**	
Other liabilities	**114,987**	
Total liabilities assumed	**$ 7,574,687**	
Net assets acquired		**$ 522,455**
Goodwill		**$ 485,528**

The following table presents the changes in the allocation of the purchase price of the assets acquired and the liabilities assumed at the date of the acquisition initially reported:

(in thousands)	February 28, 2025
Preliminary goodwill initially recognized	**$ 483,397**
Change in fair value of net assets acquired:	
Assets	
Loans held for sale	**(29,364)**
Net portfolio loans	**38,253**
Intangible assets	**(8,602)**
Deferred tax assets	**11,361**
Premises and equipment	**(254)**
Accrued income and other assets	**640**
Liabilities	
Accrued expenses and other liabilities	**(14,165)**
Fair value of net assets acquired	**$ (2,131)**
Increase in goodwill recognized	**2,131**
Final goodwill recognized	**$ 485,528**

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above.

<u>Cash and due from banks</u> – The carrying amount of these items is a reasonable estimate of their fair value based on the short-term nature of these assets.

<u>Investment securities</u> – The fair value of equity securities are determined by obtaining quoted prices on nationally recognized securities exchanges. The fair value of available-for-sale debt securities are determined by obtaining quoted prices or by using matrix

pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other similar securities. Valuations of positions that are not traded in active markets, which consist of certain specific private placement municipal debt issues, are generated using assumptions not observable in the market or management's best estimate for which the credit quality and discount rate must be estimated. The actual sales prices of securities were used as the fair value for those securities sold in March 2025, immediately following the acquisition date, rather than the quoted market price as sales prices were determined to be the best indicator of fair value as of the acquisition date.

Loans held for sale – Commercial loans in the loans held for sale portfolio were recorded at fair value based on estimated bids from third parties. For residential loans held for sale, the use of a valuation model using quoted prices of similar instruments were significant inputs in arriving at the fair value.

Net portfolio loans – A valuation of the portfolio loans was performed by a third party as of the acquisition date to assess the fair value. The portfolio was segmented into three groups, including performing purchased credit deteriorated ("PCD") loans, non-accrual PCD loans and non-PCD loans. The loans were further pooled based on loan type and interest rate terms. The non-PCD loans were valued at the pool level using a discounted cash flow methodology. The methodology included projecting cash flows based on the contractual terms of the loans and the cash flows were adjusted to reflect credit loss expectations along with prepayments. Discount rates were developed based on the relative risk of the cash flows, taking into consideration the loan type, market rates as of the valuation date, recent originations in the portfolio, credit loss expectations, and liquidity expectations. Lastly, cash flows adjusted for credit loss expectations were discounted to present value and summed to arrive at the fair value of the loans.

Loans acquired in the PFC acquisition were reviewed to identify any that had experienced a more-than-insignificant deterioration in credit quality since origination. Loans that met established criteria indicating such deterioration are classified as PCD loans. These loans are recorded at the purchase price net of expected allowance for credit losses at the time of acquisition. In addition, a non-credit discount or premium is allocated to the PCD loans based on a valuation by a third-party specialist. Under this method, the acquired PCD loans do not incur a provision for credit losses affecting net income at acquisition. However, changes to the allowance for these PCD loans in subsequent periods would be recognized through the provision for credit losses.

Of the $5.9 billion in loans held for investment acquired from PFC, $5.7 billion were identified as non-PCD and $0.2 billion were identified as PCD. The non-PCD loans have an unpaid principal balance of $6.0 billion and interest and credit marks that total $0.3 billion. The PCD loans are summarized in the following table:

(in thousands)		
Unpaid principal balance of acquired PCD loans	$	**261,098**
Allowance on PCD at acquisition		**(22,226)**
Non-credit discount on PCD		**(19,453)**
Fair value price of PCD loans	$	**219,419**

Premises and equipment - The fair values of premises are based on a market approach by obtaining third-party appraisals and broker opinions of value for land, office and branch space.

Core deposit intangible – The core deposit intangible represents the low cost of funding acquired core deposits provide relative to the Company's marginal cost of funds. The fair value was estimated based on a cost savings methodology that gave consideration to expected customer attrition rates, net maintenance cost of the deposit base, interest costs associated with customer deposits, and the alternative cost of funds. The estimated fair value was grossed-up for the expected tax amortization benefit. The intangible asset is being amortized over 10 years using an accelerated method, based upon the period over which estimated economic benefits are estimated to be received.

Deposits – The fair values used for demand, savings and money market deposits are equal to the amount payable on demand at the acquisition date. The fair value of time deposits is estimated by discounting the estimated future cash flows using current rates offered for deposits with similar remaining maturities.

FHLB Borrowings – The fair value of Federal Home Loan Bank ("FHLB") advances is estimated by discounting the estimated future cash flows using rates currently available to the Company for debt with similar remaining maturities.

Subordinated debt and junior subordinated debt – The fair value of subordinated debt and junior subordinated debt is estimated by discounting the estimated future cash flows by using comparable corporate bond indices and swap rates from the financial services sector and factoring in the applicable credit spreads and optional early redemption provisions.

The operating results of the Company include the operating results produced by the acquired assets and assumed liabilities in the acquisition for the period March 1, 2025 to December 31, 2025.

The following table presents unaudited pro forma information as if the acquisition had occurred on January 1, 2024. The pro forma adjustments give effect to any change in interest income due to the accretion of the discount associated with the fair value adjustments to acquired loans, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustment to acquired interest-bearing deposits, borrowings and long-term debt and the amortization of the core deposit intangible that would have resulted had the deposits been acquired as of January 1, 2024. The pro forma information is not indicative of what would have occurred had the acquisition occurred as of the beginning of the year prior to the acquisition date. The pro forma amounts below do not reflect any adjustments to the provision for credit losses for acquired loans, or the Company's expectations as of the date of the pro forma information of further operating cost savings and other business synergies expected to be achieved, including revenue growth as a result of the acquisition. As a result, actual amounts differed from the unaudited pro forma information presented.

	For the Years Ended December 31,	
(in thousands)	**2025 (1)**	**2024 (2)**
Net interest income	**$ 805,469**	**$ 761,392**
Non-interest income	**181,296**	**178,194**
Net income	**$ 267,697**	**$ 257,717**

(1) Includes the net impact of after-tax purchase accounting accretion adjustments from the PFC acquisition totaling $31.1 million for the year ended December 31, 2025.
(2) Includes the net impact of after-tax purchase accounting accretion adjustments from the PFC acquisition totaling $44.9 million for the year ended December 31, 2024.

NOTE 3. EARNINGS PER COMMON SHARE

Earnings per common share are calculated as follows:

(in thousands, except shares and per share amounts)	For the Years Ended December 31,		
	2025	**2024**	**2023**
Numerator for both basic and diluted earnings per common share:			
Net income available to common shareholders	**$ 202,564**	$ 141,385	$ 148,907
Denominator:			
Total average basic common shares outstanding	**90,896,991**	62,589,406	59,303,210
Effect of dilutive stock options and other stock compensation	**137,103**	64,151	124,779
Total average diluted common shares outstanding	**91,034,094**	62,653,557	59,427,989
Earnings per common share—basic	**$ 2.23**	$ 2.26	$ 2.51
Earnings per common share—diluted	**2.23**	2.26	2.51

As of December 31, 2025, 2024 and 2023, 364,286, 454,126 and 594,017 options, respectively, to purchase shares were not included in the diluted shares calculation because the exercise price was greater than the average market price of a common share and, therefore, the effect would be antidilutive.

As of December 31, 2025, 2024 and 2023, 16,500, 0 and 24,000 shares, respectively, were estimated to be awarded under the active TSR plans and were included in the diluted shares calculation.

In addition, performance-based restricted stock compensation totaling 66,439, 17,550 and 68,833 shares were estimated to be awarded as of December 31, 2025, 2024 and 2023, respectively, and were included in the diluted shares calculation.

As previously disclosed, in conjunction with the announcement of the acquisition of PFC, on August 1, 2024, Wesbanco issued 7,272,728 shares of common stock to complete a $200 million common equity capital raise. This equity issuance was primarily to support the pro-forma bank's balance sheet and regulatory capital ratios. As well, 28,738,104 shares were needed as merger consideration to complete the PFC acquisition on February 28, 2025. To accomplish this, Wesbanco used 8,421,434 shares of Treasury stock and 20,316,670 newly-issued common shares. These shares are included in average shares outstanding beginning on those dates mentioned. For additional information relating to the PFC acquisition, refer to Note 2, "Mergers and Acquisitions."

NOTE 4. SECURITIES

The following table presents the fair value and amortized cost of available-for-sale and held-to-maturity debt securities:

(in thousands)	December 31, 2025				December 31, 2024			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Available-for-sale debt securities								
U.S. Treasury	**$ 196,586**	**$ 271**	**$ —**	**$ 196,857**	$ 146,113	$ 63	$ (63)	$ 146,113
U.S. Government sponsored entities and agencies	**243,408**	**212**	**(20,623)**	**222,997**	224,944	—	(30,702)	194,242
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**2,771,608**	**15,149**	**(176,309)**	**2,610,448**	1,850,284	245	(257,088)	1,593,441
Commercial mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**66,043**	**233**	**(2,661)**	**63,615**	235,873	51	(4,142)	231,782
Asset backed securities	**69,095**	**45**	**(205)**	**68,935**				
Obligations of states and political subdivisions	**74,738**	**412**	**(1,962)**	**73,188**	71,919	25	(3,324)	68,620
Corporate debt securities	**51,334**	**1,015**	**(57)**	**52,292**	11,974	—	(100)	11,874
Total available-for-sale debt securities	**$ 3,472,812**	**$ 17,337**	**$ (201,817)**	**$ 3,288,332**	$ 2,541,107	$ 384	$ (295,419)	$ 2,246,072
Held-to-maturity debt securities								
U.S. Government sponsored entities and agencies	**$ 2,341**	**$ —**	**$ (134)**	**$ 2,207**	$ 2,988	$ —	$ (260)	$ 2,728
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**27,014**	**2**	**(1,547)**	**25,469**	32,803	—	(2,754)	30,049
Obligations of states and political subdivisions	**1,100,788**	**2,137**	**(96,687)**	**1,006,238**	1,098,957	164	(143,130)	955,991
Corporate debt securities	**1,971**	**72**	**—**	**2,043**	18,158	—	(109)	18,049
Total held-to-maturity debt securities (1)	**$ 1,132,114**	**$ 2,211**	**$ (98,368)**	**$ 1,035,957**	$ 1,152,906	$ 164	$ (146,253)	$ 1,006,817
Total debt securities	**$ 4,604,926**	**$ 19,548**	**$ (300,185)**	**$ 4,324,289**	$ 3,694,013	$ 548	$ (441,672)	$ 3,252,889

(1) Total held-to-maturity debt securities are presented on the balance sheet net of their allowance for credit losses totaling $0.2 million and $0.1 million at December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024 there were no holdings of any one issuer, other than U.S. government sponsored entities and its agencies, in an amount greater than 10% of Wesbanco's shareholders' equity.

Equity securities, of which $28.2 million consist of investments in various mutual funds held in grantor trusts formed in connection with the Company's deferred compensation plan, are recorded at fair value and totaled $30.8 million and $13.4 million at December 31, 2025 and 2024, respectively.

The following table presents the amortized cost and fair value of available-for-sale and held-to-maturity debt securities by contractual maturity at December 31, 2025. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay debt obligations with or without prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations are classified in the table below based on their contractual maturity date; however, regular principal payments and prepayments of principal are received on a monthly basis.

(in thousands)	Amortized Cost	Fair Value
Available-for-sale debt securities		
Less than one year	**$ 206,834**	**$ 207,044**
1-5 years	**222,295**	**216,244**
5-10 years	**372,985**	**349,563**
Over 10 years	**2,670,698**	**2,515,481**
Total available-for-sale debt securities	**$ 3,472,812**	**$ 3,288,332**
Held-to-maturity debt securities		
Less than one year	**$ 17,507**	**$ 17,512**
1-5 years	**242,235**	**238,293**
5-10 years	**565,542**	**515,215**
Over 10 years	**306,830**	**264,937**
Total held-to-maturity debt securities	**$ 1,132,114**	**$ 1,035,957**
Total debt securities	**$ 4,604,926**	**$ 4,324,289**

Securities with an aggregate fair value of $2.8 billion and $2.2 billion at December 31, 2025 and 2024, respectively, were pledged as security for public and trust funds, and securities sold under agreements to repurchase. Proceeds from the sale of available-for-sale securities were $961.6 million and $31.0 million for the years ended December 31, 2025 and 2023, respectively. There were no sales of available-for-sale securities for the year ended December 31, 2024. Net unrealized losses on available-for-sale securities included in accumulated other comprehensive income, net of tax, as December 31, 2025, 2024, and 2023 were $139.5 million, $223.8 million and $233.2 million, respectively.

The following table presents the gross realized gains and losses on sales and calls of available-for-sale and held-to-maturity debt securities, as well as gains and losses on equity securities from both sales and market adjustments for the years ended December 31, 2025, 2024 and 2023, respectively. All gains and losses presented in the table below are included in the net securities gains (losses) line item of the income statement. For those equity securities relating to the key officer and director deferred compensation plan, the corresponding change in the obligation to the participant is recognized in employee benefits expense.

	For the Years Ended December 31,		
(in thousands)	2025	2024	2023
Debt securities:			
Gross realized gains	**$ 496**	$ —	$ 65
Gross realized losses	**(423)**	(35)	(302)
Net (losses) gains on debt securities	**$ 73**	$ (35)	$ (237)
Equity securities:			
Unrealized gains (losses) recognized on securities still held	**$ 3,306**	$ 1,443	$ 1,137
Net gains (losses) on equity securities	**$ 3,306**	$ 1,443	$ 1,137
Net securities gains (losses)	**$ 3,379**	$ 1,408	$ 900

The corporate and municipal bonds in Wesbanco's held-to-maturity debt portfolio are analyzed quarterly to determine if an allowance for current expected credit losses is warranted. Wesbanco uses a database of historical financials of all corporate and municipal issuers and actual historic default and recovery rates on rated and non-rated transactions to estimate expected credit losses on an individual security basis. The expected credit losses are adjusted quarterly and are recorded in an allowance for expected credit losses on the balance sheet, which is deducted from the amortized cost basis of the held-to-maturity portfolio as a contra asset. The losses are recorded on the income statement in the provision for credit losses. Accrued interest receivable on held-to-maturity securities, which was $8.2 million and $8.4 million as of December 31, 2025 and 2024, respectively, is excluded from the estimate of credit losses. Held-to-maturity investments in U.S. Government sponsored entities and agencies as well as mortgage-backed securities and collateralized mortgage obligations, which are all either issued by a direct governmental entity or a government-sponsored entity, have no historical evidence supporting expected credit losses; therefore, Wesbanco has estimated these losses at zero, and will monitor this assumption in the future for any economical or governmental policies that could affect this assumption.

The following table provides a roll-forward of the allowance for credit losses on held-to-maturity securities for the years ended December 31, 2025, 2024 and 2023, respectively:

(in thousands)	Allowance for Credit Losses By Category For the Years Ended December 31, 2025, 2024 and 2023		
	Obligations of state and political subdivisions	**Corporate debt Securities**	**Total**
Beginning balance at January 1, 2025	**$ 124**	**$ 22**	**$ 146**
Current period provision	**31**	**(9)**	**22**
Write-offs	**—**	**—**	**—**
Recoveries	**—**	**—**	**—**
Ending balance at December 31, 2025	**$ 155**	**$ 13**	**$ 168**
Beginning balance at January 1, 2024	$ 160	$ 32	$ 192
Current period provision	(36)	(10)	(46)
Write-offs	—	—	—
Recoveries	—	—	—
Ending balance at December 31, 2024	$ 124	$ 22	$ 146
Beginning balance at January 1, 2023	$ 167	$ 53	$ 220
Current period provision	(7)	(21)	(28)
Write-offs	—	—	—
Recoveries	—	—	—
Ending balance at December 31, 2023	$ 160	$ 32	$ 192

The following tables provide information on unrealized losses on available-for-sale debt securities that have been in an unrealized loss position for less than twelve months and twelve months or more, for which an allowance for credit losses has not been recorded as of December 31, 2025 and 2024, respectively:

	December 31, 2025								
	Less than 12 months			12 months or more			Total		
(dollars in thousands)	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities
U.S. Treasury	**$ —**	**$ —**	**—**	**$ —**	**$ —**	**—**	**$ —**	**$ —**	**—**
U.S. Government sponsored entities and agencies	**8,252**	**(109)**	**3**	**189,841**	**(20,514)**	**42**	**198,093**	**(20,623)**	**45**
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**245,766**	**(1,340)**	**59**	**1,307,219**	**(174,969)**	**430**	**1,552,985**	**(176,309)**	**489**
Commercial mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**—**	**—**	**—**	**48,325**	**(2,661)**	**18**	**48,325**	**(2,661)**	**18**
Obligations of states and political subdivisions	**4,168**	**(124)**	**8**	**23,806**	**(1,838)**	**33**	**27,974**	**(1,962)**	**41**
Asset Backed Securities	**58,042**	**(205)**	**11**	**—**	**—**	**—**	**58,042**	**(205)**	**11**
Corporate debt securities	**11,050**	**(55)**	**8**	**5,484**	**(2)**	**2**	**16,534**	**(57)**	**10**
Total temporarily impaired securities	**$ 327,278**	**$ (1,833)**	**89**	**$ 1,574,675**	**$ (199,984)**	**525**	**$ 1,901,953**	**$ (201,817)**	**614**

	December 31, 2024								
	Less than 12 months			12 months or more			Total		
(dollars in thousands)	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities
U.S. Treasury	$ 48,846	$ (63)	2	$ —	$ —	—	$ 48,846	$ (63)	2
U.S. Government sponsored entities and agencies	—	—	—	194,242	(30,702)	43	194,242	(30,702)	43
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	149,466	(1,742)	32	1,408,115	(255,346)	447	1,557,581	(257,088)	479
Commercial mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	9,919	(7)	1	193,085	(4,135)	50	203,004	(4,142)	51
Obligations of states and political subdivisions	10,728	(133)	8	48,038	(3,191)	84	58,766	(3,324)	92
Corporate debt securities	4,479	(21)	4	7,395	(79)	2	11,874	(100)	6
Total temporarily impaired securities	$ 223,438	$ (1,966)	47	$ 1,850,875	$ (293,453)	626	$ 2,074,313	$ (295,419)	673

Unrealized losses on debt securities in the tables above represent temporary fluctuations resulting from changes in market rates in relation to fixed yields. Unrealized losses in the available-for-sale portfolio are accounted for as an adjustment, net of taxes, to other comprehensive income in shareholders' equity. Wesbanco does not believe the securities presented above are impaired due to reasons of credit quality, as substantially all debt securities are rated above investment grade and all are paying principal and interest according to their contractual terms. Wesbanco does not intend to sell, nor is it more likely than not that it will be required to sell, loss position securities prior to recovery of their cost, and therefore, management believes the unrealized losses detailed above do not require an allowance for credit losses relating to these securities to be recognized.

Securities that do not have readily determinable fair values and for which Wesbanco does not exercise significant influence are carried at cost. Cost method investments consist primarily of FHLB stock totaling $58.5 million and $48.2 million at December 31, 2025 and 2024, respectively, and are included in other assets in the Consolidated Balance Sheets. Cost method investments are evaluated for impairment whenever events or circumstances suggest that their carrying value may not be recoverable.

NOTE 5. LOANS AND THE ALLOWANCE FOR CREDIT LOSSES

The recorded investment in loans is presented in the Consolidated Balance Sheets net of deferred loan fees and costs, and discounts on purchased loans. Net deferred loan costs were $13.9 million at December 31, 2025 and $11.9 million at December 31, 2024. The un-accreted discount on purchased loans from acquisitions was $302.4 million at December 31, 2025 and $10.5 million at December 31, 2024.

(in thousands)	December 31, 2025	December 31, 2024
Commercial real estate:		
Land and construction	**$ 1,783,637**	$ 1,352,083
Improved property	**9,155,197**	5,974,598
Total commercial real estate	**10,938,834**	7,326,681
Commercial and industrial	**2,863,893**	1,787,277
Residential real estate	**3,938,585**	2,520,086
Home equity	**1,129,394**	821,110
Consumer	**355,726**	201,275
Total portfolio loans	**19,226,432**	12,656,429
Loans held for sale	**87,454**	18,695
Total loans	**$ 19,313,886**	$ 12,675,124

Allowance for Credit Losses

The allowance for credit losses under the current expected credit losses methodology is calculated on non-PCD loans utilizing a probability of default ("PD") and loss given default ("LGD") approach, which is then discounted to net present value. PD is the probability the asset will default within a given time frame and LGD is the percentage of the asset not expected to be collected due to default. The primary macroeconomic drivers of the quantitative model include forecasts of national unemployment and interest rates, as well as modeling adjustments for changes in prepayment speeds, portfolio mix, concentrations and loan growth. At December 31, 2025, the primary driver of the change in the allowance model calculation from December 31, 2024 was the initial allowance on the loans acquired in the PFC transaction. Also impacting the allowance were adjustments in regional macroeconomic factors and loan concentrations, increases to specific reserves on individually-evaluated loans and an increase in net charge-offs. The forecast was based upon a probability weighted approach which is designed to incorporate loss projections from a baseline, upside and downside economy. Due to the nonlinearity of credit losses to the economy, the asymmetry is best captured by evaluating multiple economic scenarios through a probability weighted approach. At quarter-end, national unemployment was projected to be 4.8%, and subsequently increase to an average of 5.4% over the remainder of the forecast period. In addition to the quantitative and qualitative changes noted above, the allowance is reflective of $18.6 million in net charge-offs in 2025. Accrued interest receivable for loans was $87.8 million and $62.2 million at December 31, 2025 and December 31, 2024, respectively. Wesbanco made an accounting policy election to exclude accrued interest from the measurement of the allowance for credit losses because the Company has a policy in place to reverse or write-off accrued interest when loans are placed on non-accrual. However, due to their unique nature, Wesbanco does have a $0.3 million reserve on the accrued interest related to individually-evaluated loans at December 31, 2025. In addition, Wesbanco has a $0.1 million reserve on the accrued interest related to loan modifications allowed under the Coronavirus Aid, Relief and Economic Security ("CARES") Act due to the timing and nature of these modifications. Accrued interest related to COVID-19 loan modifications as permitted under the CARES Act was $13.3 million and $13.9 million at December 31, 2025 and December 31, 2024, respectively.

The following tables summarize changes in the allowance for credit losses applicable to each category of the loan portfolio:

(in thousands)	For the Year Ended December 31, 2025							
	Commercial Real Estate-Land and Construction	**Commercial Real Estate-Improved Property**	**Commercial & Industrial**	**Residential Real Estate**	**Home Equity**	**Consumer**	**Deposit Overdrafts (1)**	**Total**
Balance at beginning of year:								
Allowance for credit losses - loans	**$ 8,411**	**$ 59,828**	**$ 42,398**	**$ 21,790**	**$ 1,235**	**$ 3,391**	**$ 1,713**	**$ 138,766**
Allowance for credit losses - loan commitments	**5,105**	**—**	**—**	**1,015**	**—**	**—**	**—**	**6,120**
Total beginning allowance for credit losses - loans and loan commitments	**13,516**	**59,828**	**42,398**	**22,805**	**1,235**	**3,391**	**1,713**	**144,886**
Initial allowance for credit losses on acquired PCD loans	**177**	**7,998**	**7,160**	**3,192**	**604**	**3,095**	**—**	**22,226**
Provision for credit losses:								
Provision for loan losses	**2,098**	**32,900**	**20,270**	**9,481**	**1,564**	**8,060**	**2,017**	**76,390**
Provision for loan commitments	**394**	**—**	**552**	**(125)**	**—**	**9**	**—**	**830**
Total provision for credit losses - loans and loan commitments (2)	**2,492**	**32,900**	**20,822**	**9,356**	**1,564**	**8,069**	**2,017**	**77,220**
Charge-offs	**—**	**(4,517)**	**(7,248)**	**(1,465)**	**(1,565)**	**(8,434)**	**(2,618)**	**(25,847)**
Recoveries	**21**	**505**	**2,352**	**418**	**545**	**2,630**	**743**	**7,214**
Net recoveries (charge-offs)	**21**	**(4,012)**	**(4,896)**	**(1,047)**	**(1,020)**	**(5,804)**	**(1,875)**	**(18,633)**
Balance at end of period:								
Allowance for credit losses - loans	**10,707**	**96,714**	**64,932**	**33,416**	**2,383**	**8,742**	**1,855**	**218,749**
Allowance for credit losses - loan commitments	**5,499**	**—**	**552**	**890**	**—**	**9**	**—**	**6,950**
Total ending allowance for credit losses - loans and loan commitments	**$ 16,206**	**$ 96,714**	**$ 65,484**	**$ 34,306**	**$ 2,383**	**$ 8,751**	**$ 1,855**	**$ 225,699**

(1) Deposit overdrafts of $40.3 million and $13.8 million are included in total portfolio loans for the periods ending December 31, 2025 and December 31, 2024, respectively.

(2) The total provision for credit losses - loans and loan commitments is reported in the consolidated statements of income in the provision for credit losses line item, which also includes the provision for credit losses on held-to-maturity securities. For more information on the provision relating to held-to-maturity securities, please see Note 4, "Securities."

(in thousands)	For the Year Ended December 31, 2024 Commercial Real Estate-Land and Construction	Commercial Real Estate-Improved Property	Commercial & Industrial	Residential Real Estate	Home Equity	Consumer	Deposit Overdrafts (1)	Total
Balance at beginning of year:								
Allowance for credit losses - loans	$ 7,123	$ 59,351	$ 36,644	$ 21,218	$ 1,017	$ 3,956	$ 1,366	$ 130,675
Allowance for credit losses - loan commitments	6,894	—	429	1,276	5	—	—	8,604
Total beginning allowance for credit losses - loans and loan commitments	14,017	59,351	37,073	22,494	1,022	3,956	1,366	139,279
Provision for credit losses:								
Provision for loan losses	1,815	516	14,287	631	530	2,141	1,814	21,734
Provision for loan commitments	(1,789)	—	(429)	(261)	(5)	—	—	(2,484)
Total provision for credit losses - loans and loan commitments (2)	26	516	13,858	370	525	2,141	1,814	19,250
Charge-offs	(813)	(937)	(10,533)	(308)	(994)	(4,402)	(1,888)	(19,875)
Recoveries	286	898	2,000	249	682	1,696	421	6,232
Net recoveries (charge-offs)	(527)	(39)	(8,533)	(59)	(312)	(2,706)	(1,467)	(13,643)
Balance at end of period:								
Allowance for credit losses - loans	8,411	59,828	42,398	21,790	1,235	3,391	1,713	138,766
Allowance for credit losses - loan commitments	5,105	—	—	1,015	—	—	—	6,120
Total ending allowance for credit losses - loans and loan commitments	$ 13,516	$ 59,828	$ 42,398	$ 22,805	$ 1,235	$ 3,391	$ 1,713	$ 144,886

(1) Deposit overdrafts of $13.8 million and $4.7 million are included in total portfolio loans for the periods ending December 31, 2024 and December 31, 2023, respectively.

(2) The total provision for credit losses - loans and loan commitments is reported in the consolidated statements of income in the provision for credit losses line item, which also includes the provision for credit losses on held-to-maturity securities. For more information on the provision relating to held-to-maturity securities, please see Note 4, "Securities."

(in thousands)	Commercial Real Estate-Land and Construction	Commercial Real Estate-Improved Property	Commercial & Industrial	Residential Real Estate	Home Equity	Consumer	Deposit Overdrafts (1)	Total
	For the Year Ended December 31, 2023							
Balance at beginning of year:								
Allowance for credit losses - loans	$ 6,737	$ 52,659	$ 31,540	$ 18,208	$ 4,234	$ 3,127	$ 1,285	$ 117,790
Allowance for credit losses - loan commitments	6,025	—	—	2,215	128	—	—	8,368
Total beginning allowance for credit losses - loans and loan commitments	12,762	52,659	31,540	20,423	4,362	3,127	1,285	126,158
Provision for credit losses:								
Provision for loan losses	321	7,722	6,168	2,290	(2,901)	2,507	1,420	17,527
Provision for loan commitments	869	—	429	(939)	(123)	—	—	236
Total provision for credit losses - loans and loan commitments (2)	1,190	7,722	6,597	1,351	(3,024)	2,507	1,420	17,763
Charge-offs	(222)	(1,877)	(2,283)	(392)	(925)	(3,725)	(1,753)	(11,177)
Recoveries	287	847	1,219	1,112	609	2,047	414	6,535
Net recoveries (charge-offs)	65	(1,030)	(1,064)	720	(316)	(1,678)	(1,339)	(4,642)
Balance at end of period:								
Allowance for credit losses - loans	7,123	59,351	36,644	21,218	1,017	3,956	1,366	130,675
Allowance for credit losses - loan commitments	6,894	—	429	1,276	5	—	—	8,604
Total ending allowance for credit losses - loans and loan commitments	$ 14,017	$ 59,351	$ 37,073	$ 22,494	$ 1,022	$ 3,956	$ 1,366	$ 139,279

(1) Deposit overdrafts of $4.7 million and $4.4 million are included in total portfolio loans for the periods ending December 31, 2023 and December 31, 2022, respectively.

(2) The total provision for credit losses - loans and loan commitments is reported in the consolidated statements of income in the provision for credit losses line item, which also includes the provision for credit losses on held-to-maturity securities. For more information on the provision relating to held-to-maturity securities, please see Note 4, "Securities."

The following tables present the allowance for credit losses and recorded investments in loans by category, as of each period-end:

	Allowance for Credit Losses and Recorded Investment in Loans							
(in thousands)	Commercial Real Estate-Land and Construction	Commercial Real Estate-Improved Property	Commercial and Industrial	Residential Real Estate	Home Equity	Consumer	Deposit Overdrafts (1)	Total
December 31, 2025								
Allowance for credit losses:								
Loans individually-evaluated	**$ —**	**$ 20,990**	**$ 6,918**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 27,908**
Loans collectively-evaluated	**10,707**	**75,724**	**58,014**	**33,416**	**2,383**	**8,742**	**1,855**	**190,841**
Loan commitments (2)	**5,499**	**—**	**552**	**890**	**—**	**9**	**—**	**6,950**
Total allowance for credit losses - loans and commitments	**$ 16,206**	**$ 96,714**	**$ 65,484**	**$ 34,306**	**$ 2,383**	**$ 8,751**	**$ 1,855**	**$ 225,699**
Portfolio loans:								
Individually-evaluated for credit losses	**$ —**	**$ 42,010**	**$ 6,965**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 48,975**
Collectively-evaluated for credit losses	**1,783,637**	**9,113,187**	**2,856,928**	**3,938,585**	**1,129,394**	**355,726**	**—**	**19,177,457**
Total portfolio loans	**$ 1,783,637**	**$ 9,155,197**	**$ 2,863,893**	**$ 3,938,585**	**$ 1,129,394**	**$ 355,726**	**$ —**	**$ 19,226,432**
December 31, 2024								
Allowance for credit losses:								
Loans individually-evaluated	$ —	$ 12,461	$ 5,353	$ —	$ —	$ —	$ —	$ 17,814
Loans collectively-evaluated	8,411	47,367	37,045	21,790	1,235	3,391	1,713	120,952
Loan commitments (2)	5,105	—	—	1,015	—	—	—	6,120
Total allowance for credit losses - loans and commitments	$ 13,516	$ 59,828	$ 42,398	$ 22,805	$ 1,235	$ 3,391	$ 1,713	$ 144,886
Portfolio loans:								
Individually-evaluated for credit losses	$ —	$ 45,224	$ 7,116	$ —	$ —	$ —	$ —	$ 52,340
Collectively-evaluated for credit losses	1,352,083	5,929,374	1,780,161	2,520,086	821,110	201,275	—	12,604,089
Total portfolio loans	$ 1,352,083	$ 5,974,598	$ 1,787,277	$ 2,520,086	$ 821,110	$ 201,275	$ —	$ 12,656,429

(1) Deposit overdrafts of $40.3 million and $13.8 million are included in total portfolio loans for the periods ending December 31, 2025 and December 31, 2024, respectively.
(2) For additional detail relating to loan commitments, see Note 19, "Commitments and Contingent Liabilities".

Commercial Loan Risk Grades

Commercial loan risk grades are determined based on an evaluation of the relevant characteristics of each loan, assigned at inception and adjusted thereafter at any time to reflect changes in the risk profile throughout the life of each loan. The primary factors used to determine the risk grade are the sufficiency, reliability and sustainability of the primary source of repayment and overall financial strength of the borrower. The rating system more heavily weights the debt service coverage, leverage and loan to value factors to derive the risk grade. Other factors that are considered at a lesser weighting include management, industry or property type risks, payment history, collateral or guarantees.

Commercial real estate – land and construction consists of loans to finance investments in vacant land, land development, construction of residential housing, and construction of commercial buildings. Commercial real estate – improved property consists of loans for the purchase or refinance of all types of improved owner-occupied and investment properties. Factors that are considered in assigning the risk grade vary depending on the type of property financed. The risk grade assigned to construction and development loans is based on the overall viability of the project, the experience and financial capacity of the developer or builder to successfully complete the project, project specific and market absorption rates and comparable property values, and the amount of pre-sales for residential housing construction or pre-leases for commercial investment property. The risk grade assigned to commercial investment property loans is based primarily on the adequacy of the net operating income generated by the property to service the debt ("debt service coverage"), the loan to appraised value, the type, quality, industry and mix of tenants, and the terms of leases. The risk grade assigned to owner-occupied commercial real estate is based primarily on global debt service coverage and the leverage of the business, but may also consider the industry in which the business operates, the business' specific competitive advantages or disadvantages, collateral margins and the quality and experience of management.

C&I loans consist of revolving lines of credit to finance accounts receivable, inventory and other general business purposes; term loans to finance fixed assets other than real estate, and letters of credit to support trade, insurance or governmental requirements for a variety of businesses. Most C&I borrowers are privately-held companies with annual sales up to $100 million. Primary factors that are considered in risk rating C&I loans include debt service coverage and leverage. Other factors including operating trends, collateral coverage along with management experience are also considered.

Pass loans are those that exhibit a history of positive financial results that are at least comparable to the average for their industry or type of real estate. The primary source of repayment is acceptable and these loans are expected to perform satisfactorily during most economic cycles. Pass loans typically have no significant external factors that are expected to adversely affect these borrowers more than others in the same industry or property type. Any minor unfavorable characteristics of these loans are outweighed or mitigated by other positive factors including but not limited to adequate secondary or tertiary sources of repayment.

Criticized loans, considered as compromised, have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the bank's credit position at some future date. Criticized loans are not adversely classified by the banking regulators and do not expose the bank to sufficient risk to warrant adverse classification.

Classified loans, considered as substandard and doubtful, are equivalent to the classifications used by banking regulators. Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. These loans may or may not be reported as non-accrual. Doubtful loans have all the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable. These loans are reported as non-accrual.

The following tables summarize commercial loans by their assigned risk grade:

	Commercial Loans by Internally Assigned Risk Grade			
(in thousands)	**Commercial Real Estate- Land and Construction**	**Commercial Real Estate- Improved Property**	**Commercial & Industrial**	**Total Commercial Loans**
As of December 31, 2025				
Pass	**$ 1,748,260**	**$ 8,712,676**	**$ 2,736,863**	**$ 13,197,799**
Criticized—compromised	**8,331**	**320,185**	**84,552**	**413,068**
Classified—substandard	**27,046**	**122,336**	**42,478**	**191,860**
Classified—doubtful	**—**	**—**	**—**	**—**
Total	**$ 1,783,637**	**$ 9,155,197**	**$ 2,863,893**	**$ 13,802,727**
As of December 31, 2024				
Pass	$ 1,347,374	$ 5,690,606	$ 1,721,309	$ 8,759,289
Criticized—compromised	3,873	189,322	48,805	242,000
Classified—substandard	836	94,670	17,163	112,669
Classified—doubtful	—	—	—	—
Total	$ 1,352,083	$ 5,974,598	$ 1,787,277	$ 9,113,958

Residential real estate, home equity and consumer loans are not assigned internal risk grades other than as required by regulatory guidelines that are based primarily on the age of past due loans. Wesbanco primarily evaluates the credit quality of residential real estate, home equity and consumer loans based on repayment performance and historical loss rates. The aggregate amount of residential real estate, home equity and consumer loans classified as substandard in accordance with regulatory guidelines were $61.4 million at December 31, 2025 and $23.3 million at December 31, 2024, of which $16.5 million and $4.5 million were accruing, respectively. These loans are not included in the tables above. In addition, $57.1 million and $36.1 million of unfunded criticized and classified commercial loan commitments are not included in the tables above for December 31, 2025 and 2024, respectively.

Past Due and Nonperforming Loans

The following tables summarize the age analysis of all categories of loans.

(in thousands)	Age Analysis of Loans Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Total Loans	90 Days or More Past Due and Accruing
As of December 31, 2025							
Commercial real estate:							
Land and construction	**$ 1,755,314**	**$ 13,535**	**$ 13,956**	**$ 832**	**$ 28,323**	**$ 1,783,637**	**$ —**
Improved property	**9,090,160**	**13,462**	**7,636**	**43,939**	**65,037**	**9,155,197**	**20,507**
Total commercial real estate	**10,845,474**	**26,997**	**21,592**	**44,771**	**93,360**	**10,938,834**	**20,507**
Commercial and industrial	**2,838,247**	**2,055**	**7,434**	**16,157**	**25,646**	**2,863,893**	**777**
Residential real estate	**3,889,494**	**738**	**13,513**	**34,840**	**49,091**	**3,938,585**	**12,479**
Home equity	**1,106,652**	**9,938**	**4,162**	**8,642**	**22,742**	**1,129,394**	**2,882**
Consumer	**345,927**	**6,119**	**1,822**	**1,858**	**9,799**	**355,726**	**1,138**
Total portfolio loans	**19,025,794**	**45,847**	**48,523**	**106,268**	**200,638**	**19,226,432**	**37,783**
Loans held for sale	**87,454**	**—**	**—**	**—**	**—**	**87,454**	**—**
Total loans	**$ 19,113,248**	**$ 45,847**	**$ 48,523**	**$ 106,268**	**$ 200,638**	**$ 19,313,886**	**$ 37,783**
Nonperforming loans included above are as follows:							
Non-accrual loans	**$ 19,928**	**$ 1,215**	**$ 1,956**	**$ 68,485**	**71,656**	**$ 91,584**	
As of December 31, 2024							
Commercial real estate:							
Land and construction	$ 1,351,251	$ 832	$ —	$ —	$ 832	$ 1,352,083	$ —
Improved property	5,935,163	7,646	8,148	23,641	39,435	5,974,598	5,561
Total commercial real estate	7,286,414	8,478	8,148	23,641	40,267	7,326,681	5,561
Commercial and industrial	1,772,832	957	8,872	4,616	14,445	1,787,277	3,498
Residential real estate	2,506,959	1,483	3,523	8,121	13,127	2,520,086	2,489
Home equity	806,025	7,420	3,043	4,622	15,085	821,110	1,150
Consumer	195,082	3,916	1,384	893	6,193	201,275	857
Total portfolio loans	12,567,312	22,254	24,970	41,893	89,117	12,656,429	13,555
Loans held for sale	18,695	—	—	—	—	18,695	—
Total loans	$ 12,586,007	$ 22,254	$ 24,970	$ 41,893	$ 89,117	$ 12,675,124	$ 13,555
Nonperforming loans included above are as follows:							
Non-accrual loans	$ 10,117	$ 684	$ 613	$ 28,338	29,635	$ 39,752	

The following tables summarize nonperforming loans:

(in thousands)	Nonperforming Loans					
	December 31, 2025			December 31, 2024		
	Unpaid Principal Balance (1)	Recorded Investment	Related Allowance	Unpaid Principal Balance (1)	Recorded Investment	Related Allowance
With no related specific allowance recorded:						
Commercial real estate:						
Land and construction	**$ 832**	**$ 832**	**$ —**	$ —	$ —	$ —
Improved property	**20,883**	**18,265**	**—**	17,489	15,918	—
Commercial and industrial	**12,043**	**9,133**	**—**	2,896	1,897	—
Residential real estate	**44,292**	**34,332**	**—**	17,200	12,524	—
Home equity	**12,673**	**9,248**	**—**	8,284	6,208	—
Consumer	**2,875**	**1,326**	**—**	140	87	—
Total nonperforming loans without a specific allowance	**93,598**	**73,136**	**—**	46,009	36,634	—
With a specific allowance recorded:						
Commercial real estate:						
Land and construction	**—**	**—**	**—**	—	—	—
Improved property	**11,627**	**11,489**	**6,377**	3,118	3,118	516
Commercial and industrial	**6,959**	**6,959**	**6,918**	—	—	—
Total nonperforming loans with a specific allowance	**18,586**	**18,448**	**13,295**	3,118	3,118	516
Total nonperforming loans	**$ 112,184**	**$ 91,584**	**$ 13,295**	$ 49,127	$ 39,752	$ 516

(1) The difference between the unpaid principal balance and the recorded investment generally reflects amounts that have been previously charged-off and fair market value adjustments on acquired nonperforming loans.

(in thousands)	Nonperforming Loans					
	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024		For the Year Ended December 31, 2023	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related specific allowance recorded:						
Commercial real estate:						
Land and construction	**$ 777**	**$ —**	$ 79	$ —	$ 22	$ —
Improved property	**18,423**	**—**	13,396	—	13,369	—
Commercial and industrial	**7,898**	**—**	2,166	—	2,530	—
Residential real estate	**25,757**	**—**	11,413	—	12,628	—
Home equity	**7,978**	**—**	5,317	—	5,119	—
Consumer	**1,786**	**—**	79	—	107	—
Total nonperforming loans without a specific allowance	**62,619**	**—**	32,450	—	33,775	—
With a specific allowance recorded:						
Commercial real estate:						
Land and construction	**—**	**—**	—	—	—	—
Improved property	**9,185**	**—**	624	—	—	—
Commercial and industrial	**6,523**	**—**	—	—	—	—
Residential real estate	**—**	**—**	—	—	—	—
Home equity	**—**	**—**	—	—	—	—
Consumer	**—**	**—**	—	—	—	—
Total nonperforming loans with a specific allowance	**15,708**	**—**	624	—	—	—
Total nonperforming loans	**$ 78,327**	**$ —**	$ 33,074	$ —	$ 33,775	$ —

The following table summarizes the recognition of interest income on nonperforming loans:

(in thousands)	For the years ended December 31, 2025	2024	2023
Average nonperforming loans	$ 78,327	$ 33,074	$ 33,775
Amount of contractual interest income on nonperforming loans	7,845	3,338	1,191
Amount of interest income recognized on nonperforming loans	—	—	—

The following table presents the recorded investment in non-accrual loans:

(in thousands)	Non-accrual Loans (1) December 31, 2025	December 31, 2024
Commercial real estate:		
Land and construction	$ 832	$ —
Improved property	29,754	19,036
Total commercial real estate	30,586	19,036
Commercial and industrial	16,092	1,897
Residential real estate	34,332	12,524
Home equity	9,248	6,208
Consumer	1,326	87
Total	$ 91,584	$ 39,752

(1) At December 31, 2025, there were eleven borrowers with loan balances greater than $1.0 million totaling $35.5 million, as compared to six borrowers with a loan balance greater than $1.0 million totaling $13.1 million at December 31, 2024. Total non-accrual loans include loans that are also restructured for borrowers experiencing financial difficulty. Such loans are also set forth in the following tables.

Modifications for Borrowers Experiencing Financial Difficulty

Tables in this section exclude the financial effects of modifications for loans that were paid off or are otherwise no longer in the loan portfolio as of period end. The following table displays the details of portfolio loans that were modified during the year ended December 31, 2025 presented by loan category:

	For the Year Ended December 31, 2025					
(in thousands)	Term Extension	Rate Reduction	Payment Delay	Term Extension and Rate Reduction	Total	Percent of Total by Loan Category
Commercial real estate - land and construction	$ 29,703	$ —	$ —	$ —	$ 29,703	1.7
Commercial real estate - improved property	70,143	—	1,456	237	71,836	0.8
Commercial and industrial	6,673	8	172	—	6,853	0.2
Residential real estate	—	—	7,034	—	7,034	0.2
Home equity	13	—	2,008	—	2,021	0.2
Consumer	—	—	1,012	—	1,012	0.3
Total	$ 106,532	$ 8	$ 11,682	$ 237	$ 118,459	0.6

	For the Year Ended December 31, 2024					
(in thousands)	Term Extension	Rate Reduction	Payment Delay	Term Extension and Rate Reduction	Total	Percent of Total by Loan Category
Commercial real estate - land and construction	$ 836	$ —	$ —	$ —	$ 836	0.1
Commercial real estate - improved property	80,183	—	29,329	—	109,512	1.8
Commercial and industrial	7,607	—	46	—	7,653	0.4
Residential real estate	—	—	3,552	—	3,552	0.1
Home equity	—	—	1,644	—	1,644	0.2
Consumer	—	—	368	—	368	0.2
Total	$ 88,626	$ —	$ 34,939	$ —	$ 123,565	1.0

Unfunded loan commitments on modifications for borrowers experiencing financial difficulty ("MBEFDs") totaled $4.4 million and $0.5 million for loans modified during the twelve months ended December 31, 2025 and December 31, 2024, respectively. These commitments are not included in the table above.

The following table summarizes the financial impacts of loan modifications and payment deferrals made to portfolio loans during the years ended December 31, 2025 and December 31, 2024, presented by loan category:

(in thousands)	**For the Year Ended December 31, 2025** **Weighted-Average Term Extension (in months)**	**For the Year Ended December 31, 2024** **Weighted-Average Term Extension (in months)**
Commercial real estate - land and construction	**6**	2
Commercial real estate - improved property	**14**	9
Commercial and industrial	**8**	6
Residential real estate	**—**	—
Home equity	**180**	—
Consumer	**—**	—

The following table summarizes loans with MBEFDs which defaulted (defined as 90 days past due) during the 12 months after the loan was modified. Modified loans, including those that have defaulted, are already included in the allowance for credit losses through the various methodologies used to estimate the allowance. As such, no modification to the allowance is recorded specifically due to a modified loan subsequently defaulting.

	For the Year Ended December 31, 2025		
(in thousands)	**Term Extension**	**Payment Delay**	**Total**
Commercial real estate - land and construction	**$ —**	**$ —**	**$ —**
Commercial real estate - improved property	**46,280**	**—**	**46,280**
Commercial and industrial	**1,295**	**—**	**1,295**
Residential real estate	**—**	**976**	**976**
Home equity	**—**	**357**	**357**
Consumer	**—**	**58**	**58**
Total loans that subsequently defaulted	**$ 47,575**	**$ 1,391**	**$ 48,966**

	For the Year Ended December 31, 2024		
(in thousands)	**Term Extension**	**Payment Delay**	**Total**
Commercial real estate - land and construction	$ —	$ —	$ —
Commercial real estate - improved property	3,118	—	3,118
Commercial and industrial	161	46	207
Residential real estate	—	301	301
Home equity	—	195	195
Consumer	—	65	65
Total loans that subsequently defaulted	$ 3,279	$ 607	$ 3,886

The following tables present an aging analysis of portfolio loans by loan category that were modified during the twelve months prior to December 31, 2025 and December 31, 2024:

(in thousands)	December 31, 2025					
	30-59 Days Past Due	**60-89 Days Past Due**	**90 Days or More Past Due**	**Total Past Due**	**Current**	**Total**
Commercial real estate - land and construction	**$ —**	**$ —**	**$ —**	**$ —**	**$ 29,703**	**$ 29,703**
Commercial real estate - improved property	**214**	**—**	**19,751**	**19,965**	**51,871**	**71,836**
Commercial and industrial	**447**	**245**	**—**	**692**	**6,161**	**6,853**
Residential real estate	**46**	**188**	**2,042**	**2,276**	**4,758**	**7,034**
Home equity	**75**	**56**	**608**	**739**	**1,282**	**2,021**
Consumer	**19**	**36**	**54**	**109**	**903**	**1,012**
Total modified loans (1)	**801**	**525**	**22,455**	**23,781**	**94,678**	**118,459**

(in thousands)	December 31, 2024					
	30-59 Days Past Due	**60-89 Days Past Due**	**90 Days or More Past Due**	**Total Past Due**	**Current**	**Total**
Commercial real estate - land and construction	$ 832	$ —	$ —	$ 832	$ 4	$ 836
Commercial real estate - improved property	—	7,950	8,193	16,143	93,369	109,512
Commercial and industrial	43	6,959	46	7,048	605	7,653
Residential real estate	—	—	329	329	3,223	3,552
Home equity	155	—	234	389	1,255	1,644
Consumer	6	49	86	141	227	368
Total modified loans (1)	1,036	14,958	8,888	24,882	98,683	123,565

(1) Represents balance at period end.

The following table summarizes amortized cost basis loan balances by year of origination and credit quality indicator.

	Loans As of December 31, 2025 Amortized Cost Basis by Origination Year								
(in thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial real estate: land and construction									
Risk rating:									
Pass	$ 376,564	$ 427,548	$ 293,344	$ 113,269	$ 56,846	$ 73,874	$ 160,549	$ 246,266	$ 1,748,260
Criticized - compromised	86	—	104	1,016	—	1,461	2,000	3,664	8,331
Classified - substandard	—	—	—	—	—	48	—	26,998	27,046
Classified - doubtful	—	—	—	—	—	—	—	—	—
Total	$ 376,650	$ 427,548	$ 293,448	$ 114,285	$ 56,846	$ 75,383	$ 162,549	$ 276,928	$ 1,783,637
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate: improved property									
Risk rating:									
Pass	$ 1,095,343	$ 552,084	$ 565,203	$ 1,434,869	$ 870,120	$ 2,903,510	$ 213,380	$ 1,078,167	$ 8,712,676
Criticized - compromised	—	56,128	19,680	93,507	19,403	46,350	69	85,048	320,185
Classified - substandard	237	20,754	6,563	39,305	3,699	40,437	—	11,341	122,336
Classified - doubtful	—	—	—	—	—	—	—	—	—
Total	$ 1,095,580	$ 628,966	$ 591,446	$ 1,567,681	$ 893,222	$ 2,990,297	$ 213,449	$ 1,174,556	$ 9,155,197
Current-period gross charge-offs	$ —	$ —	$ 112	$ 7	$ 142	$ 4,221	$ —	$ 35	$ 4,517
Commercial and industrial									
Risk rating:									
Pass	$ 441,249	$ 209,251	$ 161,292	$ 284,974	$ 167,107	$ 285,489	$ 988,436	$ 199,065	$ 2,736,863
Criticized - compromised	160	5,211	3,453	20,461	5,770	7,984	37,689	3,824	84,552
Classified - substandard	27	3,077	5,200	5,988	3,816	8,410	6,701	9,259	42,478
Classified - doubtful	—	—	—	—	—	—	—	—	—
Total	$ 441,436	$ 217,539	$ 169,945	$ 311,423	$ 176,693	$ 301,883	$ 1,032,826	$ 212,148	$ 2,863,893
Current-period gross charge-offs	$ —	$ 1,453	$ 739	$ 1,138	$ 553	$ 959	$ 1,088	$ 1,318	$ 7,248
Residential real estate									
Loan delinquency:									
Current	$ 301,928	$ 148,830	$ 252,536	$ 726,653	$ 625,616	$ 1,002,612	$ —	$ 831,319	$ 3,889,494
30-59 days past due	—	—	—	—	—	738	—	—	738
60-89 days past due	119	1,152	1,399	2,362	1,928	5,742	—	811	13,513
90 days or more past due	501	1,905	5,270	6,116	3,407	14,477	—	3,164	34,840
Total	$ 302,548	$ 151,887	$ 259,205	$ 735,131	$ 630,951	$ 1,023,569	$ —	$ 835,294	$ 3,938,585
Current-period gross charge-offs	$ —	$ 62	$ 173	$ 602	$ 29	$ 528	$ —	$ 71	$ 1,465
Home equity									
Loan delinquency:									
Current	$ 13,731	$ 3,717	$ 3,194	$ 3,665	$ 1,852	$ 22,200	$ 1,042,133	$ 16,160	$ 1,106,652
30-59 days past due	177	728	324	729	141	2,126	5,427	286	9,938
60-89 days past due	11	713	812	990	253	1,171	110	102	4,162
90 days or more past due	55	1,256	1,932	1,253	596	2,628	76	846	8,642
Total	$ 13,974	$ 6,414	$ 6,262	$ 6,637	$ 2,842	$ 28,125	$ 1,047,746	$ 17,394	$ 1,129,394
Current-period gross charge-offs	$ —	$ 79	$ 562	$ 322	$ 137	$ 387	$ 42	$ 36	$ 1,565
Consumer									
Loan delinquency:									
Current	$ 54,554	$ 74,906	$ 65,337	$ 74,538	$ 24,333	$ 24,369	$ 27,857	$ 33	$ 345,927
30-59 days past due	319	1,234	1,435	1,621	553	545	412	—	6,119
60-89 days past due	82	533	471	436	140	160	—	—	1,822
90 days or more past due	97	258	504	503	157	339	—	—	1,858
Total	$ 55,052	$ 76,931	$ 67,747	$ 77,098	$ 25,183	$ 25,413	$ 28,269	$ 33	$ 355,726
Current-period gross charge-offs	$ 262	$ 2,424	$ 1,931	$ 2,168	$ 937	$ 712	$ —	$ —	$ 8,434

(in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	Loans As of December 31, 2024 Amortized Cost Basis by Origination Year								
Commercial real estate: land and construction									
Risk rating:									
Pass	$ 245,699	$ 403,923	$ 249,690	$ 84,527	$ 21,316	$ 52,485	$ 145,032	$ 144,702	$ 1,347,374
Criticized - compromised	1,746	—	1,096	—	—	10	376	645	3,873
Classified - substandard	—	—	—	—	—	4	—	832	836
Classified - doubtful	—	—	—	—	—	—	—	—	—
Total	$ 247,445	$ 403,923	$ 250,786	$ 84,527	$ 21,316	$ 52,499	$ 145,408	$ 146,179	$ 1,352,083
Current-period gross charge-offs	$ —	$ 813	$ —	$ —	$ —	$ —	$ —	$ —	$ 813
Commercial real estate: improved property									
Risk rating:									
Pass	$ 542,333	$ 472,746	$ 1,038,745	$ 543,212	$ 512,916	$ 1,897,950	$ 200,572	$ 482,132	$ 5,690,606
Criticized - compromised	365	28,204	5,188	13,590	6,733	39,845	825	94,572	189,322
Classified - substandard	19,746	1,836	23,393	1,186	9,952	36,142	623	1,792	94,670
Classified - doubtful	—	—	—	—	—	—	—	—	—
Total	$ 562,444	$ 502,786	$ 1,067,326	$ 557,988	$ 529,601	$ 1,973,937	$ 202,020	$ 578,496	$ 5,974,598
Current-period gross charge-offs	$ —	$ —	$ 75	$ 7	$ —	$ 855	$ —	$ —	$ 937
Commercial and industrial									
Risk rating:									
Pass	$ 225,344	$ 139,460	$ 206,252	$ 106,446	$ 48,285	$ 250,438	$ 616,831	$ 128,253	$ 1,721,309
Criticized - compromised	217	7,335	3,337	921	1,597	7,660	20,464	7,274	48,805
Classified - substandard	1,494	382	1,158	1,225	65	2,639	2,460	7,740	17,163
Classified - doubtful	—	—	—	—	—	—	—	—	—
Total	$ 227,055	$ 147,177	$ 210,747	$ 108,592	$ 49,947	$ 260,737	$ 639,755	$ 143,267	$ 1,787,277
Current-period gross charge-offs	$ 48	$ 648	$ 1,048	$ 228	$ 162	$ 1,029	$ 1	$ 7,369	$ 10,533
Residential real estate									
Loan delinquency:									
Current	$ 201,454	$ 195,121	$ 323,588	$ 397,596	$ 168,526	$ 471,081	$ —	$ 749,593	$ 2,506,959
30-59 days past due	—	—	—	—	—	1,483	—	—	1,483
60-89 days past due	—	—	—	319	37	2,763	—	404	3,523
90 days or more past due	—	219	838	128	204	5,237	—	1,495	8,121
Total	$ 201,454	$ 195,340	$ 324,426	$ 398,043	$ 168,767	$ 480,564	$ —	$ 751,492	$ 2,520,086
Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 250	$ —	$ 58	$ 308
Home equity									
Loan delinquency:									
Current	$ 11,504	$ 1,857	$ 2,220	$ 969	$ 2,623	$ 22,444	$ 763,157	$ 1,251	$ 806,025
30-59 days past due	—	167	530	65	88	1,226	5,166	178	7,420
60-89 days past due	—	656	1,170	346	—	636	91	144	3,043
90 days or more past due	—	927	795	235	363	2,045	112	145	4,622
Total	$ 11,504	$ 3,607	$ 4,715	$ 1,615	$ 3,074	$ 26,351	$ 768,526	$ 1,718	$ 821,110
Current-period gross charge-offs	$ —	$ 355	$ 132	$ 65	$ 35	$ 260	$ 28	$ 119	$ 994
Consumer									
Loan delinquency:									
Current	$ 51,073	$ 55,821	$ 36,994	$ 11,744	$ 5,640	$ 9,270	$ 24,540	$ —	$ 195,082
30-59 days past due	774	1,225	765	602	205	197	148	—	3,916
60-89 days past due	271	327	517	161	51	57	—	—	1,384
90 days or more past due	320	235	123	116	34	65	—	—	893
Total	$ 52,438	$ 57,608	$ 38,399	$ 12,623	$ 5,930	$ 9,589	$ 24,688	$ —	$ 201,275
Current-period gross charge-offs	$ 382	$ 1,578	$ 1,466	$ 497	$ 166	$ 313	$ —	$ —	$ 4,402

The following table summarizes other real estate owned and repossessed assets included in other assets:

(in thousands)	December 31, 2025	December 31, 2024
Other real estate owned	**$ 618**	$ 649
Repossessed assets	**289**	203
Total other real estate owned and repossessed assets	**$ 907**	$ 852

Residential real estate included in other real estate owned was $0.6 million at December 31, 2025 and $0 at December 31, 2024. At December 31, 2025 and 2024, formal foreclosure proceedings were in process on residential real estate loans totaling $11.4 million and $3.5 million, respectively.

NOTE 6. PREMISES AND EQUIPMENT

Premises and equipment include:

(in thousands)	December 31, 2025	December 31, 2024
Land and improvements	**$ 62,853**	$ 53,296
Buildings and improvements	**254,630**	210,390
Furniture and equipment	**145,767**	118,881
Total cost	**463,250**	382,567
Accumulated depreciation and amortization	**(268,725)**	(224,370)
Right of use assets	**68,715**	60,879
Total premises and equipment, net	**$ 263,240**	$ 219,076

Depreciation and amortization expense of premises and equipment charged to operations for the years ended December 31, 2025, 2024 and 2023 was $20.2 million, $15.3 million and $14.4 million, respectively.

Operating leases are recorded as a right of use ("ROU") asset and operating lease liability, included in premises and equipment, net and other liabilities, respectively, on the consolidated balance sheet. Operating lease ROU assets represent the right to use an underlying asset during the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the lease commencement date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded primarily in net occupancy expense in the consolidated statements of income.

Operating leases relate primarily to bank branches, office space and license agreements with remaining lease terms of generally 1 to 30 years, which include options for multiple five and ten year extensions, with a weighted average lease term of 13 years. As of December 31, 2025, operating lease ROU assets and liabilities were $38.0 million and $45.6 million, respectively, and as of December 31, 2024, operating lease ROU assets and liabilities were $34.8 million and $39.0 million, respectively. The lease expense for operating leases was $6.3 million, $5.0 million and $4.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted average discount rate was 3.76% as of December 31, 2025. Wesbanco also has certain software licenses and maintenance agreements that are not subject to ASC 842, "Leases." Of those, the Bank has a contract with its core banking software provider through 2033, in which it is projected the annual obligation during the contract period will be a minimum of $16.6 million per year.

Finance leases relate primarily to bank branches, equipment and office space with remaining lease terms of generally 5 to 25 years, which include options for multiple five and ten year extensions, with weighted-average lease terms of 8 years. As of December 31, 2025, the finance lease ROU assets and liabilities were $30.7 million and $32.8 million, respectively, and were $26.1 million and $27.0 million, respectively, as of December 31, 2024. The weighted average discount rate was 4.04% and 3.75% as of December 31, 2025 and 2024, respectively. Amortization costs related to finance lease ROU assets were $5.0 million, $4.0 million and $2.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Interest expense related to finance lease ROU assets was $1.6 million, $0.3 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Future minimum lease payments under non-cancellable leases with initial or remaining lease terms in excess of one year at December 31, 2025 are as follows (*in thousands*):

Year	Operating Leases	Finance Leases	Total
2026	**$ 7,210**	**$ 7,486**	**$ 14,696**
2027	**6,287**	**6,447**	**12,734**
2028	**5,289**	**6,466**	**11,755**
2029	**4,521**	**6,486**	**11,007**
2030	**4,039**	**2,509**	**6,548**
2031 and thereafter	**30,344**	**10,208**	**40,552**
Total lease payments	**$ 57,690**	**$ 39,602**	**$ 97,292**
Less: capitalized interest	**(12,112)**	**(6,839)**	**(18,951)**
Present value of lease liabilities	**$ 45,578**	**$ 32,763**	**$ 78,341**

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Wesbanco's Consolidated Balance Sheets include goodwill of $1.6 billion and $1.1 billion as of December 31, 2025 and 2024, respectively, all of which relates to the Community Banking segment. Wesbanco's other intangible assets of $141.1 million and $27.3 million at December 31, 2025 and 2024, respectively, primarily consist of core deposit and other customer list intangibles, which have finite lives and are amortized using straight line and accelerated methods. Other intangible assets are being amortized over estimated useful lives ranging from ten to sixteen years. The increases in goodwill and other intangible assets in 2025 are specific to the PFC acquisition, which contributed $485.5 million in goodwill and $136.0 million in core deposit intangibles in the Community Banking segment, as well as $6.9 million in customer list intangibles in the Trust and Investment Services segment. Amortization of core deposit and customer list intangible assets totaled $29.0 million, $8.3 million and $9.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Wesbanco completed its annual quantitative goodwill impairment evaluation as of November 30, 2025, and concluded that there were no indications of impairment. In addition, as there were no significant changes in market conditions, consolidated operating results or forecasted future results after November 30, 2025, it was concluded that at December 31, 2025, there were also no indications of impairment. Additionally, there were no events or changes in circumstances indicating impairment of other intangible assets as of December 31, 2025.

The following table shows Wesbanco's capitalized other intangible assets and related accumulated amortization:

(in thousands)	December 31, 2025	December 31, 2024
Other intangible assets:		
Gross carrying amount	**$ 241,183**	$ 98,271
Accumulated amortization	**(100,086)**	(71,016)
Net carrying amount of other intangible assets	**$ 141,097**	$ 27,255

The following table shows the amortization on Wesbanco's other intangible assets for each of the next five years, and in the aggregate thereafter, as of December 31, 2025 (*in thousands*):

Year	Amount
2026	**$ 28,530**
2027	**24,770**
2028	**20,745**
2029	**16,075**
2030	**12,280**
2031 and thereafter	**38,697**
Total	**$ 141,097**

NOTE 8. INVESTMENTS IN LIMITED PARTNERSHIPS

Wesbanco is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved low-income housing investment tax credit projects. These investments are accounted for using the proportional amortization method of accounting and are included in other assets in the Consolidated Balance Sheets. The limited partnerships are considered to be VIEs as they generally do not have equity investors with voting rights or have equity investors that do not provide sufficient financial resources to support their activities. The VIEs have not been consolidated because Wesbanco is not considered the primary beneficiary. All of Wesbanco's investments in limited partnerships are privately held, and their market values are not readily available. As of December 31, 2025 and 2024, Wesbanco had $83.7 million and $38.2 million, respectively, invested in these partnerships. Wesbanco also recognizes the unconditional unfunded equity commitments of $37.5 million and $19.0 million at December 31, 2025 and 2024, respectively, in other liabilities. Wesbanco classifies the amortization of the investment as a component of income tax expense (benefit) and proportionally amortizes the investment over the tax credit period. The amortization for the years ended December 31, 2025, 2024 and 2023 was $10.9 million, $4.7 million and $4.2 million, respectively. Tax benefits attributed to these partnerships include low-income housing and historic tax credits which totaled $9.9 million, $4.3 million and $3.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, which are also included in income tax expense.

Wesbanco is also a limited partner in three other limited partnerships as of December 31, 2025. These provide seed money and capital to startup companies, and financing to low-income housing projects. As of December 31, 2025 and 2024, Wesbanco had $4.0 million and $2.9 million, respectively, invested in these partnerships, which are recorded in other assets using the equity method. Wesbanco included in operations under the equity method of accounting its share of the partnerships' net income of $0.1 million and $35 thousand for the years ended December 31, 2025 and 2023, respectively. Partnership net income was immaterial for the year ended December 31, 2024.

The following table presents the scheduled equity commitments to be paid to the limited partnerships over the next five years and in the aggregate thereafter as of December 31, 2025 *(in thousands)*:

Year	Amount
2026	**$ 16,150**
2027	**8,757**
2028	**6,015**
2029	**1,936**
2030	**1,588**
2031 and thereafter	**3,059**
Total	**$ 37,505**

NOTE 9. CERTIFICATES OF DEPOSIT

Certificates of deposit in denominations of $250 thousand or more were $842.3 million and $442.8 million as of December 31, 2025 and 2024, respectively. Interest expense on certificates of deposit of $250 thousand or more was $27.7 million, $14.2 million and $4.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, the scheduled maturities of total certificates of deposit are as follows *(in thousands)*:

Year	Amount
2026	**$ 2,697,811**
2027	**92,070**
2028	**42,080**
2029	**21,879**
2030	**21,406**
2031 and thereafter	**126**
Total	**$ 2,875,372**

NOTE 10. FHLB AND OTHER SHORT-TERM BORROWINGS

Wesbanco is a member of the FHLB system. Wesbanco's FHLB borrowings, which consist of borrowings from the FHLB of Pittsburgh are secured by a blanket lien by the FHLB on certain residential mortgages and other loan types or securities with a market value in excess of the outstanding balances of the borrowings. As of December 31, 2025 and 2024, Wesbanco had FHLB borrowings of $1.2 billion and $1.0 billion, respectively, with a remaining weighted-average interest rate of 3.96% and 4.66%, respectively. The terms of the security agreement with the FHLB include a specific assignment of collateral that requires the maintenance of qualifying mortgage and other types of loans as pledged collateral with unpaid principal amounts in excess of the FHLB advances, when discounted at certain pre-established percentages of the loans' unpaid principal balances. FHLB stock owned by Wesbanco totaling $58.5 million and $48.2 million at December 31, 2025 and 2024, respectively, is also pledged as collateral on these advances. The remaining maximum borrowing capacity by Wesbanco with the FHLB at December 31, 2025 and 2024 was estimated to be approximately $6.8 billion and $3.7 billion, respectively.

The following table presents the aggregate annual maturities and weighted-average interest rates of FHLB borrowings at December 31, 2025 based on their contractual maturity dates and interest rates *(dollars in thousands)*:

Year	Scheduled Maturity	Weighted Average Rate
2026	$ 1,150,000	3.94%
2027	50,000	4.38%
Total	$ 1,200,000	3.96%

Other short-term borrowings of $110.7 million and $192.1 million at December 31, 2025 and 2024, respectively, can consist in the aggregate of securities sold under agreements to repurchase and federal funds purchased. At December 31, 2025 and 2024, securities sold under agreements to repurchase were $110.7 million and $192.1 million, respectively, with a weighted average interest rate during the year of 2.71% and 3.15%, respectively. There were no federal funds purchased outstanding at December 31, 2025 or 2024.

NOTE 11. SUBORDINATED DEBT AND JUNIOR SUBORDINATED DEBT

Wesbanco issued $150.0 million of subordinated debentures on March 23, 2022. The subordinated debentures have a fixed rate of 3.75% for the first five years and a floating rate for the next five years at Three Month Term Secured Overnight Financing Rate ("SOFR") plus a spread of 1.787%. The subordinated debentures are callable after five years, mature on April 1, 2032 and count towards Tier 2 Capital.

Wesbanco redeemed $50.0 million in outstanding subordinated debt in 2025, all of which was acquired in the PFC acquisition and was originally issued by PFC in 2020. The notes became callable on September 30, 2025. Beginning on the call date, the interest rate became a variable rate equal to three-month SOFR plus 3.885%. The notes were considered Tier 2 regulatory capital for Wesbanco.

Certain trusts, consisting of Wesbanco Capital Trust II, Wesbanco Capital Statutory Trust III, Wesbanco Capital Trusts IV, V and VI, Oak Hill Capital Trusts 2, 3 and 4, Community Bank Shares Statutory Trusts I and II, First Federal Statutory Trust II, and First Defiance Statutory Trust I and II are all wholly-owned trust subsidiaries of Wesbanco formed for the purpose of issuing Trust Preferred Securities ("Trust Preferred Securities") into a pool of other financial services entity trust preferred securities, and lending the proceeds to Wesbanco. The Trust Preferred Securities were issued and sold in private placement offerings. The proceeds from the sale of the securities and the issuance of common stock by the Trusts were invested in Junior Subordinated Deferrable Interest Debentures ("Junior Subordinated Debt") issued by Wesbanco and former acquired banks, which are the sole assets of the Trusts. The Trusts pay dividends on the Trust Preferred Securities at the same rate as the distributions paid by Wesbanco on the Junior Subordinated Debt held by the Trusts. The Trusts provide Wesbanco with the option to defer payment of interest on the Junior Subordinated Debt for an aggregate of 20 consecutive quarterly periods. Should any of these options be utilized, Wesbanco may not declare or pay dividends on its common stock during any such period. Undertakings made by Wesbanco with respect to the Trust Preferred Securities for the Trusts constitute a full and unconditional guarantee by Wesbanco of the obligations of these Trust Preferred Securities. The First Defiance Statutory Trusts I and II were acquired in 2025 through the PFC acquisition.

The Junior Subordinated Debt is presented as a separate category of long-term debt on the Consolidated Balance Sheets. For regulatory purposes, at December 31, 2025, all such securities are counted as Tier 2 capital subject to limits. The Trust Preferred Securities provide the issuer with a unique capital instrument that has a tax-deductible interest feature not normally associated with the equity of a corporation.

The following table shows Wesbanco's trust subsidiaries with outstanding Trust Preferred Securities as of December 31, 2025:

(in thousands)	Trust Preferred Securities	Common Securities	Junior Subordinated Debt	Stated Maturity Date	Optional Redemption Date
Wesbanco Capital Trust II (1)	**$ 13,000**	**$ 410**	**$ 13,410**	**6/30/2033**	**6/30/2008**
Wesbanco Capital Statutory Trust III (2)	**17,000**	**526**	**17,526**	**6/26/2033**	**6/26/2008**
Wesbanco Capital Trust IV (3)	**20,000**	**619**	**20,619**	**6/17/2034**	**6/17/2009**
Wesbanco Capital Trust V (3)	**20,000**	**619**	**20,619**	**6/17/2034**	**6/17/2009**
Wesbanco Capital Trust VI (4)	**15,000**	**464**	**15,464**	**3/17/2035**	**3/17/2010**
Oak Hill Capital Trust 2 (5)	**5,000**	**155**	**5,155**	**10/18/2034**	**10/18/2009**
Oak Hill Capital Trust 3 (6)	**8,000**	**248**	**8,248**	**10/18/2034**	**10/18/2009**
Oak Hill Capital Trust 4 (7)	**1,942**	**155**	**2,097**	**6/30/2035**	**6/30/2015**
Community Bank Shares Statutory Trust I (3)	**7,000**	**217**	**7,217**	**6/17/2034**	**6/17/2014**
Community Bank Shares Statutory Trust II (8)	**10,000**	**310**	**10,310**	**6/15/2036**	**6/15/2016**
First Federal Statutory Trust II (9)	**10,000**	**310**	**10,310**	**3/22/2037**	**3/15/2017**
First Defiance Statutory Trust I (10)	**20,000**	**619**	**20,619**	**12/15/2035**	**12/15/2010**
First Defiance Statutory Trust II (11)	**15,000**	**464**	**15,464**	**6/15/2037**	**6/15/2012**
Total	**$ 161,942**	**$ 5,116**	**$ 167,058**		

(1) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 3.15% with a current rate of 7.10% through March 30, 2026, adjustable quarterly.

(2) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 3.10% with a current rate of 7.05% through March 26, 2026, adjustable quarterly.

(3) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 2.65% with a current rate of 6.62% through March 16, 2026, adjustable quarterly.

(4) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 1.77% with a current rate of 5.74% through March 16, 2026, adjustable quarterly.

(5) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 2.40% with a current rate of 6.55% through January 18, 2026, adjustable quarterly.

(6) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 2.30% with a current rate of 6.45% through January 18, 2026, adjustable quarterly.

(7) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 1.60% with a current rate of 5.54% through March 30, 2026, adjustable quarterly.

(8) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 1.70% with a current rate of 5.68% through March 15, 2026, adjustable quarterly.

(9) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 1.60% with a current rate of 5.58% through March 15, 2026, adjustable quarterly.

(10) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 1.38% with a current rate of 5.36% through March 15, 2026, adjustable quarterly.

(11) Variable rate based on the three-month CME Term SOFR including three-month CME Tenor Spread plus 1.50% with a current rate of 5.48% through March 15, 2026, adjustable quarterly.

NOTE 12. DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

Wesbanco is exposed to certain risks arising from both its business operations and economic conditions. Wesbanco principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Wesbanco manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its assets and liabilities. Wesbanco's existing interest rate derivatives result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in Wesbanco's assets or liabilities. Wesbanco manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions. A matched book is when the Bank's assets and liabilities are equally distributed but also have similar maturities.

Loan Swaps

Wesbanco executes interest rate swaps and interest rate caps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps and caps are simultaneously economically hedged by offsetting interest rate swaps and caps that Wesbanco executes with a third party, such that Wesbanco minimizes its net risk exposure resulting from such transactions. Because the interest rate swaps and caps associated with this program do not meet the hedge accounting requirements of ASC 815, changes in the fair value of both the customer swaps and caps and the offsetting third-party swaps and caps are recognized directly in earnings. As of December 31, 2025 and 2024, Wesbanco had 368 and 293, respectively, interest rate swaps and caps with an aggregate notional amount of $2.6 billion and $1.9 billion, respectively, related to this program. Wesbanco recognized $10.0 million, $4.9 million and $9.0 million of income for the related swap and cap fees for the years ended December 31, 2025, 2024 and 2023, respectively.

Risk participation agreements are entered into as financial guarantees of performance on interest rate swap derivatives. The purchased asset or sold liability allows Wesbanco to participate-in (fee received) or participate-out (fee paid) the risk associated with certain derivative positions executed by the borrower of the lead bank in a loan syndication. As of December 31, 2025 and 2024, Wesbanco had 26 and 24, respectively, risk participation-in agreements with an aggregate notional amount of $271.8 million and $233.8 million, respectively. As of December 31, 2025 and 2024, Wesbanco had nine and eight, respectively, risk participation-out agreements with an aggregate notional amount of $89.5 million and $67.7 million, respectively.

Mortgage Loans Held for Sale and Interest Rate Lock Commitments

Certain residential mortgage loans are originated for sale in the secondary mortgage loan market. These loans are classified as held for sale and carried at fair value as Wesbanco has elected the fair value option. Fair value is determined based on rates obtained from the secondary market for loans with similar characteristics. Wesbanco sells loans to the secondary market on either a mandatory or best efforts basis. The loans sold on a mandatory basis are not committed to an investor until the loan is closed with the borrower. Wesbanco enters into forward to be announced ("TBA") contracts to manage the interest rate risk between the lock commitment and the closing of the loan. The total balance of forward TBA contracts entered into was $91.0 million and $29.0 million at December 31, 2025 and December 31, 2024, respectively. The loans sold on a best efforts basis are committed to an investor simultaneous to the interest rate commitment with the borrower, and as a result, the Company does not enter into a separate forward TBA contract to offset the fair value risk, as the investor accepts such risk in exchange for a lower premium on sale.

Fair Values of Derivative Instruments on the Balance Sheet

All derivatives are carried on the consolidated balance sheet at fair value. Derivative assets are classified in the consolidated balance sheet under other assets, and derivative liabilities are classified in the consolidated balance sheet under other liabilities. Changes in fair value are recognized in earnings. None of Wesbanco's derivatives are designated in qualifying hedging relationships under ASC 815.

The table below presents the fair value of Wesbanco's derivative financial instruments as well as their classification on the Balance Sheet as of December 31, 2025 and 2024:

(in thousands)	December 31, 2025			December 31, 2024		
	Notional or Contractual Amount	Asset Derivatives	Liability Derivatives	Notional or Contractual Amount	Asset Derivatives	Liability Derivatives
Derivatives						
Loan Swaps:						
Interest rate swaps and caps	**$ 2,612,677**	**$ 63,144**	**$ 64,181**	$ 1,906,520	$ 72,343	$ 72,204
Other contracts:						
Interest rate lock commitments	**27,615**	**692**	**—**	15,476	—	41
Forward TBA contracts	**91,000**	**—**	**213**	29,000	115	—
Total derivatives		**$ 63,836**	**$ 64,394**		$ 72,458	$ 72,245

Effect of Derivative Instruments on the Income Statement

The table below presents the change in the fair value of the Company's derivative financial instruments reflected within the other non-interest income line item of the consolidated income statement for the years ended December 31, 2025, 2024 and 2023, respectively.

(in thousands)	Location of Gain/(Loss)	For the Years Ended December 31, 2025	2024	2023
Interest rate swaps and caps	Net swap fee and valuation income	**$ (1,149)**	$ 1,019	$ (2,056)
Interest rate lock commitments	Mortgage banking income	**733**	(125)	127
Forward TBA contracts	Mortgage banking income	**(2,452)**	272	530
Total		**$ (2,868)**	$ 1,166	$ (1,399)

Credit Risk Related Contingent Features

Wesbanco has agreements with its derivative counterparties that contain a provision where if Wesbanco defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Wesbanco could also be declared in default on its derivative obligations.

Wesbanco also has agreements with certain of its derivative counterparties that contain a provision where if Wesbanco fails to maintain its status as either a "well-" or "adequately-capitalized" institution, then the counterparty could terminate the derivative positions and Wesbanco would be required to settle its obligations under the agreements.

Dependent upon the net present value of the underlying swaps, Wesbanco has minimum collateral posting thresholds with certain of its derivative counterparties. If Wesbanco had breached any of these provisions at December 31, 2025, it could have been required to settle its obligations under the agreements at the termination value and would have been required to pay any additional amounts due in excess of amounts previously posted as collateral with the respective counterparties. Wesbanco has posted net cash collateral with a market value of $16.0 million as of December 31, 2025, while, as of December 31, 2024, Wesbanco was holding net cash collateral from various derivative counterparties totaling $42.6 million within interest bearing deposit accounts.

NOTE 13. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan— The Wesbanco, Inc. Defined Benefit Pension Plan ("the Plan") established on January 1, 1985, is a non-contributory, defined benefit pension plan. The Plan covers all employees of Wesbanco and its subsidiaries who were hired on or before August 1, 2007 who satisfy minimum age and length of service requirements. Benefits of the Plan are generally based on years of service and the employee's compensation during the last five years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Wesbanco uses a December 31 measurement date for the Plan.

On December 12, 2024, Wesbanco signed an agreement with a third-party annuity provider to transfer the future payment obligations of 685 participant annuitants. The liability associated with these annuitants was $70.3 million. Since the liability exceeded the sum of the 2024 service cost and interest cost, a settlement under ASC 715 was recognized and measured as of December 31, 2024. The total liability settled during 2024 including all lump sums paid and the annuity purchase totaled $72.5 million and $70.3 million, respectively, which represented 56.9% of the Projected Benefit Obligation and as a result, 56.9% of the unrecognized gain position of $4.0 million was recognized. The recognition resulted in a settlement gain of $2.3 million that was recognized in 2024.

The benefit obligations and funded status of the Plan are as follows:

(dollars in thousands)	December 31, 2025	December 31, 2024
Accumulated benefit obligation at end of year	**$ 51,263**	$ 48,956
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	**$ 54,830**	$ 131,074
Service cost	**1,069**	1,327
Interest cost	**3,073**	6,446
Actuarial loss (gain)	**637**	(4,733)
Annuity lift out and lump sums paid	**(1,466)**	(72,517)
Benefits paid	**(1,072)**	(6,767)
Projected benefit obligation at end of year	**$ 57,071**	$ 54,830
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	**$ 110,322**	$ 182,877
Actual return on plan assets	**10,087**	6,729
Employer contribution	**—**	—
Annuity lift out and lump sums paid	**(1,466)**	(72,517)
Benefits paid	**(1,072)**	(6,767)
Fair value of plan assets at end of year	**$ 117,871**	$ 110,322
Amounts recognized in the statement of financial position:		
Funded status	**$ 60,800**	$ 55,492
Net amounts recognized as receivable pension costs in the consolidated balance sheets	**$ 60,800**	$ 55,492
Amounts recognized in accumulated other comprehensive income consist of:		
Unrecognized prior service credit	**$ (55)**	$ (90)
Unrecognized net gain	**(4,570)**	(1,740)
Net amounts recognized in accumulated other comprehensive income (before tax)	**$ (4,625)**	$ (1,830)
Weighted average assumptions used to determine benefit obligations:		
Discount rate	**5.76%**	5.81%
Rate of compensation increase	**3.70%**	4.05%
Expected long-term return on assets	**5.75%**	5.85%

The components of and weighted-average assumptions used to determine net periodic benefit costs are as follows:

(dollars in thousands)	For the Years Ended December 31, 2025	2024	2023
Components of net periodic benefit cost:			
Service cost—benefits earned during year	**$ 1,069**	$ 1,327	$ 1,418
Interest cost on projected benefit obligation	**3,073**	6,446	6,304
Expected return on plan assets	**(6,428)**	(10,453)	(11,154)
Amortization of prior service credit	**(34)**	(34)	(34)
Amortization of net loss	**(193)**	85	903
Net periodic pension income	**$ (2,513)**	$ (2,629)	$ (2,563)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net (gain) loss for period	**$ (3,022)**	$ (1,010)	$ (8,592)
Amortization of prior service credit	**34**	34	34
Amortization of net gain (loss)	**193**	2,217	(903)
Total recognized in other comprehensive loss (income)	**$ (2,795)**	$ 1,241	$ (9,461)
Total recognized in net periodic pension cost and other comprehensive income	**$ (5,308)**	$ (1,388)	$ (12,024)
Weighted-average assumptions used to determine net periodic pension cost:			
Discount rate	**5.81%**	5.04%	5.23%
Rate of compensation increase	**4.05%**	3.78%	3.84%
Expected long-term return on assets	**5.85%**	5.83%	6.82%

As permitted under ASC 715-30-35-13, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

The expected long-term rate of return for the Plan's total assets is based on the expected return of each of the Plan asset categories, weighted based on the median of the target allocation for each class.

Pension Plan Investment Policy and Strategy— The investment policy as established by the Pension and Post-Retirement Plan Committee, to be followed by the Trustee, which is Wesbanco's Trust and Investment Services department, is to invest assets based on the target allocations shown in the table below. Assets are reallocated periodically by the Trustee based on the ranges set forth by the Committee to meet the target allocations. The investment policy is also subject to review periodically to determine if the policy should be changed. Plan assets are to be invested with the principal objective of maximizing long-term total return without exposing Plan assets to undue risk, taking into account the Plan's funding needs and benefit obligations. Assets are to be invested in a balanced portfolio composed primarily of equities, fixed income, alternative asset funds and cash or cash equivalent money market investments.

In 2021, the Committee adopted certain changes to the investment policy for the Defined Benefit Pension Plan that recognizes over time the return requirements and risk tolerance of the plan will change. Based on an assessment of the long-term goals and desired risk levels, the Committee approved the development of a glide path that adjusts the target allocations as the Plan's funded status changes. Given the United States pension regulations and demographics of the Plan, a more risk averse investment approach is deemed appropriate to reduce the funded status volatility. Thus, modifications were made to the return seeking portfolio and the liability hedging portfolio as detailed in the plan. The revised Plan notes that return seeking assets generally consist of investments that focus on price appreciation with returns that, over the long term, are above the interest costs of the Plan. Thus, the policy set target allocations to return seeking assets and rebalanced the ranges for the same. Additionally, the investment policy statement was changed to note that liability hedging assets will be investment grade fixed income investments and are expected to generally behave like the Plan's liabilities. Since these assets focus mainly on current income, their expected long-term returns will generally be lower than return seeking assets. The policy provides that based on the hedge path, the mix of short term, intermediate term, and long term fixed income holdings will vary. As a result, there will not be set target allocations and ranges for each maturity category, but rather to the hedge path target. Changes to the Plan's holdings, as noted in the chart below, reflect the changes implemented pursuant to the change in the investment policy statement. At December 31, 2025 and 2024, the Plan's equity securities included 46,000 shares and 55,300 shares of Wesbanco common stock with a fair market value of $1.5 million and $1.8 million, respectively.

The following table sets forth the Plan's weighted-average asset allocations by asset category:

	Target Allocation for 2025	December 31, 2025	December 31, 2024
Asset Category:			
Equity securities	**15-25%**	**23%**	26%
Debt securities	**75-85%**	**76%**	73%
Cash and cash equivalents	**0-5%**	**1%**	1%
Total		**100%**	100%

The fair values of Wesbanco's pension plan assets at December 31, 2025 and 2024, by asset category are as follows:

		December 31, 2025		
		Fair Value Measurements Using:		
(in thousands)	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined benefit pension plan assets:				
Registered investment companies	**$ 16,630**	**$ 16,630**	**$ —**	**$ —**
Equity securities	**14,177**	**14,177**	**—**	**—**
Corporate debt securities	**56,028**	**—**	**56,028**	**—**
Municipal obligations	**1,729**	**—**	**1,729**	**—**
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**27,883**	**—**	**27,883**	**—**
Total defined benefit pension plan assets (1)	**$ 116,447**	**$ 30,807**	**$ 85,640**	**$ —**

(1) The defined benefit pension plan statement of net assets also includes cash, accrued interest and dividends, and due to/from brokers resulting in net assets available for benefits of $117.9 million.

		December 31, 2024		
		Fair Value Measurements Using:		
(in thousands)	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Defined benefit pension plan assets:				
Registered investment companies	$ 20,745	$ 20,745	$ —	$ —
Equity securities	14,600	14,600	—	—
Corporate debt securities	49,560	—	49,560	—
Municipal obligations	1,766	—	1,766	—
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	22,638	—	22,638	—
Total defined benefit pension plan assets (1)	$ 109,309	$ 35,345	$ 73,964	$ —

(1) The defined benefit pension plan statement of net assets also includes cash, accrued interest and dividends, and due to/from brokers resulting in net assets available for benefits of $182.9 million.

Registered investment companies and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate debt securities, municipal obligations, and U.S. government sponsored entities and agency securities: Valued at fair value based on models that consider criteria such as dealer quotes, available trade data, issuer creditworthiness, market movements, sector news, and bond and swap yield curves.

Cash Flows— Wesbanco has no required minimum contribution to the Plan for 2026 and as of December 31, 2025 does not expect to make a voluntary contribution in 2026. Wesbanco did not make a contribution to the Plan in 2023, 2024 or 2025.

The following table presents estimated benefits to be paid in each of the next five years and in aggregate for all years thereafter (*in thousands*):

Year		Amount
2026	**$**	**1,224**
2027		**1,707**
2028		**2,110**
2029		**2,481**
2030		**2,880**
2031 and thereafter		**18,764**
Total	**$**	**29,166**

FFKT Postretirement Medical Benefit Plan— Wesbanco assumed FFKT's postretirement medical benefit plan upon acquisition, which had a liability totaling $15.0 million at the acquisition date. The plan covers FFKT employees who were hired before January 1, 2016 and meet certain age and length of full-time service requirements. The plan was modified in August 2018, which reduced the number of eligible employees. The modification resulted in a $5.5 million unrealized gain, which was recorded in accumulated other comprehensive income, net of tax, and will be recognized over the life of the plan participants estimated to be approximately 17 years. Benefits provided under this plan are unfunded, and payments to the plan participants are made by Wesbanco.

The benefit obligation and funded status of the plan are as follows:

	December 31,			
(dollars in thousands)	**2025**		**2024**	
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	**$**	**6,558**	$	6,610
Interest cost		**317**		316
Actuarial (gain) loss		**(224)**		164
Participant contributions		**329**		341
Benefits paid		**(800)**		(873)
Projected benefit obligation at end of year	**$**	**6,180**	$	6,558
Amounts recognized in the statement of financial position:				
Funded status	**$**	**6,180**	$	6,558
Net amounts recognized as receivable pension costs in the consolidated balance sheets	**$**	**6,180**	$	6,558
Amounts recognized in accumulated other comprehensive income consist of:				
Unrecognized net gain	**$**	**(3,327)**	$	(3,351)
Prior service cost		**(1,671)**		(1,895)
Net amounts recognized in accumulated other comprehensive income (before tax)	**$**	**(4,998)**	$	(5,246)
Weighted average assumptions used to determine benefit obligations:				
Discount rate		**5.46%**		5.67%
Rate of compensation increase		**NA**		NA
Expected long-term return on assets		**NA**		NA

The components of and weighted-average assumptions used to determine net periodic benefit costs are as follows:

(dollars in thousands)	For the Years Ended December 31, 2025	2024
Components of net periodic benefit cost:		
Interest cost on projected benefit obligation	**$ 317**	$ 316
Amortization of prior service credit	**(224)**	(224)
Amortization of net loss	**(247)**	(232)
Net periodic pension cost	**$ (154)**	$ (140)
Other changes in plan benefit obligations recognized in other comprehensive income:		
Prior service cost for period	**$ —**	$ —
Net (gain) loss for the period	**(223)**	165
Amortization of prior service credit	**224**	224
Amortization of net loss	**247**	232
Total recognized in other comprehensive income	**$ 248**	$ 621
Total recognized in net periodic pension cost and other comprehensive income	**$ 94**	$ 481
Weighted-average assumptions used to determine net periodic pension cost:		
Discount rate	**4.92%**	5.36%
Rate of compensation increase	**NA**	NA
Expected long-term return on assets	**NA**	NA

The following table presents estimated benefits to be paid in each of the next five years and in aggregate for all years thereafter *(in thousands)*:

Year	Amount
2026	**$ 460**
2027	**457**
2028	**421**
2029	**437**
2030	**452**
2031 and thereafter	**2,226**
Total	**$ 4,453**

PFC Postretirement Medical Benefit Plan— Wesbanco assumed PFC's postretirement medical benefit plan upon acquisition, which had a liability totaling $1.9 million at the acquisition date. The plan is intended to supplement Medicare coverage for certain PFC retirees. Plan eligibility features differ depending on the date of hire, date of retirement, age, years of service, and other specific attributes, with additional variations applicable only to certain mortgage lenders. Benefits provided under this plan are unfunded, and payments to the plan participants are made by Wesbanco.

The benefit obligation and funded status of the plan are as follows:

(dollars in thousands)	December 31, 2025
Change in projected benefit obligation:	
Projected benefit obligation at beginning of year	**$ 1,879**
Service cost	**16**
Interest cost	**98**
Actuarial loss	**285**
Participant contributions	**21**
Benefits paid	**(87)**
Projected benefit obligation at end of year	**$ 2,212**
Amounts recognized in the statement of financial position:	
Funded status	**$ 2,212**
Net amounts recognized as receivable pension costs in the consolidated balance sheets	**$ 2,212**
Amounts recognized in accumulated other comprehensive income consist of:	
Unrecognized net gain	**$ —**
Prior service cost	**—**
Net amounts recognized in accumulated other comprehensive income (before tax)	**$ —**
Weighted average assumptions used to determine benefit obligations:	
Discount rate	**5.18%**
Rate of compensation increase	**NA**
Expected long-term return on assets	**NA**

The components of and weighted-average assumptions used to determine net periodic benefit costs are as follows:

(dollars in thousands)	For the Year Ended December 31, 2025
Components of net periodic benefit cost:	
Service cost-benefits earned during the year	**$ 16**
Interest cost on projected benefit obligation	**98**
Amortization of prior service cost	**6**
Amortization of net gain	**(48)**
Net periodic pension cost	**$ 72**
Settlement income	**(328)**
Total ASC 715 income	**$ (256)**
Other changes in plan benefit obligations recognized in other comprehensive income:	
Prior service cost for period	**$ —**
Net loss for the period	**285**
Amortization of prior service cost	**(35)**
Amortization of net gain	**405**
Total recognized in other comprehensive income	**$ 655**
Total recognized in net periodic pension cost and other comprehensive income	**$ 399**
Weighted-average assumptions used to determine net periodic pension cost:	
Discount rate	**5.40%**
Rate of compensation increase	**NA**
Expected long-term return on assets	**NA**

The following table presents estimated benefits to be paid in each of the next five years and in aggregate for all years thereafter *(in thousands)*:

Year	Amount
2026	$ **204**
2027	**219**
2028	**232**
2029	**243**
2030	**186**
2031 and thereafter	**865**
Total	$ **1,949**

401(k) Plan — Wesbanco sponsors a 401(k) plan consisting of a contributory 401(k) profit sharing plan covering substantially all of its employees. Under the provisions of the 401(k) plan, Wesbanco matches a portion of eligible employee contributions based on rates established and approved by the Board of Directors. For each of the past three years, Wesbanco matched 100% of the first 3% and 50% of the next 2% of eligible employee contributions. Total expense for the 401(k) was $7.4 million, $5.6 million and $5.9 million in 2025, 2024 and 2023, respectively.

As of December 31, 2025, the 401(k) held 420,063 shares of Wesbanco common stock of which all shares were allocated to specific employee accounts. These shares relate in large part to the plan's prior inclusion of an employee stock ownership plan component. Dividends on shares are either distributed to employee accounts or paid in cash to the participant. On June 28, 2024, Wesbanco registered an additional 1,000,000 shares of Wesbanco common stock for issuance under the 401(k) plan. Wesbanco had 958,121 and 1,016,640 shares registered on Form S-8 remaining for future issuance under the 401(k) plan at December 31, 2025 and 2024, respectively.

Incentive Bonus, Option and Restricted Stock Plan— The Incentive Bonus, Option and Restricted Stock Plan (the “Incentive Plan”), is a non-qualified plan that includes the following components: an Annual Bonus and a Long-Term Incentive, which included a Total Shareholder Return Plan, a Stock Option component, and a Restricted Stock component for certain key officers of the Company. The components allow for payments of cash, a mixture of cash and stock, granting of stock options, or granting of restricted stock, depending upon the component of the Incentive Plan in which the award is earned, through the attainment of certain performance goals or time-based vesting requirements. Performance goals or service vesting requirements are established by Wesbanco’s Compensation Committee. On April 19, 2024, Wesbanco registered an additional 1,100,000 shares of Wesbanco common stock for issuance under the Incentive Plan. Wesbanco had 1,334,954 and 1,793,381 shares registered on Form S-8 remaining for future issuance under equity compensation plans at December 31, 2025 and 2024, respectively.

Effective December 1, 2023, Wesbanco adopted a new incentive-based compensation recovery policy ("clawback policy") in reference to the requirements set forth in Listing Rule 5608 of the corporate governance rules of the NASDAQ Stock Market and revoked the prior clawback policy that was in effect. Please refer to Exhibit 97 of this form 10-K for the full version of the clawback policy.

Annual Bonus

Compensation expense for key officers for the Annual Bonus was $8.5 million, $4.4 million, and $4.4 million for 2025, 2024 and 2023, respectively.

Stock Options

On May 21, 2025, Wesbanco granted 53,250 stock options to selected participants, including certain named executive officers at an exercise price of $31.94 per share. The options granted in 2025 are service-based and vest in two equal installments on May 22, 2026 and December 31, 2026, and expire seven years from the date of grant.

Compensation expense for the stock option component of the Incentive Plan was $0.7 million, $1.0 million and $0.9 million for 2025, 2024 and 2023, respectively. At December 31, 2025, the total unrecognized compensation expense related to non-vested stock option grants totaled $0.1 million, with an expense recognition period of one year remaining. The maximum term of options granted under Wesbanco’s stock option plan is ten years from the original grant date; however, options granted in 2025 had a term of seven years.

The total intrinsic value of options exercised was $0.4 million and $0.5 million for the years ended December 31, 2025 and 2024, respectively. The cash received and related tax benefit realized from stock options exercised was $1.4 million and $0.1 million in 2025 and was $1.5 million and $0.1 million in 2024. Shares issued in connection with options exercised are issued from treasury shares acquired under Wesbanco’s share repurchase plans or from issuance of authorized but unissued shares, subject to prior SEC registration.

The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that might otherwise have a significant effect on the value of stock options granted that are not considered by the model.

The following table sets forth the significant assumptions used in calculating the fair value of the grants:

	For the Years Ended December 31,		
	2025	2024	2023
Weighted-average life	**4.5 years**	4.5 years	4.4 years
Risk-free interest rate	**4.11%**	4.58%	3.95%
Dividend yield	**4.54%**	4.93%	5.50%
Volatility factor	**31.52%**	36.76%	35.56%
Fair value of the grants	**$ 5.86**	$ 6.86	$ 5.27

The weighted-average life assumption is an estimate of the length of time that an employee might hold an option before option exercise, option expiration or employment termination. The weighted-average life assumption was developed using historical experience. Wesbanco used a weighted historical volatility of its common stock price over the weighted average life prior to each issuance as the volatility factor assumption, adjusted for abnormal volatility during certain periods, and current and future dividend payment expectations for the dividend assumption.

The following table shows the activity for the Stock Option component of the Incentive Plan:

	For the Year Ended December 31, 2025	
	Number of Options	Weighted Average Exercise Price Per Share
Outstanding at beginning of the year	**786,456**	**$ 33.13**
Granted during the year	**53,250**	**31.94**
Acquired during the year	**14,860**	**32.50**
Exercised during the year	**(55,523)**	**25.77**
Forfeited or expired during the year	**(106,582)**	**43.05**
Outstanding at end of the year	**692,461**	**$ 32.09**
Exercisable at year end	**641,211**	**$ 32.10**

The aggregate intrinsic value of the outstanding shares and the shares exercisable at year-end was $2.1 million and $2.0 million, respectively.

The following table shows the average remaining life of the stock options at December 31, 2025:

Year Issued	Exercisable at Year End	Exercise Price Range Per Share	Options Outstanding	Weighted Average Exercise Price	Weighted Avg. Remaining Contractual Life in Years
2018	**31,376**	**$ 36.97**	**31,376**	**$ 36.97**	**2.00**
2019	**89,250**	**38.93**	**89,250**	**38.93**	**0.37**
2020	**32,100**	**21.55**	**32,100**	**21.55**	**1.40**
2021	**117,875**	**38.78**	**117,875**	**38.78**	**2.38**
2022	**110,925**	**32.30**	**110,925**	**32.30**	**3.37**
2023	**103,550**	**24.91**	**103,550**	**24.91**	**4.40**
2024	**141,275**	**28.60**	**141,275**	**28.60**	**5.37**
2025	**14,860**	**32.50**	**66,110**	**32.07**	**6.34**
Total	**641,211**	**$ 21.55 to 38.93**	**692,461**	**$ 32.09**	**3.51**

Restricted Stock

During 2025, Wesbanco granted 370,143 shares of time-based restricted stock to certain officers and directors, which cliff vest primarily 36 months from the date of grant. The weighted average fair value of the restricted stock granted was $31.78 per share. The restricted stock grant provides the recipient with voting rights from the date of issuance. Dividends paid on these restricted shares during the restriction period are converted into additional shares of restricted stock on the date the cash dividend would have otherwise been paid, but do not vest until the related grant of the restricted shares complete their vesting. The Compensation Committee has discretion to elect to pay such dividends in cash to participants. Voting rights accrue from date of issuance of these shares.

Wesbanco also granted 45,944 shares of performance-based restricted stock ("PBRS") to select officers. These shares have a three-year performance period, beginning January 1, 2025, based on Wesbanco’s return on average assets and return on average tangible common equity measured for each year, compared to a national peer group of financial institutions with total assets between approximately $18.6 billion and $49.9 billion. Earned performance-based restricted shares are subject to additional service-based vesting with 50% vesting in May 2029 after the completion of the three-year performance period and the final 50% vesting in May 2030.

In May 2025, Wesbanco issued 4,917, 6,840, 10,417 shares from the 2021, 2022, and 2023 PBRS plans, respectively, to select officers as the performance goals for December 31, 2024 were met. These shares have converted to service-based restricted stock with voting rights. They accrue dividends but do not vest until the stipulated service requirements are met.

Compensation expense relating to all restricted stock was $7.2 million, $6.1 million and $5.9 million in 2025, 2024 and 2023, respectively. As of December 31, 2025, the total unrecognized compensation expense related to non-vested restricted stock grants totaled $14.2 million, with a weighted average expense recognition period of 1.4 years remaining.

The following table shows the activity for the Restricted Stock component of the Incentive Plan:

For the Year Ended December 31, 2025	Restricted Stock		Weighted Average Grant Date Fair Value Per Share
Non-vested at January 1, 2025	**784,529**	**$**	**27.25**
Granted during the year	**416,087**		**31.80**
Vested during the year	**(222,523)**		**31.76**
Forfeited or expired during the year	**(22,455)**		**30.03**
Dividend reinvestment	**37,377**		**31.79**
Non-vested at end of the year	**993,015**	**$**	**28.25**

Total Shareholder Return Plan

On November 18, 2015, Wesbanco's Compensation Committee adopted Administrative Rules for a Total Shareholder Return Plan ("TSRP"). The TSRP measures the TSR on Wesbanco common stock over a three-year measurement period relative to the return of an established peer group of publicly traded companies over the same performance period. The award is determined at the end of the three-year period if the TSR of Wesbanco common stock is equal to or greater than the 50th percentile of the TSR of the peer group. The number of shares to be earned by the participant shall be 200% of the grant-date award if the TSR of Wesbanco common stock is equal to or greater than the 75th percentile of the TSR of the peer group. For the TSRPs granted in 2024 and prior, upon achieving the market-based metric, shares determined to be earned by the participant become service-based and vest in three equal annual installments. Voting rights accrue at such time as well.

Wesbanco granted 12,000 TSRP shares in 2025 for the performance period beginning January 1, 2025 and ending December 31, 2027 to certain executive officers that operate as above except upon achieving market-based metrics, the shares earned will become service-based and vest at that time. The fair value of the market-based awards is based on a Monte-Carlo Simulation valuation of our common stock and our peers' common stock as of the grant date.

Based on the calculation of shareholder return over the measurement period beginning January 1, 2023 and ending December 31, 2025, Wesbanco stock performance did not equal or exceed the 50th percentile when compared to peer calculations of shareholder return. Therefore, none of the 12,000 shares relating to the 2023 TSR grant will be issued as service-based shares.

Compensation expense relating to the TSR plans was $0.4 million, $0.4 million and $0.3 million in 2025, 2024 and 2023, respectively. The grant date fair value of the 2025 TSR award was $38.34 per share. At December 31, 2025, the total unrecognized compensation expense related to non-vested TSR awards totaled $0.5 million with a weighted average expense recognition period of 1.2 years remaining.

NOTE 14. REVENUE RECOGNITION

Interest income, net securities gains (losses) and bank-owned life insurance are not in scope of ASC 606, *Revenue from Contracts with Customers*. For the revenue streams in scope of ASC 606 - trust fees, service charges on deposits, net securities brokerage revenue, payment processing fees, digital banking fees, net swap fee and valuation income, mortgage banking income and net gain on sale of other real estate owned and other assets– there are no significant judgments related to the amount and timing of revenue recognition.

The following table summarizes the point of revenue recognition, and the income recognized for each of the revenue streams:

(in thousands)	Point of Revenue Recognition	For the Years Ended December 31, 2025	2024	2023
Revenue Streams				
Trust fees				
Trust account fees	Over time	**$ 29,033**	$ 22,496	$ 20,474
WesMark fees	Over time	**8,054**	8,180	7,661
Total trust fees		**37,087**	30,676	28,135
Service charges on deposits				
Commercial banking fees	Over time	**9,362**	5,391	2,848
Personal service charges	At a point in time and over time	**32,030**	24,588	23,268
Total service charges on deposits		**41,392**	29,979	26,116
Net securities brokerage revenue				
Annuity commissions	At a point in time	**8,655**	7,706	7,677
Equity and debt security trades	At a point in time	**428**	299	283
Managed money	Over time	**1,574**	1,151	1,091
Trail commissions	Over time	**1,189**	1,082	1,004
Total net securities brokerage revenue		**11,846**	10,238	10,055
Payment processing fees (1)	At a point in time and over time	**3,401**	3,504	3,652
Digital banking income	At a point in time	**26,475**	19,953	19,454
Net swap fee and valuation income (2)	At a point in time	**8,896**	5,941	6,912
Mortgage banking income	At a point in time	**6,194**	4,270	2,652
Net (loss) gain on other real estate owned and other assets (3)	At a point in time	**(424)**	142	1,520

(1) Payment processing fees are included in other non-interest income.
(2) The portion of this line item relating to the change in the fair value of the underlying swaps is not within the scope of ASC 606, and totaled (losses) gains of ($1.0) million, $1.0 million and ($2.1) million for the years ended December 31, 2025, 2024 and 2023, respectively.
(3) The portion of this line item relating to the sale and change in the fair value of the underlying investments funded by Wesbanco CDC is not within the scope of ASC 606, and totaled gains of $0.1 million for the year ended December 31, 2023. No gains or losses were recorded for the years ended December 31, 2025 and December 31, 2024.

NOTE 15. OTHER OPERATING EXPENSES

Other operating expenses are presented in the table below:

(in thousands)	For the Years Ended December 31, 2025	2024	2023
Franchise and other miscellaneous taxes	**$ 19,151**	$ 12,986	$ 11,686
Professional fees	**26,047**	19,020	15,734
Card processing expenses	**6,924**	6,019	7,091
Communications	**5,917**	4,718	5,325
Other real estate owned and foreclosure expenses	**434**	266	349
Postage, supplies and other	**36,500**	30,115	27,629
Total other operating expenses	**$ 94,973**	$ 73,124	$ 67,814

NOTE 16. INCOME TAXES

Reconciliation of income tax expense and the effective tax rate is as follows for 2025:

(dollars in thousands)	For The Year Ended December 31, 2025	
Federal statutory tax rate	**$ 58,640**	**21.0%**
State income taxes, net of federal tax effect (1)	**6,672**	**2.4**
Low-income housing and historic tax credits	**(9,102)**	**(3.3)**
New markets tax credits	**(3,900)**	**(1.4)**
Nontaxable and nondeductible items:		
Net tax-exempt interest income on securities and loans of state and political subdivisions	**(5,841)**	**(2.1)**
Bank-owned life insurance	**(3,171)**	**(1.1)**
Nondeductible expenses	**3,534**	**1.3**
Other adjustments:		
Proportional amortization of investments that generate low-income housing and historic tax credits	**10,941**	**3.9**
Other tax benefits related to investments that generate low-income housing and historic tax credits	**(2,545)**	**(0.9)**
Other	**905**	**0.3**
Income tax expense	**$ 56,133**	**20.1%**

(1) The states of West Virginia and Maryland make up the majority (more than 50%) of the total of state taxes.

Reconciliation from the federal statutory income tax rate to the effective tax rate is as follows for 2024 and 2023:

	For the Years Ended December 31,	
	2024	2023
Federal statutory tax rate	21.0%	21.0%
Net tax-exempt interest income on securities and loans of state and political subdivisions	(3.2)	(3.1)
State income taxes, net of federal tax effect	2.8	3.0
Bank-owned life insurance	(1.1)	(1.2)
General business credits	(4.4)	(3.9)
All other—net	3.1	2.3
Effective tax rate	18.2%	18.1%

The provision for income taxes applicable to income before taxes consists of the following:

	For the Years Ended December 31,		
(in thousands)	2025	2024	2023
Current:			
Federal	**$ 11,719**	$ 30,314	$ 31,935
State	**2,403**	6,517	6,763
Deferred:			
Federal	**35,968**	(3,149)	(4,328)
State	**6,043**	(78)	647
Total	**$ 56,133**	$ 33,604	$ 35,017

The following income tax amounts were recorded in shareholders' equity as elements of other comprehensive income:

(in thousands)	2025	2024	2023
Securities and defined benefit pension plan unrecognized items	**$ (26,446)**	$ 2,600	$ 12,369

The following table presents income taxes paid (net of refunds received):

(in thousands)	For the Year Ended December 31, 2025
U.S. Federal	**$ 26,500**
U.S. state and local	
Maryland	**2,000**
Other	**3,236**
Total	**$ 31,736**

Deferred tax assets and liabilities consist of the following:

	December 31,		
(in thousands)	2025	2024	2023
Deferred tax assets:			
Allowance for credit losses	**$ 50,480**	$ 33,242	$ 31,571
Security gains	**8,400**	969	1,320
Non-accrual interest income	**1,814**	829	833
Partnership adjustments	**1,812**	995	553
Net operating loss carryforwards	**3,060**	3,570	4,709
Purchase accounting adjustments	**36,202**	—	—
Fair value adjustments on securities available-for-sale	**42,559**	70,793	72,932
Lease accrual	**10,623**	9,344	11,178
Other	**7,102**	4,323	3,963
Gross deferred tax assets	**162,052**	124,065	127,059
Deferred tax liabilities:			
Depreciation and amortization	**(7,066)**	(4,796)	(5,366)
Accretion on securities	**(1,020)**	(791)	(577)
Deferred fees and costs	**(4,822)**	(3,224)	(4,107)
Purchase accounting adjustments	**—**	(6,959)	(8,398)
Compensation and benefits	**(378)**	(1,981)	(1,818)
Lease - right of use assets	**(8,782)**	(8,331)	(10,173)
Other	**(2)**	—	(197)
Gross deferred tax liabilities	**(22,070)**	(26,082)	(30,636)
Net deferred tax assets	**$ 139,982**	$ 97,983	$ 96,423

No valuation allowance was established for any deferred tax assets, since management believes that deferred tax assets are likely to be realized through future reversals of existing taxable temporary differences and future taxable income.

As a result of the acquisition of Your Community Bankshares ("YCB") in 2016, Old Line Bankshares in 2019 and PFC in 2025, Wesbanco has federal net operating loss (“NOL”) carryforwards of $13.5 million, which expire beginning in 2034, 2037 and 2028, respectively. Wesbanco has Maryland NOL carryforwards of $0.8 million, which expires beginning in 2030. Wesbanco has Kentucky NOL carryforwards of $2.3 million, which expires beginning in 2030. The use of the federal NOL and other carryforwards are limited by Internal Revenue Code Section 382, but they are currently expected to be utilized before their respective expiration dates.

As a result of the previous acquisitions of YCB, ESB Financial Corporation, Fidelity Bancorp, Inc., Western Ohio Financial Corporation, Winton Financial Corporation, Oak Hill Financial, Inc. and PFC, retained earnings at December 31, 2025 and 2024 included $78.0 million and $45.9 million, respectively, of qualifying and non-qualifying tax bad debt reserves existing as of December 31, 1987, upon which no provision for income taxes has been recorded. The related amount of unrecognized deferred tax liability is $17.8 million and $10.3 million for 2025 and 2024, respectively. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it would be added to future taxable income.

Federal and state income taxes applicable to securities transactions totaled $0.8 million, $0.3 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Wesbanco had $0.3 million and $0.1 million of unrecognized tax benefits and interest as of December 31, 2025 and 2024, respectively. As of December 31, 2025, $0.3 million represented the amount of unrecognized tax benefits that if recognized would favorably affect the effective tax rate in the future. At December 31, 2025 and December 31, 2024, accrued interest related to uncertain tax positions was immaterial. Wesbanco provides for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

Wesbanco is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. Wesbanco and its prior acquired companies are no longer subject to any income tax examinations for years prior to 2022.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and the federal income tax benefit of unrecognized state tax benefits) is as follows:

	For the Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Balance at beginning of year	**$ 116**	$ 58	$ 158
Additions based on tax positions related to the current year	**178**	58	20
Reductions due to the statute of limitations	**—**	—	(120)
Balance at end of year	**$ 294**	$ 116	$ 58

NOTE 17. FAIR VALUE MEASUREMENT

Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair value estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.

Fair value is determined at one point in time and is not representative of future value. These amounts do not reflect the total value of a going concern organization. Management does not have the intention to dispose of a significant portion of its assets and liabilities, and therefore the unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows.

The following is a discussion of assets and liabilities measured at fair value on a recurring basis and valuation techniques applied:

Investment securities: The fair value of investment securities which are measured on a recurring basis are determined primarily by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other similar securities. These securities are classified within level 1 or 2 in the fair value hierarchy. Positions that are not traded in active markets for which valuations are generated using assumptions not observable in the market or management's best estimate are classified within level 3 of the fair value hierarchy. This includes certain specific municipal debt issues for which the credit quality and discount rate must be estimated.

Loans held for sale: Loans held for sale are carried, in aggregate, at fair value as Wesbanco previously elected the fair value option. The use of a valuation model using quoted prices of similar instruments are significant inputs in arriving at the fair value and therefore loans held for sale are classified within level 2 of the fair value hierarchy.

Derivatives: Wesbanco enters into interest rate swap agreements with qualifying commercial customers to meet their financing, interest rate and other risk management needs. These agreements provide the customer the ability to convert from variable to fixed interest rates. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies and monitoring. Those interest rate swaps are economically hedged by offsetting interest rate swaps that Wesbanco executes with derivative counterparties in order to offset its exposure on the fixed components of the customer interest rate swap agreements. The interest rate swap agreement with the loan customer and with the counterparty is reported at fair value in other assets and other liabilities on the consolidated balance sheets with any resulting gain or loss recorded in current period earnings within net swap fee and valuation income.

Wesbanco enters into forward TBA contracts to manage the interest rate risk between the loan commitments to the customer and the closing of the loan for loans that will be sold on a mandatory basis to secondary market investors. The forward TBA contract is reported at fair value in other assets and other liabilities on the consolidated balance sheets with any resulting gain or loss recorded in current period earnings within mortgage banking income.

Wesbanco determines the fair value for derivatives using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. Wesbanco incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements, and therefore both the derivative asset and derivative liability are classified within level 2 of the fair value hierarchy.

We may be required from time to time to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower of cost or market accounting or write-downs of individual assets and liabilities.

Collateral dependent loans: Collateral dependent loans are carried at the amortized cost basis less the specific allowance calculated under the Current Expected Credit Losses Accounting Standard. Collateral dependent loans are calculated using a cost basis approach or collateral value approach, and therefore are classified within level 3 of the fair value hierarchy.

Other real estate owned and repossessed assets: Other real estate owned and repossessed assets are carried at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. The use of independent appraisals and management's best judgment are significant inputs in arriving at the fair value measure of the underlying collateral, and therefore other real estate owned and repossessed assets are classified within level 3 of the fair value hierarchy.

The fair value amounts presented in the table below are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The following tables set forth Wesbanco's financial assets and liabilities that were accounted for at fair value on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2025 and December 31, 2024:

	December 31, 2025 Fair Value Measurements Using:			
(in thousands)	**December 31, 2025**	**Quoted Prices in Active Markets for Identical Assets (level 1)**	**Significant Other Observable Inputs (level 2)**	**Significant Unobservable Inputs (level 3)**
Recurring fair value measurements				
Equity securities	**$ 30,809**	**$ 30,809**	**$ —**	**$ —**
Available-for-sale debt securities:				
U.S. Treasury	**196,857**	**196,857**	**—**	**—**
U.S. Government sponsored entities and agencies	**222,997**	**—**	**222,997**	**—**
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**2,610,448**	**—**	**2,610,448**	**—**
Commercial mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	**63,615**	**—**	**63,615**	**—**
Asset backed securities	**68,935**		**68,935**	
Obligations of state and political subdivisions	**73,188**	**—**	**70,903**	**2,285**
Corporate debt securities	**52,292**	**—**	**52,292**	**—**
Total available-for-sale debt securities	**$ 3,288,332**	**$ 196,857**	**$ 3,089,190**	**$ 2,285**
Loans held for sale	**87,454**	**—**	**87,454**	**—**
Other assets—interest rate derivatives agreements	**63,144**	**—**	**63,144**	**—**
Total assets recurring fair value measurements	**$ 3,469,739**	**$ 227,666**	**$ 3,239,788**	**$ 2,285**
Other liabilities—interest rate derivatives agreements	**64,181**	**—**	**64,181**	**—**
Total liabilities recurring fair value measurements	**$ 64,181**	**$ —**	**$ 64,181**	**$ —**
Nonrecurring fair value measurements				
Collateral dependent loans	**$ 20,400**	**$ —**	**$ —**	**$ 20,400**
Other real estate owned and repossessed assets	**907**	**—**	**—**	**907**
Total nonrecurring fair value measurements	**$ 21,307**	**$ —**	**$ —**	**$ 21,307**

(in thousands)	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (level 3)
	December 31, 2024 Fair Value Measurements Using:			
Recurring fair value measurements				
Equity securities	$ 13,427	$ 13,427	$ —	$ —
Available-for-sale debt securities:				
U.S. Treasury	146,113	146,113	—	—
U.S. Government sponsored entities and agencies	194,242	—	194,242	—
Residential mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	1,593,441	—	1,593,441	—
Commercial mortgage-backed securities and collateralized mortgage obligations of government sponsored entities and agencies	231,782	—	231,782	—
Obligations of state and political subdivisions	68,620	—	67,536	1,084
Corporate debt securities	11,874	—	11,874	—
Total available-for-sale debt securities	$ 2,246,072	$ 146,113	$ 2,098,875	$ 1,084
Loans held for sale	18,695	—	18,695	—
Other assets—interest rate derivatives agreements	72,343	—	72,343	—
Total assets recurring fair value measurements	$ 2,350,537	$ 159,540	$ 2,189,913	$ 1,084
Other liabilities—interest rate derivatives agreements	72,204	—	72,204	—
Total liabilities recurring fair value measurements	$ 72,204	$ —	$ 72,204	$ —
Nonrecurring fair value measurements				
Collateral dependent loans	$ 17,525	$ —	$ —	$ 17,525
Other real estate owned and repossessed assets	852	—	—	852
Total nonrecurring fair value measurements	$ 18,377	$ —	$ —	$ 18,377

Wesbanco's policy is to recognize transfers between levels as of the actual date of the event or change in circumstances that caused the transfer. There were no significant transfers between levels 1, 2, or 3 for the years ended December 31, 2025 and 2024.

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Wesbanco has utilized level 3 inputs to determine fair value:

(in thousands)	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range / Weighted Average
	Quantitative Information about Level 3 Fair Value Measurements			
December 31, 2025:				
Collateral dependent loans	**$ 20,400**	Appraisal of collateral (1)	Appraisal adjustments (2)	**0.0%-(20.8%)/(7.3%)**
			Liquidation expenses (2)	**(8.2%)-(10.5%)/(9.7%)**
Other real estate owned and repossessed assets	**907**	Appraisal of collateral (1) (3)		
December 31, 2024:				
Collateral dependent loans	$ 17,525	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0%/0.0%
			Liquidation expenses (2)	(7.8%)-(8.0%)/(7.9%)
Other real estate owned and repossessed assets	852	Appraisal of collateral (1)(3)		

(1) Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs, which are not identifiable.

(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of appraisal adjustments and liquidation expenses are presented as a percent of the appraisal.

(3) Includes estimated liquidation expenses and numerous dissimilar qualitative adjustments by management, which are not identifiable.

The estimated fair values of Wesbanco's financial instruments are summarized below:

(in thousands)	Carrying Amount	Fair Value Estimate	Fair Value Measurements at December 31, 2025 Quoted Prices in Active Markets for Identical Assets (level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (level 3)
Financial Assets					
Cash and due from banks	**$ 956,109**	**$ 956,109**	**$ 956,109**	**$ —**	**$ —**
Equity securities	**30,809**	**30,809**	**30,809**	**—**	**—**
Available-for-sale debt securities	**3,288,332**	**3,288,332**	**196,857**	**3,089,190**	**2,285**
Net held-to-maturity debt securities	**1,131,946**	**1,035,957**	**—**	**1,035,821**	**136**
Net loans	**19,007,683**	**18,563,341**	**—**	**—**	**18,563,341**
Loans held for sale	**87,454**	**87,454**	**—**	**87,454**	**—**
Other assets—interest rate derivatives	**63,144**	**63,144**	**—**	**63,144**	**—**
Accrued interest receivable	**106,651**	**106,651**	**106,651**	**—**	**—**
Financial Liabilities					
Deposits	**21,668,840**	**21,657,121**	**18,793,468**	**2,863,653**	**—**
Federal Home Loan Bank borrowings	**1,200,000**	**1,200,761**	**—**	**1,200,761**	**—**
Other borrowings	**110,679**	**105,240**	**105,240**	**—**	**—**
Subordinated debt and junior subordinated debt	**308,529**	**298,974**	**—**	**298,974**	**—**
Other liabilities—interest rate derivatives	**64,181**	**64,181**	**—**	**64,181**	**—**
Accrued interest payable	**19,150**	**19,150**	**19,150**	**—**	**—**

(in thousands)	Carrying Amount	Fair Value Estimate	Fair Value Measurements at December 31, 2024 Quoted Prices in Active Markets for Identical Assets (level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (level 3)
Financial Assets					
Cash and due from banks	$ 568,137	$ 568,137	$ 568,137	$ —	$ —
Equity securities	13,427	13,427	13,427	—	—
Available-for-sale debt securities	2,246,072	2,246,072	—	2,244,988	1,084
Net held-to-maturity debt securities	1,152,760	1,006,817	—	1,006,617	200
Net loans	12,517,663	12,042,064	—	—	12,042,064
Loans held for sale	18,695	18,695	—	18,695	—
Other assets—interest rate derivatives	72,343	72,343	—	72,343	—
Accrued interest receivable	78,324	78,324	78,324	—	—
Financial Liabilities					
Deposits	14,133,717	14,121,315	12,406,785	1,714,530	—
Federal Home Loan Bank borrowings	1,000,000	1,000,371	—	1,000,371	—
Other borrowings	192,073	180,372	180,372	—	—
Subordinated debt and junior subordinated debt	279,308	262,101	—	262,101	—
Other liabilities—interest rate derivatives	72,204	72,204	—	72,204	—
Accrued interest payable	14,228	14,228	14,228	—	—

The following methods and assumptions were used to measure the fair value of financial instruments recorded at cost on Wesbanco's consolidated balance sheets:

Cash and due from banks: The carrying amount for cash and due from banks is a reasonable estimate of fair value.

Held-to-maturity debt securities: Fair values for debt securities held-to-maturity are determined in the same manner as investment securities, which are described above. The carrying value is net of the allowance for credit losses on held-to-maturity debt securities.

Net loans: Fair values for loans are estimated in a valuation model using a discounted cash flow methodology. The discount rates take into account interest rates currently being offered to customers for loans with similar terms, the credit risk associated with the loan and other market factors, including liquidity. Wesbanco believes the discount rates are consistent with transactions occurring in the marketplace for both performing and distressed loan types. The carrying value is net of the allowance for credit losses and other associated premiums and discounts. Due to the significant judgment involved in evaluating credit quality, loans are classified within level 3 of the fair value hierarchy.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value**.**

Deposits: The carrying amount is considered a reasonable estimate of fair value for all non-maturity deposit accounts, which includes non-interest bearing demand, interest bearing demand, money market and savings deposit accounts. Non-maturity deposit accounts are classified within level 1 of the fair value hierarchy. The fair value of fixed maturity certificates of deposit is estimated by a discounted cash flow method using rates currently offered for deposits of similar remaining maturities, and is therefore classified in level 2 of the fair value hierarchy.

Federal Home Loan Bank borrowings: The fair value of FHLB borrowings is based on rates currently available to Wesbanco for borrowings with similar terms and remaining maturities.

Other borrowings: The carrying amount of federal funds purchased and overnight sweep accounts generally approximate fair value. Other repurchase agreements are based on quoted market prices if available. If market prices are not available, for certain fixed and adjustable rate repurchase agreements, then quoted market prices of similar instruments are used.

Subordinated debt and junior subordinated debt: The fair value of subordinated debt is determined primarily by obtaining quoted prices on nationally recognized securities exchanges, if available, or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other similar securities. These securities are classified within level 2 in the fair value hierarchy. Due to the pooled nature of junior subordinated debt owed to unconsolidated subsidiary trusts, which are not actively traded, estimated fair value is determined by using comparable corporate bond indices from the financial services sector and factoring in the applicable credit spreads and optional early redemption provisions. These securities are classified within level 2 in the fair value hierarchy.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Off-balance sheet financial instruments: Off-balance sheet financial instruments consist of commitments to extend credit, including letters of credit. Fair values for commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The estimated fair value of the commitments to extend credit and letters of credit are insignificant and therefore are not presented in the above tables.

NOTE 18. COMPREHENSIVE INCOME/(LOSS)

The activity in accumulated other comprehensive income for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Accumulated Other Comprehensive Income/(Loss) (1)		
(in thousands)	Defined Benefit Plans	Unrealized Gains (Losses) on Debt Securities Available-for-Sale	Total
Balance at December 31, 2022	$ (535)	$ (261,881)	$ (262,416)
Other comprehensive loss before reclassifications	6,748	28,490	35,238
Amounts reclassified from accumulated other comprehensive loss	302	183	485
Period change	7,050	28,673	35,723
Balance at December 31, 2023	$ 6,515	$ (233,208)	$ (226,693)
Balance at December 31, 2023	$ 6,515	$ (233,208)	$ (226,693)
Other comprehensive income before reclassifications	642	9,676	10,318
Amounts reclassified from accumulated other comprehensive income	(2,033)	(224)	(2,257)
Period change	(1,391)	9,452	8,061
Balance at December 31, 2024	$ 5,124	$ (223,756)	$ (218,632)
Balance at December 31, 2024	$ 5,124	$ (223,756)	$ (218,632)
Other comprehensive income before reclassifications	**2,023**	**84,590**	**86,613**
Amounts reclassified from accumulated other comprehensive income	**(563)**	**(738)**	**(1,301)**
Period change	**1,460**	**83,852**	**85,312**
Balance at December 31, 2025	**$ 6,584**	**$ (139,904)**	**$ (133,320)**

(1) All amounts are net of tax. Related income tax expense or benefit is calculated using a combined Federal and State income tax rate approximating 24% in all periods presented.

Details about Accumulated Other Comprehensive Income/(Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income/ (Loss) For the Years Ended December 31,			Affected Line Item in the Statement of Net Income
(in thousands)	2025	2024	2023	
Securities available-for-sale (1):				
Net securities (gains) losses reclassified into earnings	**$ (73)**	$ 12	$ 241	Net securities gains (Non-interest income)
Related income tax effect	**22**	(3)	(58)	Provision for income taxes
Amortization of state tax rate change reclassified into earnings	**(687)**	(233)	—	Provision for income taxes
Net effect on accumulated other comprehensive income/(loss) for the period	**(738)**	(224)	183	
Defined benefit plans (2):				
Amortization of net (gain) loss and prior service costs	**(738)**	(406)	399	Employee benefits (Non-interest expense)
Related income tax effect	**175**	122	(97)	Provision for income taxes
Gain on settlement of retired employee accounts	**—**	(2,301)	—	Other non-interest income
Related income tax effect	**—**	552	—	Provision for income taxes
Net effect on accumulated other comprehensive income/(loss) for the period	**(563)**	(2,033)	302	
Total reclassifications for the period	**$ (1,301)**	$ (2,257)	$ 485	

(1) For additional detail related to unrealized gains on securities and related amounts reclassified from accumulated other comprehensive income see Note 4, "Securities."

(2) Included in the computation of net periodic pension cost. See Note 13, "Employee Benefit Plans" for additional detail.

NOTE 19. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments— In the normal course of business, Wesbanco offers off-balance sheet credit arrangements to enable its customers to meet their financing objectives. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Wesbanco's exposure to credit losses in the event of non-performance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is limited to the contractual amount of those instruments. Wesbanco uses the same credit policies in making commitments and conditional obligations as for all other lending. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The allowance for credit losses associated with commitments was $7.0 million and $6.1 million as of December 31, 2025 and 2024, respectively, and is included in other liabilities on the Consolidated Balance Sheets.

Letters of credit are conditional commitments issued by banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including normal business activities, bond financing and similar transactions. Letters of credit are considered guarantees. The liability associated with letters of credit was $0.4 million and $0.2 million as of December 31, 2025 and 2024.

Contingent obligations to purchase loans funded by other entities include credit card guarantees, loans sold with recourse as well as obligations to the FHLB. Credit card guarantees are credit card balances not owned by Wesbanco, whereby the Bank guarantees the performance of the cardholder.

The following table presents total commitments to extend credit, guarantees and various letters of credit outstanding:

	December 31,	
(in thousands)	**2025**	**2024**
Lines of credit	**$ 5,231,344**	$ 3,960,185
Loans approved but not closed	**469,694**	365,529
Overdraft limits	**556,063**	387,591
Letters of credit	**56,030**	47,879
Contingent obligations and other guarantees	**36,179**	16,574

Contingent Liabilities— Wesbanco is a party to various legal and administrative proceedings and claims. While any litigation contains an element of uncertainty, management does not believe that a material loss related to such proceedings or claims pending or known to be threatened is reasonably possible.

NOTE 20. WESBANCO BANK COMMUNITY DEVELOPMENT CORPORATION

Wesbanco Bank Community Development Corporation ("WBCDC"), a consolidated subsidiary of Wesbanco Bank, is a Certified Development Entity ("CDE") with $125.0 million of New Markets Tax Credits ("NMTC") all of which had been invested in WBCDC at December 31, 2025. The NMTC program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury and is aimed at stimulating economic and community development and job creation in low-income communities. The program provides federal tax credits to investors who make qualified equity investments ("QEIs") in a CDE. The CDE is required to invest the proceeds of each QEI in low-income communities, which are generally defined as those census tracts with poverty rates greater than 20% and/or median family incomes that are less than or equal to 80% of the area median family income.

The credit provided to the investor totals 39% of each QEI in a CDE and is claimed over a seven-year credit allowance period. In each of the first three years, the investor receives a credit equal to 5% of the total amount the investor paid to the CDE for each QEI. For each of the remaining four years, the investor receives a credit equal to 6% of the total amount the investor paid to the CDE for each QEI. As of December 31, 2025, Wesbanco has received $44.1 million in tax credits over the seven-year credit allowance periods for its $125.0 million NMTC authority invested in WBCDC. Wesbanco is eligible to receive an additional $4.7 million in tax credits with respect to aggregate QEI amounts invested over their remaining credit allowance period.

Wesbanco Bank recognized $3.9 million, $3.8 million and $3.7 million in NMTC in its income tax provision for the years ended December 31, 2025, 2024 and 2023, respectively. These tax credits are subject to certain general business tax credit limitations and are therefore limited in deductibility on Wesbanco's federal income tax return. As of December 31, 2025, no prior NMTC has been carried forward to future tax years.

The NMTC claimed by Wesbanco Bank with respect to each QEI remain subject to recapture over each QEI's credit allowance period upon the occurrence of any of the following:

- if less than substantially all (generally defined as 85%) of the QEI proceeds are not used by WBCDC to make qualified low-income community investments;
- WBCDC ceases to be a CDE; or
- WBCDC redeems its QEI investment prior to the end of the current credit allowance periods.

As of December 31, 2025, 2024 and 2023, none of the above recapture events had occurred, nor in the opinion of management are such events anticipated to occur in the foreseeable future. Approximately half of the tax credits are no longer subject to recapture.

For the years ended December 31, 2024, 2023 and 2022, respectively, WBCDC recognized net gains (losses) of $4 thousand, $0.1 million and ($1.0) million on an investment that it made in a start-up firm more than ten years ago that was acquired in 2021 by a public company. This gain is reported on the Consolidated Income Statements within net gain (loss) on other real estate owned and other assets.

The following condensed financial statements summarize the financial position of WBCDC as of December 31, 2025, and the results of its operations and cash flows for the year ended December 31, 2025:

BALANCE SHEET

(in thousands)	December 31, 2025
Assets	
Cash and due from banks	$ 85,835
Loans, net of allowance for credit losses of **$0.6 million**	58,770
Other assets	3,355
Total Assets	$ 147,960
Liabilities	$ 84
Shareholder Equity	147,876
Total Liabilities and Shareholder Equity	$ 147,960

STATEMENT OF INCOME

(in thousands)	For the Year Ended December 31, 2025
Interest income	
Loans	$ 1,816
Total interest income	1,816
Recovery of credit losses	(80)
Net interest income after provision for credit losses	1,896
Gain on investments	—
Non-interest expense	—
Income before provision for income taxes	1,896
Provision for income taxes	406
Net income	$ 1,490

STATEMENT OF CASH FLOWS

(in thousands)	For the Year Ended December 31, 2025
Operating Activities	
Net income	$ 1,490
Recovery of credit losses	(80)
Gain on investments	—
Net change in other assets	1,409
Net change in other liabilities	84
Net cash provided by operating activities	2,903
Investing Activities	
Decrease in loans	4,302
Proceeds from sale of investments	—
Net cash provided by investing activities	4,302
Financing Activities	
Qualified equity investment by parent company	—
Net cash provided by financing activities	—
Net increase in cash and cash equivalents	7,205
Cash and cash equivalents at beginning of year	78,630
Cash and cash equivalents at end of year	$ 85,835

NOTE 21. TRANSACTIONS WITH RELATED PARTIES

Certain directors and officers (including their affiliates, families and entities in which they are principal owners) of Wesbanco and its subsidiaries are customers of, or suppliers to, those subsidiaries and have had, and are expected to have, transactions with the subsidiaries in the ordinary course of business. In addition, certain directors are also directors or officers of corporations that are customers of, or suppliers to, the Bank and have had, and are expected to have, transactions with the Bank in the ordinary course of business. In the opinion of management, such transactions are consistent with prudent banking practices and are within applicable banking regulations. Indebtedness of related parties aggregated approximately $14.3 million and $3.0 million as of December 31, 2025 and 2024, respectively. During 2025, $22.2 million in related party loans were funded or acquired and $10.8 million were repaid or no longer related. At December 31, 2025 and 2024, none of the outstanding related party loans were past due 90 days or more or on non-accrual. At December 31, 2025 and 2024, no outstanding related party loans were considered to be an MBEFD.

NOTE 22. REGULATORY MATTERS

The Federal Reserve Bank is the primary regulator for the parent company, Wesbanco. Wesbanco Bank is a state non-member bank jointly regulated by the FDIC and the West Virginia Division of Financial Institutions. Wesbanco is a legal entity separate and distinct from its subsidiaries and is dependent upon dividends from its subsidiary bank, Wesbanco Bank, to provide funds for the payment of dividends to shareholders, fund its current stock repurchase plan and to provide for other cash requirements. The payment of dividends by Wesbanco Bank to Wesbanco is subject to state and federal banking regulations. Under applicable law, bank regulatory agency approval is required if the total of all dividends declared by a bank in any calendar year exceeds the available retained earnings or exceeds the aggregate of the bank’s net profits (as defined by regulatory agencies) for that year and its retained net profits for the preceding two years. As of December 31, 2025, under FDIC and state of West Virginia regulations, Wesbanco could receive, without prior regulatory approval, a dividend of up to $331.3 million from Wesbanco Bank.

Wesbanco Bank is also required to maintain non-interest bearing reserve balances with the Federal Reserve Bank. The Bank did not have a reserve requirement during 2025 or 2024.

Additionally, Wesbanco and Wesbanco Bank are subject to various regulatory capital requirements (risk-based capital ratios) administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material adverse effect on Wesbanco’s financial results.

All bank holding companies and banking subsidiaries are required to have common equity Tier 1 (“CET1”) of at least 4.5%, core capital (“Tier 1”) of at least 6% of risk-weighted assets, total capital of at least 8% of risk-weighted assets, and a minimum Tier 1 leverage ratio of 4%. Tier 1 capital consists principally of shareholders’ equity; excluding items recorded in accumulated other comprehensive income, less goodwill and other intangibles. Total capital consists of Tier 1 capital plus the allowance for loan losses, subject to limitation, and trust preferred securities. The regulations also define “well-capitalized” levels of CET1, Tier 1 risk-based capital, total risk-based capital, and Tier 1 leverage capital as 6.5%, 8%, 10%, and 5%, respectively. Wesbanco and Wesbanco Bank were categorized as “well-capitalized” under the Federal Deposit Insurance Corporation Improvement Act at December 31, 2025 and

2024. There are no conditions or events since December 31, 2025 that management believes have changed Wesbanco's "well-capitalized" category.

The Basel III capital standards, effective January 1, 2015 with a phase-in period ending January 1, 2019, establishes the minimum capital levels required under the Dodd-Frank Act, permanently grandfathers trust preferred securities as Tier 1 capital issued before May 19, 2010 for bank holding companies under $15 billion, and increases the capital required for certain categories of assets. A capital conservation buffer is also added to minimum capital standards that is required to be met to avoid restrictions on dividends, share repurchases, certain incentives and other restrictions. Including this capital conservation buffer, minimum levels of CET1, Tier 1 risk-based capital and total risk-based capital are defined as 7.0%, 8.5% and 10.5%, respectively.

Wesbanco issued $230.0 million of Series B Preferred stock in September 2025, considered Tier 1 capital, which is listed on the Nasdaq Global Select Market under the symbol "WSBCO". Wesbanco used $150.0 million of the proceeds to redeem in full the outstanding Series A Preferred stock in December 2025 and another $50.0 million to redeem the outstanding fixed-to-floating subordinated notes acquired in the PFC acquisition.

Wesbanco currently has $167.1 million in junior subordinated debt in its Consolidated Balance Sheets presented as a separate category of long-term debt. For regulatory purposes, trust preferred securities totaling $161.9 million, issued by unconsolidated trust subsidiaries of Wesbanco underlying such junior subordinated debt, are considered Tier 2 capital in accordance with current regulatory reporting requirements, as Wesbanco had total consolidated assets above $15 billion as of December 31, 2025 and 2024. Also, in March of 2022, Wesbanco completed the issuance of $150.0 million in aggregate principal amount of subordinated debentures. The subordinated debentures have a fixed rate of 3.75% for the first five years and a floating rate for the next five years at Three Month SOFR plus a spread of 1.787%.

On March 26, 2020, regulators issued interim financial rule ("IFR") "Regulatory Capital Rule: Revised Transition of the Current Expected Losses Methodology for Allowances" in response to the disrupted economic activity from the spread of COVID-19. The IFR provides financial institutions that adopt CECL during 2020 with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided by the initial two-year delay ("five year transition"). Wesbanco adopted CECL effective January 1, 2020 and elected to implement the five year transition. The five year transition rule ended on January 1, 2025.

The following table summarizes risk-based capital amounts and ratios for Wesbanco and the Bank:

			December 31, 2025			**December 31, 2024**		
(dollars in thousands)	**Minimum Value (1)**	**Well Capitalized (2)**	**Amount**	**Ratio**	**Minimum Amount (1)**	**Amount**	**Ratio**	**Minimum Amount (1)**
Wesbanco, Inc.								
Tier 1 leverage............	4.00%	5.00%	**$ 2,443,411**	**9.42%**	**$ 1,037,948**	$ 1,895,856	10.68%	$ 709,848
Tier 1 capital to risk-weighted assets...........	6.00%	8.00%	**2,443,411**	**11.42%**	**1,284,121**	1,895,856	13.06%	870,882
Total capital to risk-weighted assets...........	8.00%	10.00%	**2,978,585**	**13.92%**	**1,712,162**	2,305,465	15.88%	1,161,176
Common equity Tier 1	4.50%	6.50%	**2,219,224**	**10.37%**	**963,091**	1,751,372	12.07%	653,162
Wesbanco Bank, Inc.								
Tier 1 leverage............	4.00%	5.00%	**$ 2,571,964**	**9.92%**	**$ 1,036,779**	$ 1,834,180	10.35%	$ 708,751
Tier 1 capital to risk-weighted assets...........	6.00%	8.00%	**2,571,964**	**12.06%**	**1,279,668**	1,834,180	12.67%	868,844
Total capital to risk-weighted assets...........	8.00%	10.00%	**2,798,197**	**13.12%**	**1,706,224**	1,966,848	13.58%	1,158,458
Common equity Tier 1	4.50%	6.50%	**2,571,964**	**12.06%**	**959,751**	1,834,180	12.67%	651,633

(1) Minimum requirements to remain adequately capitalized.
(2) Well-capitalized under prompt corrective action regulations.

NOTE 23. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the Condensed Balance Sheets, Statements of Income and Statements of Cash Flows for the parent company:

BALANCE SHEETS

(in thousands)	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	**$ 161,862**	$ 321,788
Investment in subsidiaries—Bank	**4,160,463**	2,728,603
Investment in subsidiaries—Nonbank	**7,227**	5,886
Other assets	**55,348**	40,769
Total Assets	**$ 4,384,900**	$ 3,097,046
LIABILITIES		
Subordinated debt and junior subordinated debt	**$ 308,529**	$ 279,308
Dividends payable and other liabilities	**44,458**	27,457
Total Liabilities	**352,987**	306,765
SHAREHOLDERS' EQUITY	**4,031,913**	2,790,281
Total Liabilities and Shareholders' Equity	**$ 4,384,900**	$ 3,097,046

STATEMENTS OF INCOME

	For the years ended December 31,		
(in thousands)	2025	2024	2023
Dividends from subsidiaries—Bank	**$ 111,000**	$ 42,000	$ 77,000
Dividends from subsidiaries—Nonbank	**425**	1,248	7,384
Other income	**39**	—	718
Total income	**111,464**	43,248	85,102
Interest expense	**20,017**	16,090	16,492
Other expense	**15,860**	9,920	6,286
Total expense	**35,877**	26,010	22,778
Income before income tax benefit and undistributed net income of subsidiaries	**75,587**	17,238	62,324
Income tax benefit	**(7,496)**	(5,219)	(5,126)
Income before undistributed net income of subsidiaries	**83,083**	22,457	67,450
Equity in undistributed net income of subsidiaries	**140,022**	129,053	91,582
Net income	**223,105**	151,510	159,032
Preferred stock dividends	**20,541**	10,125	10,125
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 202,564**	$ 141,385	$ 148,907

The details of other comprehensive income and accumulated other comprehensive income are included in the consolidated financial statements.

STATEMENTS OF CASH FLOWS

(in thousands)	For the years ended December 31, 2025	2024	2023
OPERATING ACTIVITIES			
Net income	**$ 223,105**	$ 151,510	$ 159,032
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	**(140,022)**	(129,053)	(91,582)
(Increase) decrease in other assets	**(11,432)**	(2,687)	1,122
Other—net	**10,674**	8,313	7,669
Net cash provided by operating activities	**82,325**	28,083	76,241
INVESTING ACTIVITIES			
Additional capitalization of subsidiaries	**(150,000)**	(50,000)	—
Net cash acquired in the PFC acquisition	**24,381**	—	—
Net cash used in investing activities	**(125,619)**	(50,000)	—
FINANCING ACTIVITIES			
Redemption of subordinated debt	**(50,000)**	—	(2,294)
Issuance of preferred stock, Series B, net of issuance costs	**224,187**	—	—
Redemption of preferred stock, Series A	**(144,484)**	—	—
Redemption premium on preferred stock, Series A	**(5,516)**	—	—
Issuance of common stock	**540**	190,967	—
Treasury shares (purchased) sold—net	**(1,089)**	76	(3,508)
Dividends paid to common and preferred shareholders	**(140,270)**	(97,541)	(92,415)
Net cash (used in) provided by financing activities	**(116,632)**	93,502	(98,217)
Net (decrease) increase in cash and cash equivalents	**(159,926)**	71,585	(21,976)
Cash and cash equivalents at beginning of year	**321,788**	250,203	272,179
Cash and cash equivalents at end of year	**$ 161,862**	$ 321,788	$ 250,203

NOTE 24. BUSINESS SEGMENTS

Wesbanco operates two reportable segments: community banking and trust and investment services. Wesbanco's community banking segment offers a wide range of banking products and services through various delivery channels and business units, including commercial demand, individual demand and time deposit accounts; commercial, mortgage and individual installment loans, and certain non-traditional offerings, such as insurance and securities brokerage services. For purposes of determining the community banking reportable segment, these lines of business are aggregated, in accordance with the review of the CODM. The trust and investment services segment offers trust services as well as various alternative investment products, including mutual funds, and also serves as investment adviser to a family of mutual funds called the "WesMark Funds." The fund family is comprised of the WesMark Large Company Fund, the WesMark Balanced Fund, the WesMark Small Company Fund, the WesMark Government Bond Fund, the WesMark West Virginia Municipal Bond Fund, and the WesMark Tactical Opportunity Fund. Corporate support functions, which are generally all attributable to the parent company, do not represent a reportable segment and are presented within Corporate Other for purposes of reconciling to the consolidated financials. All of Wesbanco's revenue is derived from domestic operations, and Wesbanco has no major customers providing greater than 10% of total segment revenue. Wesbanco's CODM is its President and Chief Executive Officer. The CODM uses net income as the reported measure of segment profit or loss in making business decisions regarding reinvestment into the Company's segments, using profits for acquisitions and/or paying dividends to shareholders. In addition, net income is used to monitor budget versus actual results, to perform competitive analysis by benchmarking to peers and as a factor to establish compensation for certain employees. Wesbanco does not have any material intra-entity sales or transfers.

The market value of trust assets totaled approximately $7.9 billion and $6.0 billion at December 31, 2025 and 2024, respectively. These assets are held by Wesbanco in fiduciary or agency capacities and are not included as assets on Wesbanco's Consolidated Balance Sheets. Therefore, substantially all of Wesbanco's assets are attributable to the community banking segment.

The following tables present selected financial information with respect to Wesbanco's business segments for the years ended December 31, 2025, 2024 and 2023 as received and reviewed on a regular basis by the CODM:

(in thousands)	Community Banking	Trust and Investment Services	Corporate Other	Totals
For the Year Ended December 31, 2025				
Interest and dividend income	$ 1,271,940	$ —	$ —	
Less: Interest expense (1)	431,099	6,524	20,017	
Net interest income	840,841	(6,524)	(20,017)	
Less: Provision for credit losses	77,242	—	—	
Net interest income after provision for credit losses	763,599	(6,524)	(20,017)	
Non-interest income:				
Trust fees	—	29,033	—	
WesMark fees	—	8,054	—	
Service charges in deposits	41,392	—	—	
Digital banking income	26,475	—	—	
Net swap fee and valuation income	8,896	—	—	
Net securities brokerage revenue	11,846	—	—	
Net insurance services revenue	3,985	—	—	
Bank-owned life insurance	15,101	—	—	
Payment processing fees	3,401	—	—	
Net securities gains	3,379	—	—	
Net gain on other real estate owned and other assets	(424)	—	—	
Mortgage banking income	6,194	—	—	
Other income	8,338	1,046	39	
Total revenues	892,182	31,609	(19,978)	903,813
Less (2):				
Salaries and wages	222,384	8,593	—	
Employee benefits	65,028	1,987	—	
Net occupancy (3)	32,972	265	—	
Equipment and software (4)	62,444	168	—	
Miscellaneous taxes	19,144	7	—	
Professional services	17,692	647	7,708	
Marketing	9,787	74	—	
FDIC insurance	20,897	—	—	
Supplies	8,254	184	—	
Telecommunications	5,917	—	—	
General administration	8,661	211	1,056	
Merger-related and restructuring	68,871	—	7,062	
Amortization of intangibles	28,301	769	—	
Corporate overhead expenses (5)	—	7,184	—	
Other segment items (6)	17,992	280	36	
Segment profit before provision for income taxes	303,838	11,240	(35,840)	
Provision for income taxes	61,269	2,360	(7,496)	
Segment profit	242,569	8,880	(28,344)	223,105
Reconciliation of segment profit (loss)				
Preferred stock dividends				(20,541)
Net income available to common shareholders				202,564

(1) Within Corporate other, this represents interest expense on subordinated and junior subordinated debt issued by the parent company of Wesbanco.
(2) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3) Includes depreciation and amortization expense of $8.5 million for the community banking segment. Such expenses for the trust and investment services segment are immaterial.
(4) Includes depreciation and amortization expense of $11.7 million for the community banking segment. Such expenses for the trust and investment services segment are immaterial.
(5) Corporate overhead expenses allocated to the trust and investment services segment consist of audit and accounting services, human resources, bank administration and information technology.
(6) Other segment items included in segment expenses for the community banking segment include ATM and digital banking interchange expenses, correspondent service fee expense, postage expense, corporate insurance expense and other general banking service expenses. Other segment items included in segment expenses for the trust and investment services segment include postage expense, securities safekeeping expense and other miscellaneous operating expenses.

(in thousands)	Community Banking	Trust and Investment Services	Corporate Other	Totals
For the Year Ended December 31, 2024				
Interest and dividend income	**$ 825,641**	**$ —**	**$ —**	
Less: Interest expense (1)	**327,350**	**3,993**	**16,090**	
Net interest income	**498,291**	**(3,993)**	**(16,090)**	
Less: Provision for credit losses	**19,206**	**—**	**—**	
Net interest income after provision for credit losses	**479,085**	**(3,993)**	**(16,090)**	
Non-interest income:				
Trust fees	**—**	**22,496**	**—**	
WesMark fees	**—**	**8,180**	**—**	
Service charges in deposits	**29,979**	**—**	**—**	
Digital banking income	**19,953**	**—**	**—**	
Net swap fee and valuation income	**5,941**	**—**	**—**	
Net securities brokerage revenue	**10,238**	**—**	**—**	
Net insurance services revenue	**3,651**	**—**	**—**	
Bank-owned life insurance	**9,544**	**—**	**—**	
Payment processing fees	**3,504**	**—**	**—**	
Net securities gains	**1,408**	**—**	**—**	
Net gain on other real estate owned and other assets	**142**	**—**	**—**	
Mortgage banking income	**4,270**	**—**	**—**	
Other income	**8,677**	**—**	**—**	
Total revenues	**576,392**	**26,683**	**(16,090)**	**586,985**
Less (2):				
Salaries and wages	**170,080**	**7,436**	**—**	
Employee benefits	**44,344**	**1,797**	**—**	
Net occupancy (3)	**24,948**	**209**	**—**	
Equipment and software (4)	**41,183**	**120**	**—**	
Miscellaneous taxes	**12,978**	**8**	**—**	
Professional services	**11,832**	**490**	**6,698**	
Marketing	**9,712**	**52**	**—**	
FDIC insurance	**14,215**	**—**	**—**	
Supplies	**5,895**	**125**	**—**	
Telecommunications	**4,718**	**—**	**—**	
General administration	**6,027**	**136**	**375**	
Merger-related and restructuring	**3,578**	**—**	**2,822**	
Amortization of intangibles	**8,059**	**192**	**—**	
Corporate overhead expenses (5)	**—**	**5,779**	**—**	
Other segment items (6)	**17,753**	**283**	**27**	
Segment profit before provision for income taxes	**201,070**	**10,056**	**(26,012)**	
Provision for income taxes	**36,711**	**2,112**	**(5,219)**	
Segment profit	**164,359**	**7,944**	**(20,793)**	**151,510**
Reconciliation of segment profit (loss)				
Preferred stock dividends				**(10,125)**
Net income available to common shareholders				**141,385**

(1) Within Corporate other, this represents interest expense on subordinated and junior subordinated debt issued by the parent company of Wesbanco.
(2) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3) Includes depreciation and amortization expense of $7.0 million for the community banking segment. Such expenses for the trust and investment services segment are immaterial.
(4) Includes depreciation and amortization expense of $8.3 million for the community banking segment. Such expenses for the trust and investment services segment are immaterial.
(5) Corporate overhead expenses allocated to the trust and investment services segment consist of audit and accounting services, human resources, bank administration and information technology.
(6) Other segment items included in segment expenses for the community banking segment include ATM and digital banking interchange expenses, correspondent service fee expense, postage expense, corporate insurance expense and other general banking service expenses. Other segment items included in segment expenses for the trust and investment services segment include postage expense, securities safekeeping expense and other miscellaneous operating expenses.

(in thousands)	Community Banking	Trust and Investment Services	Corporate Other	Totals
For the Year Ended December 31, 2023				
Interest and dividend income	$ 711,516	$ —	$ —	
Less: Interest expense (1)	210,763	2,923	16,492	
Net interest income	500,753	(2,923)	(16,492)	
Less: Provision for credit losses	17,734	—	—	
Net interest income after provision for credit losses	483,019	(2,923)	(16,492)	
Non-interest income:				
Trust fees	—	20,474	—	
WesMark fees	—	7,661	—	
Service charges in deposits	26,116	—	—	
Digital banking income	19,454	—	—	
Net swap fee and valuation income	6,912	—	—	
Net securities brokerage revenue	10,055	—	—	
Net insurance services revenue	3,555	—	—	
Bank-owned life insurance	11,002	—	—	
Payment processing fees	3,652	—	—	
Net securities losses	900	—	—	
Net gain on other real estate owned and other assets	1,520	—	—	
Mortgage banking income	2,652	—	—	
Other income	5,776	—	718	
Total revenues	574,613	25,212	(15,774)	584,051
Less (2):				
Salaries and wages	169,402	7,536	—	
Employee benefits	45,148	1,753	—	
Net occupancy (3)	25,136	202	—	
Equipment and software (4)	36,619	47	—	
Miscellaneous taxes	11,678	8	—	
Professional services	9,740	580	5,414	
Marketing	10,280	96	802	
FDIC insurance	12,249	—	—	
Supplies	6,447	132	—	
Telecommunications	5,325	—	—	
General administration	5,494	152	100	
Merger-related and restructuring	3,775	—	55	
Amortization of intangibles	8,855	233	—	
Corporate overhead expenses (5)	—	5,300	—	
Other segment items (6)	17,260	269	(85)	
Segment profit before provision for income taxes	207,205	8,904	(22,060)	
Provision for income taxes	38,273	1,870	(5,126)	
Segment profit	168,932	7,034	(16,934)	159,032
Reconciliation of segment profit (loss)				
Preferred stock dividends				(10,125)
Net income available to common shareholders				148,907

(1) Within Corporate other, this represents interest expense on subordinated and junior subordinated debt issued by the parent company of Wesbanco.
(2) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3) Includes depreciation and amortization expense of $7.0 million for the community banking segment. Such expenses for the trust and investment services segment are immaterial.
(4) Includes depreciation and amortization expense of $7.5 million for the community banking segment. Such expenses for the trust and investment services segment are immaterial.
(5) Corporate overhead expenses allocated to the trust and investment services segment consist of audit and accounting services, human resources, bank administration and information technology.
(6) Other segment items included in segment expenses for the community banking segment include ATM and digital banking interchange expenses, correspondent service fee expense, postage expense, corporate insurance expense and other general banking service expenses. Other segment items included in segment expenses for the trust and investment services segment include postage expense, securities safekeeping expense and other miscellaneous operating expenses.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Wesbanco's management carried out an evaluation, under the supervision and with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of Wesbanco's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the chief executive officer along with the chief financial officer concluded that Wesbanco's disclosure controls and procedures as of December 31, 2025, were not effective as of the end of the period covered by this annual report because of the material weaknesses in internal control over financial reporting described in "Management's Report on Internal Control Over Financial Reporting". Notwithstanding the material weaknesses, based on additional analyses and other procedures performed, management concluded that the financial statements included in this report fairly present in all material respects our financial position, results of operations, capital position, and cash flows for the periods presented in conformity with GAAP.

Except for the material weakness identified, no changes in Wesbanco's internal control over financial reporting have occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Wesbanco's internal control over financial reporting. However, as disclosed in "Management's Report on Internal Control Over Financial Reporting", Wesbanco's management is in the process of implementing certain changes to the Company's internal controls to remediate the material weakness disclosed in the report.

Management's Report on Internal Control Over Financial Reporting

Management's Report on internal control over financial reporting and the audit report of Ernst & Young LLP, the Company's independent registered public accounting firm, on internal control over financial reporting is included within this report at the beginning of *"Item 8. Financial Statements and Supplementary Data"* and is incorporated in this Item 9A by reference.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2025, none of our directors or executive officers adopted, modified or terminated any rule 10b5-1 trading arrangement or any "non-Rule 10b5-1 trading arrangement, as those terms are defined in Item 408 of Regulation S-K."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated by reference to the applicable information in our Proxy Statement set forth under the headings Election of Directors, Nominees, Continuing Directors, Executive Officers of the Corporation, Corporate Governance, Delinquent Section 16(a) Reports (if applicable), Audit Committee, Insider Trading Policies and Procedures and certain other sections.

CODE OF ETHICS

Wesbanco has adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including Wesbanco’s Chief Executive Officer, Chief Financial Officer, Controller and other executive officers. Wesbanco’s “Code of Business Conduct and Ethics” can be found posted on our website at http://www.wesbanco.com in the “About Us” section under “Investor Relations” under “Governance Documents.” Wesbanco intends to disclose any changes or amendments to or waivers from Wesbanco's "Code of Business Conduct and Ethics" on its website.

Wesbanco will provide a printed copy, free of charge, of Wesbanco’s Code of Business Conduct and Ethics to any shareholder requesting such information. To obtain a copy of Wesbanco’s Code of Ethics, contact: **John Iannone, Wesbanco, Inc., 1 Bank Plaza, Wheeling, WV 26003. (304) 905-7021**

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the applicable information in our Proxy Statement set forth under the headings Summary Compensation Table, Meetings of Board of Directors and Committees and Compensation of Members, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, Compensation Discussion and Analysis and certain other sections.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 (other than the information provided below under the heading Equity Compensation Plan Information) is incorporated by reference to the applicable information in our Proxy Statement set forth under the headings Ownership of Securities by Directors, Nominees and Officers and Beneficial Owners of More Than 5% of the Common Stock of the Corporation.

The following table sets forth certain information with respect to securities authorized for issuance under our equity compensation plans as of December 31, 2025.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining for future issuance under equity compensation plans
Equity compensation plans approved by security holders	794,268	$ 26.52	1,334,954
Equity compensation plans not approved by security holders	None	None	None

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the applicable information in our Proxy Statement set forth under the headings Transactions with Directors and Officers and Election of Directors. Additional information concerning related party transactions is set forth in the Annual Report under Note 21, “Transactions with Related Parties” in the Consolidated Financial Statements.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the applicable information in our Proxy Statement set forth under the heading Independent Registered Public Accounting Firm.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) CERTAIN DOCUMENTS FILED AS PART OF THE FORM 10-K

(1) CONSOLIDATED FINANCIAL STATEMENTS: Reference is made to Part II Item 8, of this Annual Report on Form 10-K.

(**2) FINANCIAL STATEMENT SCHEDULES:** No financial statement schedules are being filed since the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related Notes.

(3) EXHIBIT LISTING Exhibits listed in the Exhibit Index of this Annual Report on Form 10-K are filed herein or are incorporated by reference.

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit Number	Document	Location
2.1	Agreement and Plan of Merger, dated July 25, 2024, by and among Wesbanco, Inc., Wesbanco Bank, Inc., Premier Financial Corp. and Premier Bank.	Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 26, 2024.
3.1	Bylaws of Wesbanco, Inc. (As Amended and Restated May 4, 2021).	Incorporated by reference to Exhibit 3.1 of Form 10-Q filed by the Registrant with the Securities and Exchange Commission on May 6, 2021.
3.2	Restated Articles of Incorporation of Wesbanco, Inc.	Incorporated by reference to Exhibit 3.2 of Form 10-K filed by the Registrant with the Securities and Exchange Commission on February 28, 2020.
3.3	Articles of Amendment to the Restated Articles of Incorporation of Wesbanco, Inc.	Incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 11, 2020.
3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of Wesbanco, Inc.	Incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 11, 2024.
3.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of Wesbanco, Inc.	Incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 17, 2025.
3.6	Articles of Amendment to the Amended and Restated Articles of Incorporation of Wesbanco, Inc.	*
4.1	Specimen Certificate of Wesbanco, Inc. Common Stock. (P)	Incorporated by reference to a prior Registration Statement on Form S-4 under Registration No. 33-42157 filed by the Registrant with the Securities and Exchange Commission on August 9, 1991.
4.2	Junior Subordinated Indenture dated June 19, 2003 entered into between Wesbanco, Inc., as issuer and The Bank of New York, as Trustee and Amended and Restated Declaration of Trust of Wesbanco, Inc. Capital Trust II.	Incorporated by reference to Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 13, 2003.
4.3	Indenture dated June 26, 2003 entered into between Wesbanco, Inc., as issuer and U.S. Bank National Association, as Trustee and Amended and Restated Declaration of Trust of Wesbanco, Inc. Capital Statutory Trust III.	Incorporated by reference to Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 13, 2003.
4.4	Indenture dated June 17, 2004 entered into between Wesbanco, Inc., as issuer and Wilmington Trust Company, as Trustee and Amended and Restated Declaration of Trust of Wesbanco Capital Trust IV dated June 17, 2004.	Incorporated by reference to Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 9, 2004.
4.5	Indenture dated June 17, 2004 entered into between Wesbanco, Inc., as issuer and Wilmington Trust Company, as Trustee and Amended and Restated Declaration of Trust of Wesbanco Capital Trust V dated June 17, 2004.	Incorporated by reference to Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 9, 2004.
4.6	Indenture dated March 17, 2005 entered into between Wesbanco, Inc. and Wilmington Trust Company, as Trustee and Amended and Restated Declaration of Trust of Wesbanco Capital Trust VI dated March 17, 2005.	Incorporated by reference to Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 18, 2005.
4.7	Description of Securities.	*

4.8	Indenture, dated March 23, 2022, by and between Wesbanco, Inc. and Wilmington Trust, National Association, as trustee.	Incorporated by reference to Exhibit 4.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 23, 2022.
4.9	First Supplemental Indenture, dated March 23, 2022, by and between Wesbanco, Inc. and Wilmington Trust, National Association, as trustee.	Incorporated by reference to Exhibit 4.2 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 23, 2022.
4.10	Form of 3.75% Fixed-to-Floating Rate Subordinated Note due 2032.	Incorporated by reference to Exhibit 4.2 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 23, 2022.
4.11	Deposit Agreement, dated September 17, 2025, by and among Wesbanco, Inc., Computershare Inc. and Computershare Trust Company, N.A. acting jointly as the depositary, and the holders from time to time of the depositary receipts described therein.	Incorporated by reference to Exhibit 4.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 17, 2025.
4.12	Specimen of Certificate representing the Series B Preferred Stock.	Incorporated by reference to Exhibit 4.2 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 17, 2025.
4.13	Form of Depositary Receipt.	(Included in Exhibit 4.11 hereto).
10.1	Wesbanco, Inc. Incentive Bonus, Option and Restricted Stock Plan as adopted February 13, 1998 and as amended and restated February 25, 2010, February 23, 2017, February 25, 2021 and February 21, 2024. **	Incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 18, 2024.
10.2	Wesbanco, Inc. Deferred Compensation Plan – For Directors and Eligible Employees (as amended). **	Incorporated by reference to Exhibit 10.17 of Form 10-K filed by the Registrant with the Securities and Exchange Commission on March 10, 2006.
10.3	Form of Amended and Restated Change in Control Agreement by and between Wesbanco, Inc., Wesbanco Bank, Inc., Michael L. Perkins and Jayson M. Zatta. **	Incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 28, 2006.
10.4	Form of Employment Agreement by and between Wesbanco Bank, Inc., Wesbanco Inc., and executive officer (effective date): Jayson M. Zatta (effective March 1, 2015)**	Incorporated by reference to Exhibit 10.1 of Form 10-Q filed by the Registrant with the Securities and Exchange Commission on July 30, 2015.
10.5	Wesbanco, Inc. Administrative Rules for the Total Shareholder Return Plan. **	Incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on November 24, 2015.
10.6	Form of Wesbanco, Inc. Incentive Bonus, Option & Restricted Stock Plan—Total Shareholder Return Agreement. **	Incorporated by reference to Exhibit 10.25 of Form 10-K filed by the Registrant with the Securities and Exchange Commission on February 26, 2016.
10.7	Form of Wesbanco, Inc. Incentive Bonus, Option & Restricted Stock Plan—Performance Restricted Stock Agreement.**	Incorporated by reference to Exhibit 10.2 to Form 10-Q filed by the Registrant with the Securities and Exchange Commission on July 31, 2017.
10.8	Employment Agreement, dated December 16, 2021, by and between Wesbanco Bank, Inc., Daniel K. Weiss, Jr. and Wesbanco, Inc. **	Incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 17, 2021.
10.9	Form of Change in Control Agreement, by and between Wesbanco, Inc., Wesbanco Bank, Inc., and executive officers: Jeffrey H. Jackson, Daniel K. Weiss, Jr. and Jan Pattishall-Krupinski **	Incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 17, 2021.
10.10	Employment Agreement, dated February 16, 2022, by and between Wesbanco Bank, Inc., Michael L. Perkins and Wesbanco, Inc. **	Incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 22, 2022.

10.11	Form of Wesbanco, Inc. Incentive Bonus, Option & Restricted Stock Plan – Stock Option Agreement. **	Incorporated by reference to Exhibit 10.1 of Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 3, 2023.
10.12	Form of Wesbanco, Inc. Incentive Bonus, Option & Restricted Stock Plan – Restricted Stock Agreement. **	Incorporated by reference to Exhibit 10.2 of Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 3, 2023.
10.13	Employment Agreement, dated as of July 21, 2023, by and between Wesbanco Bank, Inc., Jeffrey H. Jackson and Wesbanco, Inc. **	Incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 21, 2023.
10.14	Wesbanco, Inc. 401(k) Plan.	Incorporated by reference to Exhibit 10.17 of Form 10-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2025.
10.15	First Amendment to the Wesbanco, Inc. 401(k) Plan effective February 28, 2025.	Incorporated by reference to Exhibit 10.18 of Form 10-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2025.
10.16	Separation Agreement, Release and Waiver of Claims, dated as of April 21, 2025, by and between Brent E. Richmond and Wesbanco Bank, Inc.**	Incorporated by reference to Exhibit 10.1 of Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 7, 2025.
10.17	Employment Agreement, dated December 20, 2024 by and between Wesbanco Bank, Inc., Jan Pattishall-Krupinski and Wesbanco, Inc. **	*
19	Insider Trading and Director Confidentiality Policy.	Incorporated by reference to Exhibit 19 of Form 10-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2025.
21	Significant Subsidiaries of the Registrant.	*
23	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.	*
24	Power of Attorney.	*
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-15(e) or Rule 15d-15(e).	*
31.2	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-15(e) or Rule 15d-15(e).	*
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*
97	Policy Relating to Recovery of Erroneously Awarded Compensation.	Incorporated by reference to Exhibit 97 of Form 10-K filed by the Registrant with the Securities and Exchange Commission on February 26, 2024.
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).	***
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document	***
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	***

* Filed herewith
** Indicates management compensatory plan, contract, or arrangement
*** Filed electronically
(P) Paper Filed

SIGNATURES

Pursuant to the Requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 2, 2026.

WESBANCO, INC.

By: /s/ Jeffrey H. Jackson

Jeffrey H. Jackson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on March 2, 2026.

By: /s/ Jeffrey H. Jackson

Jeffrey H. Jackson
President, Chief Executive Officer, and Director
(Principal Executive Officer)

By: /s/ Daniel K. Weiss, Jr.

Daniel K. Weiss, Jr.
Senior Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

By: /s/ Christopher V. Criss

Christopher V. Criss
Chairman of the Board

The Directors of Wesbanco (listed below) executed a power of attorney appointing Jeffrey H. Jackson their attorney-in-fact, empowering him to sign this report on their behalf.

By: /s/ Jeffrey H. Jackson

Jeffrey H. Jackson
Attorney-in-fact

Rosie Allen-Herring
Zahid Afzal
Louis M. Altman
John L. Bookmyer
Lee J. Burdman
Todd F. Clossin
James W. Cornelsen
Michael J. Crawford
Abigail M. Feinknopf

Robert J. Fitzsimmons
Denise Knouse-Snyder
D. Bruce Knox
Lisa A. Knutson
F. Eric Nelson, Jr.
Gregory S. Proctor, Jr.
Joseph R. Robinson
Kerry M. Stemler



CURRENT WESBANCO, INC. OFFICERS & DIRECTORS

OFFICERS

Jeffrey H. Jackson
President & Chief Executive Officer

Daniel K. Weiss, Jr.
Senior Executive Vice President &
Chief Financial Officer
Group Head - Finance

Kimberly L. Griffith
Senior Executive Vice President
Group Head – Human Resources

Alisha Hipwell
Senior Executive Vice President &
Chief Communications &
Marketing Officer

Jan M. Pattishall-Krupinski
Senior Executive Vice President &
Chief Administrative Officer
Group Head – Administration and
Facilities

Richard K. Laws
Senior Executive Vice President &
Chief Legal Counsel

Michael L. Perkins
Senior Executive Vice President &
Chief Risk Officer
Group Head – Risk

Jayson M. Zatta
Senior Executive Vice President &
Chief Banking Officer
Group Head – Banking & Trust

Robert H. Friend
Executive Vice President &
Chief Credit Officer

Stephen J. Lawrence
Executive Vice President &
Chief Internal Auditor

Scott A. Love
Executive Vice President -
Director of Wealth Management

Rachel E. White
Senior Vice President &
Corporate Controller

Linda M. Woodfin
Vice President & Corporate Secretary

DIRECTORS **

Zahid Afzal*
Director, Buckeye Insurance Group
Westerville, OH

Rosie Allen-Herring
President & CEO
United Way of the National Capital Area
Washington, DC

Louis M. Altman
Co-Managing Partner
A. Altman Company
Canton, OH

John L. Bookmyer
Chief Executive Officer
Pain Management Group
Zionsville, IN

Lee J. Burdman
Co-Founder & Managing Partner
Redstone Investments
Canfield, OH

Todd F. Clossin*
President & Chief Executive Officer, Retired
Wesbanco, Inc. & Wesbanco Bank, Inc.
Asheville, NC

James W. Cornelsen
Mid-Atlantic Market Chairman
Wesbanco Bank, Inc.
Washington, DC

Michael J. Crawford
Senior Vice President
Assured Partners of Kentucky
Bellevue, KY

Christopher V. Criss*
President & Chief Executive Officer
Atlas Towing Company
Parkersburg, WV

Abigail M. Feinknopf
Marketing Representative
Feinknopf Photography
Columbus, OH

Robert J. Fitzsimmons
Attorney-at-Law
Fitzsimmons Law Firm, PLLC
Wheeling, WV

Jeffrey H. Jackson*
President & Chief Executive Officer
Wesbanco, Inc. & Wesbanco Bank, Inc.
Wheeling, WV

Denise Knouse-Snyder*
Attorney-at-Law
Phillips, Gardill, Kaiser & Altmeyer PLLC
Wheeling, WV

D. Bruce Knox
Investor
McArthur, OH

Lisa A. Knutson*
Chief Operating Officer, Retired
E. W. Scripps Company
Cincinnati, OH

F. Eric Nelson, Jr.*
President
Nelson Enterprises, Inc.
Charleston, WV

Gregory S. Proctor, Jr.*
President & Chief Executive Officer
G.S. Proctor & Associates, Inc.
Upper Marlboro, MD

Joseph R. Robinson
Chief Executive Officer
High Peaks Solutions, LLC
Mason, OH

Kerry M. Stemler*
President & Chief Executive Officer
KM Stemler Co
New Albany, IN

DIRECTORS EMERITI

Gary L. Libs
Reed J. Tanner

* *Executive Committee*
** *Directors of Wesbanco, Inc. also serve as Directors of Wesbanco Bank, Inc.*

SHAREHOLDER INFORMATION

	2025		
	High	Low	Dividend Declared
Fourth quarter	**$35.55**	**$29.57**	**$ 0.380**
Third quarter	**33.94**	**29.18**	**0.370**
Second quarter	**32.43**	**26.42**	**0.370**
First quarter	**37.18**	**29.88**	**0.370**

	2024		
	High	Low	Dividend Declared
Fourth quarter	**$37.36**	**$28.40**	**$ 0.370**
Third quarter	**34.85**	**27.11**	**0.360**
Second quarter	**29.95**	**25.56**	**0.360**
First quarter	**31.83**	**27.21**	**0.360**

STOCK REGISTRAR & TRANSFER AGENT
First Class/Registered/Certified Mail
Computershare Investor Services, LLC
P.O. Box 43006
Providence, RI 02940-3006

Overnight Delivery
Computershare Investor Services, LLC
150 Royall St., Suite 101
Canton, MA 02021
(888) 294-8217 or (781) 575-3120 (non-U.S.)
www.computershare.com/investor

STOCK TRADING
Nasdaq Global Select Market
Symbol: WSBC

CORPORATE HEADQUARTERS
1 Bank Plaza, Wheeling, WV 26003
Phone: (304) 234-9000
www.wesbanco.com

INVESTOR RELATIONS
Contact: John Iannone
Phone: 304-905-7021

MARKET MAKERS IN WESBANCO STOCK
This list represents the top ten registered market makers by volume in 2025 excluding electronic trading networks:
Morgan Stanley & Co. LLC; BofA Securities, Inc.; Goldman, Sachs & Co., LLC; J.P. Morgan Securities, LLC; UBS Securities, LLC; Citadel Securities LLC; HRT Financial, LP; G1 Execution Services, LLC; Keefe, Bruyette & Woods, Inc.; SG Americas Securities, LLC.

AUTOMATIC DIVIDEND REINVESTMENT PLAN
Shareholders may elect to reinvest their dividends in additional shares of Wesbanco common stock through the Computershare Dividend Reinvestment Plan. To arrange automatic purchase of shares with quarterly dividend proceeds, please contact Computershare Investor Services, LLC at the address, phone or email noted previously.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held Wednesday, April 15, 2026 at 12:00 noon E.D.T. in a virtual format from the corporate headquarters.

DIRECT DEPOSIT
If you have a deposit relationship with Wesbanco, cash dividends can be deposited directly to your bank account. Dividends will be deposited on the date the dividend is payable, and you will receive a confirmation of payment when the dividend is deposited to your account.

ANNUAL DISCLOSURE STATEMENT AND NOTICE OF FORM 10-K
This Annual Report on Form 10-K serves as the annual disclosure statement as required by the FDIC. Upon written request of any shareholder, the Corporation will provide, without charge, a copy of its 2025 Annual Report on Form 10-K, including financial statements and schedules, as required to be filed with the Securities and Exchange Commission. To obtain a copy of Form 10-K, contact:

John Iannone
SVP, Investor Relations
Wesbanco, Inc.
1 Bank Plaza
Wheeling, WV 26003
(304) 905-7021

The Form 10-K is also available electronically on Wesbanco's website at www.wesbanco.com or at the SEC's website at www.sec.gov.

CODE OF ETHICS
Wesbanco has adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including the Company's Chief Executive Officer, Chief Financial Officer, Corporate Controller and other executive officers. Wesbanco's "Code of Business Conduct and Ethics" can be found posted on our website at www.wesbanco.com in the "Investors" section under "Governance Documents". Wesbanco intends to disclose any changes or amendments to this code of ethics on its website.

WESBANCO EMAIL ALERTS
Readers may subscribe to Wesbanco email alerts for Company events, document filings, press releases, and Wesbanco's nightly closing stock price in the "Investors" section of the Wesbanco website at www.wesbanco.com.

EQUAL OPPORTUNITY EMPLOYER
Wesbanco, Inc. is an Equal Opportunity Employer.


WesBanco

WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003
www.wesbanco.com